Form 20-F/A
period 2020-10-31
TIAN RUIXIANG HOLDINGS LTD
filed 2021-04-29
CIK 1782941

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

 Explanatory Note

TIAN RUIXIANG Holdings Ltd (the “Company”) is filing this amendment (“Amendment”) to its Annual Report on Form 20-F for the fiscal year ended October 31, 2020 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on April 26, 2021, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) with respect to the audited consolidated financial statements of the Company for that fiscal year as an exhibit to the Form 20-F.

Except as set forth above, this Amendment does not modify or update any of the disclosures in the Form 20-F. This Amendment is as of the time of filing of the Form 20-F and does not reflect events that may have occurred subsequent to such filing.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description
101. INS	XBRL Instance Document
101. SCH	XBRL Taxonomy Extension Schema Document
101. CAL	XBRL Taxonomy Calculation Linkbase Document
101. DEF	XBRL Taxonomy Extension Definition Linkbase Document
101. LAB	XBRL Taxonomy Extension Label Linkbase Document
101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TIAN RUIXIANG Holdings Ltd

By:	/s/ Zhe Wang
Name:	Zhe Wang
Title:	Chairman, Chief Executive Officer, and Director
Date	April 29, 2021

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