Form 20-F
period 2021-10-31
TIAN RUIXIANG HOLDINGS LTD
filed 2022-03-07
CIK 1782941

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2021

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

Room 1106, 10 / F, No. 19, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China (010) 87529554
(Address of Principal Executive Offices)

Zhe Wang, Chief Executive Officer Room 1106, 10 / F, No. 19, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China (010) 87529554
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

10,100,000 Class A ordinary shares, par value $0.001 per share, and 1,250,000 Class B ordinary shares, par value $0.001 per share, as of October 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ◻ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

INTRODUCTION

“We,” “us,” “our,” or the “Company” are to TIAN RUIXIANG Holdings Ltd, a Cayman Islands exempted company with limited liability, and its Affiliated Entities, as the case may be. Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“Affiliated Entities” are to our subsidiaries and TRX ZJ and its subsidiaries and branch offices;
●	“AKS Consulting” are to Horgos Arxo Management Consulting Co., Ltd, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC;
●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report report only;
●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value US$0.001 per share;
●	“Class B Ordinary Shares” are to our class B ordinary shares, par value US$0.001 per share;
●	“Hengbang Insurance” are to Hebei Hengbang Insurance Co. LTD, a limited liability company organized under the laws of the PRC and 99.80% of its equity interest is owned by TRX ZJ;
●	“HH Consulting” are to Huoerguosi Hechentonguang Consulting Service Co. LTD., a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC, which was dissolved in July 2020;
●	“NDB Technology” are to Need Bao (Beijing) network technology co. LTD, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC;
●	“shares”, “Shares” or “Ordinary Shares” are to our Class A Ordinary Shares and Class B Ordinary Shares collectively;
●	“TRX” are to TIAN RUIXIANG Holdings Ltd, an exempted company incorporated under the laws of the Cayman Islands;
●	“TRX BJ” or “WFOE” are to Beijing Tianruixiang Management Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by TRX HK;
●	“TRX HK” are to the Company’s wholly owned subsidiary, TRX HONGKONG INVESTMENT LIMITED, a Hong Kong corporation;
●	“TRX SX Branch”, “TRX SD Branch”, “TRX HN Branch”, “TRX BJ Branch”, “TRX Shanxi Branch”, “TRX CQ Branch”, “TRX YN Branch”, “TRX AH Branch”, or “TRX HB Branch” are to TRX ZJ’s branch office in the PRC;
●	“TRX ZJ” are to Zhejiang Tianruixiang Insurance Broker Co. LTD., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and TRX ZJ;
●	“TYDW Technology” are to Tianyi Duowen (Beijing) Network Technology Co. LTD, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC;
●	“VIE” are to variable interest entity;
●	“WDZG Consulting” are to Beijing Wandezhonggui Management Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, the sole shareholder of TRX ZJ; and
●	“we”, “us”, the “Company” or the “Group” are to one or more of TRX, and its Affiliated Entities, as the case may be.

Our business is conducted by TRX ZJ, the VIE entity in the PRC, and its subsidiaries and branch offices, using RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	future financial and operating results, including revenue, income, expenditures, cash balances and other financial items;
●	our ability to execute our growth, and expansion, including our ability to meet our goals;
●	current and future economic and political conditions;
●	our ability to compete in an industry with low barriers to entry;
●	the future growth of the Chinese insurance industry as a whole and the professional insurance intermediary sector in particular;
●	our ability to continue to operate through the VIE structure;
●	our capital requirements and our ability to raise any additional financing which we may require;
●	the impact of the COVID-19 pandemic on our business and financial results;
●	our ability to attract clients, further enhance our brand recognition;
●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;
●	trends and competition in Chinese insurance industry; and
●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A.      [Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

An investment in our Class A Ordinary Shares involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, prospects, financial condition or results of operations could suffer. In that case, the trading price of our capital stock could decline, and you may lose all or part of your investment. Below please find a summary of the principal risks we face, organized under relevant headings.

Risks Related to Our Business and Our Industry

Risks and uncertainties related to our business and our industry include, but are not limited to, the following:

●	Our limited operating history and our limited experience in distributing insurance products, may not provide an adequate basis to judge our future prospects and results of operations.
●	We are subject to all the risks and uncertainties in an industry which is still in development in China.
●	Because the commission revenue we earn on the sale of insurance products is based on premiums and commissions and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operation.

●	Competition in our industry is intense and, if we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.
●	If our contracts with insurance companies are terminated or changed, our business and operating results could be adversely affected.
●	If our largest insurance company partners terminate or change the material terms of their contracts with us, it would be difficult for us to replace the lost commissions, which could adversely affect our business and operating results.
●	We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.
●	If our investments in our online platforms are not successful, our business and results of operations may be materially and adversely affected.
●	Because our industry is highly regulated, any material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. The administration, interpretation and enforcement of the laws and regulations currently applicable to us could change rapidly. If we fail to comply with applicable laws and regulations, we may be subject to civil and criminal penalties or lose the ability to conduct business with our clients, which could materially and adversely affect our business and results of operations.

Risks Related to Our Corporate Structure

We control and receive the economic benefits of the business operations of the VIE through the VIE Agreements solely because we met the conditions for consolidation of the VIE under the U.S. GAAP for accounting purpose; however, the VIE Agreements have not been tested in a court of law and are subject to significant risks, as set forth in the following risk factors.

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Because we conduct our brokerage business through TRX ZJ, a VIE entity, if the PRC government finds that the VIE Agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Class A Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations.
●	We rely on the VIE Agreements with TRX ZJ, a VIE entity, and its shareholder for our China operations, which may not be as effective in providing operational control as direct ownership.
●	If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.
●	Our shareholders are subject to greater uncertainties because we operate through a VIE structure due to restrictions on direct ownership imposed by the CIRC even though the Insurance Brokerage Industry falls within the permitted category in accordance with the Catalogue and the Negative List.
●	The VIE Agreements may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.
●	Any failure by the VIE or its shareholder to perform their obligations under the VIE Agreements would have a material adverse effect on our business.

●	Our dual class share structure concentrates a majority of the aggregate voting power of our total issued and outstanding share capital in our Chief Executive Officer, who is the beneficial owner of all of our Class B Ordinary Shares.
●	Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to Doing Business in China

Risks and uncertainties related to doing Business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
●	We face risks related to health epidemics such as the COVID-19 coronavirus outbreak originated in Wuhan city at the end of 2019, and other outbreaks, which could disrupt our operations and adversely affect our business, financial condition and results of operations.
●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.
●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

Risks Relating to Our Class A Ordinary Shares and The Trading Market

Risks and uncertainties related to our Class A Ordinary Shares and the trading market include, but are not limited to, the following:

●	We do not intend to pay dividends for the foreseeable future.
●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.
●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor

Risks Related to Our Business and Our Industry

Our limited operating history and our limited experience in distributing insurance products, may not provide an adequate basis to judge our future prospects and results of operations.

TRX ZJ, the VIE and the Company’s PRC operating entity, was founded in 2010, but the current management team has a limited operating history which started in May 2016, when RB Wealth, a company controlled by Mr. Zhe Wang, our CEO, acquired TRX ZJ. Originally, our insurance brokerage business was mainly distributing life insurance, automobile and liability insurance products. In January 2017, we started expanding our offerings to other types of insurances products, including property, casualty insurance products. Due to our limited experience in distributing insurance products, we cannot assure you that we will be able to maintain our growth in the future. In addition, our limited operating history, may not provide a meaningful basis for you to evaluate our business, financial performance and prospects.

We are subject to all the risks and uncertainties in an industry which is still in development in China.

We are, and expect for the foreseeable future to be, subject to all the risks and uncertainties, inherent to a development-stage business and in a developing industry in China. As a result, we must establish many functions necessary to operate a business, including expanding our managerial and administrative structure, assessing and implementing our marketing program, implementing financial systems and controls. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies with a limited operating history. These risks and challenges are, among other things:

●	we operate in an industry that is heavily regulated by relevant governmental agencies in China;
●	we may require additional capital to develop and expand our operations which may not be available to us when we require it;
●	our marketing and growth strategy may not be successful;
●	our business may be subject to significant fluctuations in operating results; and
●	we may not be able to attract, retain and motivate qualified professionals.

Because the commission revenue we earn on the sale of insurance products is based on premiums and commissions and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operation.

We are an insurance broker and derive revenue primarily from commissions paid by the insurance companies whose policies our customers purchase. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance companies. These factors, which are not within our control, include the capacity of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers and the tax deductibility of commissions. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the Chinese Banking and Insurance Regulatory Committee (“CBIRC”).

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

For the year ended October 31, 2021, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 59.6% of our total revenues. For the year ended October 31, 2020, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 55.6% of our total revenues. For the year ended October 31, 2019, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 80.3% of our total revenues. The termination or any changes in the material terms of those contracts with our top insurance company partners could adversely affect our business and operating results.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

We have expanded our operations substantially since 2016. As of the date of this annual report, our distribution network has expanded from our Hangzhou headquarter to having nine branches, and we plan to open more branches and further expand our mix of products and service offering.Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. Our strategic initiative, an online insurance center, or “Needbao”, which we launched in June 2019, is designed to create growth, improve our results of operations and drive long-term shareholder value. However, our management may lack required experience, knowledge, insight, or human and capital resources to carry out the implementation of this new online insurance brokerage business. Additionally, one of our strategies for growing life insurance business is expanding our distribution networks by opening more branches throughout the PRC. In order to set up new branches, we need to (1) file and apply for insurance intermediary code with the CBIRC for the proposed new branches; (2) complete the business registration procedures with the PRC industrial and commercial registration department. If the application materials fail to meet the requirements of the “CBIRC” or the PRC industrial and commercial registration department, we will be unable to open new branches as we have planned. See “Item 4. Information on the Company—B. Business Overview—Regulations – Regulations of the Insurance Industry.” As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

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

We have devoted significant efforts to developing our online platform, Needbao (http://needbao.tianrx.com), which was launched in June 2019, to allow customers to evaluate and purchase insurance products, as well as receive customer services online. Currently, we have finalized the functionality of our online platform and are in the process of marketing and promoting Needbao to prospective customers. In the near future, we intend to continue to devote resources to maintaining and developing the technology and content of Needbao. However, our efforts to develop our online platforms may not be successful or yield the benefits that we anticipate. In addition, our expansion may depend on a number of factors, many of which are beyond our control, including but not limited to:

●	the effectiveness of our marketing campaigns to build brand recognition among consumers and our ability to attract and retain customers;
●	the acceptance of third-party e-commerce platforms as an effective channel for underwriters to distribute their insurance products;
●	public concerns over security of e-commerce transactions and confidentiality of information;
●	increased competition from insurance companies which directly sell insurance products through their own websites, call centers, portal websites which provide insurance product information and links to insurance companies’ websites, and other professional insurance intermediary companies which may launch independent websites in the future;
●	further improvement in our information technology system designed to facilitate smoother online transactions; and
●	further development and changes in applicable rules and regulations which may increase our operating costs and expenses, impede the execution of our business plan or change the competitive landscape.

On December 7, 2020, the CBIRC issued the Decree of the China Banking and Insurance Regulatory Commission (No. 13, 2020) promulgating the Measures for The Supervision of Internet Insurance Business (the “Measures”), which was implemented on February 1, 2021. The Measures are aimed at regulating the operations of the internet insurance business. They provide that, in accordance with laws, regulations and relevant regulatory provisions, the CBIRC and its local offices conduct daily regulation and on-site inspection of the internet insurance business activities of insurance institutions and third-party network platforms, and that insurance institutions and third-party network platforms shall cooperate with such inspections. On October 12, 2021, the CBIRC General Office issued a notice on Further Standardizing Internet Life Insurance Business of Insurance Institutions (CBIRC No. 108, 2021). The notice sets forth certain provisions applicable to insurance company and intermediaries engaged in internet life insurance business. As advised by our PRC counsel, we have obtained the necessary approvals and licenses and our operations meet the qualification requirements of the Measures. Since online insurance distribution has emerged only recently in China and is evolving rapidly, CBIRC may promulgate and implement new rules and regulations to govern this sector from time to time. We cannot assure you that our operations will always be consistent with the changes and further development of regulations applicable to us or we will be able to obtain necessary approvals and licenses as required on a timely basis.

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

On March 13, 2018, the China Insurance Regulatory Commission (“CIRC”) and China Banking Regulatory Commission (“CBRC”) were merged to form the Chinese Banking and Insurance Regulatory Committee, or CBIRC. This new organization replaced the CIRC as the regulatory authority for the supervision of the Chinese insurance industry. There is uncertainty as to how the regulatory environment might change as a result of the merger. If we fail to adapt to new rules and regulations promulgated by the CBIRC, it could adversely affect our business and results of operations.

The CBIRC and its predecessors have extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CBIRC is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. The People’s Bank of China and other government agencies may promulgate new rules governing online financial services. In July 2015, ten government agencies including the People’s Bank of China, the Ministry of Finance and CIRC promulgated a guidance letter on how to promote the healthy growth of internet financial services, which set forth the principles of supervising based on the rule of law, appropriate level of regulation, proper categorization, cooperation among different government agencies and promoting innovation. Not only may the laws and regulations applicable to us change rapidly, but it is sometimes unclear how they apply to our business.

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

Agent or employee misconduct could result in violations of law by us, regulatory sanctions, litigation or serious reputational or financial harm. Misconduct could include:

●engaging in misrepresentation or fraudulent activities when marketing or selling insurance products to customers;
●hiding unauthorized or unsuccessful activities, resulting in unknown and unmanaged risks or losses; or
●otherwise not complying with laws and regulations or our control policies or procedures.

We cannot always deter agent or employee misconduct, and the precautions we take to prevent and detect these activities may not be effective in all cases. We cannot assure you, therefore, that agent or employee misconduct will not lead to a material adverse effect on our business, results of operations or financial condition.

Risks Related to Our Corporate Structure

We control and receive the economic benefits of the business operations of the VIE through the VIE Agreements among our WFOE, the VIE and the VIE’s shareholder to operate our business solely because we met the conditions for consolidation of the VIE under the U.S. GAAP for accounting purpose; however, the VIE Agreements have not been tested in a court of law and are subject to significant risks, as set forth in the following risk factors. For a description of these VIE Agreements, see “ITEM 4. INFORMATION ON THE COMPANY — C. Organizational Structure - VIE Agreements among WFOE, TRX ZJ and its Shareholder”.

Because we conduct our brokerage business through TRX ZJ, a VIE entity, if the PRC government finds that the VIE Agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Class A Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations.

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. We operate a brokerage business through TRX ZJ, a VIE entity, via a series of VIE Agreements, as a result of which, under United States generally accepted accounting principles, the assets and liabilities of TRX ZJ are treated as our assets and liabilities and the results of operations of TRX ZJ are treated in all aspects as if they were the results of our operations. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the VIE Agreements.

If WFOE, TRX ZJ, or their ownership structure or the VIE Agreements are determined to be in violation of any existing or future PRC laws, rules or regulations, or WFOE or TRX ZJ fails to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses of WFOE or TRX ZJ;
●	discontinuing or restricting the operations of WFOE or TRX ZJ;
●	imposing conditions or requirements with which we, WFOE, or TRX ZJ may not be able to comply;
●	requiring us, WFOE, or TRX ZJ to restructure the relevant ownership structure or operations which may significantly impair the rights of the holders of our Ordinary Shares in the equity of TRX ZJ;
●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business.  We cannot assure you that the PRC courts or regulatory authorities may not determine that our corporate structure and the VIE Agreements violate PRC laws, rules or regulations. If the PRC courts or regulatory authorities determine that the VIE Agreements are in violation of applicable PRC laws, rules or regulations, the VIE Agreements will become invalid or unenforceable, and TRX ZJ will not be treated as a VIE entity and we will not be entitled to treat TRX ZJ’s assets, liabilities and results of operations as our assets, liabilities and results of operations, which could effectively eliminate the assets, liabilities, revenue and net income of TRX ZJ from our balance sheet and statement of income. This would most likely require us to cease conducting our business and would result in the delisting of our Class A Ordinary Shares from the Nasdaq Capital Market and cause our Class A Ordinary Shares to decline significantly in value or become worthless.

We rely on the VIE Agreements with TRX ZJ, a VIE entity, and its shareholder for our China operations, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on the VIE Agreements with TRX ZJ and its shareholder to operate our business in China. These VIE Agreements may not be as effective in providing us with control over TRX ZJ and its subsidiaries as direct ownership. We have no direct or indirect equity interests in TRX ZJ or any of its subsidiaries.

If we had direct ownership of TRX ZJ and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of TRX ZJ and its subsidiaries, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. But under the current VIE Agreements, as a legal matter, if TRX ZJ or any of its subsidiaries and shareholder fails to perform their obligations under these VIE Agreements, we may have to incur substantial costs and resources to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. For example, if the shareholder of TRX ZJ were to refuse to transfer its equity interest in TRX ZJ to us or our designee when we exercise the call option pursuant to these VIE Agreements, or if it were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill its contractual obligations.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through the VIE Agreements. Substantially all of our assets that are significant to the operation of our business are held by the VIE and its subsidiaries. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ordinary shares.

Our shareholders are subject to greater uncertainties because we operate through a VIE structure due to restrictions on direct ownership imposed by the CIRC even though the Insurance Brokerage Industry falls within the permitted category in accordance with the Catalogue and the Negative List.

Investment in the PRC by foreign investors and foreign-invested enterprises must comply with the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”) (2020 Revision), which was last amended and issued by MOFCOM and NDRC on November 5, 2020 and became effective since January 27,2021, and the Special Management Measures for Foreign Investment Access (2021 version), or the Negative List, which came into effect onJanuary 1,2021. The Catalogue and the Negative List contain specific provisions guiding market access for foreign capital and stipulate in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. The VIE structure has been adopted by many PRC-based companies, to conduct business in the industries that are currently subject to foreign investment restrictions in China, or are on the Negative List, due to the fact that direct foreign ownership of these companies are prohibited. Any industry not listed in the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. Currently, the insurance brokerage industry falls within the permitted category in accordance with the Catalogue and the Negative List.

However, according to the “Service Guide for the Establishment and Examination and Approval of Insurance Brokers”, published by the CBIRC in August 2019, foreign shareholders of a Chinese Insurance Broker shall be (1) a foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (2) have total assets of more than US $200 million at the end of the year preceding the application of invest in a Chinese brokerage business. We do not meet the above requirements to obtain the necessary regulatory approval in order to become a foreign shareholder of TRZ ZJ. Therefore, even though the insurance brokerage industry falls within the permitted category in accordance with the Catalogue and the Negative List, we opted for a VIE structure instead of direct ownership. As a result, our corporate structure and the VIE Agreements may be subject to greater scrutiny and by various PRC government authorities, and subject our shareholders to greater uncertainty with regard to the legality of their control of TRX ZJ.

We believe that our corporate structure and the VIE Agreements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, the VIE and its shareholder is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, there can be no assurance that the PRC government authorities, such as the Ministry of Commerce, or the MOFCOM, or other authorities would agree that our corporate structure or any of the above VIE Agreements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these VIE Agreements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

The VIE Agreements may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our subsidiary’s tax expenses. In addition, PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

Any failure by the VIE or its shareholder to perform their obligations under the VIE Agreements would have a material adverse effect on our business.

We, through our wholly foreign-owned enterprise in the PRC, have entered into a series of VIE Agreements with the VIE and its shareholder. If the VIE or its shareholder fail to perform their respective obligations under the VIE Agreements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholder of the VIE were to refuse to transfer its equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to the VIE Agreements, or if it were otherwise to act in bad faith toward us, then we may have to take legal actions to compel it to perform its contractual obligations.

The VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce the VIE Agreements, or if we suffer significant delay or other obstacles in the process of enforcing these VIE Agreements, we may not be able to exert effective control over the VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “Risk Factors – Risks Related to Doing Business in China – PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.”

Our dual class share structure concentrates a majority of the aggregate voting power of our total issued and outstanding share capital in our Chief Executive Officer, who is the beneficial owner of all of our Class B Ordinary Shares.

Our Class B Ordinary Shares have 18 votes per share on all matters subject to vote at general meetings of the Company, and our Class A Ordinary Shares have one vote per share on all matters subject to vote at general meetings of the Company. Because of the eighteen-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the aggregate voting power of our issued Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval. As of the date of this annual report, our CEO, Mr. Zhe Wang, beneficially owns 1,250,000 Class B Ordinary Shares, in addition to 1,292,500 Class A Ordinary Shares through Wang Investors Co., Ltd. Mr. Wang beneficially owns a majority of the aggregate voting power of our total issued and outstanding share capital, and this concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate actions requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders. Such concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

As a “controlled company” under the rules of the NASDAQ Market, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our CEO, Mr. Zhe Wang, beneficially owns a majority of the aggregate voting power of our total issued and outstanding Ordinary Shares. Under the NASDAQ Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the NASDAQ Listing Rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not currently rely on the “controlled company” exemption under the NASDAQ Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the NASDAQ Capital Market corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Share to look less attractive to certain investors or otherwise harm our trading price.

The shareholder of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholder of the VIE may have actual or potential conflicts of interest with us. The sole shareholder may refuse to sign or breach, or cause the VIE to breach, or refuse to renew, the existing VIE Agreements with the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive economic benefits from it. For example, the shareholder may be able to cause the VIE Agreements to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Agreements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholder of the VIE will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between this shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and this shareholder, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to WFOE or the VIE, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, the combined amount of offshore capital contributions and loans cannot exceed the FIE’s approved total investment amount. Any capital contributions to our PRC subsidiary must be filed with MOFCOM or its local counterparts, and registered with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (a) any loan provided by us to WFOE, which is a FIE, cannot exceed the difference between its total investment amount and registered capital, and must be registered with SAFE or its local counterparts, and (b) any loan provided by us to the VIE which is a domestic PRC entity, over a certain threshold, must be approved by the relevant government authorities and must be registered with SAFE or its local counterparts. Given that the registered capital and total investment amount of WFOE are currently the same, if we seek to make a capital contribution to WFOE we must first apply to increase both its registered capital and total investment amount, while if we seek to provide a loan to WFOE, we must first increase its total investment amount. Although we currently do not have any immediate plans to make capital contribution into WFOE or provide any loan to WFOE or to the VIE, if we seek to do so in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

We are incorporated in the Cayman Island and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Island and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

The U.S. Securities and Exchange Commission (SEC), the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or executive officers in the PRC. The SEC has stated that there are significant legal and other obstacles to obtaining information needed for investigations or litigation in China. China has adopted a revised securities law that became effective on March 1, 2020, Article 177 of which provides, among other things, that no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without governmental approval in China, no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators when it is under direct investigation or evidence discovery conducted by overseas regulators, which could present significant legal and other obstacles to obtaining information needed for investigations and litigation conducted in China.

We have identified several control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting when the Company no longer qualifies as an emerging growth company. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of preparing our consolidated financial statements as of and for the year ended October 31, 2021, we identified a number of control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations, which stemmed from their audit. However, as noted in their report, their audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. The material weaknesses identified include: (1) a lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements; (2) a lack of accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements; and (3) a lack of formal disclosure controls and procedures. The significant deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; and (2) a lack of a formal risk assessment process.

We are taking a number of measures to tackle the control deficiencies identified, including: (1) preparing a comprehensive accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements, and ensuring that accounting personnel are familiar with and follow the manual; (2) establishing a formal internal controls over financial closing and reporting processes; and (3) establishing a risk assessment process that complies with the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, a private sector organization dedicated to improving the quality of financial reporting.

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

Risks Related to Doing Business in China

The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties.

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s app be removed from smartphone app stores. Subsequently on July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective), which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On December 28, 2021, the Cyberspace Administration of China (CAC) promulgated the Measures for Cybersecurity Review, which took effect on February 15, 2022, according to which, operators of online platforms with more than one million users' personal information must report to the Cybersecurity review office for overseas listings. As confirmed by our PRC counsel, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”), because our PRC operating entities are not cyberspace operators with personal information of more than one million users. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

In addition, on December 24, 2021, the China Securities Regulatory Commission issued the "state council on domestic enterprises listed on overseas stock and management regulations (draft) and the domestic enterprises listed on overseas stock and for the record management regulations (draft)", which specifies the requirements for Chinese companies to list overseas and the specific filing procedures, as well as the responsibilities of issuers and intermediaries.

As such, our business is subject to various government and regulatory interferences. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. The Company may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry, which could result in a material change in our operation and the value of our Ordinary Shares.

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC federal or local government authorities and have not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

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

Our business could be materially and adversely affected by health epidemics such as the COVID-19 coronavirus outbreak originated in Wuhan city at the end of 2019 and other outbreaks affecting the PRC. Health epidemics may give rise to severe interruptions to construction, tourism and leisure industries, which are closely related to the urban-rural design and development market. Our business operations depend on China’s overall economy and demand for insurance products, which could be disrupted by health epidemics. A prolonged outbreak of the coronavirus or other adverse public health developments in China would likely have a material adverse effect on our business operations as such outbreak or other development could significantly impact the Chinese economy and insurance industries, disrupt our operations and adversely affect our business, financial condition and results of operations. Although the COVID-19 pandemic has caused business disruptions in China and the Company’s business was negatively affected due to various government restrictions put in place to attempt to stop the spread of the COVID-19 pandemic, our operations have continued during the COVID-19 pandemic and have not been significantly impacted so far. The Company is operating in a rapidly changing environment so the extent to which COVID-19 may impact its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic, and governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIE through the VIE Agreements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Special Administrative Measures for Access to Foreign Investment (Negative List) (2021 Edition), came into effect on January 1, 2022, further reduced the “negative list” for access to foreign investment compared to the 2020 edition, increasing the level of openness in services, manufacturing and agriculture.

The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the VIE through the VIE Agreements is deemed as foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the VIE Agreements that allow us to have control over the VIE may be deemed invalid and/or illegal, and we may be required to unwind such VIE Agreements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing VIE agreements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. In fact, the PRC legal system is evolving rapidly, and the interpretations of many laws, regulations and rules may contain inconsistencies and enforcement of these laws, regulations and rules involves uncertainties. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. Furthermore, if China adopts more stringent standards with respect to environmental protection or social issues, which are increasingly becoming the focus globally, we may incur increased compliance cost or become subject to additional restrictions in our operations.  We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this announcement is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from WFOE, which may rely on the service fee from the VIE pursuant to the VIE Agreements, to fund any cash and financing requirements we may have.

Under existing PRC foreign exchange regulations, Renminbi cannot be freely converted into any foreign currency, and conversion and remittance of foreign currencies are subject to PRC foreign exchange regulations. It cannot be guaranteed that under a certain exchange rate, we will have sufficient foreign exchange to meet our foreign exchange requirements. Under the current PRC foreign exchange control system, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from SAFE, but we are required to present documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account conducted by us, however, must be approved in advance by SAFE.

Under existing foreign exchange regulations, following the completion of this offering, we will be able to pay dividends in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, we cannot assure you that these foreign exchange policies regarding payment of dividends in foreign currencies will continue in the future.

In fact, in light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares. Our capital expenditure plans and our business, operating results and financial condition may be materially and adversely affected.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur.

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit Chinese companies to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Chinese companies are required to set aside at least 10% of their after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of their registered capital. Chinese companies are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of TRX ZJ through the VIE Agreements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE contractual arrangements between WFOE and TRX ZJ, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “Stock Option Rules”), replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We adopted an employee stock incentive plan in December 2021. As of the date of this annual report, all of our executive officers and employees who owns the Company’s Class A Ordinary Shares as a result of the employee stock incentive plan and are subject to these regulations are in the process of obtaining the required registrations with SAFE.  Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC.

Failure to make adequate contributions to the housing fund for some of our employees could adversely affect our financial condition and we may be subject to labor disputes or complaints.

In accordance with the Regulations on Management of Housing Provident Fund (the “HPF Regulations”), which were promulgated by the PRC State Council on April 3, 1999 and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount required by law. If an enterprise fails to pay in full or in part its housing funds contributions, such enterprise will be ordered by the housing funds enforcement authorities to make such contributions, and may be compelled by the people’s court that has jurisdiction over the matter to make such contributions. As of the date of this annual report, our PRC operating entities registered at the designated administrative centers and opened bank accounts for their employees’ housing funds deposits; however, some of them failed to deposit adequate contributions to the housing funds for some of their employees. In fiscal years 2018 and 2017, we failed to deposit $14,130 and $15,179 as contributions to the housing funds for some of our employees. Although we are committed to remediate such non-compliance, and expect to use our working capital and/or related parties advance to fund the contributions in the future, there is a risk of administrative penalty being imposed by the designated administrative center to the Company. Additionally, such failure may give rise to a private cause of action (complaints) by such employee (s) against the Company. To the extent the Company may be subject to any administrative penalty or private claims arising out of its failure to deposit the housing funds in full, the shareholders Zhe Wang and Sheng Xu, who together hold 35.49% of the Company’s 4,613,000 outstanding Ordinary Shares as of the date of this annual report, have signed consents to guarantee that they will assume the full amount of any direct and indirect liabilities. Since 2019, we have started to deposit the required contributions to the housing funds for all of our employees and are in compliance with the HPF Regulations.

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

We only have contractual control over our website, www.tiranx.com. We do not directly own the websites, including internet information provision services. This may disrupt our business, subject us to sanctions, compromise enforceability of related VIE Agreements, or have other harmful effects on us.

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

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, under Nasdaq listing rule 5615(a)(3), we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. Furthermore, Cayman law does not require that we obtain shareholder approval to issue 20% or more of our outstanding Ordinary Shares in a private offering.

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

The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States (the “PCAOB”). These developments could add uncertainties to our offering and listing on the Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On December 18, 2020, the “Holding Foreign Companies Accountable Act” was signed by President Donald Trump and became law.  This legislation requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years beginning in 2021, the issuer’s securities are banned from trade on a national exchange or through other methods.

On June 22, 2021, the U.S. Senate passed the “Accelerating Holding Foreign Companies Accountable Act”, which, if passed by the U.S. House of Representatives and signed into law by the President, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two years, thus reducing the time period before their securities may be prohibited from trading or delisted.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the “Holding Foreign Companies Accountable Act”. Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, The SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act (HFCAA). The rules apply to registrants the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB is unable to inspect or investigate.

On December 16, 2021, the PCAOB issued a report on its determinations that the Board is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions (the “Determination”). The Board made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the Holding Foreign Companies Accountable Act (HFCAA).

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors to lose confidence in audit procedures and reported financial information and the quality of financial statements of China-based companies.

Our auditor, RBSM LLP, the  independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is headquartered in Manhattan, New York and registered with the PCAOB.  Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis, with the last inspection in July 2021.  As such, as of the date of this annual report, our auditor is not subject to the Determinations announced by the PCAOB and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, the recent developments would add uncertainties to our listing and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as related to the audit of our financial statements.  Furthermore, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

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

Some provisions in our amended and restated memorandum and articles of association, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that permit our board of directors by resolution to create and issue classes of shares with preferred, deferred or other special rights or restrictions as the board of directors determine in their discretion, without any further vote or action by our shareholders. If issued, the rights, preferences, designations and limitations of any class of preferred shares would be set by the board of directors as they may from time to time determine and could operate to the disadvantage of the outstanding Class A Ordinary Shares the holders of which would not have any pre-emption rights in respect of such an issue of preferred shares.

Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers; and
●	provisions that restrict the ability of our shareholders holding in aggregate less than one-tenth of the paid-up capital in our company as at the date of the requisition carries the right of voting at general meetings to convene a general meeting.

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands have introduced legislation aimed at addressing concerns raised by the Council of the European Union in relation to offshore structures engaged in certain geographically mobile activities which attract profits without real economic activity in the jurisdiction in which they are incorporated. With effect from January 1, 2019, the Cayman Islands Government enacted the International Tax Co-operation (Economic Substance) Act, 2018 (As Revised) (the “Substance Act”). The Substance Act applies to Cayman Islands “relevant entities” which are engaged in “relevant activities” and receives “relevant income”. To support the Substance Act, the Cayman Islands Tax Information Authority (“TIA”) has issued Guidance in relation to Economic Substance for Geographically Mobile Activities in relation to the Substance Act in accordance with section 5 of the Substance Act (the “Guidance Notes”). The term “relevant entity” is defined under the Substance Act to mean:

a)	a company, other than a domestic company, that is (i) incorporated under the Companies Act (As Revised) of the Cayman Islands (the “Cayman Companies Act”) or (ii) a limited liability company registered under the Limited Liability Companies Act (As Revised) of the Cayman Islands, unless its business is centrally managed and controlled in a jurisdiction outside of the Cayman Islands and the company is tax resident outside the Cayman Islands;
b)	a limited liability partnership that is registered in accordance with the Limited Liability Partnership Act (As Revised) of the Cayman Islands unless its business is centrally managed and controlled in a jurisdiction outside the Cayman Islands and the limited liability partnership is tax resident outside the Islands;
c)	a company that is incorporated outside of the Cayman Islands and registered under the Cayman Companies Act unless its business is centrally managed and controlled in a jurisdiction outside the Cayman Islands and the company is tax resident outside the Cayman Islands.

For Cayman Islands law purposes, the Company falls within the definition of a “relevant entity”, as per subparagraph (a) above.

There are nine “relevant activities” under the Substance Act, which are banking business, distribution and service centre business, financing and leasing business, fund management business, headquarters business, holding company business, insurance business, intellectual property business, shipping business. Based on the current structuring of the Company, under the Substance Act, the Company can be classified as conducting “holding company business”. Holding company business means the business of being a “pure equity holding company”. Pure equity holding company means a company that only holds equity participations in other entities and only earns dividends and capital gains. A relevant entity (such as the Company) that is only carrying on a relevant activity that is the business of a pure equity holding company is subject to a reduced economic substance test under the Substance Act. The Company will satisfy this reduced economic substance requirement if the relevant entity (i.e. the Company) confirms that (a) it has complied with all applicable filing requirements under the Cayman Companies Act and (b) it has adequate human resources and adequate premises in the Cayman Islands for holding and managing equity participations in other entities. The Guidance Notes have interpreted how limb (b) of the reduced economic substance test as applicable to legal entities that conduct holding company business is satisfied. The Guidance Notes makes it clear that a pure equity holding company maintaining a registered office in the Cayman Islands engaging its registered office service provider in accordance with the Cayman Companies Act may be able to satisfy these reduced economic substance requirements in the Cayman Islands where the pure equity holding company is passively holding equity interests in other entities, depending on the level and complexity of activity required to operate its business. Every company in the Cayman Islands, including the Company, will have a relationship with its registered office and as such is able to satisfy limb (b) in addition to complying with the statutory obligations under the Cayman Companies Act as required by limb (a). In consequence, the Company would, at present, satisfy the reduced economic substance test as required under the Substance Act. Since the Company is considered to be a legal entity and conducting a relevant activity it will need to provide information to the TIA. The Company will need to notify the TIA annually of: (a) whether or not it is carrying on a relevant activity, (b) if the relevant entity is carrying on a relevant activity, whether or not all or any part of the relevant entity’s gross income in relation to the relevant activity is subject to tax in a jurisdiction outside of the Cayman Islands and if so, shall provide appropriate evidence to support that tax residence as may be required by the TIA and the date of the end of the Company’s financial year. Compliance with the reduced substance requirements is unlikely to be onerous for the Company and at present subject to any change in the Substance Act or the Guidance Notes, the Company is complying with the reduced economic substance test.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

On January 18, 2010, TRX ZJ (formerly named “Anbisheng”), the VIE, was formed as a limited company pursuant to PRC law. We operate our insurance brokerage services through TRX ZJ and its subsidiaries in China using a VIE structure.

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

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance, for RMB 3,200 (approximately $500) to two unrelated third-party individuals.

As of the date of this annual report, TRX ZJ established, in addition to its Hangzhou headquarter, nine branch offices in China.

On March 5, 2019, we established a holding company, TRX, under the laws of the Cayman Islands. TRX owns 100% of TRX HK, a Hong Kong company formed on March 20, 2019.

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

B. Business

Overview

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating  company. Investors of our Class A Ordinary Shares will not own any equity interests in the VIE, but instead own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” “TRX”, or “our,” refers to TIAN RUIXIANG Holdings Ltd, a Cayman Islands holding company, and “VIE” refers to the variable interest entity (“VIE”), Zhejiang Tianruixiang Insurance Broker Co. LTD., or TRX ZJ. Our operations are conducted in China by the VIE and its subsidiaries. We do not have any equity ownership of the VIE, instead, we control and receive the economic benefits of the VIE’s business operations through contractual arrangements, or “VIE Agreements” entered into among WFOE, TRX ZJ and TRX ZJ’s sole shareholder. The VIE Agreements are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in Chinese operating companies.

Under United States generally accepted accounting principles (“U.S. GAAP”), the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE, and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Class A Ordinary Shares may depreciate significantly or become worthless. For a description of our corporate structure and VIE contractual arrangements, see “Corporate History and Structure.” See also “Risk Factors – Risks Related to Our Corporate Structure.”

We are also subject to legal and operational risks associated with being based in and having the majority of the Company’s operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective), which requires cyberspace operators with personal information of more than one million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. As of the date of this annual report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook. See “Risk Factors - Risks Related to Doing Business in China” and “Risk Factors - Risks Related to This Offering and Our Ordinary Share.”

Our securities may be prohibited to trade on a national exchange or in the over-the-counter trading market in the United States under the Holding Foreign Companies Accountable Act, if the Public Company Accounting Oversight Board, or PCAOB, determines that it cannot inspect or fully investigate our auditors for three consecutive years beginning in 2021. As a result, Nasdaq may determine to delist our securities and cause our securities’ value to decline or become worthless. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted. On December 16, 2021, the PCAOB issued a report on its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the People’s Republic of China (PRC), because of positions taken by PRC authorities in those jurisdictions (the “Determinations”). Our auditor, RBSM LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is a PCAOB-registered public accounting firm headquartered in Manhattan, New York. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis, with the last inspection in July 2021. As such, as of the date of this annual report, our auditor is not subject to the Determinations and our listing is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Risk Factors - Risks Relating to Doing Business in China - The newly enacted Holding Foreign Companies Accountable Act and the Accelerating Holding Foreign Companies Accountable Act passed by the U.S. Senate, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the Public Company Accounting Oversight Board of the United States. These developments could add uncertainties to our offering and listing on Nasdaq Capital Market, and Nasdaq may determine to delist our securities if the PCAOB determines that it cannot inspect or fully investigate our auditor.”

As of the date of this annual report, TRX transferred the proceeds of the public offerings, a total of $25,068,210 to its subsidiaries and VIE, while no cash or other assets were transferred from its subsidiaries or the VIE to TRX.  We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Under Cayman Islands law, the Company may pay dividends on its shares out of either profit or share premium amounts, provided that in no circumstance may a dividend be paid if such payment would result in the Company being unable to pay its debts as they become due in the ordinary course of business. If in the future we determine to pay dividends, in the absence of available profits or share premium, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, TRX HK, which will be dependent on dividend payments from our direct PRC subsidiary, or WFOE, which will be dependent on payments from the VIE pursuant to the VIE Agreements for services rendered to the VIE under the Exclusive Business Cooperation Agreement. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC. For restrictions and limitations on our ability to settle amounts with the VIE under the VIE Agreements, please see “Risk Factors — Risks Related to Our Corporate Structure.”

Current PRC regulations permit WFOE to pay dividends to TRX HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Cash dividends, if any, on our Class A Ordinary Shares would be paid in U.S. dollars. The PRC government also imposes control on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. Furthermore, if our PRC entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. Due to the above restrictions, if we are unable to receive payments from our PRC operating entities, we will not be able to pay dividends to our investors, should we desire to do so in the future. For further details, see “Risk Factors - Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment”, and “Risk Factors - PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business..” In contrast, there is presently no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, our Hong Kong subsidiary is able to transfer cash without any limitation to our Cayman Islands holding company under normal circumstances. Cash proceeds raised from overseas financing activities, including the cash proceeds from our public offerings, may be transferred by us through TRX HK to WFOE via capital contribution and loans subject to applicable regulatory approvals, as the case may be. WFOE then may transfer funds to the VIE to meet the capital needs of its business operations.

Selected Condensed Consolidated Financial Schedule of TRX and Its Subsidiaries and VIE

The following tables present selected condensed consolidated statements of operations and comprehensive (loss) income and selected condensed consolidated statements of cash flows for the fiscal years ended October 31, 2021, 2020 and 2019, and selected condensed consolidated balance sheets as of October 31, 2021, 2020 and 2019, which showing financial information for parent company; Tian Ruixiang Holdings Ltd, its subsidiaries, VIE and VIE’s subsidiaries, elimination, and consolidated information.

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of October 31, 2021
	TIAN RUIXIANG		VIE and its		Consolidated
	Holdings	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalents	$57,126	$191,068	$29,776,178	$—	$30,024,372
Restricted cash	$—	$—	$819,269	$—	$819,269
Total current assets	$279,814	$217,560	$31,132,765	$—	$31,630,139
Investments in subsidiaries	$38,757,421	$—	$—	$(38,757,421)	$—
Equity in VIE and VIE's subsidiaries	$—	$38,757,421	$—	$(38,757,421)	$—
Total non-current assets	$38,757,421	$46,370,435	$1,107,313	$(77,514,842)	$8,720,327
Total assets	$39,037,235	$46,587,995	$32,240,078	$(77,514,842)	$40,350,466
Total liabilities	$42,333	$—	$1,313,231	$—	$1,355,564
Total equity	$38,994,902	$46,587,995	$30,926,847	$(77,514,842)	$38,994,902
Total liabilities and equity	$39,037,235	$46,587,995	$32,240,078	$(77,514,842)	$40,350,466

	As of October 31, 2020
	TIAN RUIXIANG		VIE and its		Consolidated
	Holdings	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalents	$220	$25	$6,137,444	$—	$6,137,689
Restricted cash	$—	$—	$785,806	$—	$785,806
Total current assets	$240	$25	$9,560,332	$—	$9,560,597
Investments in subsidiaries	$8,638,773	$—	$—	$(8,638,773)	$—
Equity in VIE and VIE's subsidiaries	$—	$8,638,773	$—	$(8,638,773)	$—
Total non-current assets	$8,638,773	$8,638,773	$499,876	$(17,277,546)	$499,876
Total assets	$8,639,013	$8,638,798	$10,060,208	$(17,277,546)	$10,060,473
Total liabilities	$300	$1,088	$1,420,372	$—	$1,421,760
Total equity	$8,638,713	$8,637,710	$8,639,836	$(17,277,546)	$8,638,713
Total liabilities and equity	$8,639,013	$8,638,798	$10,060,208	$(17,277,546)	$10,060,473

	As of October 31, 2019
	TIAN RUIXIANG		VIE and its		Consolidated
	Holdings	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalents	$—	$—	$6,243,029	$—	$6,243,029
Restricted cash	$—	$—	$723,557	$—	$723,557
Total current assets	$—	$—	$8,088,144	$—	$8,088,144
Investments in subsidiaries	$7,578,894	$—	$—	$(7,578,894)	$—
Equity in VIE and VIE's subsidiaries	$—	$7,578,894	$—	$(7,578,894)	$—
Total non-current assets	$7,578,894	$7,578,894	$321,482	$(15,157,788)	$321,482
Total assets	$7,578,894	$7,578,894	$8,409,626	$(15,157,788)	$8,409,626
Total liabilities	$—	$—	$830,732	$—	$830,732
Total equity	$7,578,894	$7,578,894	$7,578,894	$(15,157,788)	$7,578,894
Total liabilities and equity	$7,578,894	$7,578,894	$8,409,626	$(15,157,788)	$8,409,626

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended October 31, 2021
	TIAN RUIXIANG		VIE and its		Consolidated
	Holdings	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$—	$14,552	$2,776,065	$—	$2,790,617
Loss from operations	$(775,119)	$(245,962)	$(1,232,723)	$—	$(2,253,804)
Share of loss from subsidiaries	$(1,169,458)	$—	$—	$1,169,458	$—
Share of loss from VIE and VIE's subsidiaries	$—	$(1,169,458)	$—	$1,169,458	$—
Net loss	$(1,944,577)	$(1,286,568)	$(1,052,348)	$2,338,916	$(1,944,577)
Comprehensive loss	$(1,730,454)	$(1,290,952)	$(833,841)	$2,124,793	$(1,730,454)

	For the Year Ended October 31, 2020
	TIAN RUIXIANG		VIE and its		Consolidated
	Holdings	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$—	$—	$3,249,344	$—	$3,249,344
(Loss) income from operations	$(5,060)	$(1,134)	$566,336	$—	$560,142
Share of income from subsidiaries	$639,160	$—	$—	$(639,160)	$—
Share of income from VIE and VIE's subsidiaries	$—	$639,160	$—	$(639,160)	$—
Net income	$634,100	$638,026	$640,294	$(1,278,320)	$634,100
Comprehensive income	$1,054,819	$638,024	$1,061,015	$(1,699,039)	$1,054,819

	For the Year Ended October 31, 2019
	TIAN RUIXIANG		VIE and its		Consolidated
	Holdings	Subsidiaries	Subsidiaries	Eliminations	Total
Revenues	$—	$—	$2,002,217	$—	$2,002,217
Income from operations	$—	$—	$102,670	$—	$102,670
Share of income from subsidiaries	$175,787	$—	$—	$(175,787)	$—
Share of income from VIE and VIE's subsidiaries	$—	$175,787	$—	$(175,787)	$—
Net income	$175,787	$175,787	$175,787	$(351,574)	$175,787
Comprehensive income	$105,358	$105,358	$105,358	$(210,716)	$105,358

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended October 31, 2021
	TIAN RUIXIANG		VIE and its		Consolidated
	Holdings	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash used in operating activities	$(955,774)	$(257,388)	$(150,776)	$—	$(1,363,938)
Net cash used in investing activities	$(32,314,003)	$(7,500,000)	$(3,411)	$32,314,003	$(7,503,411)
Net cash provided by (used in) financing activities	$33,326,683	$446,156	$(1,130,358)	$—	$32,642,481

	For the Year Ended October 31, 2020
	TIAN RUIXIANG		VIE and its		Consolidated
	Holdings	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in) provided by operating activities	$(4,760)	$24	$(43,433)	$—	$(48,169)
Net cash used in investing activities	$—	$—	$(3,457)	$—	$(3,457)
Net cash provided by (used in) financing activities	$4,980	$—	$(483,225)	$—	$(478,245)

	For the Year Ended October 31, 2019
	TIAN RUIXIANG		VIE and its		Consolidated
	Holdings	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$—	$—	$229,053	$—	$229,053
Net cash provided by investing activities	$—	$—	$37,006	$—	$37,006
Net cash used in financing activities	$—	$—	$(871,318)	$—	$(871,318)

The following table shows the roll-forward of investments in subsidiaries:

ROLL-FORWARD OF INVESTMENTS IN SUBSIDIARIES

Balance as of October 31, 2018	$7,473,536
Share of subsidiaries, VIE and VIE's subsidiaries' comprehensive income	105,358
Balance as of October 31, 2019	$7,578,894
Share of subsidiaries, VIE and VIE's subsidiaries' comprehensive income	1,059,879
Balance as of October 31, 2020	$8,638,773
Additional investment in subsidiaries	31,073,983
Share of subsidiaries, VIE and VIE's subsidiaries' comprehensive income	(955,335)
Balance as of October 31, 2021	$38,757,421

Our Past Performance

The VIE, TRX ZJ, and its subsidiaries, distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as liability insurance, accidental insurance, automobile insurance, and commercial property insurance; and (2) life insurance, such as individual life insurance and group life insurance. TRX ZJ started to market and sell health insurance in 2017.  We act on behalf of our customers seeking insurance coverage from insurance companies and take pride in our premium customer service. Additionally, our China-based operating entities also provide risk management services to institutional customers based on in-depth analysis of the specific risks our clients face. For the fiscal year ended October 31, 2021, revenues generated from the insurance brokerage services and risk management services accounted for 95.9% and 4.1% of our total revenues, respectively.

As an insurance broker, TRX ZJ does not assume underwriting risks. Instead, it distributes insurance products underwritten by insurance companies operating in China to individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this annual report, TRX ZJ has relationships with over 40 insurance companies in the PRC, and therefore are able to offer a variety of insurance products to our customers

For the year ended October 31, 2021, four insurance companies each accounted for more than 10% of our total revenues: China Life Property & Casualty Insurance Co., Ltd. Beijing Branch, Ping An Property Insurance Co., Ltd. Hangzhou Branch, Ping An Property Insurance Co., Ltd. Shanghai Branch, and Ping An Property Insurance Co., Ltd. Beijing Branch, accounted for 15.4%, 15.4%, 13.2% and 10.4%, respectively. For the year ended October 31, 2020, three insurance companies each accounted for more than 10% of the total revenues: Ping An Property Insurance Co., Ltd. Shanghai Branch, Ping An Property Insurance Co., Ltd. Beijing Branch, and PICC Beijing branch accounted for 16.5%, 16.1%, and 11.1%, respectively. For the fiscal year ended October 31, 2019, four insurance companies each accounted for more than 10% of our total commissions: PICC Beijing Branch, China United Life Insurance Co. Ltd. Beijing Branch, Sunshine Property Insurance Co. Ltd.’s Hangzhou Branch and Ping An Property Insurance of China Incorporated Company’s Beijing Branch, accounted for 23.8%, 21.9%, 18.8% and 12.1%, respectively, of our total commissions.

China’s independent insurance intermediary market is experiencing rapid growth due to increasing demand for insurance products by the Chinese population. We intend to grow our company by aggressively recruiting talents to join our professional team and sales force, expanding our distribution network through opening more local branches in a number of selective major cities throughout China, and offering premium products and services, such as our Institutional Risk Management Services and Internet insurance distribution platform, Needbao, both designed to achieve superior customer satisfaction. Our goal is to grow from having nine branches located in the cities of Xi’an, Qingdao, Beijing, Changsha, Wuhan, Taiyuan, Chongqing, Hefei, and Kunming as of the date of this annual report, to eventually become a leading national insurance intermediary company.

TRX ZJ’s business has grown substantially after Ruibo (Wealth) Beijing Investment Management Ltd (“RB Wealth”), a company controlled by our CEO, Mr. Zhe Wang, acquired TRX ZJ and installed a new management team in May 2016. On April 20, 2017, TRX ZJ was acquired by WDZG, another company controlled by our CEO, Mr. Zhe Wang. The number of the branches increased from zero in 2016 to 9 as of the date of this report. The number of the insurance brokerage customers has also grown substantially: from three institutional customers in fiscal year 2016 to 1,390 in fiscal year 2021; and from no individual customers in 2016 to 10,685 in fiscal year 2021. Furthermore, TRX ZJ continually seeks opportunities to offer new and premium services and products to customers. In December 2018, it started offering Institutional Risk Management Services, a product that complements its existing insurance products, to institutional customers. The Institutional Risk Management Services generated $115,006 in revenue in fiscal 2021, which accounted for 4.12% of the total revenue. Additionally, beginning in June 2019, TRX ZJ started to distribute a limited number of insurance products on its new internet distribution platform, Needbao (http://needbao.tianrx.com). For each of the fiscal years 2021, 2020, and 2019, revenue generated on Needbao accounted less than 1% of the total revenue.

Revenue for the year ended October 31, 2021 totaled $2,790,617, a decrease of $458,727, or 14.1%, compared with $3,249,344 for the year ended October 31, 2020. This decrease was primarily attributable to a decrease in commission from individual accidental insurance of approximately $357,000 resulting from the loss of an insurance company partner, PICC Beijing Branch, and a decrease in our risk management revenue from provision of insurance related risk management services of approximately $180,000. We expect that our revenues will increase in the near future since we formed Yunnan Branch in November 2021 and hired more sales professionals to sell insurance products.

Revenue for the year ended October 31, 2020 totaled $3,249,344, an increase of $1,247,127, or 62.3%, compared with $2,002,217 for the year ended October 31, 2019. Although the COVID-19 pandemic has caused business disruptions beginning in January 2020 in China and our business was negatively affected due to various government restrictions put in place to attempt to stop the spread of the COVID-19 pandemic, we have resumed our normal business operations since May 2020 and the impact of the COVID-19 pandemic was contained in the first half of fiscal 2020. For the second half of fiscal 2020, we aggressively implemented our growth strategy including engaging various marketing campaigns to attract new customers and hiring more sales professionals, as well as continually expanding our liability and accidental insurance product offerings to meet the growing demand as a result of the COVID-19 pandemic. All of the above contributed to the significant growth of our business in the second half of fiscal 2020, during which our total revenue increased by $1,622,359 or 176.5% from the same period of fiscal 2019.

For the year ended October 31, 2019, due to the authorities’ stricter regulations on the automobile insurance market that resulted in reductions in insurance premiums and fees, see “ITEM 4. INFORMATION ON THE COMPANY - regulations – Notices on Regulations of Moto Vehicle Insurance in 2018 and 2019,” our revenue decreased by $1,085,491, or 35.2%, to $2,002,217, compared with $3,087,708 for the year ended October 31, 2018. In order to reduce risks and maintain growth, we have been implementing business strategies to reduce concentration on automobile insurance and shift focus on other insurance products, particularly liability insurance, since 2018.

Commissions generated from our brokerage business accounted for 95.88%, 90.94%, and 100% of our total revenues for the fiscal years ended October 31, 2021, 2020 and 2019, respectively. The following table illustrates the breakdown of the commissions by insurance products.

	Years Ended October 31,
	2021		2020		2019
		Percentage		Percentage		Percentage
		of		of		of
		Total		Total		Total
	Commissions	Commissions	Commissions	Commissions	Commissions	Commissions
Property and Casualty Insurance
Automobile Insurance
Supplemental	$395,110	14.8%	$436,255	14.8%	$728,257	36.4%
Mandatory	39,683	1.5%	30,248	1.0%	90,534	4.5%
Commercial Property Insurance	213,204	8.0%	262,079	8.9%	113,702	5.7%
Liability Insurance	1,588,818	59.4%	1,303,690	44.1%	321,692	16.1%
Individual Accidental Insurance	356,156	13.3%	713,339	24.1%	203,587	10.2%
Life Insurance	70,336	2.6%	159,870	5.4%	449,108	22.4%
Health Insurance	3,747	0.1%	48,686	1.7%	86,043	4.3%
Others	8,557	0.3%	631	0.0%	9,294	0.4%
Total	$2,675,611	100.0%	$2,954,798	100.0%	$2,002,217	100.0%

Products and Services

TRX ZJ markets and sells two broad categories of insurance products: (1) property and casualty insurance products, and (2) life insurance products, both focused on meeting the insurance needs of institutions and individuals. TRX ZJ started to market and sell health insurance in 2017.  These insurance products are underwritten by over forty insurance companies in China.

Property and Casualty Insurance Products

TRX ZJ’s main property and casualty insurance products are automobile insurance and liability insurance. In addition, it also offers individual accidental insurance and commercial property insurance products. Commissions from property and casualty insurance products accounted for 97.0%, 92.9% and 72.9% of the total commissions for the fiscal years ended on October 31, 2021, 2020 and 2019, respectively. The property and casualty insurance products TRX ZJ distributes, which are primarily underwritten by China Life Property & Casualty Insurance Co., Ltd., PICC Property and Casualty Co., Ltd., Ping An Property Insurance of China Co., Ltd., China United Life Insurance Co., Ltd., and Sunshine Property Insurance Co., Ltd., can be further classified into the following categories:

●	Automobile Insurance. TRX ZJ distributes both mandatory automobile insurance policies, which are required by law, and supplemental policies, which are optional. Mandatory policies were one of the main automobile insurance products in the year ended October 31, 2021, which accounted for 1.5%, 1.0% and 4.5% of commissions we generated for the fiscal years ended on October 31, 2021, 2020 and 2019, respectively. Commission from supplemental policies accounted for 14.8%, 14.8% and 36.4% of commissions we generated for the fiscal years ended on October 31, 2021, 2020 and 2019, respectively. The standard automobile insurance policies TRX ZJ sells generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. TRX ZJ also sells standard third party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. Our customers are mainly buyers for institutional group insurance as well as some individuals.
●	Individual Accidental Insurance. The individual accidental insurance products TRX ZJ distributes generally provide a guaranteed benefit in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident, during the coverage period, which usually is one year or shorter. These products typically require only a single premium payment for each coverage period. The COVID-19 pandemic has caused an increase in the demand for accidental insurance, which has become one of our top insurance products and accounted for 13.3%, 24.1% and 10.2% of the total commissions in fiscal years 2021, 2020 and 2019, respectively.
●	Commercial Property Insurance. The commercial property insurance products TRX ZJ distributes include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. Our customers with commercial property insurance include more than 628 institutions, ranging from small start-ups to established major corporations, such as Guangzhou Guang’ai automobile Consulting Service Co., Ltd., Chengdu Panda New Energy Vehicle Co., Ltd and etc. Commercial property insurance accounted for 8%, 8.9% and 5.7% of commissions we generated for the fiscal years ended on October 31, 2021, 2020 and 2019, respectively.
●	Liability Insurance. The liability insurance products TRX ZJ distributes are primarily product liability and employer’s liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party but exclude losses due to fraud or the willful misconduct of the insured party. As a result of the successful implementation of our business strategy aimed to grow the liability insurance business, it has become one of our top insurance products and accounted for 59.4%, 44.1% and 16.1% of our total commissions in fiscal years 2021, 2020 and 2019, respectively.

Life Insurance Products

Life insurance is a major component of China’s insurance market. According to the CBIRC, life insurance accounted for 52.5% of the insurance market in terms of premium income in 2021. TRX ZJ began offering life insurance products in December 2016 with a focus on individual life products with periodic payment schedules. In fiscal year 2021, 2020 and 2019, commissions generated from life insurance products accounted for 2.6%, 5.4% and 22.4%, respectively, of the total commissions. The life insurance products we distribute can be broadly classified into various categories, as set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the following categories:

●	Individual Whole Life Insurance. The individual whole life insurance products provide insurance for the insured person’s entire life in exchange for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 30 years, or until the insured reaches a certain age. The face amount of the policy or, for some policies, the face amount plus accumulated interests, is paid upon the death of the insured.
●	Individual Term Life Insurance. The individual term life insurance products provide insurance for the insured for a specified time period or until the attainment of a certain age, in return for the periodic payment of fixed premiums over a pre-determined period, generally ranging from five to 20 years. Term life insurance policies generally expire without value if the insured survives the coverage period.
●	Group Life Insurance. TRX ZJ distributes several group life insurance products, including group health insurance. These group products generally have a policy period of one year and require a single premium payment.
●	Individual Endowment Life Insurance. The individual endowment products generally provide maturity benefits if the insured reaches specified age, and provide, to a beneficiary designated by the insured, guaranteed benefits upon the death of the insured within the coverage period.

Health Insurance Products

According to the CBIRC, health insurance accounted for 18.81% of the insurance market in terms of premium income in 2021. TRX ZJ began offering health insurance products in 2017 with a focus on pension and supplementary health care. In fiscal year 2021, 2020 and 2019, commissions generated from health insurance products accounted for 0.1%, 1.7% and 4.3%, respectively, of the total commissions. The health insurance products we distribute have a policy period of one year and require a single premium payment.

Institutional Risk Management Services

There are risks involved in the operation of any company, which could result in serious losses and damages. To effectively manage risks, a company may adopt a risk transfer mechanism designed to protect such institution against unpredictable risk losses through a small amount of fixed operating cost. Beginning in December 2018, TRX ZJ started to provide risk management services to institutional customers. Based on risk characteristics of our institutional customer, we conduct an in-depth analysis of the risks that may exist in the operation of the company, which we then use as the basis to develop a specific risk management and transfer plan for the company. Our services are designed to enhance clients satisfaction by providing effective and efficient risk management solutions, including comprehensive risk assessment, insurance plan proposal, enterprise risk trainings and lectures, claims service, employee benefits consultation, public relations services, annual meeting planning, etc. As of the date of this annual report, TRX ZJ has service contracts with 3 institutional customers. The Institutional Risk Management Services generated $115,006 and $294,546 in revenue in fiscal 2021 and 2020, respectively, which accounted for 4.1% and 9.1% of the total revenue, respectively.

Needbao: Online Insurance Center

Technology-enabled insurance service has become one of the core competitiveness of insurance companies and insurance intermediary companies. According to research report on internet property insurance market in the first half of 2021 issued by China Insurance Industry Association the Internet property insurance market achieved a total premium income of 47.2 billion yuan (approximately US$7.5 billion), a year-on-year increase of 27%, and the penetration rate of Internet property insurance business increased from 5.9% in 2020 to 6.4%, indicating that the Internet insurance market is developing well and the demand is strong.

As a part of our growth strategy, in order to expand our distribution channel and create new revenue sources, in December 2016, as a part of our growth strategy, in order to expand our distribution channel and create new revenue sources, TRX ZJ officially established its online insurance division by creating a wholly-owned-subsidiary, NDB Technology, which also provides information management and technical development for our insurance brokerage business. NDB Technology helped launch an online insurance center, Needbao, through which we envision of being able to reach millions of Chinese Internet users, which represents a tremendous base of potential customers for the insurance products TRX ZJ distributes. In addition to distributing insurance products on Needbao, TRX ZJ can also leverage resources both online and offline, provide real time 24-7 customer service to existing and potential customers and better align its performance with the slogan “Let our superior service bring warmth to your life”.

In June 2019, TRX ZJ started offering a limited number of insurance products on Needbao. As of January 2022, there were 946 registered members on Needbao, which had generated total premium in the amount of RMB 128,639 (approximately US$ 20,000) since its launch. As TRX ZJ continuously strives to improve the functionality and usability of Needbao, we expect to realize our vision of integrating our online insurance center with existing offline resources and distribution channels, and grow Needbao into a leading Internet insurance distribution and service platform in China.

Distribution Network and Marketing

TRX ZJ has built a distribution network that, as of January 2022, consisted of 261 sales professionals, and nine branch offices in nine Chinese major cities/districts: Chongqing municipality, Taiyuan city of Shanxi province, Wuhan city of Hubei province, Changsha city of Hunan province, Xi ’an of Shaanxi province, Qingdao city of Shandong province, Kunming city of Yunnan province, Hefei city of

Anhui province and Beijing municipality. In June 2019, TRX ZJ started operating Needbao (http://needbao.tianrx.com), an online insurance center, which helps expanding the distribution network by reaching potential customers on the Internet.

TRX ZJ uses three main approaches to market and promote products and services.

●	Offline Outlets

The main function of the local branches is to distribute insurance products in local markets, relying on the sales professionals in the nine branches as of the date of the annual report. To expand distributing network, in February 2018, TRX ZJ increased its registered capital to 50 million RMB, meeting the regulatory requirements for setting up local branches across the country. Since then, TRX ZJ has opened nine new branches and recruited more sales professionals who help develop local sales network and improve the performance of the life insurance business. However, as there are uncertainties relating to establishing insurance brokerage branches in the PRC, we cannot guarantee that any new branches will be opened according to our plan. See “Item 3. KEY INFORMATION - Risk Factors - We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.”

●	Online Platform

TRX ZJ places targeted online advertisements on our promotional partners’ Internet platforms to promote products and services to potential customers. Our partners are strategically selected based on their industries and propensity of generating insurance customers. As of the date of this annual report, the cooperating partners include Baofu (Shandong) Economic Information Service Co., Ltd., Hengji (Shandong) Information Consulting Co., Ltd., Beijing xinsaidian Sports Investment Co., Ltd Shandong Huasan Network Technology Co., Ltd, and Qingdao Xiaobei Technology Ltd. TRX ZJ also works with industry associations and financial institutions to place advertisements on their online platforms, in order to acquire more institutional customers.

●	Cross-industry Cooperation

In 2018, TRX ZJ started collaborating with non-insurance-service companies to acquire new customers for insurance products. The cross-industry promotional partners are in various lines of businesses, including financial services, media, and car manufacturing and sales, etc. Through the business activities of these companies, TRX ZJ generates sales leads for insurance products. For example, the main customers of the commercial property and liability insurances are institutions, and TRX ZJ markets these products by participating in cultural and community events organized by media companies, providing opportunities to meet potential customers. TRX ZJ also uses other channels such as sponsoring salons and conferences organized by professional and business organizations to introduce insurance products to institutional customers. For example, to promote commercial automobile insurance products, TRX ZJ cooperates with car manufacturers and dealers such as Panda New Energy Vehicle and Beijing Ruihaocheng Trading Co., Ltd. (an authorized dealer of Mazda Motor), who introduce automobile insurance products to their customers who just purchased new vehicles. TRX ZJ pays service fees and provide sponsorships of promotional events to the promotional partners. For year ended October 31, 2021, we generated automobile insurance commissions from the cooperation with car manufacturers and dealers in the amount of RMB 554,281 (approximately $85,000), or 20% of the total automobile insurance commissions. For year ended October 31, 2020, we generated automobile insurance commissions from the cooperation with car manufacturers and dealers in the amount of RMB 79,834 (approximately $11,000), or 2% of the total automobile insurance commissions. For the fiscal year ended October 31, 2019, we generated automobile insurance commissions from the cooperation with car manufacturers and dealers in the amount of RMB1,135,757 (approximately $ 165,000), or 20% of the total automobile insurance commissions.

Customers

TRX ZJ sells automobile insurance to both individual and institutional customers, and individual accidental insurance primarily to individual customers, and commercial property insurance and liability insurance to institutional customers. Customers for the life insurance and health insurance products are primarily individuals under 50 years of age. For institutional risk management services, the clients range from small to medium enterprises to major corporations. For the years ended October 31, 2021, 2020, and 2019, no single customer accounted for more than 4% of our revenue.

For the fiscal year 2021, TRX ZJ had 1,390 institutional customers, 10,685 individual customers and 3 institutional risk management services clients. By providing premium services to customers, we strive to build a loyal customer base that generates referral and cross-selling opportunities, and that become returning customers, i.e. a customer who purchases more than one product from us. The number of the returning customers were 3,957, 1,464, and 4,507, which amounted to reinsurance rates of 33.00%, 22.91%, and 62.78% for fiscal years 2021, 2020 and 2019, respectively.

Collaboration with Insurance Companies

As of the date of this annual report, TRX ZJ has established cooperation relationships with over 40 insurance companies in the PRC, by entering into a cooperating agreement, pursuant to which TRX ZJ is authorized to market and distribute certain insurance products of those companies to customers. These agreements establish, among other things, the scope of our authority, the pricing of the insurance products and the commission rates. These contracts typically have a term of one to three years. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, TRX ZJ has entered into and maintained cooperating relationships with insurance companies at the local level.

For the year ended October 31, 2021, four insurance company partners that accounted for more than 10% of the total revenues are as follows:

15.4% of our total revenues were attributed to China Life Property & Casualty Insurance Co., Ltd. Beijing Branch. Our agreement with China Life Property & Casualty Insurance Co., Ltd. Beijing Branch is effective from October 20, 2020 to October 19, 2022, and authorizes us to distribute various insurance products including Liability Insurance, motor vehicle insurance. Commission rates for motor vehicle insurance products range from 4% to 30%, and other policies are negotiated on per policy basis.

15.4% of our total revenue were attributed to Ping An Property Insurance Co., Ltd. Hangzhou Branch. Our agreement with Ping An Property Insurance Co., Ltd. Hangzhou Branch is effective from January 1, 2021 to December 31, 2022, and authorizes us to distribute various insurance products including property insurance, liability insurance, accidental insurance, and health insurance, in the geographic area within the PRC. The commission rates are negotiated on a per policy basis.

13.24% of our total revenue were attributed to Ping An Property Insurance Co., Ltd. Shanghai Branch. Our agreement with Ping An Property Insurance Co., Ltd. Shanghai Branch is effective from October 13, 2020 to October 12, 2023, and authorizes us to distribute various insurance products including property insurance, liability insurance, accidental insurance, and health insurance, in the geographic area within the PRC. Commission rates is 40% for accidental insurance, which is the only product we distribute for Ping An Property Insurance Co., Ltd. Shanghai Branch as of the date of this annual report.

10.4% of our total revenue were attributed to Ping An Property Insurance Co., Ltd. Beijing Branch. Our agreement with Ping An Property Insurance Co., Ltd. Beijing Branch was entered into on December 15, 2016 and was subsequently renewed on March 15, 2019. It has an indefinite term and is effective as long as we hold a valid insurance broker license. Ping An Property Insurance Co., Ltd. Beijing authorizes us to distribute property loss insurance, motor vehicle insurance, liability insurance and Individual Accidental Insurance. Commission rate range from 2% to 64% which are negotiated on a per policy basis.

For the year ended October 31, 2021, our insurance company partners that accounted for more than 10% of our total revenues are as follows:

			Percentage
			of
			Total
	Insurance Company Name	Commissions	Revenues
1	China Life Property Insurance Co., Ltd. Beijing Branch	$429,120	15.4%
2	Ping An Property Insurance Co., Ltd. Hangzhou Branch	$428,985	15.4%
3	Ping An Property Insurance Co., Ltd. Shanghai Branch	$369,188	13.2%
4	Ping An Property Insurance Co., Ltd. Beijing Branch	$288,998	10.4%
	Total	$1,516,291	54.4%

For the year ended October 31, 2020, our insurance company partners that accounted for more than 10% of our total revenues are as follows:

			Percentage
			of
			Total
	Insurance Company Name	Commissions	Revenues
1	Ping An Property Insurance Co., Ltd. Shanghai Branch	$536,654	16.5%
2	Ping An Property Insurance Co., Ltd. Beijing Branch	$524,718	16.2%
3	PICC Beijing Branch	$360,347	11.1%
	Total	$1,421,719	43.8%

For the year ended October 31, 2019, our insurance company partners that accounted for more than 10% of our total revenues are as follows:

			Percentage
			of
			Total
	Insurance Company Name	Commissions	Revenues
1	PICC Property and Casualty Company Limited, Beijing Branch	$476,103	23.8%
2	China United Life Insurance Co., Ltd. Beijing Branch	$439,118	21.9%
3	Sunshine Property Insurance Co., Ltd. Hangzhou Branch	$377,262	18.8%
4	Ping An Property Insurance Co., Ltd. Beijing Branch	$243,113	12.1%
	Total	$1,535,596	76.6%

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services and reputation. Our principal competitors include:

●	Professional insurance intermediaries. According to CIRC,the first professional insurance intermediary in China appeared in 1999, and by the end of June 2021, the number of insurance intermediaries in China was 2,621, of which approximately 66.62% were insurance agencies, who represents insurance companies, approximately 18.85% were insurance brokers, and the rest were insurance adjustment companies. In recent years, governmental supervision and regulation of the industry has become stricter, and obtaining the required operating license to distribute insurance products in China is becoming more difficult, increasing the barrier of entry into this industry. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.
●	Insurance companies. We compete against insurance companies that rely on their own sales force to distribute their products. Historically in China, large insurance companies have used both in-house sales force and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and are able to offer our customers a broader range of insurance products underwritten by multiple insurance companies.
●	Other business entities. In China, some business entities may distribute insurance products as an ancillary business; primarily commercial banks, postal offices, car dealers, and hospitals. However, the insurance products distributed by these entities are usually confined to those related to their main lines of business, such as endowment and annuity life insurance products by commercial banks. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products and professional services.

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

Seasonality

Our income is subject to both quarterly and annual fluctuations as a result of the seasonality of our business, the timing of policy renewals and the net effect of new and lost business as follows:

●	For property and casualty insurance, property and casualty insurance companies, under pressure to meet their annual sales targets, would increase their sales efforts during the fourth quarter of a year by, for example, offering more incentives for insurance intermediaries to increase sales. As a result, income derived from property and casualty insurance products for the fourth quarter of a year is generally the highest among all four quarters. Business activities, including buying and selling insurance, usually slow down during the Chinese New Year festivities, which occur during the first quarter of each year. As a result, income derived from property and casualty insurance products for the first quarter of a year has generally been the lowest among all four quarters.
●	For life insurance, much of the sales activities of life insurance companies occur during the first quarter of a year while business activities slowdown in the fourth quarter of a year as life insurance companies focus on the preparation for the jumpstart sales season by launching new products, making marketing plans and organizing training. During the sales season in the first quarter, life insurance companies will offer incentives that are more attractive to insurance intermediaries and sales agents to boost sales. Accordingly, income derived from life insurance business is generally the highest in the first quarter of a year and the lowest in the fourth quarter of a year.

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

Initial Development of Regulatory Framework

The Chinese Insurance Law was enacted in 1995. The original insurance law, which we refer to as the 1995 Insurance Law, provided the initial framework for regulating the domestic insurance industry. Among the steps taken under the 1995 Insurance Law were the following:

●	Licensing of insurance companies and insurance intermediaries, such as agencies and brokers. The 1995 Insurance Law established requirements for minimum registered capital levels, form of organization, qualification of senior management and adequacy of the information systems for insurance companies and insurance agencies and brokers.
●	Separation of property and casualty insurance businesses and life insurance businesses. The 1995 Insurance Law classified insurance between property, casualty, liability and credit insurance businesses, on the one hand, and life, accidental and health insurance businesses on the other, and prohibited insurance companies from engaging in both types of businesses.

●	Regulation of market conduct by participants. The 1995 Insurance Law prohibited fraudulent and other unlawful conduct by insurance companies, agencies and brokers.
●	Substantive regulation of insurance products. The 1995 Insurance Law gave insurance regulators the authority to approve the basic policy terms and premium rates for major insurance products.
●	Financial condition and performance of insurance companies. The 1995 Insurance Law established reserve and solvency standards for insurance companies, imposed restrictions on investment powers and established mandatory reinsurance requirements, and put in place a reporting regime to facilitate monitoring by insurance regulators.
●	Supervisory and enforcement powers of the principal regulatory authority. The principal regulatory authority, then the PBOC, was given broad powers under the 1995 Insurance Law to regulate the insurance industry.

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

The 1995 Insurance Law was amended in 2002 and the amended insurance law, which we refer to as the 2002 Insurance Law, became effective on January 1, 2003. The major amendments to the 1995 Insurance Law include:

●	Authorizing the CIRC to be the insurance supervisory and regulatory body nationwide. The 2002 Insurance Law expressly grants the CIRC the authority to supervise and administer the insurance industry nationwide.
●	Expanding the permitted scope of business of property and casualty insurers. Under the 2002 Insurance Law, property and casualty insurance companies may engage in the short-term health insurance and accidental insurance businesses upon the CIRC’s approval.
●	Providing additional guidelines for the relationship between insurance companies and insurance agents. The 2002 Insurance Law requires an insurance company to enter into an agent agreement with each insurance agent that will act as an agent for that insurance company. The agent agreement sets forth the rights and obligations of the parties to the agreement as well as other matters pursuant to law. An insurance company is responsible for the acts of its agents when the acts are within the scope authorized by the insurance company.
●	Relaxing restrictions on the use of funds by insurance companies. Under the 2002 Insurance Law, an insurance company may use its funds to make equity investments in insurance-related enterprises, such as asset management companies.
●	Allowing greater freedom for insurance companies to develop insurance products. The 2002 Insurance Law allowed insurance companies to set their own policy terms and premium rates, subject to the approval of, or a filing with, the CIRC.

2009 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2009 and the amended insurance law, which we refer to as the 2009 Insurance Law, became effective on October 1, 2009. The major amendments to the 2009 Insurance Law include:

●	Strengthening protection of the insured’s interests. The 2009 Insurance Law added a variety of clauses such as incontestable clause, abstained and estoppels clause, common disaster clause and amending immunity clause, claims-settlement prescription clause, reasons for claims rejection and contract modification clause.
●	Strengthening supervision on the qualification of the shareholders of the insurance companies and setting forth specific qualification requirements for the major shareholders, directors, supervisors and senior managers of insurance companies.

●	Expanding the business scope of insurers and further relaxing restriction on the use of fund by insurers.
●	Strengthening supervision on solvency of insurers with stricter measures.
●	Tightening regulations governing the administration of insurance intermediary companies, especially those relating to behaviors of insurance agents.

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

2014 Amendments to the Insurance Law

The 2002 Insurance Law was amended again in 2014 and the amended insurance law, which we refer to as the 2014 Insurance Law, became effective on August 31, 2014. The major amendments of the 2014 Insurance Law include:

●	Relaxing restrictions on actuaries. The 2014 Insurance Law no longer requires Insurance companies shall employ actuaries recognized by the insurance regulatory authority under the State Council. However, an insurance company shall also engage professionals, and establish an actuarial reporting system and a compliance reporting system as before.

2015 Amendments to the Insurance Law

The 2014 Insurance Law was amended again in 2015 and the amended insurance law, which we refer to as the 2015 Insurance Law, became effective on April 24, 2015. The major amendments of the 2015 Insurance Law include:

●	Eliminating the requirement for an insurance agent or broker to obtain a qualification certificate issued by the CIRC before providing any insurance agency or brokerage services.
●	Relaxing the requirement for the establishment or other significant corporate events of an insurance agency or brokerage firm. For example, an insurance agency or brokerage firm is allowed to apply for a business permit from the CIRC and a business license from the local AIC simultaneously under the 2015 Insurance Law, while an insurance agency or brokerage firm had to apply for and receive a business permit issued by the CIRC before it could apply for a business license from and register with the relevant local AIC under the 2014 Insurance Law. Prior approval by the CIRC is no longer required for the divesture or mergers of insurance agencies or brokerage firms, the change of their organizational form, or the establishment or winding-up of a branch by an insurance agency or brokerage firm.

The CIRC And The CBIRC

The CBIRC, which was formed by the merger of China Banking Regulatory Commission (“CBRC”) and CIRC in March, 2018, inherits the authority of CIRC, has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the power to:

●	promulgate regulations applicable to the Chinese insurance industry;
●	investigate insurance companies and insurance intermediaries;

●	establish investment regulations;
●	approve policy terms and premium rates for certain insurance products;
●	set the standards for measuring the financial soundness of insurance companies and insurance intermediaries;
●	require insurance companies and insurance intermediaries to submit reports concerning their business operations and condition of assets;
●	order the suspension of all or part of an insurance company or an insurance intermediary’s business;
●	approve the establishment, change and dissolution of an insurance company, an insurance intermediary or their branches;
●	review and approve the appointment of senior managers of an insurance company, an insurance intermediary or their branches; and
●	punish insurance companies or intermediaries for improper behaviors or misconducts.

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

An insurance broker may conduct the following insurance brokering businesses:

●	making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants;
●	assisting the insured or the beneficiary to claim compensation;
●	reinsurance brokering business;

●	roviding consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and
●	other business activities approved by the CIRC.

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

Measures for the implementation of administrative Licensing and filing of insurance intermediaries

On October 28, 2021, CBIRC promulgated the Implementation Measures for Administrative Licensing and Filing of Insurance Intermediaries, which will take effect on February 1, 2022,according to which, the registered capital of regional insurance brokers will be changed to 20 million yuan.

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

Both self-operated internet platforms and third party internet platforms, through which insurance institutions conduct internet insurance business, shall meet certain requirements such as obtaining ICP licenses or making ICP filing and maintaining sound internet operation system and information security system. Our operating entity, TRX ZJ, has obtained the required ICP license from and made the required ICP filing with the relevant government agency.

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

Draft Regulation Measures to Further Standardize Internet Insurance Business

On October 18, 2018, the CBIRC published the Draft Regulation Measures on Internet insurance business (the CBIRC memo no. 1576 [2018]), and issued a letter to all departments of the former CIRC authorities and insurance regulatory administrations, soliciting opinions on the Draft Regulation Measures. Subsequently, on December 13, 2019, the CBIRC published the Regulation Measures (Request for Comments). The purpose of the above is to further standardize the Internet insurance business, including:

●	clearly stipulate the main governing body of Internet insurance business;
●	specify the scope of Internet business services of insurance intermediaries;
●	require the information disclosure of insurance intermediaries to follow the online and offline principle consistently and refine the information disclosure standards and requirements;
●	require insurance intermediaries to keep complete records of Internet insurance business transaction information to ensure that the complete and accurate information storage;
●	require insurance intermediaries to establish and improve the customer identification system, strengthen the monitoring and reporting of large transactions and suspicious transactions, and strictly abide by the relevant provisions of anti-money laundering policy;

●	establish an Internet insurance business service evaluation system, which covers all business processes including sales, underwriting, preservation, claims settlement, consultation, return visits and complaints of insurance companies and insurance intermediaries.

On December 7, 2020, the CBIRC issued the Decree of the China Banking and Insurance Regulatory Commission (No. 13, 2020) promulgating the Measures for The Supervision of Internet Insurance Business, which were implemented on February 1, 2021.

Notice on further regulating Internet Personal insurance business of insurance Institutions

On October 12, 2021, CBIRC General Office issued notice on Further Standardizing Internet Life Insurance Business of Insurance Institutions (CBIRC No. 108). The notice mainly provides the following provisions for intermediary institutions engaged in internet personal insurance business:

1) Insurance intermediaries shall strengthen system construction to carry out internet personal insurance business and have operation and service capabilities that meet the requirements of insurance companies.

2) Customer service personnel of insurance intermediaries shall not take the initiative in marketing, and their salaries shall not be linked with the sales assessment indicators of internet personal insurance business.

3) Insurance intermediaries selling ordinary life insurance (except term life insurance) with a duration of more than 10 years and ordinary annuity insurance products with a duration of more than 10 years shall meet the following conditions:

1. At least three years of internet life insurance business experience.

2. Complete sales management, insurance policy management, customer service system, as well as safe, efficient and real-time online payment and settlement information system and capital settlement process.

3. No major administrative penalty was imposed due to internet insurance business operation in the previous year.

4. Other conditions stipulated by the CBIRC.

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

●	On July 20, 2018, the CBIRC issued and implemented the Notice by the General Office of the CBIRC on Regulatory Requirements for Commercial Motor Vehicle Insurance Rates (No. 57[2018] of the CBIRC). The notice requires property insurance companies shall strictly follow the principles of rationality, fairness and adequacy in formulating the rate scheme, and shall report the scope of the fees paid to insurance intermediaries and individual agents (marketers), including handling fees, service fees, promotion fees, compensation, performance, bonuses, commissions, etc.
●	On January 14, 2019, the CBIRC issued and implemented the Notice by the General Office of the CBIRC on Issues Concerning Further Strengthening the Regulation of Motor Vehicle Insurance (No. 7[2019] of the CBIRC). The notice requires property insurance companies to strictly comply with the relevant provisions of laws, administrative regulations or the Insurance Regulatory Agency under the State Council in the use of vehicle insurance clauses and premium rates, and to strengthen the management of the authenticity of business financial data, ensure all operating costs and expenses are true and accounted for in a timely manner.

These notices effectively resulted in the decrease of moto vehicle insurance premiums charged by the insurance companies and all related fees paid to insurance intermediaries by insurance companies.

Regulations Relating to Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”) (2020 Revision), which was last amended and issued by MOFCOM and NDRC on November 5, 2020 and became effective since January 27, 2021, and the Special Management Measures for Foreign Investment Access (2021 version), or the Negative List, which came into effect on January 1, 2022. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed in the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The insurance intermediary industry falls within the permitted category in accordance with the Catalogue and the Negative List.

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

Regulations on Intellectual Property Rights

Regulations on Trademarks

The trademark law of the People’s Republic of China was adopted at the 24th meeting of the Standing Committee of the Fifth National People’s Congress on August 23, 1982. Three amendments were made on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019. The last amendment was implemented on November 1, 2019. The regulations on the implementation of the trademark law of the People’s Republic of China were promulgated by the State Council of the People’s Republic of China on August 3, 2002, which took effect on September 15, 2002. It was revised on April 29, 2014 and became effective as of May 1, 2014. According to the trademark law and the implementing regulations, a trademark which has been approved and registered by the trademark office is a registered trademark, including a trademark of goods, services, collective trademark and certification trademark. The trademark registrant shall enjoy the exclusive right to use the trademark and shall be protected by law. The trademark law also specifies the scope of registered trademarks, procedures for registration of trademarks and the rights and obligations of trademark owners. As of the date of this annual report, we have completed the registration of four trademarks in China and own the exclusive right to use such trademarks.

Regulations on Domain Names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure. As of the date of this annual report we have completed the registration of www.tianrx.com in the PRC.

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

C.  Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

VIE Agreements Between WFOE and TRX ZJ

Neither we nor our subsidiaries own any equity interest in TRX ZJ. Instead, we control and receive the economic benefits of TRX ZJ’s business operation through a series of contractual arrangements. WFOE, TRX ZJ, and TRX ZJ’s sole shareholder, WDZG Consulting (the “TRX ZJ Shareholder”), entered into a series of contractual arrangements, also known as the VIE Agreements, on May 20, 2019. The VIE Agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of TRX ZJ, including absolute control rights and the rights to the assets, property and revenue of TRX ZJ.

According to the Exclusive Business Cooperation and Service Agreement, TRX ZJ is obligated to pay service fees to WFOE in an amount approximately equal to the net income of TRX ZJ after deduction of the required PRC statutory reserve.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation and Service Agreement

Pursuant to the Exclusive Business Cooperation and Service Agreement between TRX ZJ, WFOE and the TRX ZJ Shareholder, WFOE provides TRX ZJ with technical support, consulting services, intellectual services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. Additionally, TRX ZJ granted an irrevocable and exclusive option to WFOE to purchase from TRX ZJ, any or all of its assets at the lowest purchase price permitted under PRC laws. Should WFOE exercise such option, the parties shall enter into a separate asset transfer or similar agreement. For services rendered to TRX ZJ by WFOE under this agreement, WFOE is entitled to collect a service fee calculated based on the time of services rendered multiplied by the corresponding rate, the plus amount of the services fees or ratio decided by the board of directors of WFOE based on the value of services rendered by WFOE and the actual income of TRX ZJ from time to time, which is approximately equal to the net income of TRX ZJ after deduction of the required PRC statutory reserve.

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

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreement between WFOE, TRX ZJ and the TRX ZJ Shareholder, the TRX ZJ Shareholder pledged all of its equity interests in TRX ZJ to WFOE to guarantee the performance of TRX ZJ’s obligations under the Exclusive Business Cooperation and Service Agreement. Under the terms of the Equity Pledge Agreement, in the event that TRX ZJ or the TRX ZJ Shareholder breach their respective contractual obligations under the Exclusive Business Cooperation and Service Agreement, WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity interests. The TRX ZJ Shareholder also agreed that upon occurrence of any event of default, as set forth in the Equity Pledge Agreement, WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The TRX ZJ Shareholder further agreed not to dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interest.

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

Share Disposal and Exclusive Option to Purchase Agreement

Under the Share Disposal And Exclusive Option to Purchase Agreement, the TRX ZJ Shareholder irrevocably granted WFOE (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of its equity interests in TRX ZJ. The option price is equal to the capital paid in by the TRX ZJ Shareholder subject to any appraisal or restrictions required by applicable PRC laws and regulations. As of the date of this annual report, if WFOE exercised such option, the total option price that would be paid to all of the TRX ZJ Shareholder would be RMB 1, or the lowest amount allowed by law. The option purchase price shall increase in case the TRX ZJ Shareholder makes additional capital contributions to TRX ZJ, including when the registered capital was increased upon TRX ZJ receiving the proceeds from public offerings.

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

D.  Property, Plants and Equipment

Our headquarter is located at Room 1106, 10 / F, No. 19, North East Third Ring Road,Chaoyang District, Beijing,100124, where we lease approximately 471.49 square meters of office space, the lease term is from January 14, 2022 to January 14, 2024. Our other offices and branches lease approximately 2,272.64 square meters of office space. In 2021, 2020 and 2019, our total rental expenses amounted to approximately $242,000, $186,000 and $190,000, respectively.

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

Overview

We are a holding company incorporated in the Cayman Islands. We are not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through the VIE established in the People’s Republic of China. We do not have any equity ownership of the VIE, instead, we control and receive the economic benefits of the VIE’s business operations through the VIE Agreements, which are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies. Pursuant to the VIE Agreements, which are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company, under U.S. GAAP, is deemed to have a controlling financial interest in, and be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIE and the VIE structure. For a description of our corporate structure and VIE Agreements, see “ITEM 4. INFORMATION ON THE COMPANY – C. Organizational Structure.” See also “Item 3. KEY INFORMATION – D. Risk Factors – Risks Related to Our Corporate Structure.”

The VIE, TRX ZJ, and its PRC subsidiaries, operate an insurance brokerage business in China, and distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as liability insurance, accidental insurance, automobile insurance, and commercial property insurance; and (2) life insurance, such as individual life insurance and group life insurance. TRX ZJ started selling health care insurance in 2017. We act on behalf of our customers seeking insurance coverage from insurance companies and take pride in our premium customer service. In addition, TRX ZJ generates revenue from insurance related risk management services.

As an insurance broker, TRX ZJ does not assume underwriting risks; it distributes insurance products underwritten by insurance companies operating in China to our individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this annual report, TRX ZJ has relationships with over 40 insurance companies in the PRC, and therefore is able to offer a variety of insurance products to our customers.

For the fiscal year ended October 31, 2021, 59.6% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and four insurance companies each accounted for more than 10% of our total revenues: China Life Property & Casualty Insurance Co., Ltd. Beijing Branch, Ping An Property Insurance Co., Ltd. Hangzhou Branch, Ping An Property Insurance Co., Ltd. Shanghai Branch, and Ping An Property Insurance Co., Ltd. Beijing Branch, accounted for 15.4%, 15.4%, 13.2% and 10.4%, respectively.

For the fiscal year ended October 31, 2020, 56% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and three insurance companies each accounted for more than 10% of our total revenues: Ping An Property Insurance Co., Ltd. Shanghai Branch, Ping An Property Insurance Co., Ltd. Beijing Branch, and PICC Beijing Branch, accounted for 16.5%, 16.1% and 11.1%, respectively.

For the fiscal year ended October 31, 2019, 80.3% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and four insurance companies each accounted for more than 10% of our total commissions: PICC Beijing Branch, China United Life Insurance Co., Ltd. Beijing Branch, Sunshine Property Insurance Co., Ltd.’s Hangzhou Branch, and Ping An Property Insurance of China Incorporated Company’s Beijing Branch, accounted for 23.8%, 21.9%, 18.8% and 12.1%, respectively, of our total commissions.

China’s independent insurance intermediary market is experiencing rapid growth due to increasing demands for insurance products by the Chinese population. We intend to grow our company by aggressively recruiting talents to join our professional team and sales force, expanding our distribution network through opening more local branches in a number of selective major cities throughout China, and offering premium products and services, such as the Institutional Risk Management Services and Internet insurance distribution platform, Needbao, both designed to achieve superior customer satisfaction. Our goal is to grow to a leading national insurance intermediary company.

The number of TRX ZJ's branches increased to 9 as of the date of this report. For the fiscal year 2021, TRX ZJ had 1,390 institutional customers and 10,685 individual customers..

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

A number of industry players are involved in the distribution of insurance products in the PRC. We compete for customers on the basis of product offerings, customer services, and reputation. Our principal competitors include:

●	Professional insurance intermediaries. According to the CIRC, the first professional insurance intermediary in China appeared in 1999, and by the end of June 2021, the number of insurance intermediaries in China was 2,621, of which approximately 66.62% were insurance agencies, who represents insurance companies, approximately 18.85% were insurance brokers, who represents customers who purchase insurance products, and the rest were insurance adjustment companies. In recent years, governmental supervision and regulation of the insurance industry has become stricter, and obtaining the required operating license to distribute insurance products in China is becoming more difficult, increasing the barrier of entry into this industry. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.

●	Insurance companies. We compete against insurance companies that rely on their own sales force to distribute their products. Historically in China, large insurance companies have used both in-house sales force and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and are able to offer our customers a broader range of insurance products underwritten by multiple insurance companies.

●	Other business entities. In China, some business entities may distribute insurance products as an ancillary business, primarily commercial banks, postal offices, car dealers, and hospitals. However, the insurance products distributed by these entities are usually confined to those related to their main lines of business, such as endowment and annuity life insurance products by commercial banks. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products and professional services.

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

The following table illustrates the breakdown of our commissions by insurance products for the years ended October 31, 2021, 2020 and 2019.

	Years Ended October 31,
	2021		2020		2019
		Percentage		Percentage		Percentage
		of		of		of
		Total		Total		Total
	Commissions	Commissions	Commissions	Commissions	Commissions	Commissions
Property and Casualty Insurance
Automobile Insurance
Supplemental	$395,110	14.8%	$436,255	14.8%	$728,257	36.4%
Mandatory	39,683	1.5%	30,248	1.0%	90,534	4.5%
Commercial Property Insurance	213,204	8.0%	262,079	8.9%	113,702	5.7%
Liability Insurance	1,588,818	59.4%	1,303,690	44.1%	321,692	16.1%
Individual Accidental Insurance	356,156	13.3%	713,339	24.1%	203,587	10.2%
Life Insurance	70,336	2.6%	159,870	5.4%	449,108	22.4%
Health Insurance	3,747	0.1%	48,686	1.7%	86,043	4.3%
Others	8,557	0.3%	631	0.0%	9,294	0.4%
Total	$2,675,611	100.0%	$2,954,798	100.0%	$2,002,217	100.0%

Critical Accounting Policies

Use of Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We continually evaluate our estimates, including those related to the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets and the associated valuation allowances, and the determination of the fair value of the warrants.

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

Principles of Consolidation

The consolidated financial statements include the accounts of our subsidiaries, the VIE and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

A subsidiary is an entity in which we, directly or indirectly, controls more than one half of the voting power or have the power to: govern the financial and operating policies; appoint or remove the majority of the members of the board of directors; or cast a majority of votes at the meeting of the board of directors.

U.S. GAAP provides guidance on the identification of variable interest entities and financial reporting for entities over which control is achieved through means other than voting interests. We evaluate each of our interests in an entity to determine whether or not the investee is a VIE and, if so, whether we are the primary beneficiary of such VIE. In determining whether we are the primary beneficiary, we consider if we (1) have power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. If deemed the primary beneficiary, we consolidate the VIE. We have determined that TRX ZJ is a VIE that is subject to consolidation and that TRX is the primary beneficiary.

In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The insurance brokerage industry falls within the permitted category in accordance with the Catalogue, however we opted for a VIE structure instead of direct ownership due to restrictions on direct ownership imposed by the CIRC. See “Risk Factors - Risks Related to Our Corporate Structure - Our Shareholders are subject to greater uncertainties because we operate through a VIE structure due to restrictions on direct ownership imposed by the CIRC even though the Insurance Brokerage Industry falls within the permitted category in accordance with the Catalogue and the Negative List.” TRX HK and TRX BJ (its PRC subsidiary) are both considered as foreign investors or foreign invested enterprises under PRC law, and we conduct our activities in the PRC through the consolidated VIE, TRX ZJ, and its subsidiaries in order to comply with the aforementioned regulations. As such, TRX ZJ is controlled through contractual arrangements in lieu of direct equity ownership by us or any of our subsidiaries.

Such contractual arrangements are a series of four agreements (collectively the “VIE Agreements”) including an Equity Interest Pledge Agreement, a Share Disposal and Exclusive Option to Purchase Agreement, a Proxy Agreement, and an Exclusive Business Cooperation and Service Agreement. These contractual arrangements obligate WFOE to absorb a majority of the risk of loss from TRX ZJ’s activities and entitle WFOE to receive a majority of its residual returns. In essence, WFOE has gained effective control over TRX ZJ. Therefore, we believe that TRX ZJ should be considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of TRX ZJ and TRX ZJ’s subsidiaries are consolidated with those of WFOE and ultimately are consolidated into those of TRX.

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).

●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

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

Types of revenue:

●	Insurance brokerage services fees under contracts with customers to providing insurance brokerage services. The Company does not provide any insurance agent services.

●	Risk management service fees under risk management agreements to provide insurance related risk management services to its clients. The Company is paid for its services by its clients pursuant to the terms of the written risk management agreements. Each contract calls for a fixed payment.

Revenue recognition criteria:

●	For insurance brokerage services fees, the distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums. Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

●	The Company recognizes revenue by providing insurance related risk management services under written service contracts with its customers. Revenue related to its service offerings is recognized at a point in time when service is rendered.

No allowance for cancellation has been recognized for its insurance brokerage business as the Company estimates, based on its past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been minimal to date, are recognized upon notification from the insurance carriers.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will call the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Income Taxes

The Company accounts for income taxes in accordance with U.S. GAAP for income taxes. The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted as of the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis. Deferred tax assets are recognized to the extent that it is probable that future taxable income can be offset with prior net operating loss carried forwards. Deferred tax is calculated using enacted tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of October 31, 2021 and 2020. As of October 31, 2021, income tax returns for the tax years ended October 31, 2016 through October 31, 2020 remained open for statutory examination by PRC tax authorities.

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

Impact of COVID-19 on our Operations

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are full of uncertainties and change quickly. Although the COVID-19 pandemic has caused business disruptions in China and the Company’s business was negatively affected due to various government restrictions put in place to attempt to stop the spread of the COVID-19 pandemic, our operations have continued during the COVID-19 pandemic and have not been significantly impacted to date.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 may impact its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic, and governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic.

RESULTS OF OPERATIONS

This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Comparison of Results of Operations for the Years Ended October 31, 2021 and 2020

The following table sets forth a summary of our consolidated results of operations for the years ended October 31, 2021 and 2020.

	Years Ended October 31,		Changes in
	2021	2020	Amount	Percentage
Revenues	$2,790,617	$3,249,344	$(458,727)	(14.1)%
Operating expenses:
Selling and marketing	2,517,497	1,558,209	959,288	61.6%
General and administrative	2,526,924	1,130,993	1,395,931	123.4%

Total operating expenses	5,044,421	2,689,202	2,355,219	87.6%

(Loss) income from operations	(2,253,804)	560,142	(2,813,946)	(502.4)%

Other income, net	333,756	200,013	133,743	66.9%

(Loss) income before income taxes	(1,920,048)	760,155	(2,680,203)	(352.6)%

Income taxes	24,529	126,055	(101,526)	(80.5)%

Net (loss) income	(1,944,577)	634,100	(2,578,677)	(406.7)%

Foreign currency translation adjustment	214,123	420,719	(206,596)	(49.1)%

Comprehensive (loss) income	$(1,730,454)	$1,054,819	$(2,785,273)	(264.1)%

Revenues

As a broker of insurance products, TRX ZJ derives revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. In addition, TRX ZJ generates risk management revenue from provision of insurance related risk management services. We report revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive (loss) income.

Revenue for the year ended October 31, 2021 totaled $2,790,617, a decrease of $458,727, or 14.1%, compared with $3,249,344 for the year ended October 31, 2020. This decrease was primarily attributable to a decrease in commission from individual accidental insurance of approximately $357,000 resulting from the loss of an insurance company partner and a decrease in our risk management services revenue from provision of insurance related risk management services of approximately $180,000. We expect that our revenues will increase in the near future since we formed Yunnan Branch in November 2021 and hired sales professionals to sell insurance products.

Operating Expenses

During the years ended October 31, 2021 and 2020, operating expenses included selling and marketing expenses and general and administrative expenses.

Selling and Marketing

Third party and related party selling and marketing expenses amounted to $2,517,497 for the year ended October 31, 2021, as compared to $1,558,209 for the year ended October 31, 2020, an increase of $959,288, or 61.6%.  The significant increase was mainly attributable to:

●	The increase in our marketing activities;
●	The launch of aggressive advertising campaigns; and

●	The increase in the number of sales professionals to sell insurance products.

Advertising expenses mainly consist of expenses associated with advertising campaigns and are included in selling and marketing expenses. Advertising costs are expensed as incurred. Advertising expenses for the years ended October 31, 2021 and 2020 totaled $2,466,239 and $1,117,918, respectively.

Our selling and marketing expenses as a percentage of revenue for the year ended October 31, 2021 increased to 90.2% from 48.0% for the year ended October 31, 2020. The increase was primarily attributable to an increase in our selling and marketing expenses and a decrease in our revenues as described above.

General and Administrative

Third party and related party general and administrative expenses amounted to $2,526,924 for the year ended October 31, 2021, as compared to $1,130,993 for the year ended October 31, 2020, an increase of $1,395,931, or 123.4%.

For the years ended October 31, 2021 and 2020, general and administrative expenses consisted of the following:

	Years Ended October 31,		Changes in
	2021	2020	Amount	Percentage
Professional fees	$1,011,053	$94,363	$916,690	971.5%
Compensation and related benefits	948,900	743,062	205,838	27.7%
Rent and related utilities	227,845	196,973	30,872	15.7%
Directors and officers’ liability insurance premium	130,212	—	130,212	100.0%
Travel and entertainment	41,667	9,366	32,301	344.9%
Depreciation and amortization	27,447	27,829	(382)	(1.4)%
Others	139,800	59,400	80,400	135.4%
	$2,526,924	$1,130,993	$1,395,931	123.4%

●	For the year ended October 31, 2021, professional fees increased by $916,690, or 971.5%, as compared to the year ended October 31, 2020. For the year ended October 31, 2021, professional fees primarily consisted of legal fees, accounting fees, audit fee, consulting fees, investor relations service charges and other fees incurred for services related to being a public company. We became a public company in January 2021. We expect that our professional fees will continue to increase in the near future.
●	For the year ended October 31, 2021, compensation and related benefits increased by $205,838, or 27.7%, as compared to the year ended October 31, 2020. We started to pay salaries to our chief executive officer and chief financial officer in January 2021 when we became a public reporting company in the United States. For the year ended October 31, 2020, we did not incur nor were required to pay any salary to our chief executive officer and chief financial officer. For the years ended October 31, 2021 and 2020, compensation and related benefits were for our employees only, which did not include the amount of commissions incurred and or paid to sales agents whom we have a contractual relationship with and are not our employees. We expect that our compensation and related benefits will continue to increase in the near future.
●	For the year ended October 31, 2021, rent and related utilities increased by $30,872, or 15.7%, as compared to the year ended October 31, 2020. In fiscal year of 2020, we received COVID-19 rent forgiveness; we did not receive any rent abatement in fiscal year of 2021.
●	For the year ended October 31, 2021, directors and officers’ liability insurance premium increased by $130,212, or 100.0%, as compared to the year ended October 31, 2020. Beginning in January 2021 when we became a public company in the United States, we incurred directors and officers’ liability insurance fee.
●	For the year ended October 31, 2021, travel and entertainment expenses increased by $32,301, or 344.9%, as compared to the year ended October 31, 2020. The increase was mainly due to increased business travel activities and entertainment expenditure incurred in fiscal year of 2021.

●	For the year ended October 31, 2021, depreciation and amortization decreased by $382, or 1.4%, as compared to the year ended October 31, 2020.
●	Other general and administrative expenses were primarily comprised of office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the year ended October 31, 2021, other general and administrative expenses increased by $80,400, or 135.4%, as compared to the year ended October 31, 2020. The increase was mainly attributable to an increase in office supplies of approximately $29,000, an increase in office decoration of approximately $19,000, an increase in miscellaneous taxes of approximately $12,000, and an increase in other miscellaneous items of approximately $20,000.

(Loss) Income from Operations

As a result of the foregoing, for the year ended October 31, 2021, loss from operations amounted to $2,253,804, as compared to income from operations of $560,142 for the year ended October 31, 2020, resulting in a change of $2,813,946, or 502.4%.

Other Income (Expense)

Other income (expense) primarily includes interest income from third party and related party notes receivable  and bank deposits, interest expense incurred from our third party and related party borrowings, and miscellaneous income. Other income, net, totaled $333,756 for the year ended October 31, 2021, as compared to $200,013 for the year ended October 31, 2020, an increase of $133,743, or 66.9%, which was mainly attributable to an increase in interest income of approximately $226,000 generated from our interest bearing deposits and notes receivable, and an increase in other income of approximately $10,000, offset by a decrease in interest income – related party of approximately $102,000.

Income Taxes

Our income tax expense is mainly attributable to the VIE in China, TRX ZJ, and its subsidiaries, NDB Technology, TYDW Technology, HH Consulting, Hengbang Insurance, and AKS Consulting, all of which are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. In the years ended October 31, 2021, 2020 and 2019, NDB Technology, TYDW Technology and Hengbang Insurance were each recognized as small low-profit enterprises and received a preferential income tax rate. AKS Consulting is subject to a preferential income tax rate of 0% for a period of five years since generating revenues, as it was incorporated in the Horgos Economic District, Xinjiang province. HH Consulting was subject to a preferential income tax rate of 0% from June 2018 through its dissolution in July 2020.

Income taxes expense was $24,529 for the year ended October 31, 2021, as compared to $126,055 for the year ended October 31, 2020, a decrease of $101,526, or 80.5%. The decrease in income taxes expense was primarily attributable to decrease in taxable income generated by our operating entities.

Net (Loss) Income

As a result of the factors described above, our net loss was $1,944,577 for the year ended October 31, 2021, as compared to net income of $634,100 for the year ended October 31, 2020, a change of $2,578,677, or 406.7%.

Net Loss Attributable to Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of October 31, 2021, these two individuals owned in the aggregate 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The net loss attributable to Non-controlling Interest was $28 and $3 for the years ended October 31, 2021 and 2020, respectively.

Net (Loss) Income Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $1,944,549 or $0.23 per share (basic and diluted) for the year ended October 31, 2021, as compared with net income attributable to TRX ordinary shareholders of $634,103 or $0.13 per share (basic and diluted) for the year ended October 31, 2020, a change of $2,578,652 or 406.7%.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of TRX and TRX HK is the U.S. dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translation, which is a non-cash adjustment, we reported a foreign currency translation gain of $214,123 and $420,719 for the years ended October 31, 2021 and 2020, respectively. This non-cash gain had the effect of decreasing/increasing our reported comprehensive loss/income.

Comprehensive (Loss) Income

As a result of our foreign currency translation adjustment, we had comprehensive loss of $1,730,454 and comprehensive income of $1,054,819 for the years ended October 31, 2021 and 2020, respectively.

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

Revenue

As a broker of insurance products, we derive our revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. In addition, we generated risk management revenue from provision of insurance related risk management services. We report revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive income.

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

Selling and Marketing

Third party and related party selling and marketing expenses amounted to $1,558,209 for the year ended October 31, 2020, as compared to $797,572 for the year ended October 31, 2019, an increase of $760,637, or 95.4%.  The significant increase was mainly attributable to:

●The increase in our marketing activities;

●The launch of aggressive advertising campaigns; and

●The increase in the number of sales professionals to sell insurance products.

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

For the years ended October 31, 2020 and 2019, general and administrative expenses consisted of the following:

	Years Ended October 31,		Changes in
	2020	2019	Amount	Percentage
Compensation and related benefits	$743,062	$651,490	$91,572	14.1%
Rent and related utilities	196,973	212,707	(15,734)	(7.4)%
Professional fees	94,363	123,512	(29,149)	(23.6)%
Depreciation and amortization	27,829	34,713	(6,884)	(19.8)%
Travel and entertainment	9,366	30,550	(21,184)	(69.3)%
Others	59,400	49,003	10,397	21.2%
	$1,130,993	$1,101,975	$29,018	2.6%
●	For the year ended October 31, 2020, compensation and related benefits increased by $91,572, or 14.1%, as compared to the year ended October 31, 2019. The increase was primarily attributable to an increase in the number of employees. In 2020, we formed two new branches. As such, we hired additional employees to support these branches’ operation. We expect that our compensation and related benefits will continue to increase in the near future. For the years ended October 31, 2020 and 2019, we did not incur nor were we required to pay any salary to our chief executive officer and chief financial officer. We started to pay our chief executive officer and chief financial officer when we became a public reporting company in the United States. None of the executive officer salaries we paid in fiscal 2021was for services rendered during the years ended October 31, 2020 and 2019. For the years ended October 31, 2020 and 2019, compensation and related benefits were for our employees only, which did not include the amount of commissions incurred and or paid to sales agents whom we have a contractual relationship with and are not our employees. For the years ended October 31, 2020 and 2019, the average number of our employees was 52 and 36, respectively.

●	For the year ended October 31, 2020, rent and related utilities decreased by $15,734, or 7.4%, as compared to the year ended October 31, 2019, due to COVID-19 rent forgiveness.

●	For the year ended October 31, 2020, professional fees decreased by $29,149, or 23.6%, as compared to the year ended October 31, 2019. The decrease was mainly due to the decrease in use of professional services providers who assist management in operating and managing the Company. We expect that our professional fees will remain in its current level with minimal increase in the near future.

●	For the year ended October 31, 2020, depreciation and amortization decreased by $6,884, or 19.8%, as compared to the year ended October 31, 2019. The decrease was primarily due to certain software that had reached the end of its amortization period and no further amortization was required for the software in fiscal 2020.

●	For the year ended October 31, 2020, travel and entertainment expenses decreased by $21,184, or 69.3%, as compared to the year ended October 31, 2019. The decrease was mainly due to decreased business travel activities and decreased entertainment expenditure resulting from the COVID-19 pandemic. In the year ended October 31, 2020, the COVID-19 pandemic caused public health officials to enforce measures to mitigate the spread of the virus, such as, ceasing all non-essential travel and practicing stay at home as much as possible.

●	Other general and administrative expenses were primarily comprised of office supplies, bank service charge, internet service fees and miscellaneous taxes. For the year ended October 31, 2020, other general and administrative expenses increased by $10,397, or 21.2%, as compared to the year ended October 31, 2019, resulting from our business expansion.

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

Income Taxes

Our income tax expense is mainly attributable to the VIE in China, TRX ZJ and its subsidiaries, NDB Technology, TYDW Technology, HH Consulting, and Hengbang Insurance, all of which were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008, and was amended on December 29, 2018. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. In the years ended October 31, 2020 and 2019, NDB Technology, TYDW Technology and Hengbang Insurance were each recognized as small low-profit enterprises and received a preferential income tax rate. HH Consulting is subject to a preferential income tax rate of 0% for a period of five years commencing June 2018, as it was incorporated in the Horgos Economic District, Xinjiang province.

Income taxes expense was $126,055 for the year ended October 31, 2020, as compared to $238,208 for the year ended October 31, 2019, a decrease of $112,153, or 47.1%. The decrease in income taxes expense was primarily attributable to decreases in taxable income generated by our operating entities.

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

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At October 31, 2021 and 2020, we had cash, cash equivalents, and restricted cash of approximately $30,844,000 and $6,923,000, respectively. These funds are kept in financial institutions located in China.

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

The following table sets forth a summary of changes in our working capital from October 31, 2020 to October 31, 2021:

	October 31,		Changes in
	2021	2020	Amount	Percentage
Working capital:
Total current assets	$31,630,139	$9,560,597	$22,069,542	230.8%
Total current liabilities	1,117,716	1,288,651	(170,935)	(13.3)%
Working capital:	$30,512,423	$8,271,946	$22,240,477	268.9%

Our working capital increased by $22,240,477 to $30,512,423 at October 31, 2021 from $8,271,946 at October 31, 2020. The increase in working capital was primarily attributable to a significant increase in cash of approximately $23,887,000 mainly resulting from proceeds of two public offerings, and a decrease in due to related parties of approximately $239,000, offset by a decrease in accounts receivable of approximately $926,000, a decrease in deferred offering costs of approximately $896,000, and an increase in operating lease liabilities of approximately $253,000.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Year Ended October 31, 2021 Compared to the Year Ended October 31, 2020

The following summarizes the key components of our cash flows for the years ended October 31, 2021 and 2020:

	Years Ended October 31,
	2021	2020
Net cash used in operating activities	$(1,363,938)	$(48,169)
Net cash used in investing activities	(7,503,411)	(3,457)
Net cash provided by (used in) financing activities	32,642,481	(478,245)
Effect of exchange rate on cash, cash equivalents and restricted cash	145,014	486,780
Net increase (decrease) in cash, cash equivalents and restricted cash	$23,920,146	$(43,091)

Net cash flow used in operating activities for the year ended October 31, 2021 was $1,363,938, which primarily reflected our consolidated net loss of approximately $1,945,000, and the changes in operating assets and liabilities mainly consisting of an increase in interest receivable of approximately $113,000, a decrease in accrued liabilities and other payables of approximately $123,000, and a decrease in operating lease liabilities of approximately $194,000, offset by a decrease in account receivable of approximately $969,000, and the add-back of non-cash item mainly consisting of amortization of right-of-use assets of approximately $228,000.

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

Net cash flow used in investing activities was $7,503,411 for the year ended October 31, 2021 as compared to $3,457 for the year ended October 31, 2020. During the year ended October 31, 2021, we made payment for purchase of property and equipment of approximately $3,000 and made payment for note receivable of $7,500,000 to a third party. During the year ended October 31, 2020, we made payment for purchase of property and equipment of approximately $3,000 and made payments for notes receivable – related party of approximately $17,159,000, offset by proceed received from repayments of notes receivable – related party of approximately $17,159,000.

Net cash flow provided by financing activities was $32,642,481 for the year ended October 31, 2021 as compared to net cash flow used in financing activities of $478,245 for the year ended October 31, 2020. During the year ended October 31, 2021, we received proceeds from note payable of approximately $76,000 and proceeds from related parties’ borrowings of approximately $1,894,000, and proceeds from equity offerings of approximately $36,863,000, offset by repayment made for note payable of approximately $76,000 and repayment made for related parties’ borrowings of approximately $2,272,000, and disbursements for equity offering costs of approximately $3,842,0000.  During the year ended October 31, 2020, we made payments for deferred offering costs of approximately $371,000 and made repayments for related parties’ borrowings of approximately $2,099,000, offset by proceed received from related parties’ borrowings of approximately $1,987,000 and shareholders’ contribution of $5,000.

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

Net cash flow used in operating activities for the year ended October 31, 2020 was $48,169, which primarily reflected the changes in operating assets and liabilities mainly consisting of a significant increase in accounts receivable of approximately $1,022,000, mainly due to the credit provided to more customers, and a decrease in operating lease liabilities of approximately $163,000, offset by an increase in VAT and other taxes payable of approximately $205,000, and an increase in accrued liabilities and other payables of approximately $109,000, our net income of approximately $634,000, and the add-back of non-cash item mainly consisting of amortization of right-of-use assets of approximately $200,000.

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

Net cash flow used in investing activities was $3,457 for the year ended October 31, 2020 as compared to net cash flow provided by investing activities of $37,006 for the year ended October 31, 2019. During the year ended October 31, 2020, we made payment for the purchase of property and equipment of approximately $3,000 and made payments for notes receivable – related party of approximately $17,159,000, offset by proceed received from repayments of notes receivable – related party of approximately $17,159,000. During the year ended October 31, 2019, we received proceed from repayment of notes receivable – related party of approximately $232,000, offset by payment made for purchase of property and equipment of approximately $12,000, and payment made for purchase of intangible asset of approximately $183,000.

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

Our capital requirements for the next twelve months primarily relate to working capital requirements, including salaries, fees related to third parties’ professional services, to pay taxes due, reduction of accrued liabilities, mergers, acquisitions and the development of business opportunities. These uses of cash will depend on numerous factors including our revenues, and our ability to control costs. All funds received have been expended in the furtherance of growing the business. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●An increase in working capital requirements to finance our current business;
●The use of capital for mergers, acquisitions, and the development of business opportunities;
●Addition of personnel as the business grows; and
●The cost of being a public company.

We believe that our current cash together with our cash flow from operations will be sufficient to meet our anticipated cash requirements for the next twelve months.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows. The following tables summarize our contractual obligations as of October 31, 2021, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual Obligation:	Total	Less than 1 year	1-3 years	3-5 years	5+ years
Office leases commitment	$688,989	$445,882	$243,107	$—	$—
Total	$688,989	$445,882	$243,107	$—	$—

Off-balance Sheet Arrangements

Under SEC regulations, we are required to disclose off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, such as changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. An off-balance sheet arrangement means a transaction, agreement or contractual arrangement to which any entity that is not consolidated with us is a party, under which we have:

●	Any obligation under certain guarantee contracts,
●	Any retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets,
●	Any obligation under a contract that would be accounted for as a derivative instrument, except that it is both indexed to our stock and classified in shareholder equity in our statement of financial position, and
●	Any obligation arising out of a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

We do not have any off-balance sheet arrangements that we are required to disclose pursuant to these regulations. In the ordinary course of business, we enter into operating lease commitments, and other contractual obligations. These transactions are recognized in our financial statements in accordance with generally accepted accounting principles in the United States.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenue and operating results may be impacted by exchange rate fluctuations between RMB and US dollars. For the years ended October 31, 2021, 2020 and 2019, we had unrealized foreign currency translation gain/(loss) of approximately $214,000, $421,000 and ($70,000), respectively, because of changes in the exchange rate.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zhe Wang	39	Chairman and Chief Executive Officer

Mingxiu Luan	35	Chief Financial Officer

Sheng Xu	39	Director

Benjamin Andrew Cantwell	39	Independent Director

Michael J. Hamilton	74	Independent Director

Ning Wang	43	Independent Director

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

Ms. Mingxiu Luan has served as the CFO of TRX since March 2019, and as the CFO of TRX ZJ since May 2016. From March 2015 to March 2020, Ms. Luan served as the financial director of Mingruibotong (Beijing) investment management co., Ltd., responsible for the day to day financial management. From November 2009 to April 2014, she worked as a senior audit manager in Shandong branch of WUYIGE Certified Public Accounting LLP. From March 2014 to November 2014, Ms. Luan served as the deputy director of finance department of Beijing CNlive Culture Media co., Ltd. Ms. Luan holds a bachelor’s degree in accounting from Shandong University of Finance and Economics and is a certified public accountant in China.

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

Ms. Ning Wang is a director of the Company. Ms. Ning Wang has rich management experience. Since October 2013, she has served as the chief financial officer and director of Beijing Ningyi Culture Development Co., Ltd., responsible for the operation and financial management of the company. From January 2010 to October 2012, she served as the chief financial officer and director of Beijing Biye Qingxi outdoor sports Co., Ltd. Ms. Ning Wang graduated from Beijing Normal University in 2005 with a Bachelor's degree in Chinese language and literature.

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended October 31, 2021, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive	Deferred
		Salary	Bonus	Awards	Awards	Plan	Compensation		Total
Name and Principal Position	Year	(US$)	(US$)	(US$)	(US$)	Compensation	Earnings	Other	(US$)
Zhe Wang	2021	112,500	0	0	0	0	0	0	112,500
CEO of the Company and TRX ZJ

Mingxiu Luan	2021	60,000	0	0	0	0	0	0	60,000
CFO of the Company and TRX ZJ

Agreements with Named Executive Officers

On March 5, 2019, we entered into employment agreements with our executive officers. Pursuant to employment agreements, we agreed to employ each of our executive officers for a specified time period, which will be renewed upon both parties’ agreement before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer has agreed to hold any confidential information, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent.

Our employment agreement with Zhe Wang, our CEO, is for a term of three years beginning on March 5, 2019, with an annual salary of US$150,000. Upon expiration of the current term, the agreement shall be automatically extended for one years.

Our employment agreement with Mingxiu Luan, our CFO, is for a term of three years beginning on March 5, 2019, with an annual salary of US$80,000. Upon expiration of the current term, the agreement shall be automatically extended for one years.

Compensation of Directors

For the fiscal year 2021, we compensated our directors an aggregated $35,833 in cash for their services.

Share Incentive Plan

Our board of directors adopted the 2021 Performance Incentive Plan in December 2021, effective as of December 2, 2021, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Performance Incentive Plan, or 2021 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 5,000,000 Class A ordinary shares.

As of the date of this annual report, we granted 1,551,000 Class A Ordinary Shares to qualified persons under the 2021 Plan.

The following paragraphs describe the principal terms of the 2021 Plan.

Types of awards. The 2021 Plan permits the awards of cash, shares, share options, or any similar securities with a value derived from the value of or related to the Class A Ordinary Shares and/or returns thereon.

Plan administration. Our board of directors or a committee of one or more members of the board of directors administers the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Each awards granted under the 2021 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations, which may include the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company, and other individuals, as determined by the plan administrator.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

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

The functions and powers of our board of directors include, among others:

●appointing officers and determining the term of office of the officers;

●exercising the borrowing powers of the company and mortgaging the property of the company; and

●executing checks, promissory notes and other negotiable instruments on behalf of the company.

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

Audit Committee. Our audit committee consists of Michael J. Hamilton, Ning Wang and Benjamin Andrew Cantwell. Michael J. Hamilton is the chairman of our audit committee. We have determined that Michael J. Hamilton, Benjamin Andrew Cantwell and Ning Wang satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Michael J. Hamilton qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

●	meeting separately and periodically with management and the independent auditors; and

●	reporting regularly to the full board of directors.

Compensation Committee. Our compensation committee consists of Michael J. Hamilton, Ning Wang, and Benjamin Andrew Cantwell. Benjamin Andrew Cantwell is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and recommending to the board with respect to the total compensation package for our chief executive officer;

●	approving and overseeing the total compensation package for our executives other than the chief executive officer;

●	reviewing and making recommendations to the board with respect to the compensation of our directors; and

●	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee. Our nominating and corporate governance committee consists of Michael J. Hamilton, Ning Wang, and Benjamin Andrew Cantwell. Ning Wang is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

●	reviewing annually with the board the current composition of the board in light of the characteristics of independence, skills, experience and availability of service to us;

●	identifying and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D. Employees

We had 47 employees as of January 31, 2022. We had 50, 64, and 36 employees as of October 31, 2021, 2020, and 2019, respectively. The following table sets forth the number of our employees by function as of January 31 2022:

	Number of
	Employees	% of Total
Management and administrative staff	10	21.28
Financial and accounting staff	5	10.64
Sales and marketing staff	32	68.08
Other	—	—

Total	47	100.00

As of January 2022, in addition to 9 sales agents as our permanent employees, we had contractual relationships with 252 sales agents. These sales agents are not our employees and are only compensated via commissions on sales. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions we continue to receive from insurance companies for the rest of the premium payment period.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 4, 2022 by:

●each of our directors and executive officers; and

●each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on an aggregate of 11,651,000 Class A Ordinary Shares and 1,250,000 Class B Ordinary Shares issued and outstanding as of March 4, 2022, including 1,551,000 Class A Ordinary Shares awarded under our 2021 Performance Incentive Plan.

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

				Percent of
				Total
				Voting
	Ordinary Shares Beneficially Owned			Power
	Class A	Class B
	Number	Number	%	Number %
Directors And Executive Officers:
Zhe Wang(1)	1,292,500	1,250,000	19.56%	69.47%
Mingxiu Luan(2)	400,000	—	3.08%	1.17%
Sheng Xu(3)	2,070,500	—	15.93%	6.05%
Benjamin Andrew Cantwell	50,000	—	0.38%	0.14%
Michael J. Hamilton	50,000	—	0.38%	0.14%
Ning Wang	—	—	—%	—%
All Directors and Executive Officers as a group (6 persons)	3,863,000	1,250,000	39.33%	76.97%

Principal Shareholders:
Wang Investors Co. Ltd.(1)	1,292,500	1,250,000	19.56%	69.47%
Xu Sheng Investors Co. Ltd.(3)	2,070,500	—	15.93%	6.05%

The business address of our directors, executive officers, and principal shareholders is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(1)	Includes 1,292,500 Class A Ordinary Shares and 1,250,000 Class B Ordinary Shares held by Wang Investors Co. Ltd., a British Virgin Islands company, wholly owned by Mr. Zhe Wang, our CEO and Chairman of the board.
(2)	Includes 400,000 Class A Ordinary Shares held by Luan Investors Co. Ltd., a British Virgin Islands company, wholly owned by Ms. Mingxiu Luan, our CFO.
(3)	Includes 2,070,500 Class A Ordinary Shares held by Xu Sheng Investors Co. Ltd., a British Virgin Islands company, wholly owned by Ms. Sheng Xu, our director.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements between WFOE and TRX ZJ

See “Item 4. Information on the Company—C. Organizational Structure.”

Material Transactions with Related Parties

Services Provided by Related Parties

From time to time, the Company’s related parties provide services to the Company. The Company recognized related party expenses of $1,129, $38,426 and $23,922 for the years ended October 31, 2021, 2020 and 2019, respectively.

For the period from November 1, 2021 through the date of this annual report, the Company did not recognize any related party expenses.

Office Space from Related Party

The Company leased office space from WDZG Consulting from July 1, 2017 to January 17, 2022, a related party. For the years ended October 31, 2021, 2020 and 2019, rent expense related to office leases from WDZG Consulting amounted to approximately $20,000, $14,000 and $19,000, respectively.

For the period from November 1, 2021 through the date of this annual report, rent expense related to office leases from WDZG Consulting amounted to $4,383.

Loan to Related Party and Interest Income

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

The Company did not make any loans to any related party in fiscal 2021 and 2019.

The interest income related to related party notes was $102,074 for the year ended October 31, 2020.

For the period from November 1, 2021 to the date of this annual report, the Company did not make any loan to any related party.

Borrowings from Related Parties and Interest Expense

In the fiscal year ended October 31, 2021, the Company borrowed $2,013,818 from related parties for working capital needs and repaid $2,272,145 to related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In the fiscal year ended October 31, 2020, the Company borrowed $2,128,705 from related parties for working capital needs and repaid $2,099,420 to related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In the fiscal year ended October 31, 2019, from time to time, the Company acquired loans from various related parties to fund its operations. These loans were due within one year and were unsecured and uncollateralized, and could not be renewed upon maturities. The annual interest rates for these loans ranged from 6.5% to 10.0%. As of October 31, 2019, all of outstanding principal of related parties' borrowings and related interest due were fully repaid.

For the fiscal years ended October 31, 2021, 2020 and 2019, interest expense related to related parties’ loans amounted to $0, $0 and $613, respectively.

For the period from November 1, 2021 through the date of this annual report, the Company did not take our any loan from related parties for working capital needs.

Due to Related Parties

At the date of this annual report, October 31, 2021, 2020 and 2019, amount due to related parties consisted of the following:

	As of the Date of	October 31,	October 31,	October 31,
Name of related party	This Annual Report	2021	2020	2019
Beijing Ruibozhongying Technology Development Co., Ltd. (1)	$—	$—	$238,642	$—
WDZG Consulting	4,383	2,564	2,455	157,800
Sheng Xu (2)	—	—	—	49,281
	$4,383	$2,564	$241,097	$207,081
(1)	An entity controlled by WDZG Consulting.
(2)	Sheng Xu holds 35% of WDZG Consulting’s shares and she is the spouse of Zhe Wang.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 27, 2021. Our Ordinary Shares trade under the symbol “TIRX.”

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

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and the Companies Act (2022 Revision) of the Cayman Islands, which we refer to as the Cayman Companies Act below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Cayman Companies Act insofar as they relate to the material terms of our Ordinary Shares.

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

No dividend may be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Cayman Companies Act. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, each holder of Class A ordinary shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) has one vote for each Class A ordinary share which such shareholder holds and each holder of Class B ordinary shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) has 18 votes for each Class B ordinary share which such shareholder holds. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; and

●	a fee of such maximum sum as the Nasdaq may determine to be payable, or such lesser sum as our directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal. This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Since our Class A Ordinary Shares are listed on the Nasdaq, the legal title to such ordinary shares and the registration details of those Class A Ordinary Shares in our register of members remain with DTC/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The registration of transfers of shares or of any class of shares may, after compliance with any notice requirement of any Designated Stock Exchange (as defined under our articles), be suspended and our register of members be closed at such times and for such periods (not exceeding in the whole thirty (30) days in any year) as our board of directors may determine.

Inspection of Books and Records

Holders of our Class A Ordinary Shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records (other than the register of mortgages).

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

The directors may convene general meetings whenever they think fit. General meetings shall also be convened upon the written requisition of one or more members holding in the aggregate not less than one-tenth of the paid-up capital of the Company as at the date of the requisition carried the right of voting at general meeting. If the directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other member or members of the Company holding in the aggregate not less than one-tenth of such paid-up capital of the Company as at the date of the requisition carries the right of voting at general meetings, may convene a general meeting to be held at the registered office of the Company or at some convenient place within the Cayman Islands at such time, subject to the Company’s articles as to notice, as the persons convening the meeting fix.

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

If, within half an hour from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the shareholder present shall be a quorum.

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

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)becomes bankrupt or makes any arrangement or composition with his creditors generally;

(b)is found to be or becomes of unsound mind; or

(c)resigns his office by notice in writing to the Company.

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

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	is not required to make its register of members open to inspection by shareholders;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

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

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a taxable dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of October 31, 2021, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and note receivable made to a third party company. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

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

A. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

B. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333- 235727) in relation to the initial public offering of 3,000,000 Class A Ordinary Shares at an initial public offering price of $4.00 per Class A Ordinary Share. Our initial public offering closed on January 29, 2021. Network 1 Financial Securities, Inc. was the representative of the underwriters for our initial public offering. On February 2, 2021, Network 1 Financial Securities, Inc. exercised the over-allotment option to purchase an additional 75,000 Class A Ordinary Shares. The closing for the sale of the over-allotment shares took place on February 4, 2021. We received net proceeds of approximately $10.01 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on January 26, 2021. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $2.41 million, which included approximately $1.05 million in underwriting discounts for the initial public offering and approximately $1.36 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have used $499,924 from our initial public offering for general operating purpose.

In June 2021, we received net proceeds of approximately US$22.2 million through follow-on public offerings in connection with two registration statements on Form F-1, as amended (File Nos. 333-256574 and 333-256734). The offerings were priced at US$7.50 per unit, with each unit consisting of one Class A Ordinary Share and one warrant to purchase one share of the Company’s Class A ordinary share. The total expenses incurred for our Company’s account in connection with these offerings were approximately US$2.4 million, which included US$1.6 million in placement agent fees and approximately US$0.8 million in other costs and expenses for these offerings. Univest Securities, LLC was the placement agent for these offerings. None of the transaction expenses in connection with these offerings included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the follow-on public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have yet to spend the proceeds as disclosed in the respective registration statements.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses and significant deficiencies identified below, as of October 31, 2021, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In the course of preparing our consolidated financial statements for the years ended October 31, 2021, we identified several control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting as of October 31, 2021. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual consolidated financial statements will not be prevented or detected on a timely basis. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of October 31, 2021.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Internal Control over Financial Reporting

The deficiencies we identified relate to the ability of our in-house accounting professionals to generate financial statements and related disclosures in the form required by applicable SEC requirements.

The material weaknesses identified include: (1) a lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements; (2) a lack of formal disclosure controls and procedures; and (3) a lack of accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements. The significant deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; and (2) a lack of a formal risk assessment process.

To remedy our control deficiencies identified  to date, we are undertaking the following to strengthen our internal control over financial reporting, including (1) preparing a comprehensive accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements, and ensuring that accounting personnel are familiar with and follow the manual; (2) establishing a formal internal controls over financial closing and reporting processes; and (3) establishing a risk assessment process that complies with the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, a private sector organization dedicated to improving the quality of financial reporting.

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

In light of these material weaknesses and significant deficiencies, our management and the Company’s outsourced U.S. GAAP financial reporting consultant performed additional analyses and procedures in order to conclude that the Company’s consolidated financial statements as of October 31, 2021, and for the year ended October 31, 2021 included in this Annual Report on Form 20-F were fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Company’s consolidated financial statements as of October 31, 2021, and for the year ended October 31, 2021 are fairly stated, in all material respects, in accordance with U.S. GAAP, which we concurred.

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

Changes in Internal Control

Subject to the above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Michael J. Hamilton, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer or controller and any other persons who perform similar functions for us. A copy of our code of ethics can be accessed at http://ir.tianrx.com.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by RBSM LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended October 31,
Services	2021	2020
	US$	US$
Audit Fees(1)	315,000	250,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other fees(4)	—	—

Total	315,000	250,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have a majority of its board members be independent as defined in Rule 5605(a)(2). Nasdaq Listing Rule 5605(c)(2) requires listed companies to have an audit committee of at least three members. As a foreign private issuer, however, under NASDAQ Listing Rule 5615(a)(3)(C), we are permitted to, and we have elected to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require (1) a majority of our board to consist of independent directors, or (2) to have an audit committee of at least three members. If we choose to follow the home country practice, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors - As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Global Market corporate governance listing standards.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of TIAN RUIXIANG Holdings Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form S-8 (File No. 333-261491))

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-235727), as amended)

2.2	Form of Underwriter’s Warrant (January 2021 Offering) (incorporated herein by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-235727), as amended)

2.3	Form of Underwriter’s Warrant (June 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-256574), as amended)

2.4*	Description of Securities

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

Exhibit Number	Description
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

4.13	2021 Performance Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-261491)

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101.*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2021, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

**Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TIAN RUIXIANG Holdings Ltd

By:	/s/ Zhe Wang
Name:	Zhe Wang
Title:	Chairman, Chief Executive Officer, and Director
Date	March 7, 2022

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2021, 2020 and 2019

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2021, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Tian Ruixiang Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tian Ruixiang Holding Ltd and Subsidiaries (the “Company”) as of October 31, 2021 and 2020, the related consolidated statements of income and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended October 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

March 7, 2022

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of October 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$30,024,372	$6,137,689
Restricted cash	819,269	785,806
Accounts receivable	320,848	1,247,059
Deferred offering costs	—	895,567
Prepaid expenses and other current assets	465,650	494,476

Total Current Assets	31,630,139	9,560,597

NON-CURRENT ASSETS:
Note receivable	7,500,000	—
Interest receivable	113,014	—
Property and equipment, net	11,265	15,097
Intangible assets, net	147,538	160,219
Right-of-use assets, operating leases, net	760,229	317,141
Other non-current assets	188,281	7,419

Total Non-current Assets	8,720,327	499,876

Total Assets	$40,350,466	$10,060,473

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Taxes payable	$493,196	$548,630
Salary payable	103,168	129,711
Accrued liabilities and other payables	95,664	180,394
Due to related parties	2,564	241,097
Operating lease liabilities	423,124	170,082
Operating lease liabilities - related party	—	18,737

Total Current Liabilities	1,117,716	1,288,651

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	237,848	123,404
Operating lease liabilities - related party - noncurrent portion	—	9,705

Total Non-current Liabilities	237,848	133,109

Total Liabilities	1,355,564	1,421,760

Commitments and Contingencies - (Note 17)

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders' Equity:
Ordinary shares: $0.001 par value; 50,000,000 shares authorized;
Class A ordinary shares: $0.001 par value; 47,500,000 shares authorized; 10,100,000 and 3,750,000 shares issued and outstanding at October 31, 2021 and 2020, respectively	10,100	3,750
Class B ordinary shares: $0.001 par value; 2,500,000 shares authorized; 1,250,000 shares issued and outstanding at October 31, 2021 and 2020	1,250	1,250
Additional paid-in capital	39,776,761	7,696,468
(Accumulated deficit) retained earnings	(1,090,060)	884,076
Statutory reserve	199,653	170,066
Accumulated other comprehensive income (loss)	96,709	(117,392)
Total TIAN RUIXIANG Holdings Ltd shareholders' equity	38,994,413	8,638,218
Non-controlling interest	489	495

Total Equity	38,994,902	8,638,713

Total Liabilities and Equity	$40,350,466	$10,060,473

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2021	2020	2019

REVENUES
Commissions	$2,675,611	$2,954,798	$2,002,217
Risk management services	115,006	294,546	—

Total Revenues	2,790,617	3,249,344	2,002,217

OPERATING EXPENSES
Selling and marketing	2,516,368	1,519,783	773,650
Selling and marketing - related parties	1,129	38,426	23,922
General and administrative - professional fees	1,011,053	94,363	123,512
General and administrative - compensation and related benefits	948,900	743,062	651,490
General and administrative - related parties	20,391	14,215	19,180
General and administrative - other	546,580	279,353	307,793

Total Operating Expenses	5,044,421	2,689,202	1,899,547

(LOSS) INCOME FROM OPERATIONS	(2,253,804)	560,142	102,670

OTHER INCOME (EXPENSE)
Interest income	315,070	88,948	275,168
Interest income - related party	—	102,074	—
Interest expense	(725)	—	(18,218)
Interest expense - related parties	—	—	(613)
Other income	19,411	8,991	54,988

Total Other Income, net	333,756	200,013	311,325

(LOSS) INCOME BEFORE INCOME TAXES	(1,920,048)	760,155	413,995

INCOME TAXES	24,529	126,055	238,208

NET (LOSS) INCOME	$(1,944,577)	$634,100	$175,787

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(28)	(3)	—

NET (LOSS) INCOME ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(1,944,549)	$634,103	$175,787

COMPREHENSIVE (LOSS) INCOME:
NET (LOSS) INCOME	(1,944,577)	634,100	175,787
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized foreign currency translation gain (loss)	214,123	420,719	(70,429)
COMPREHENSIVE (LOSS) INCOME	$(1,730,454)	$1,054,819	$105,358
LESS: COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(6)	21	(4)
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(1,730,448)	$1,054,798	$105,362

NET (LOSS) INCOME PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted *	$(0.23)	$0.13	$0.04

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted *	8,610,615	5,000,000	5,000,000

*The shares and per share amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended October 31, 2021, 2020 and 2019

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS' EQUITY
						Retained		Accumulated
	Ordinary Shares *				Additional	Earnings		Other
	Class A		Class B
	Number of		Number of		Paid-in	(Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Deficit)	Reserve	(Loss) Income	Interest	Equity

Balance, October 31, 2018	3,750,000	$3,750	1,250,000	$1,250	$7,691,468	$215,053	$29,199	$(467,662)	$478	$7,473,536

Appropriation to statutory reserve	—	—	—	—	—	(89,590)	89,590	—	—	—

Net income for the year	—	—	—	—	—	175,787	—	—	—	175,787

Foreign currency translation adjustment	—	—	—	—	—	—	—	(70,425)	(4)	(70,429)

Balance, October 31, 2019	3,750,000	3,750	1,250,000	1,250	7,691,468	301,250	118,789	(538,087)	474	7,578,894

Capital contribution from shareholders	—	—	—	—	5,000	—	—	—	—	5,000

Appropriation to statutory reserve	—	—	—	—	—	(51,277)	51,277	—	—	—

Net income (loss) for the year	—	—	—	—	—	634,103	—	—	(3)	634,100

Foreign currency translation adjustment	—	—	—	—	—	—	—	420,695	24	420,719

Balance, October 31, 2020	3,750,000	3,750	1,250,000	1,250	7,696,468	884,076	170,066	(117,392)	495	8,638,713

Sales of ordinary shares from the initial public offering, net of offering costs of $2,413,701	3,075,000	3,075	—	—	9,883,224	—	—	—	—	9,886,299

Sales of securities from the June 2021 public offering, net of offering costs of $2,362,156	3,275,000	3,275	—	—	22,197,069	—	—	—	—	22,200,344

Appropriation to statutory reserve	—	—	—	—	—	(29,587)	29,587	—	—	—

Net income (loss) for the year	—	—	—	—	—	(1,944,549)	—	—	(28)	(1,944,577)

Foreign currency translation adjustment	—	—	—	—	—	—	—	214,101	22	214,123

Balance, October 31, 2021	10,100,000	$10,100	1,250,000	$1,250	$39,776,761	$(1,090,060)	$199,653	$96,709	$489	38,994,902
*	The shares amounts are presented on a retroactive basis.

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2021	2020	2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,944,577)	$634,100	$175,787
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation expense and amortization of intangible assets	27,447	27,829	34,713
Amortization of right-of-use assets	227,661	199,709	—
Impairment loss	696	—	—
Changes in operating assets and liabilities:
Accounts receivable	969,374	(1,021,727)	91,432
Security deposit	(43,750)	2,837	(3,963)
Prepaid expenses and other current assets	(74,120)	(8,582)	(356,117)
Interest receivable	(113,014)	—	16,745
Due from related parties	—	—	447,778
Insurance premiums payable	—	—	(198,717)
Taxes payable	(78,932)	204,532	(56,272)
Accrued liabilities and other payables	(123,052)	108,765	40,826
Due to related parties	12,025	(6,970)	36,841
Operating lease liabilities - related party	(29,355)	(25,834)	—
Operating lease liabilities	(194,341)	(162,828)	—

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,363,938)	(48,169)	229,053

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,411)	(3,457)	(12,012)
Purchase of intangible asset	—	—	(183,115)
Investment in note receivable	(7,500,000)	—	—
Payments of notes receivable - related party	—	(17,158,967)	—
Proceeds received from repayments of notes receivable - related party	—	17,158,967	232,133

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(7,503,411)	(3,457)	37,006

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds received from note payable	75,581	—	—
Repayment of note payable	(75,581)	—	—
Repayments made for borrowings	—	—	(369,483)
Proceeds received from related parties' borrowings	1,893,932	1,987,256	—
Repayments made for related parties' borrowings	(2,272,145)	(2,099,420)	(8,400)
Proceeds received from initial public offering	12,300,000	—	—
Disbursements for initial public offering costs	(1,489,388)	—	—
Proceeds received from the June 2021 public offering	24,562,500	—	—
Disbursements for the June 2021 public offering costs	(2,352,418)	(371,081)	(493,899)
Capital contribution from shareholders	—	5,000	464

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	32,642,481	(478,245)	(871,318)

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	145,014	486,780	(55,593)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	23,920,146	(43,091)	(660,852)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of year	6,923,495	6,966,586	7,627,438

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of year	$30,843,641	$6,923,495	$6,966,586

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$725	$—	$33,675
Income taxes	$2,251	$—	$283,267

NON-CASH INVESTING AND FINANCING ACTIVITIES
Payments made by related parties on the Company’s behalf	$119,886	$141,449	$—

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of year	$6,137,689	$6,243,029	$6,712,880
Restricted cash at beginning of year	785,806	723,557	914,558
Total cash, cash equivalents and restricted cash at beginning of year	$6,923,495	$6,966,586	$7,627,438

Cash and cash equivalents at end of year	$30,024,372	$6,137,689	$6,243,029
Restricted cash at end of year	819,269	785,806	723,557
Total cash, cash equivalents and restricted cash at end of year	$30,843,641	$6,923,495	$6,966,586

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

TRX ZJ formed five subsidiaries in PRC at the following dates:

●	Needbao (Beijing) Network Technology Co., Ltd. (“NDB Technology”), incorporated on December 1, 2016 in Beijing and wholly-owned by TRX ZJ
●	Tianyi Duowen (Beijing) Network Technology Co., Ltd. (“TYDW Technology”), incorporated on December 12, 2016 in Beijing and wholly-owned by TRX ZJ
●	Horgos Hechentongguang Consulting Service Co., Ltd. (“HH Consulting”), incorporated on November 22, 2017 in Horgos Economic District, Xinjiang province and wholly-owned by TRX ZJ and dissolved on July 10, 2020
●	Hebei Hengbang Insurance Assessment Co., Ltd. (“Hengbang Insurance”), incorporated on October 27, 2015 in Shijiazhuang and owned 99.8% by TRX ZJ
●	Horgos Arxo Management Consulting Co., Ltd. (“AKS Consulting”), incorporated on June 28, 2021 in Horgos Economic District, Xinjiang province and wholly-owned by TRX ZJ

TYDW Technology, HH Consulting, Hengbang Insurance, and AKS Consulting had not generated any revenues since the dates of their incorporation or acquisition through October 31, 2021 or dissolution.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS (continued)

The following chart illustrates the Company’s corporate structure, including its subsidiaries, consolidated variable interest entity and the VIE’s subsidiaries as of October 31, 2021:

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

The purposes of the Equity Interest Pledge Agreement are to (1) guarantee the performance of TRX ZJ’s obligations under the Exclusive Business Cooperation and Service Agreement, (2) ensure that the TRX ZJ Shareholder does not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice WFOE’s interests without WFOE’s prior written consent, and (3) provide WFOE control over TRX ZJ. In the event TRX ZJ breaches its contractual obligations under the Exclusive Business Cooperation and Service Agreement, WFOE will be entitled to foreclose on the TRX ZJ Shareholder’ equity interests in TRX ZJ and may (1) exercise its option to purchase or designate third parties to purchase part or all of its equity interests in TRX ZJ and WFOE may terminate the VIE Agreements after acquisition of all equity interests in TRX ZJ or form a new VIE structure with the third parties designated by WFOE; or (2) dispose of the pledged equity interests and be paid in priority out of proceed from the disposal in which case the VIE structure will be terminated.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS (continued)

VIE Agreements with TRX ZJ (continued)

The accompanying consolidated financial statements reflect the activities of TRX and each of the following entities:

Name	Background	Ownership
Subsidiaries:
TRX HK	A Hong Kong company	100% owned by TRX
Incorporated on March 20, 2019
TRX BJ	A PRC limited liability company and a wholly foreign owned enterprise	100% owned by TRX HK
Incorporated on April 30, 2019
VIE:
TRX ZJ	A PRC limited liability company	VIE
Incorporated on January 18, 2010
Insurance products brokerage service and insurance related risk management service provider
VIE’s subsidiaries:
NDB Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 1, 2016
TYDW Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 12, 2016
HH Consulting	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on November 22, 2017 and dissolved on July 10, 2020
Hengbang Insurance	A PRC limited liability company	99.8% owned by TRX ZJ
Incorporated on October 27, 2015
AKS Consulting	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on June 28, 2021

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates (continued)

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the years ended October 31, 2021, 2020 and 2019 include the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets and the associated valuation allowances, and the determination of the fair value of the warrants.

Fair Value of Financial Instruments and Fair Value Measurements

The Company adopted the guidance of ASC 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

●	Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.
●	Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.
●	Level 3-Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying consolidated financial statements, primarily due to their short-term nature.

Cash and Cash Equivalents

At October 31, 2021 and 2020, the Company’s cash balances by geographic area were as follows:

Country:	October 31, 2021		October 31, 2020
China	$29,967,246	99.8%	$6,137,469	99.996%
United States	57,126	0.2%	220	0.004%
Total cash	$30,024,372	100.0%	$6,137,689	100.0%

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less when purchased and money market accounts to be cash equivalents. The Company had no cash equivalents at October 31, 2021 and 2020.

Restricted Cash

In its capacity as an insurance broker, occasionally, the Company collects premiums from certain insureds and remits the premiums to the appropriate insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity bank account until disbursed by the Company to the respective insurance carriers. The unremitted funds are held in a bank for a short period of time. In addition, the Company as an insurance broker is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Insurance Regulatory Commission (“CIRC”) rules and regulations. As of October 31, 2021 and 2020, restricted cash, amounted to $819,269 and $785,806, respectively.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk and Uncertainties

A portion of the Company’s cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $78,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At October 31, 2021, cash balances held in the PRC are RMB 197,205,116 (approximately $30,786,000), of which, RMB 194,799,555 (approximately $30,410,000) was not covered by such limited insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company maintains a portion of its cash in bank and financial institution deposits within U.S. that at times may exceed federally-insured limits of $250,000. The Company manages this credit risk by concentrating its cash balances in high quality financial institutions and by periodically evaluating the credit quality of the primary financial institutions holding such deposits. The Company has not experienced any losses in such bank accounts and believes it is not exposed to any significant risks on its cash in bank accounts. At October 31, 2021, the Company’s cash balances in United States bank accounts did not exceed the federally-insured limits.

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

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales which is to the customer whose ability to pay is dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to short-term payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Management believes that its accounts receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at October 31, 2021 and 2020.

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

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value (generally, the discounted cash flows) and its book value. The Company did not record any impairment charges for the years ended October 31, 2021, 2020 and 2019.

Insurance Premiums Payable

Insurance premiums payable represent premium payments that have been received from insureds on the insurance carriers’ behalf, but not yet been remitted to the insurance carriers as of the balance sheet dates. As of October 31, 2021 and 2020, insurance premiums payable amounted to $1,656 and $5,876, respectively, which have been included in accrued liabilities and other payables on the accompanying consolidated balance sheets.

Value Added Tax

TRX ZJ is subject to a VAT of 6% for providing insurance broker services and insurance related risk management services. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services provided. The Company reports revenue net of PRC’s VAT for all the years presented on the consolidated statements of operations and comprehensive (loss) income.

Warrants

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes revenue under Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer
●	Step 2: Identify the performance obligations in the contract
●	Step 3: Determine the transaction price
●	Step 4: Allocate the transaction price to the performance obligations in the contract
●	Step 5: Recognize revenue when the company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised goods or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” goods or service (or bundle of goods or services) if both of the following criteria are met:

●	The customer can benefit from the goods or service either on its own or together with other resources that are readily available to the customer (i.e., the goods or service is capable of being distinct).
●	The entity’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the goods or service is distinct within the context of the contract).

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

Types of revenue:

●	Insurance brokerage services fees under contracts with customers related to providing insurance brokerage services. The Company does not provide any insurance agent services.
●	Risk management services fees under risk management agreements to provide insurance related risk management services to its clients. The Company is paid for its services by its clients pursuant to the terms of the written risk management agreements. Each contract calls for a fixed payment.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Revenue recognition criteria:

●	For insurance brokerage services fees, the distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commissions prior to the receipt of the related premiums. Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commission to which we will be entitled in exchange for our insurance brokerage services. For this reason, we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.
●	The Company recognizes revenue by providing insurance related risk management services under written service contracts with its customers. Revenue related to its service offerings is recognized at a point in time when service is rendered.

No allowance for cancellation has been recognized for brokerage business as the Company estimates, based on its past experience that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellation of policies were 2.3%, 1.1% and 1.7% of the total commission revenue for the years ended October 31, 2021, 2020 and 2019, respectively.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company spent approximately 12, 12 and 15 hours in connection with the claim process services provided to the insureds for the years ended October 31, 2021, 2020 and 2019, respectively. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Disaggregation of Revenue

The following table sets forth the Company’s revenue based on services for the periods indicated:

	Years Ended October 31,
	2021	2020	2019
Insurance brokerage services	$2,675,611	$2,954,798	$2,002,217
Insurance related risk management services	115,006	294,546	—
Total revenues	$2,790,617	$3,249,344	$2,002,217

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefits

The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs are incurred. Employee benefit costs totaled $166,242, $104,750 and $123,369 for the years ended October 31, 2021, 2020 and 2019, respectively.

Selling and Marketing Expenses

All costs related to selling and marketing are expensed as incurred. For the years ended October 31, 2021, 2020 and 2019, selling and marketing costs amounted to $2,517,497, $1,558,209 and $797,572, respectively.

Advertising Costs

Advertising costs are expensed as incurred and included in the selling and marketing expenses. Advertising costs were $2,466,239, $1,117,918 and $525,528 for the years ended October 31, 2021, 2020 and 2019, respectively.

Deferred Offering Costs

Deferred offering costs consisted of legal, accounting and other costs incurred through the balance sheet date that were directly related to the Initial Public Offering and were charged to stockholders’ equity upon the completion of the Initial Public Offering. As of October 31, 2021 and 2020, deferred offering costs amounted to $0 and $895,567, respectively.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of October 31, 2021 and 2020, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of October 31, 2021, income tax returns for the tax years ended October 31, 2016 through October 31, 2020 remain open for statutory examination by PRC tax authorities. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense if any. There were no such interest and penalties as of October 31, 2021 and 2020.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the parent company, TRX, and TRX HK, is the U.S. dollar and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). For the subsidiaries whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive loss/income.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation (continued)

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

The consolidated balance sheet amounts, with the exception of equity, at October 31, 2021 and 2020 were translated at RMB 6.4057 to $1.00 and at RMB 6.6912 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended October 31, 2021, 2020 and 2019 were RMB 6.4831, RMB 6.9747 and RMB 6.8926 to $1.00, respectively.

Comprehensive (Loss) Income

Comprehensive (loss) income is comprised of net (loss) income and all changes to the statements of equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive (loss) income for the years ended October 31, 2021, 2020 and 2019 consisted of net (loss) income and unrealized gain (loss) from foreign currency translation adjustment.

Commitment and Contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. Liabilities for such contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Per Share Data

ASC Topic 260 “Earnings per Share,” requires presentation of both basic and diluted earnings per share (“EPS”) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue ordinary stock were exercised or converted into ordinary stock or resulted in the issuance of ordinary stock that then shared in the earnings of the entity.

Basic net (loss) income per ordinary share is computed by dividing net (loss) income available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the year ended October 31, 2021, potentially dilutive ordinary shares consist of ordinary shares issuable upon the exercise of ordinary stock warrants (using the treasury stock method). The Company did not have any ordinary stock equivalents and potentially dilutive ordinary stock outstanding during the years ended October 31, 2020 and 2019. Ordinary stock equivalents are not included in the calculation of diluted (loss) income per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Per Share Data (continued)

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Years Ended October 31,
	2021	2020	2019
Stock warrants	3,545,000	—	—
Potentially dilutive securities	3,545,000	—	—

Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of October 31, 2021, these two individuals aggregately owned 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. A public business entity that is a U.S. Securities and Exchange Commission filer should adopt the amendments in this ASU for its annual or any interim goodwill impairment test in fiscal years beginning after December 15, 2019. ASU 2017-4 had no impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). The objective of ASU 2018-13 is to improve the effectiveness of disclosures in the notes to the financial statements by removing, modifying, and adding certain fair value disclosure requirements to facilitate clear communication of the information required by generally accepted accounting principles. The amendments are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 with early adoption permitted upon issuance of this ASU. The adoption of ASU 2018-13 had no impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (“Topic 326”). The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The Company expects that the adoption will not have a material impact on its consolidated financial condition, results of operations and cash flows.

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

The following consolidated financial information of the VIE and its subsidiaries as a whole as of October 31, 2021 and 2020 and for the years ended October 31, 2021, 2020 and 2019 was included in the accompanying consolidated financial statements of the Company. Intercompany transactions between the VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of October 31,
	2021	2020
Cash and cash equivalents	$29,776,178	$6,137,444
Restricted cash	819,269	785,806
Accounts receivable	320,848	1,247,059
Other current assets	216,470	1,390,023
Right-of-use assets, operating lease	760,229	317,141
Other non-current assets	347,084	182,735
Total Assets	32,240,078	10,060,208

Taxes payable	493,196	548,630
Other current liabilities	582,187	738,633
Non-current liabilities	237,848	133,109
Total Liabilities	1,313,231	1,420,372

Net assets	$30,926,847	$8,639,836

	Years Ended October 31,
	2021	2020	2019
Revenues	$2,776,065	$3,249,344	$2,002,217
(Loss) income from operations	(1,232,723)	566,336	102,670
Net (loss) income	$(1,052,348)	$640,294	$175,787

NOTE 5 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At October 31, 2021 and 2020, prepaid expenses and other current assets consisted of the following:

	October 31, 2021	October 31, 2020
Prepaid professional fees (1)	$133,683	$457,123
Prepaid directors and officers' liability insurance premium	214,188	—
Recoverable VAT	67,105	—
Other	50,674	37,353
	$465,650	$494,476

(1)	Prepaid professional fees mainly relate to cash paid in advance for consulting and advisory service. These amounts are recognized as expense over the related service periods.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 – NOTE RECEIVABLE

The Company originated a note receivable to a third party in the principal amount of $7.5 million on January 29, 2021. This note has a maturity date of January 29, 2023. The note bears a fixed interest rate of 2.0% per annum.

As of October 31, 2021, the outstanding principal balance of the note was $7,500,000 and was recorded as “Note receivable” on the accompanying consolidated balance sheets. The interest income related to this note was $113,014 for the year ended October 31, 2021 and was included in “Interest income” on the consolidated statements of operations and comprehensive (loss) income. As of October 31, 2021, the outstanding interest balance related to the note was $113,014 and was included in “Interest receivable” on the accompanying consolidated balance sheets.

NOTE 7 – PROPERTY AND EQUIPMENT

At October 31, 2021 and 2020, property and equipment consisted of the following:

	Useful Life	October 31, 2021	October 31, 2020
Office equipment and furniture	3 – 5 Years	$58,965	$53,144
Less: accumulated depreciation		(47,700)	(38,047)
		$11,265	$15,097

For the years ended October 31, 2021, 2020 and 2019, depreciation expense amounted to $7,862, $9,625 and $8,677, respectively, which was included in operating expenses.

NOTE 8 – INTANGIBLE ASSETS

At October 31, 2021 and 2020, intangible assets consisted of the following:

	Useful Life	October 31, 2021	October 31, 2020
Software and platform	2 – 10 Years	$197,033	$188,626
Less: accumulated amortization		(49,495)	(28,407)
		$147,538	$160,219

For the years ended October 31, 2021, 2020 and 2019, amortization expense amounted to $19,585, $18,204 and $26,036, respectively, which was included in operating expenses.

Amortization of intangible assets attributable to future periods is as follows:

For the Year Ending October 31:	Amortization Amount
2022	$19,703
2023	19,703
2024	19,703
2025	19,703
2026	19,703
Thereafter	49,023
$147,538

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – OTHER NON-CURRENT ASSETS

At October 31, 2021 and 2020, other non- current assets consisted of the following:

	October 31, 2021	October 31, 2020
Prepaid professional fees (1)	$129,347	$—
Security deposit	58,934	7,419
	$188,281	$7,419

(1)	Prepaid professional fees mainly relate to cash paid in advance for consulting and advisory service. These amounts are recognized as expense over the related service periods.

NOTE 10 – NOTE PAYABLE

On February 10, 2021, the Company signed a note payable with a third party in the principal amount of RMB 490,000 (approximately $76,000). The term of this note was 365 days. The annual interest rate for this note was 2.0%. The principal and related interest were fully paid in August 2021.

During the year ended October 31, 2021, interest expense related to this note was $725, which was included in other income (expense) on the accompanying consolidated statements of operations and comprehensive (loss) income.

NOTE 11 – TAXES PAYABLE

At October 31, 2021 and 2020, taxes payable consisted of the following:

	October 31, 2021	October 31, 2020
Income taxes payable	$493,196	$459,714
VAT payable	—	86,715
Other	—	2,201
	$493,196	$548,630

NOTE 12 – ACCRUED LIABILITIES AND OTHER PAYABLES

At October 31, 2021 and 2020, accrued liabilities and other payables consisted of the following:

	October 31, 2021	October 31, 2020
Accrued professional service fees	$81,388	$155,356
Other	14,276	25,038
	$95,664	$180,394

NOTE 13 – RELATED PARTY TRANSACTIONS

Services Provided by Related Parties

From time to time, the Company’s related parties provide services to the Company. The Company recognized related party expenses of $1,129, $38,426 and $23,922 for the years ended October 31, 2021, 2020 and 2019, which have been included in selling and marketing – related parties, respectively, on the accompanying consolidated statements of operations and comprehensive (loss) income.

Office Space from Related Party

The Company leases office space from WDZG Consulting, which owns 100% of TRX ZJ. For the years ended October 31, 2021, 2020 and 2019, rent expense related to office leases from WDZG Consulting amounted approximately $20,000, $14,000 and $19,000, respectively, which have been included in general and administrative – related parties on the accompanying consolidated statements of operations and comprehensive (loss) income.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

Office Space from Related Party (continued)

As of October 31, 2021 and 2020, operating lease liabilities related to the related party office lease was $0 and $28,442, respectively, which have been included in operating lease liabilities – related party (current and noncurrent) on the accompanying consolidated balance sheets.

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

The Company did not make any loans to any related party in fiscal 2021 and 2019.

The interest income related to related party notes was $102,074 for the year ended October 31, 2020 which have been included in interest income – related party on the accompanying consolidated statements of operations and comprehensive (loss) income.

Borrowings from Related Parties and Interest Expense

In fiscal 2021, the Company borrowed $2,013,818 from related parties for working capital needs and repaid $2,272,145 to related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In fiscal 2020, the Company borrowed $2,128,705 from related parties for working capital needs and repaid $2,099,420 to related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In fiscal 2019, from time to time, the Company acquired loans from various related parties to fund its operations. These loans were due within one year and were unsecured and uncollateralized, and cannot be renewed upon maturities. The annual interest rates for these loans ranged from 6.5% to 10.0%. As of October 31, 2019, all of outstanding principal of related parties’ borrowings and related interest due were fully repaid.

For the years ended October 31, 2021, 2020 and 2019, interest expense related to related parties’ loans amounted to $0, $0 and $613, respectively, which have been included in interest expense – related parties in the accompanying consolidated statements of operations and comprehensive (loss) income.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

Due to Related Parties

At October 31, 2021 and 2020, due to related parties consisted of the following:

Name of related party	October 31, 2021	October 31, 2020
Beijing Ruibozhongying Technology Development Co., Ltd. (1)	$—	$238,642
WDZG Consulting	2,564	2,455
	$2,564	$241,097
(1)	An entity controlled by WDZG Consulting.

The balances of due to related parties represent expenses paid by these related parties on behalf of the Company. The related parties’ payables are short-term in nature, non-interest bearing, unsecured and repayable on demand.

NOTE 14 – INCOME TAXES

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

PRC

TRX BJ, TRX ZJ, NDB Technology, TYDW Technology, HH Consulting, Hengbang Insurance, and AKS Consulting are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. In the years ended October 31, 2021, 2020 and 2019, NDB Technology, TYDW Technology and Hengbang Insurance were each recognized as small low-profit enterprise and received preferential income tax rate. AKS Consulting was subject to a preferential income tax rate of 0% for a period of five years since generating revenues, as it was incorporated in the Horgos Economic District, Xinjiang province. HH Consulting is subject to a preferential income tax rate of 0% from June 2018 through dissolution.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – INCOME TAXES

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman statutory income tax rate to the Company’s pre-tax income as follows:

	For the Years Ended October 31,
	2021	2020	2019
(Loss) income before income tax expenses	$(1,920,048)	$760,155	$413,995
Cayman statutory income tax rate	0%	0%	0%
Income tax calculated at statutory rate	—	—	—
Increase in income tax expense resulting from:
Rate differences in various jurisdictions	24,529	126,055	238,208
Income tax expense / effective tax rate	$24,529	$126,055	$238,208

The Company’s approximate net deferred tax assets as of October 31, 2021 and 2020 were as follows:

Deferred tax assets:	October 31, 2021	October 31, 2020
Net operating loss carryforward	$64,139	$—
Accrued payroll liability	3,825	12,952
Valuation allowance	(64,139)	—
Net deferred tax assets	$3,825	$12,952

The Company provided a valuation allowance equal to the deferred income tax assets related to net operating loss carryforward for the year ended October 31, 2021 because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The potential tax benefit arising from the loss carryforward will begin to expire in 2026.

As of October 31, 2021 and 2020, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of October 31, 2021, income tax returns for the tax years ended October 31, 2016 through October 31, 2020 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of October 31, 2021 and 2020. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of other expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $16,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – INCOME TAXES

Accounting for Uncertainty in Income Taxes (continued)

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of October 31, 2021 and 2020.

NOTE 15 – EQUITY

The equity structure was presented after giving retroactive effect to the reorganization of the Company that was completed in the fiscal year 2019. Immediately before and after the reorganization, the shareholders of TRX ZJ controlled TRX. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control.

Ordinary Shares

The Company’s outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class B ordinary share shall entitle the holder thereof to eighteen (18) votes on all matters subject to vote at general meetings of the Company, and each Class A ordinary share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B ordinary share delivering a written notice to the Company that such holder elects to convert a specified number of Class B ordinary shares into Class A ordinary shares. In no event shall Class A ordinary shares be convertible into Class B ordinary shares.

2021 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on December 3, 2021 and reserved 5,000,000 Class A ordinary shares for issuance thereunder. In January 2022, the Company issued 1,551,000 shares of its Class A ordinary stock pursuant to the 2021 performance incentive plan, of which, 1,400,000 shares were issued to its officers and directors.

Shareholders’ Contribution

During the year ended October 31, 2020, the Company’s shareholders contributed $5,000 to the Company for working capital needs and the Company recorded an increase in additional paid-in capital.

Class A Ordinary Shares Sold for Cash from the Initial Public Offering and Underwriter’s Warrants

On January 29, 2021, the Company closed its initial public offering (“IPO”) of 3,000,000 Class A ordinary shares, par value $0.001 per ordinary share, at a public offering price of $4 per share. On February 2, 2021, the representative of the underwriters in the IPO, exercised its option to purchase an additional 75,000 Class A ordinary shares at a price of $4.00 per share. The closing for the sale of the over-allotment shares took place on February 4, 2021.

The net proceeds of the Company's IPO, including the proceeds from the sale of the over-allotment shares, totaled $9,886,299, net of cash fees of $2,413,701.

In connection with the IPO, on January 29, 2021, the Company issued 270,000 stock warrants at a fixed exercise price of $5.00 per share to its underwriter for the transaction. These warrants were not exercisable prior to July 29, 2021 and expire on January 29, 2024. The fair value of warrants granted to the underwriters were estimated at the date of grant using the Black-Scholes warrant-pricing model with the following assumptions: stock price of $12.69, volatility of 55.91%, risk-free rate of 0.19%, annual dividend yield of 0% and expected life of 3.00 years. The underwriter’s warrants were classified as equity.  The fair value of these warrants was $2,254,920, which was debited to the account of additional paid-in capital - underwriter cost account and was fully offset by the corresponding credit to the additional paid-in capital - underwriter cost account, resulting in no change in net equity of the balance sheet.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – EQUITY (continued)

Units Sold for Cash from the June 2021 Public Offering

In June 2021, the Company entered into Securities Purchase Agreement with several third-party institutional investors for the purchase of 3,275,000 units in a registered direct offering, for gross proceeds of $24,562,500 before placement agent fees and other offering expenses payable by the Company. Each unit was sold at a public offering price of $7.50 and consists of one share of Class A ordinary stock and a warrant to purchase one share of Class A ordinary stock. The Company received net cash proceeds of $22,200,344, net of cash paid for placement agent fees and other offering expenses of $2,362,156.

The warrants are exercisable immediately as of the date of issuance (the “Initial Exercise Date”), at an exercise price of $8.00 per share, subject to adjustment as provided in the warrants, and expire on the fifth (5th) anniversary of the Initial Exercise Date. The warrants include anti-dilution rights, which provide that if at any time the warrants are outstanding, the Company issues or is deemed to have issued any ordinary stock or ordinary stock equivalents for consideration less than the then current exercise price of the warrants, the exercise price of such warrants is automatically reduced to the lowest price per share of consideration provided or deemed to have been provided for such securities (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions).

The fair value of the warrants was $14,819,266 and was based on the Black-Scholes pricing model. Input assumptions used were as follows: stock price per share of $6.31 – $7.50, a risk-free interest rate of 0.73% - 0.90%; expected volatility of 81.45% - 83.06%; expected life of 5 years; and expected dividend yield of 0%. $9,479,610 of the total gross proceeds was allocated to the warrants based on the relative fair value allocation method, which has been reflected in shareholders’ equity. The warrants were classified in shareholders’ equity as the number of shares were fixed and determinable, and no other provisions precluded equity treatment. $15,082,890 of the total gross proceeds was allocated as the value of ordinary shares.

The direct costs related to the issuance of the ordinary shares and warrants were $2,362,156. These direct costs were recorded as an offset against gross proceeds with $911,647 being recorded in additional paid-in capital and $1,450,509 being recorded in ordinary shares on a relative fair value basis.

Warrants

There was no stock warrant activity during the years ended October 31, 2020 and 2019. Stock warrants activities during the year ended October 31, 2021 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at October 31, 2020	—	$—
Granted	3,545,000	7.77
Exercised	—	—
Outstanding at October 31, 2021	3,545,000	$7.77
Warrants exercisable at October 31, 2021	3,545,000	$7.77

The stock warrants outstanding and stock warrants exercisable at October 31, 2021 had no intrinsic value.

The following table summarizes the shares of the Company’s ordinary stock issuable upon exercise of warrants outstanding at October 31, 2021:

Warrants Outstanding			Warrants Exercisable
Exercise	Number Outstanding	Weighted Average Remaining	Number Exercisable at	Exercise
Price	at October 31, 2021	Contractual Life (Years)	October 31, 2021	Price
$5.00	270,000	2.25	270,000	$5.00
8.00	3,275,000	4.61	3,275,000	8.00
$7.77	3,545,000	4.43	3,545,000	$7.77

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - STATUTORY RESERVE AND RESTRICTED NET ASSETS

The Company’s PRC subsidiary, VIE and VIE’s subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

Relevant PRC laws and regulations restrict the Company’s PRC subsidiary, VIE and VIE’s subsidiaries from transferring a portion of their net assets, equivalent to their statutory reserves and their share capital, to the Company’s shareholders in the form of loans, advances or cash dividends. Only PRC entities’ accumulated profits may be distributed as dividends to the Company’s shareholders without the consent of a third party.

For the years ended October 31 2021, 2020 and 2019, statutory reserve activities were as follows:

	TRX ZJ	NDB Technology	TYDW Technology	Total
Balance – October 31, 2018	$29,199	$—	$—	$29,199
Addition to statutory reserve	66,026	—	23,564	89,590
Balance – October 31, 2019	95,225	—	23,564	118,789
Addition to statutory reserve	30,979	2,680	17,618	51,277
Balance – October 31, 2020	126,204	2,680	41,182	170,066
Addition to statutory reserve	—	—	29,587	29,587
Balance – October 31, 2021	$126,204	$2,680	$70,769	$199,653

As of October 31, 2021 and 2020, the restricted amounts as determined pursuant to PRC statutory laws totaled $199,653 and $170,066, respectively, and total restricted net assets amounted to $6,656,576 and $7,867,009, respectively.

NOTE 17 – NON-CONTROLLING INTEREST

As of October 31, 2021, two third party individuals owned 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The following was a summary of non-controlling interest activities in the years ended October 31, 2021, 2020 and 2019.

Amount
Non-controlling interest at October 31, 2018	$478
Net income attributable to non-controlling interest	—
Foreign currency translation adjustment attributable to non-controlling interest	(4)
Non-controlling interest at October 31, 2019	474
Net loss attributable to non-controlling interest	(3)
Foreign currency translation adjustment attributable to non-controlling interest	24
Non-controlling interest at October 31, 2020	495
Net loss attributable to non-controlling interest	(28)
Foreign currency translation adjustment attributable to non-controlling interest	22
Non-controlling interest at October 31, 2021	$489

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – COMMITMENTS AND CONTINCENGIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Leases Commitment

The Company is a party to leases for office space. Rent expense under all operating leases, included in operating expenses in the accompanying consolidated statements of operations and comprehensive (loss) income, amounted to approximately $242,000, $186,000 and $190,000 for the years ended October 31, 2021, 2020 and 2019, respectively.

Supplemental cash flow information related to leases for the years ended October 31, 2021, 2020 and 2019 is as follows:

	Years Ended October 31,
	2021	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating lease	$293,078	$141,445	$76,971
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$544,515	$378,719	$192,723

The following table summarizes the lease term and discount rate for the Company’s operating lease as of October 31, 2021:

Operating Lease
Weighted average remaining lease term (in years)	1.73
Weighted average discount rate	4.75%

The following table summarizes the maturity of lease liabilities under operating lease as of October 31, 2021:

For the Year Ending October 31:	Operating Lease
2022	$445,882
2023	220,094
2024	23,013
Thereafter	—
Total lease payments	688,989
Amount of lease payments representing interest	(28,017)
Total present value of operating lease liabilities	$660,972

Current portion	$423,124
Long-term portion	237,848
Total	$660,972

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – COMMITMENTS AND CONTINCENGIES (continued)

Variable Interest Entity Structure (continued)

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

NOTE 19 – CONCENTRATIONS

Concentrations of Credit Risk

Balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $78,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At October 31, 2021 and 2020, cash, cash equivalents and restricted cash balances held in the PRC are $30,785,880 and $6,680,162, of which, $30,410,346 and $6,593,426 were not covered by such limited insurance, respectively. The Company has not experienced any losses in accounts held in PRC’s financial institutions and believes it is not exposed to any risks on its cash, cash equivalents and restricted cash held in the PRC’s financial institutions.

Insurance Carriers

The following table sets forth information as to each insurance carrier that accounted for 10% or more of the Company’s revenue for the years ended October 31, 2021, 2020 and 2019.

	For the Years Ended October 31,
Carrier	2021	2020	2019
A	15%	*	*
B	15%	*	*
C	13%	17%	*
D	10%	16%	12%
E	*	11%	24%
F	*	*	22%
G	*	*	19%

*Less than 10%

Two insurance carriers, whose outstanding receivable accounted for 10% or more of the Company’s total outstanding accounts receivable at October 31, 2021, accounted for 79.1% of the Company's total outstanding accounts receivable at October 31, 2021.

Two insurance carriers, whose outstanding receivable accounted for 10% or more of the Company's total outstanding accounts receivable at October 31, 2020, accounted for 57.3% of the Company’s total outstanding accounts receivable at October 31, 2020.

Suppliers

No supplier accounted for 10% or more of the Company’s purchase during the years ended October 31, 2021, 2020 and 2019.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, the condensed financial information of the parent company shall be filed when the restricted net assets of consolidated subsidiary exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of this test, restricted net assets of consolidated subsidiary, VIE and VIE’s subsidiaries shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiary (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiary in the form of loans, advances or cash dividends without the consent of a third party.

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with such requirement and concluded that it was not applicable to the Company as the restricted net assets of the Company’s PRC subsidiary, VIE and VIE’s subsidiaries did not exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company have not been required.

NOTE 21 – SUBSEQUENT EVENTS

2021 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on December 3, 2021 and reserved 5,000,000 Class A ordinary shares for issuance thereunder. In January 2022, the Company issued 1,551,000 shares of its Class A ordinary stock pursuant to the 2021 performance incentive plan, of which, 1,400,000 shares were issued to its officers and directors.

Short-term Investments

For the period from November 2021 through January 2022, the Company purchased wealth management financial products from a third party company in the amount of RMB 191,954,070 (approximately $30 million) with annual interest rate of 2%, which can be redeemed anytime at the Company’s discretion. The third party company invests the Company’s funds in certain financial instruments including money market funds, bonds or mutual funds to generate investment income.

Other

The Company formed Yunnan branch in November 2021.