Form 20-F/A
period 2021-10-31
TIAN RUIXIANG HOLDINGS LTD
filed 2022-03-08
CIK 1782941

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

Zhe Wang, Chief Executive Officer Room 1106, 10 / F, No. 19, North East Third Ring Road, Chaoyang District, Beijing, People's Republic of China (010) 87529554
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

TIAN RUIXIANG Holdings Ltd (the “Company”) is filing this amendment (“Amendment”) to its Annual Report on Form 20-F for the fiscal year ended October 31, 2021 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on March 7, 2022, to submit an exhibit to the Form 20-F.

Except as set forth above, this Amendment does not modify or update any of the disclosures in the Form 20-F. This Amendment is as of the time of filing of the Form 20-F and does not reflect events that may have occurred subsequent to such filing.

Item 19. EXHIBITS

Exhibit Number	Description
15.1*	Consent of RBSM LLP
Exhibit 104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

* Filed with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TIAN RUIXIANG Holdings Ltd

By:	/s/ Zhe Wang
Name:	Zhe Wang
Title:	Chairman, Chief Executive Officer, and Director
Date	March 8, 2022