Form 20-F
period 2022-10-31
TIAN RUIXIANG HOLDINGS LTD
filed 2023-03-15
CIK 1782941

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2022

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

Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, The People’s Republic of China (010) 87529554
(Address of Principal Executive Offices)

Zhe Wang, Chief Executive Officer (010) 87529554 wangzhe@tianrx.com Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, The People’s Republic of China
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

2,527,200 Class A Ordinary Shares, par value $0.005 per share, and 250,000 Class B Ordinary Shares, par value $0.005 per share, as of October 31, 2022.

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

Unless otherwise stated, as used in this annual report, the terms “we,” “us,” “our,” “TRX,” “our Company,” and the “Company” refer to TIAN RUIXIANG Holdings Ltd, an exempted company limited by shares incorporated under the laws of the Cayman Islands; “TRX HK” refers to TRX HONGKONG INVESTMENT LIMITED, a Hong Kong corporation and wholly owned subsidiary of TRX; “TRX BJ” or “WFOE” refers to Beijing Tianruixiang Management Consulting Co., Ltd., a limited liability company organized under PRC laws and regulations, which company is wholly owned by TRX HK; and “TRX ZJ” or the “VIE” refers to Zhejiang Tianruixiang Insurance Broker Co. LTD., a limited liability company organized under the laws of the PRC.

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through the VIE and its subsidiaries in the PRC. For accounting purposes, we control and receive the economic benefits of the business operations of the VIE and its subsidiaries through certain contractual arrangements (the “VIE Agreements”), which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”).  For a description of the VIE Agreements, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure— VIE Agreements Between WFOE and TRX ZJ.” However, the VIE Agreements have not been tested in a court of law in China as of the date of this annual report. Investors of our Ordinary Shares, thus, do not own any equity interest in the VIE, but instead equity interest in a Cayman Islands holding company. The VIE structure involves unique risks to investors.  For details, see “Item 3. KEY INFORMATION—D. Risk Factors – Risks Related to Our Corporate Structure.”

Unless expressly indicated herein to the contrary, all references to share amounts in this annual report give retroactive effect to share consolidations, the last of which was effected on November 16, 2022.

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“Affiliated Entities” are to our subsidiaries and TRX ZJ and its subsidiaries and branch offices;
●	“AKS Consulting” are to Horgos Arxo Management Consulting Co., Ltd, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC, which was dissolved on October 8, 2022;
●	“China” or the “PRC” are to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value US$0.005 per share;
●	“Class B Ordinary Shares” are to our Class B ordinary shares, par value US$0.005 per share;
●	“Hengbang Insurance” are to Hebei Hengbang Insurance Co. LTD, a limited liability company organized under the laws of the PRC and 99.80% of its equity interest is owned by TRX ZJ;
●	“HH Consulting” are to Huoerguosi Hechentonguang Consulting Service Co. LTD., a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC, which was dissolved in July 2020;
●	“NDB Technology” are to Need Bao (Beijing) network technology co. LTD, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC;
●	“shares”, “Shares” or “Ordinary Shares” are to our Class A Ordinary Shares and Class B Ordinary Shares, collectively;
●	“TRX” are to TIAN RUIXIANG Holdings Ltd, an exempted company incorporated under the laws of the Cayman Islands;
●	“TRX BJ” or “WFOE” are to Beijing Tianruixiang Management Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by TRX HK;
●	“TRX HK” are to the Company’s wholly owned subsidiary, TRX HONGKONG INVESTMENT LIMITED, a Hong Kong corporation;
●	“TRX SX Branch”, “TRX SD Branch”, “TRX HN Branch”, “TRX BJ Branch”, “TRX Shanxi Branch”, “TRX CQ Branch”, “TRX AH Branch”, or “TRX HB Branch” are to TRX ZJ’s respective branch offices in the PRC;
●	“TRX ZJ” are to Zhejiang Tianruixiang Insurance Broker Co. LTD., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and TRX ZJ;
●	“TYDW Technology” are to Tianyi Duowen (Beijing) Network Technology Co. LTD, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC;
●	“VIE” are to variable interest entity;
●	“WDZG Consulting” are to Beijing Wandezhonggui Management Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, the sole shareholder of TRX ZJ; and

●	“we”, “us”, “TRX”, the “Company” or the “Group” are to TIAN RUIXIANG Holdings Ltd, an exempted company limited by shares incorporated under the laws of the Cayman Islands.

Our business is conducted by TRX ZJ, the VIE entity in the PRC, and its subsidiaries and branch offices, using Renminbi, or RMB, the currency of China. Our consolidated financial statements are presented in United States dollars. In this annual report, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets, including accounts receivable.

2

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	future financial and operating results, including revenue, income, expenditures, cash balances and other financial items;
●	our ability to execute our growth, and expansion, including our ability to meet our goals;
●	current and future economic and political conditions;
●	our ability to compete in an industry with low barriers to entry;
●	the future growth of the Chinese insurance industry as a whole and the professional insurance intermediary sector in particular;
●	our ability to continue to operate through the VIE structure;
●	our capital requirements and our ability to raise any additional financing which we may require;
●	the impact of the COVID-19 pandemic on our business and financial results;
●	our ability to attract clients and further enhance our brand recognition;
●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;
●	trends and competition in the Chinese insurance industry; and
●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

We are a holding company incorporated in the Cayman Islands with no material operations of our own. We are not a Chinese operating  company. Investors of our Class A Ordinary Shares will not own any equity interests in the VIE, but instead own shares of a Cayman Islands holding company. Unless otherwise stated, as used in this annual report and in the context of describing our operations and consolidated financial information, “we,” “us,” “Company,” “TRX”, or “our,” refers to TIAN RUIXIANG Holdings Ltd, a Cayman Islands holding company, and “VIE” refers to the variable interest entity (“VIE”), Zhejiang Tianruixiang Insurance Broker Co. LTD., or TRX ZJ. Our operations are conducted in China by the VIE and its subsidiaries. We do not have any equity ownership of the VIE; instead, we control and receive the economic benefits of the VIE’s business operations through contractual arrangements, or “VIE Agreements” entered into among WFOE, TRX ZJ and TRX ZJ’s sole shareholder. The VIE Agreements are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in Chinese operating companies.

Under United States generally accepted accounting principles (“U.S. GAAP”), the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE, for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIE and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Class A Ordinary Shares may depreciate significantly or become worthless. For a description of our corporate structure and VIE contractual arrangements, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure— VIE Agreements Between WFOE and TRX ZJ .” See also “Item 3. KEY INFORMATION—D. Risk Factors— Risks Related to Our Corporate Structure.”

We are also subject to legal and operational risks associated with being based in and having the majority of the Company’s operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and guidelines to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective), which requires cyberspace operators with personal information of more than one million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review.

As of the date of this annual report, these new laws and guidelines have not impacted the Company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange; however, there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact our business and financial outlook. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in China” and “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Class A Ordinary Shares and The Trading Market.”

Furthermore, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act and related regulations, if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which were subject to these determinations. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law, which reduces the number of consecutive non- inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our auditor, RBSM LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is a PCAOB-registered public accounting firm headquartered in Manhattan, New York. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis, with the last inspection in July 2021. As such, as of the date of this annual report, our auditor is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in China—The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Cash is transferred among our Company, our subsidiaries, and the VIE, in the following manners: (i) funds are transferred to our WFOE from our Company as needed through TRX HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by the VIE to WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by WFOE, to our Company through TRX HK; and (iv) WFOE and the VIE lend to and borrow from each other from time to time for business operation purposes.  As of the date of this annual report, cash transfers and transfers of other assets between TRX, its subsidiaries, and the VIE, were as follows: During the fiscal year ended October 31, 2021, TRX transferred cash of approximately $12,340,000 to TRX HK, $12,492,000 to the VIE, and $7,635,000 to the VIE’s subsidiary. There was no cash or other assets transfer between TRX, its subsidiaries, and the VIE during the years ended October 31, 2022 and 2020. As of the date of this annual report, the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements, nor does it have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, TRX HK. TRX HK will rely on payments made from the VIE to our PRC subsidiary, WFOE, pursuant to the VIE Agreements, and the distribution of such payments to TRX HK. There are no laws or regulations that restrict us from providing funding to or receiving dividends from our Hong Kong subsidiary, except for the transfer of funds involving money laundering and criminal activities. To the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Corporate Structure” The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments and the PRC operating entities. Each subsidiary, department, or PRC operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

Current PRC regulations permit WFOE to pay dividends to TRX HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Cash dividends, if any, on our Class A Ordinary Shares would be paid in U.S. dollars. The PRC government also imposes control on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. Furthermore, if our PRC entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. Due to the above restrictions, if we are unable to receive payments from our PRC operating entities, we will not be able to pay dividends to our investors, should we desire to do so in the future. For further details, see “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in China—Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment”, and “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans or additional capital contributions to our PRC subsidiary and VIE, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” In contrast, there is presently no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, our Hong Kong subsidiary is able to transfer cash without any limitation to our Cayman Islands holding company under normal circumstances. Cash proceeds raised from overseas financing activities, including the cash proceeds from our public offerings, may be transferred by us through TRX HK to WFOE via capital contribution and loans subject to applicable regulatory approvals, as the case may be. WFOE then may transfer funds to the VIE to meet the capital needs of its business operations.

Permissions Required from PRC Authorities

As advised by our PRC counsel, Beijing Jingsh Law Firm Liaocheng Office “Jingsh Liaocheng”, as of the date of this annual report, we, our subsidiaries, and the VIE and its subsidiaries, (i) are not covered by additional permissions or approval requirements from any governmental agency that is required to approve the PRC operating entities’ operations, (ii) have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (iii) no such permission or approval has been denied. However, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements may cause the VIE or its subsidiaries to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of insurance industry and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

As advised by our PRC counsel, as of the date of this annual report, our Company, our subsidiaries, and the VIE, (i) are not required to obtain additional permissions or approvals to operate their current business, (ii) are not required to obtain permission from the CSRC, the CAC, or any other Chinese authorities to issue our securities to foreign investors based on PRC laws and regulations currently in effect, and (iii) have not received or were denied such permission by any Chinese authorities. However, we cannot assure you that the PRC regulatory agencies, including the CAC or the CSRC, would take the same view as we do, and there is no assurance that the VIE and its subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of their present or future business. If the VIE or any of its subsidiaries (i) does not receive or maintain required permissions or approvals, (ii) inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and the VIE or any of its subsidiaries is required to obtain such permissions or approvals in the future, it could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.  See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in China— The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.”

Selected Condensed Consolidating Financial Schedule of TRX and Its Subsidiaries and VIE

The following tables present selected condensed consolidating balance sheets as of October 31, 2022, 2021 and 2020, and selected condensed consolidating statements of operations and comprehensive (loss) income and selected condensed consolidating statements of cash flows for the fiscal years ended October 31, 2022, 2021 and 2020, of TIAN RUIXIANG Holdings Ltd, its subsidiaries, the VIE and VIE’s subsidiaries, which have been derived from our audited financial statements for those periods.

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of October 31, 2022
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Cash and cash equivalents	$—	$591	$552	$1,365	$—	$2,508
Restricted cash	$—	$—	$—	$692,734	$—	$692,734
Short-term investments	$—	$—	$—	$26,179,662	$—	$26,179,662
Note receivable	$—	$7,500,000	$—	$—	$—	$7,500,000
Consulting fee receivable due from VIE and VIE's subsidiaries	$—	$—	$(1,183,163)	$—	$1,183,163	$—
Total current assets	$—	$7,762,783	$(1,167,350)	$27,095,289	$1,167,902	$34,858,624
Investments in a subsidiary	$34,031,304	$6,181,567	$—	$—	$(40,212,871)	$—
Accumulated benefits through VIE and VIE's subsidiaries	$—	$—	$—	$—	$—	$—
Total non-current assets	$34,031,304	$6,181,567	$—	$172,204	$(40,212,871)	$172,204
Total assets	$34,031,304	$13,944,350	$(1,167,350)	$27,267,493	$(39,044,969)	$35,030,828
Consulting fee payable due to WFOE	$—	$—	$—	$(1,183,163)	$1,183,163	$—
Total liabilities	$549,282	$7,498,621	$454,110	$(180,682)	$(6,772,525)	$1,548,806
Total equity	$33,482,022	$6,445,729	$(1,621,460)	$27,448,175	$(32,272,444)	$33,482,022
Total liabilities and equity	$34,031,304	$13,944,350	$(1,167,350)	$27,267,493	$(39,044,969)	$35,030,828

	As of October 31, 2021
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Cash and cash equivalents	$57,126	$635	$190,433	$29,776,178	$—	$30,024,372
Restricted cash	$—	$—	$—	$819,269	$—	$819,269
Consulting fee receivable due from VIE and VIE's subsidiaries	$—	$—	$(480,207)	$—	$480,207	$—
Total current assets	$279,814	$635	$(263,282)	$31,132,765	$480,207	$31,630,139
Investments in a subsidiary	$38,757,421	$6,916,878	$—	$—	$(45,674,299)	$—
Accumulated benefits through VIE and VIE's subsidiaries	$—	$—	$—	$—	$—	$—
Total non-current assets	$38,757,421	$14,529,892	$—	$1,107,313	$(45,674,299)	$8,720,327
Total assets	$39,037,235	$14,530,527	$(263,282)	$32,240,078	$(45,194,092)	$40,350,466
Consulting fee payable due to WFOE	$—	$—	$—	$(480,207)	$480,207	$—
Total liabilities	$42,333	$7,486,317	$622,867	$833,024	$(7,628,977)	$1,355,564
Total equity	$38,994,902	$7,044,210	$(886,149)	$31,407,054	$(37,565,115)	$38,994,902
Total liabilities and equity	$39,037,235	$14,530,527	$(263,282)	$32,240,078	$(45,194,092)	$40,350,466

	As of October 31, 2020
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Cash and cash equivalents	$220	$—	$25	$6,137,444	$—	$6,137,689
Restricted cash	$—	$—	$—	$785,806	$—	$785,806
Consulting fee receivable due from VIE and VIE's subsidiaries	$—	$—	$572,141	$—	$(572,141)	$—
Total current assets	$240	$—	$572,166	$9,560,332	$(572,141)	$9,560,597
Investments in a subsidiary	$8,638,773	$8,219,140	$—	$—	$(16,857,913)	$—
Accumulated benefits through VIE and VIE's subsidiaries	$—	$—	$—	$—	$—	$—
Total non-current assets	$8,638,773	$8,219,140	$—	$499,876	$(16,857,913)	$499,876
Total assets	$8,639,013	$8,219,140	$572,166	$10,060,208	$(17,430,054)	$10,060,473
Consulting fee payable due to WFOE	$—	$—	$—	$572,141	$(572,141)	$—
Total liabilities	$300	$1,088	$73	$1,992,513	$(572,214)	$1,421,760
Total equity	$8,638,713	$8,218,052	$572,093	$8,067,695	$(16,857,840)	$8,638,713
Total liabilities and equity	$8,639,013	$8,219,140	$572,166	$10,060,208	$(17,430,054)	$10,060,473

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended October 31, 2022
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Revenues	$—	$—	$—	$1,351,909	$—	$1,351,909
Loss from operations	$(4,027,306)	$(22)	$(90,824)	$(950,762)	$—	$(5,068,914)
Consulting fee loss from VIE and VIE's subsidiaries	$—	$—	$(702,956)	$—	$702,956	$—
Loss for equity method investment	$(656,883)	$(793,713)	$—	$—	$1,450,596	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(702,956)	$702,956	$—
Net loss	$(4,684,189)	$(656,883)	$(793,713)	$—	$1,450,596	$(4,684,189)
Comprehensive loss	$(4,684,189)	$(656,883)	$(735,311)	$(4,478,836)	$2,153,552	$(8,401,667)

	For the Year Ended October 31, 2021
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Revenues	$—	$—	$14,552	$2,776,065	$—	$2,790,617
Loss from operations	$(775,119)	$(364)	$(245,598)	$(1,232,723)	$—	$(2,253,804)
Consulting fee loss from VIE and VIE's subsidiaries	$—	$—	$(1,052,348)	$—	$1,052,348	$—
Loss for equity method investment	$(1,169,458)	$(1,297,878)	$—	$—	$2,467,336	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(1,052,348)	$1,052,348	$—
Net loss	$(1,944,577)	$(1,169,458)	$(1,297,878)	$—	$2,467,336	$(1,944,577)
Comprehensive loss	$(1,944,577)	$(1,169,458)	$(1,302,262)	$(833,841)	$3,519,684	$(1,730,454)

	For the Year Ended October 31, 2020
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Revenues	$—	$—	$—	$3,249,344	$—	$3,249,344
(Loss) income from operations	$(5,060)	$(1,088)	$(46)	$566,336	$—	$560,142
Consulting fee income from VIE and VIE's subsidiaries	$—	$—	$640,294	$—	$(640,294)	$—
Income for equity method investment	$639,160	$640,248	$—	$—	$(1,279,408)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$640,294	$(640,294)	$—
Net income	$634,100	$639,160	$640,248	$—	$(1,279,408)	$634,100
Comprehensive income	$634,100	$639,160	$640,246	$1,061,015	$(1,919,702)	$1,054,819

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended October 31, 2022
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Net cash (used in) provided by operating activities	$(408,882)	$(44)	$(81,952)	$292,118	$—	$(198,760)
Net cash used in investing activities	$—	$—	$(101,800)	$(28,897,466)	$101,800	$(28,897,466)
Net cash provided by financing activities	$351,756	$—	$—	$—	$(351,756)	$—

	For the Year Ended October 31, 2021
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Net cash (used in) provided by operating activities	$(955,774)	$14,318	$(271,706)	$(150,776)	$—	$(1,363,938)
Net cash used in investing activities	$(32,314,003)	$(7,500,000)	$—	$(3,411)	$32,314,003	$(7,503,411)
Net cash provided by (used in) financing activities	$33,326,683	$(13,683)	$459,839	$(1,130,358)	$—	$32,642,481

	For the Year Ended October 31, 2020
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Net cash (used in) provided by operating activities	$(4,760)	$—	$24	$(43,433)	$—	$(48,169)
Net cash used in investing activities	$—	$—	$—	$(3,457)	$—	$(3,457)
Net cash provided by (used in) financing activities	$4,980	$—	$—	$(483,225)	$—	$(478,245)

ROLL-FORWARD OF INVESTMENTS IN SUBSIDIARIES

Balance as of October 31, 2019	$7,578,894
Share of subsidiaries, VIE and VIE's subsidiaries' comprehensive income	1,059,879
Balance as of October 31, 2020	$8,638,773
Additional investment in subsidiaries	31,073,983
Share of subsidiaries, VIE and VIE's subsidiaries' comprehensive loss	(955,335)
Balance as of October 31, 2021	$38,757,421
Decrease in investment in subsidiaries	(351,756)
Share of subsidiaries, VIE and VIE's subsidiaries' comprehensive loss	(4,374,361)
Balance as of October 31, 2022	$34,031,304

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

Risks Related to Our Business and Our Industry

Risks and uncertainties related to our business and our industry include, but are not limited to, the following:

●	Our limited operating history and our limited experience in distributing insurance products, may not provide an adequate basis to judge our future prospects and results of operations.
●	We are subject to all the risks and uncertainties in an industry which is still in development in China.
●	Because the commission revenue we earn on the sale of insurance products is based on premiums and commissions and fee rates set by insurance companies, any decrease in these premiums, commission or fee rates may have an adverse effect on our results of operation.
●	Competition in our industry is intense and, if we are unable to compete effectively, we may lose customers and our financial results may be negatively affected.
●	If our contracts with insurance companies are terminated or changed, our business and operating results could be adversely affected.
●	If our largest insurance company partners terminate or change the material terms of their contracts with us, it would be difficult for us to replace the lost commissions, which could adversely affect our business and operating results.

●	We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.
●	The investment in our online platform has not been successful, and our growth, business prospects and results of operations may be materially and adversely affected.
●	Because our industry is highly regulated, any material changes in the regulatory environment could change the competitive landscape of our industry or require us to change the way we do business. The administration, interpretation and enforcement of the laws and regulations currently applicable to us could change rapidly. If we fail to comply with applicable laws and regulations, we may be subject to civil and criminal penalties or lose the ability to conduct business with our clients, which could materially and adversely affect our business and results of operations.

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

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Because we conduct our brokerage business through TRX ZJ, a VIE entity, if the PRC government finds that the VIE Agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Class A Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations.
●	We rely on the VIE Agreements with TRX ZJ, a VIE entity, and its shareholder for our China operations, which may not be as effective in providing operational control as direct ownership.
●	If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.
●	Our shareholders are subject to greater uncertainties because we operate through a VIE structure even though the Insurance Brokerage Industry falls within the permitted category in accordance with the Catalogue and the Negative List.
●	The VIE Agreements may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.
●	Any failure by the VIE or its shareholder to perform their obligations under the VIE Agreements would have a material adverse effect on our business.
●	Our dual class share structure concentrates a majority of the aggregate voting power of our total issued and outstanding share capital in our Chief Executive Officer, who is the beneficial owner of all of our Class B Ordinary Shares.
●	Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to Doing Business in China

Risks and uncertainties related to doing Business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
●	We face risks related to health epidemics, such as the COVID-19 pandemic, which could disrupt our operations and adversely affect our business, financial condition and results of operations.
●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.
●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.
●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.
●	Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.
●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.
●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.
●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.
●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.
●	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.
●	Increases in labor costs in the PRC may adversely affect our business and our profitability.
●	Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.
●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	Failure to make adequate contributions to the housing fund for some of our employees could adversely affect our financial condition and we may be subject to labor disputes or complaints.
●	Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of insurance industry and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.
●	Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.
●	The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.
●	To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash.

Risks Relating to Our Class A Ordinary Shares and The Trading Market

Risks and uncertainties related to our Class A Ordinary Shares and the trading market include, but are not limited to, the following:

●	We do not intend to pay dividends for the foreseeable future.
●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.
●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

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

Because we do not determine, and cannot predict, the timing or extent of premium or commission and fee rate changes, we cannot predict the effect any of these changes may have on our operations. Since China’s entry into the World Trade Organization, or WTO, in December 2001, intense competition among insurance companies has led to a gradual decline in premium rate levels of some property and casualty insurance products. Although such decline may stimulate demand for insurance products and increase our total sales volume, it also reduces the commissions we earned on each policy sold. Any decrease in premiums or commission and fee rates may significantly affect our profitability. In addition, our budget for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may be disrupted by unexpected decreases in revenue caused by decreases in premiums or commission and fee rates, thereby adversely affecting our operations.

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

For the year ended October 31, 2022, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 53.4% of our total revenues. For the year ended October 31, 2021, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 59.6% of our total revenues. For the year ended October 31, 2020, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 55.6% of our total revenues. The termination or any changes in the material terms of those contracts with our top insurance company partners could adversely affect our business and operating results.

Our business and prospects could be materially and adversely affected if we are not able to manage our growth successfully.

We have expanded our operations substantially since 2016. As of the date of this annual report, our distribution network has expanded from our Hangzhou headquarter to having eight branches, and we plan to open more branches and further expand our mix of products and service offering. Our expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological and other resources. To manage and support our continued growth, we must continue to improve our operational, administrative, financial and technological systems, procedures and controls, and expand, train and manage our growing employee and agent base. Furthermore, our management will be required to maintain and expand our relationships with insurance companies, regulators and other third parties. We cannot assure you that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations. Any failure to effectively and efficiently manage our expansion could materially and adversely affect our ability to capitalize on new business opportunities, which in turn could have a material adverse effect on our results of operations.

We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. One of our growth strategies is expanding our distribution networks by opening more branches throughout the PRC. In order to set up new branches, we need to (1) file and apply for insurance intermediary codes with the CBIRC for the proposed new branches; and (2) complete the business registration procedures with the PRC industrial and commercial registration department. If the application materials fail to meet the requirements of the “CBIRC” or the PRC industrial and commercial registration department, we will be unable to open new branches as we have planned. See “Item 4. Information on the Company—B. Business Overview—Regulations – Regulations of the Insurance Industry.” As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

The investment in our online platform has not been successful, and our growth, business prospects and results of operations may be materially and adversely affected.

We have devoted significant effort to developing our online platform, Needbao (http://needbao.tianrx.com), which was launched in June 2019, to allow customers to evaluate and purchase insurance products, as well as receive customer services online. However, due to the negative impact of the COVID-19 pandemic, especially the large-scale lock-downs in China in fiscal year 2022, TRX ZJ was not able to effectively promote Needbao, and the management made the decision to stop offering insurance products on Needbao. As such, the Company impaired the intangible assets and recognized an impairment loss in the amount of $123,646 in fiscal year 2022, because it will be unable to realize any future revenue from Needbao. As Needbao was a major business initiative expected to help expand TRX ZJ’s business through the online insurance distribution channel, our growth, business prospects and results of operations may be materially and adversely affected.

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

We operate in a highly regulated industry. The laws and regulations applicable to us are evolving and may change rapidly. We could be required to spend significant time and resources in complying with any material changes in the regulatory environment, which could change the competitive environment of our industry significantly and cause us to lose some or all of our competitive advantages. The attention of our management team could be diverted to these efforts to comply or cope with an evolving regulatory or competitive environment. For example, the PRC Insurance Law and related regulations were amended in 2002, 2009, 2014 and 2015. The 2015 amendments involved a number of significant changes to the regulatory regime, including eliminating the requirement for any insurance agent, broker or claims adjusting practitioners to obtain a qualification certificate issued by the China Insurance Regulatory Commission (the “CIRC”). The elimination of the certificate requirement may result in an increase in competition for our business and in misconduct by sales or service persons, in particularly sales misrepresentation. In addition, the general increase misconduct in the industry could potentially harm the reputation of the industry and have an adverse impact on our business.

On March 13, 2018, the CIRC and the China Banking Regulatory Commission (the “CBRC”) were merged to form the Chinese Banking and Insurance Regulatory Committee, or CBIRC. This new organization replaced the CIRC as the regulatory authority for the supervision of the Chinese insurance industry. There is uncertainty as to how the regulatory environment might change as a result of the merger. If we fail to adapt to new rules and regulations promulgated by the CBIRC, it could adversely affect our business and results of operations.

The CBIRC and its predecessors have extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the CBIRC is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. The People’s Bank of China and other government agencies may promulgate new rules governing online financial services. In July 2015, ten government agencies, including the People’s Bank of China, the Ministry of Finance and CIRC, promulgated a guidance letter on how to promote the healthy growth of internet financial services, which set forth the principles of supervising based on the rule of law, appropriate level of regulation, proper categorization, cooperation among different government agencies and promoting innovation. Not only may the laws and regulations applicable to us change rapidly, but it is sometimes unclear how they apply to our business.

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

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, the Provisions on the Supervision of Insurance Brokerages were amended in October 2015. Pursuant to these amendments, an insurance brokerage firm is allowed to apply for a business permit from the CIRC and a business license from the local administration of industry and commerce, or AIC, simultaneously while previously an insurance brokerage firm had to obtain a business permit issued by the CIRC before it could apply for a business license from and register with the relevant local AIC. Prior approval by the CIRC is no longer required for an insurance brokerage firm to establish or divest a branch office or subsidiary. The Provision on the Supervision of Insurance Brokers (CIRC No. 3, 2018)，which was issued on February 1, 2018, and implemented on May 1, 2018，confirmed these changes.  While these changes may enable us to expand our branches more rapidly, it may also accelerate the growth of professional insurance intermediaries in China and intensify competition among insurance agencies, insurance brokerage firms and claims adjusting firms. Our business operations and growth outlook could be materially and adversely affected if we cannot adapt our business to the regulatory and industry changes.

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

Risks Related to Our Corporate Structure

We control and receive the economic benefits of the business operations of the VIE through the VIE Agreements among our WFOE, the VIE and the VIE’s shareholder to operate our business solely because we met the conditions for consolidation of the VIE under the U.S. GAAP for accounting purpose; however, the VIE Agreements have not been tested in a court of law and are subject to significant risks, as set forth in the following risk factors. For a description of these VIE Agreements, see “ITEM 4. INFORMATION ON THE COMPANY —C. Organizational Structure—VIE Agreements Between WFOE and TRX ZJ”.

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

Our shareholders are subject to greater uncertainties because we operate through a VIE structure even though the Insurance Brokerage Industry falls within the permitted category in accordance with the Catalogue and the Negative List.

Investment in the PRC by foreign investors and foreign-invested enterprises must comply with the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”) (2022 Revision), which was last amended and issued by the PRC Ministry of Commerce, or the MOFCOM, and the PRC National Development and Reform Commission, or NDRC, on October 26, 2022 and became effective since January 1, 2023, and the Special Management Measures for Foreign Investment Access (2021 version), or the Negative List, which came into effect on January 1,2022. The Catalogue and the Negative List contain specific provisions guiding market access for foreign capital and stipulate in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. The VIE structure has been adopted by many PRC-based companies, to conduct business in the industries that are currently subject to foreign investment restrictions in China, or are on the Negative List, due to the fact that direct foreign ownership of these companies are prohibited. Any industry not listed in the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. Currently, the insurance brokerage industry falls within the permitted category in accordance with the Catalogue and the Negative List.

However, according to the “Service Guide for the Establishment and Examination and Approval of Insurance Brokers”, published by the CBIRC in August 2019, foreign shareholders of a Chinese Insurance Broker shall be (1) a foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (2) have total assets of more than US $200 million at the end of the year preceding the application of invest in a Chinese brokerage business. We did not meet the above requirements to obtain the necessary regulatory approval in order to become a foreign shareholder of TRZ ZJ; therefore, even though the insurance brokerage industry falls within the permitted category in accordance with the Catalogue and the Negative List, we opted for a VIE structure instead of direct ownership when we became a listed company on NASDAQ in June 2021. As a result, our corporate structure and the VIE Agreements may be subject to greater scrutiny and by various PRC government authorities, and subject our shareholders to greater uncertainty with regard to the legality of their control of TRX ZJ.  On December 3, 2021, the above requirement was canceled by the "Notice of the General Office of the China Banking and Insurance Regulatory Commission on Clarifying Measures for the Opening-up of the Insurance Intermediary Market" (CBIRC [2021] No. 128).

We believe that our corporate structure and the VIE Agreements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, the VIE and its shareholder is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, there can be no assurance that the PRC government authorities, such as the MOFCOM, or other authorities would agree that our corporate structure or any of the above VIE Agreements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these VIE Agreements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations.

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

Our Class B Ordinary Shares have 18 votes per share on all matters subject to vote at general meetings of the Company, and our Class A Ordinary Shares have one vote per share on all matters subject to vote at general meetings of the Company. Because of the eighteen-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, the holders of our Class B Ordinary Shares could continue to control a majority of the aggregate voting power of our issued Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval. As of the date of this annual report, our CEO, Mr. Zhe Wang, beneficially owns 250,000 Class B Ordinary Shares and 246,500 Class A Ordinary Shares.  Mr. Wang beneficially owns 63.08% of the aggregate voting power of our total issued and outstanding share capital, and this concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate actions requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders. Such concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

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

Any funds we transfer to WFOE or the VIE, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. If we seek to make a capital contribution to WFOE, we need to register with the local market supervision and administration. If we seek to transfer any funds to WFOE or the VIE by shareholder loan, we must comply with Chinese laws and regulations on foreign debt. According to the Measures for the Management of Foreign Debts, (a) any loan provided by us to WFOE, which is a FIE, the sum of the accumulated amount of medium - and long-term foreign debt and the balance of short-term foreign debt cannot exceed the difference between its total investment amount and registered capital, and must be registered with SAFE or its local counterparts, and (b) medium and long-term international commercial loans provided by us to the VIE which is a domestic PRC entity, must be approved by the relevant government authorities and must be registered with SAFE or its local counterparts, and (c) short-term international commercial loans provided by us to the VIE which is a domestic PRC entity shall be managed by the balance, which shall be verified by the State Administration of Foreign Exchange.

In addition, on January 22, 2017, People's Bank of China issued Notice of the People's Bank of China on Matters related to the Macro-prudential Management of Full-caliber Cross-border Financing, which:

(i) Established a cross-border financing restraint mechanism based on the capital or net assets of micro-entities under macro-prudential rules, so that enterprises and financial institutions can independently conduct cross-border financing in local and foreign currencies in accordance with regulations.  Cross-border financing by enterprises and financial institutions shall be calculated on a risk-weighted basis, and the risk-weighted balance shall not exceed the upper limit;

(ii) For enterprises and financial institutions, the People's Bank of China and the State Administration of Foreign Exchange do not conduct prior examination and approval of foreign debts, enterprises instead sign contracts in advance for record, financial institutions instead post record, and the outstanding balance of cross-border financing under the original management mode shall be put under the administration of this Notice; and

(iii) A transitional period of one year shall be set for foreign-invested enterprises and foreign-funded financial institutions from the date of promulgation of this Notice. During the transitional period, foreign-invested enterprises and foreign-funded financial institutions may choose either mode of cross-border financing management or mode of this Notice to apply. After the transition period, foreign financial institutions will automatically apply to this Notice mode.  The administrative mode of cross-border financing for foreign-invested enterprises shall be determined by the People's Bank of China and the State Administration of Foreign Exchange after evaluating the overall implementation of this Notice.

Given that the registered capital and total investment amount of WFOE are currently the same, and the total investment amount is no longer applies based on the above regulations. if we seek to make a capital contribution to WFOE we must first apply to increase  the registered capital, while if we seek to provide a loan to WFOE, we must in comply with the above regulations. Although we currently do not have any immediate plans to make capital contribution into WFOE or provide any loan to WFOE or to the VIE, if we seek to do so in the future, we may not be able to obtain the required government approvals or complete the required registrations on a timely basis, if at all. If we fail to receive such approvals or complete such registrations, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the RMB fund converted from their foreign exchange capitals for expenditure beyond their business scopes, providing entrusted loans or repaying loans between non-financial enterprises and so on. Violations of SAFE Circular 19 could result in severe monetary or other penalties. SAFE Circular 19 and relevant foreign exchange regulatory rules may significantly limit our ability to invest in or acquire any other PRC companies through our PRC subsidiaries or consolidated affiliates or to establish new consolidated affiliates in the PRC, which may adversely affect our business, financial condition and results of operations.

Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

We are incorporated in the Cayman Islands and conduct our operations primarily in China. Substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe we have violated your rights, either under United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the laws of the Cayman Island and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

During the course of preparing our consolidated financial statements as of and for the year ended October 31, 2022, we identified a number of control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations, which stemmed from their audit. However, as noted in their report, their audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. The material weaknesses identified include: (1) a lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements; (2) a lack of accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements; and (3) a lack of formal disclosure controls and procedures. The significant deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; and (2) a lack of a formal risk assessment process.

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

Furthermore, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas, although we are currently not required to obtain permission from any of the PRC state or local government authorities and have not received any denial to list on the U.S. exchange, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or be worthless.

A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.

Although the Chinese economy has grown steadily in the past decade, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. The proposed tariffs by the U.S. government and the potential of a trade war between the U.S. and China could dampen the growth prospects of the Chinese and global economy. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The ongoing war between Russian and Ukraine has escalated global geopolitical tensions when Russia launched a large-scale land invasion into Ukraine in February 2022. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

We face risks related to health epidemics, such as the COVID-19 pandemic, which could disrupt our operations and adversely affect our business, financial condition and results of operations.

Our business could be materially and adversely affected by health epidemics such as the COVID-19 pandemic originated in Wuhan city at the end of 2019 and other outbreaks affecting the PRC. Health epidemics may give rise to severe interruptions to construction, tourism and leisure industries, which are closely related to the urban-rural design and development market. Our business operations depend on China’s overall economy and demand for insurance products, which could be disrupted by health epidemics. Any adverse public health developments in China would likely have a material adverse effect on our business operations as such outbreak or other development could significantly impact the Chinese economy and insurance industries, disrupt our operations and adversely affect our business, financial condition and results of operations. The COVID-19 pandemic has caused business disruptions in China and the Company’s business was negatively affected due to various government restrictions put in place to attempt to stop the spread of the COVID-19 pandemic, especially the large-scale lock-downs implemented during fiscal year 2022. As a result, TRX ZJ was not able to effectively promote its online insurance center, Needbao, and had to stop offering insurance products on Needbao in fiscal year 2022.  As such, the Company impaired the intangible assets and recognized an impairment loss in the amount of $123,646 because it will be unable to realize any future revenue from Needbao. In addition, TRX ZJ had to reduce the number of its employees from 50 as of October 31, 2021 to 22 as of October 31, 2022. As the Chinese government eased the lock-down policy in the end of 2022 and business operations returned to normal in early 2023, TRX ZJ has started to recruit and hire more employees. The Company is operating in a rapidly changing environment so the extent to which COVID-19 may impact its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic, and governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which became effective on January 1, 2020. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed to be foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIE through the VIE Agreements will not be deemed to be a foreign investment in the future.

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

The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over the VIE through the VIE Agreements is deemed to be a foreign investment in the future, and any business of the VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the VIE Agreements that allow us to have control over the VIE may be deemed invalid and/or illegal, and we may be required to unwind such VIE Agreements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

In fact, in light of the flood of capital outflows of China in 2016 due to the weakening Renminbi, the PRC government imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Ordinary Shares. Our capital expenditure plans and our business, operating results and financial condition may be materially and adversely affected.

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

If we are deemed to be a PRC “resident enterprise,” we will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to us from our existing PRC subsidiary and any other PRC subsidiaries which we may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on our overall effective tax rate, our income tax expenses and our net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if we were considered a PRC “resident enterprise”, any dividends we pay to our non-PRC investors, and the gains realized from the transfer of our Class A Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. This could have a material and adverse effect on the value of your investment in us and the price of our Class A Ordinary Shares.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and childbearing insurance to designated government agencies for the benefits of our employees. Pursuant to the PRC Labor Contract Law, or the Labor Contract Law, that became effective in January 2008, and its implementing rules that became effective in September 2008, and its amendments that became effective in July 2013, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

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

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. Such requirement to contribute to employee benefit plans has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. If we fail to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws in the future, we may be subject to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company (the “Stock Option Rules”), replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We adopted an employee stock incentive plan in December 2021. As of the date of this annual report, all of our executive officers and employees who owns the Company’s Class A Ordinary Shares as a result of the employee stock incentive plan and are subject to these regulations have obtained the required registrations with SAFE.  If we issue additional shares to new employees in the future, any failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from the sale of their stock into the PRC.

Failure to make adequate contributions to the housing fund for some of our employees could adversely affect our financial condition and we may be subject to labor disputes or complaints.

In accordance with the Regulations on Management of Housing Provident Fund (the “HPF Regulations”), which were promulgated by the PRC State Council on April 3, 1999 and last amended on March 24, 2019, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount required by law. If an enterprise fails to pay in full or in part its housing funds contributions, such enterprise will be ordered by the housing funds enforcement authorities to make such contributions, and may be compelled by the people’s court that has jurisdiction over the matter to make such contributions. As of the date of this annual report, our PRC operating entities registered at the designated administrative centers and opened bank accounts for their employees’ housing funds deposits; however, some of them failed to deposit adequate contributions to the housing funds for some of their employees. In fiscal years 2022, 2018 and 2017, we failed to deposit $18,267.95, $14,130 and $15,179 as contributions to the housing funds for some of our employees. There is a risk of administrative penalty being imposed by the designated administrative center to the Company. Additionally, such failure may give rise to a private cause of action (complaints) by such employee (s) against the Company. To the extent the Company may be subject to any administrative penalty or private claims arising out of its failure to deposit the housing funds in full, the shareholders Zhe Wang and Sheng Xu, who together beneficially hold 68.42% of the Company’s voting power as of the date of this annual report, have signed consents to guarantee that they will assume the full amount of any direct and indirect liabilities.

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

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the insurance industry and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the insurance industry and internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These laws and regulations are relatively complex  and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over business, including our website, www.tiranx.com. This may disrupt our business, subject us to sanctions, compromise enforceability of related VIE Agreements, or have other harmful effects on us.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the insurance industry and internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, insurance and internet businesses in China, including our business. Although our PRC counsel has advised us that we have obtained all licenses and permits as of the date of this annual report, we cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.

Recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in the PRC that are to be conducted in foreign markets, as well as foreign investment in China-based issuers. For example, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the need to strengthen the supervision over overseas listings by Chinese companies.

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”)  and five supporting guidelines (collectively, the “Overseas Listings Rules”), which will take effect on March 31, 2023. The Overseas Listing Rules aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Overseas Listings Rules, after the submission of relevant application for initial public offerings or listings in overseas markets, or after the completion of subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed, or after the submission of relevant application for subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings will be prohibited for such China-based companies when any of the following applies: (i) where such securities offerings and listings are explicitly prohibited by the PRC laws and regulations; (ii) where the intended securities offerings and listings may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; or (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Rules.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

Notwithstanding the above, our PRC counsel, Jingsh Liaocheng, has advised us that uncertainties still exist as to whether we, our subsidiaries, or the VIE or any of its subsidiaries are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or offering. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to this offering, as well as other procedures that may be imposed on us. In the e vent that we, our subsidiaries, or the VIE or any of its subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or the VIE or any of its subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Recent greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer, which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i)  a data handler who transfers important data to abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information abroad；(iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration.

As of the date of this annual report, we have not received any notice from any authorities identifying the VIE or any of its subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Jingsh Liaocheng, neither the operations of the VIE and its subsidiaries, nor this offering are expected to be affected, and that we will not be subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor will any such entity be subject to the Measures for the Security Assessment of Outbound Data Transfer, if it is enacted as proposed, given that the VIE and its subsidiaries possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies that have been issued by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Measures for the Security Assessment of Outbound Data Transfer will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

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

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in the PRC and in Hong Kong because of positions taken by the PRC and Hong Kong authorities in those jurisdictions.

On August 26, 2022, the CSRC, MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and vacated its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB may consider the need to issue a new determination.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act, which reduces the number of consecutive non- inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China. Furthermore, the Holding Foreign Companies Accountable Act and related laws, which now require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Company or the prohibition of trading in our securities in the future if the PCAOB is unable to inspect our accounting firm at such future time. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder's ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash.

Relevant PRC laws and regulations permit the companies in the PRC to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, each of the companies in the PRC are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The companies in the PRC are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. Furthermore, in order for us to pay dividends to our shareholders, we will rely on payments made from the VIE to WFOE, pursuant to the VIE Agreements, and the distribution of such payments to TRX HK as dividends from WFOE, and then to our Company. If our WFOE and the VIE and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Our cash dividends, if any, will be paid in U.S. dollars. If we are considered a tax resident enterprise of the PRC for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in China—Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders”.

The PRC government also imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. The majority of our and the PRC operating entities’ income is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of the PRC to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into, and out of Hong Kong (including funds from Hong Kong to mainland China), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future. If there is a significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, our Hong Kong subsidiary may become subject to PRC laws or authorities. As a result, our Hong Kong subsidiary could be subject to similar government controls on the convertibility of foreign currency and the remittance of currency out of Hong Kong as described above.

As a result of the above, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE by the competent government to the transfer of cash.

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

On January 27, 2021, our Class A Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “TIRX.”

On January 29, 2021, the Company completed its initial public offering of 3,000,000 Class A Ordinary Shares at $4.00 per share on a firm commitment basis (or 600,000 Class A Ordinary Shares at an initial public offering price of $20.00 per Class A Ordinary Share reflecting the 1-for-5 share consolidation that took effect on November 16, 2022). On February 4, 2021, the Company closed the sale of 75,000 Class A Ordinary Shares at $4.00 per share (15,000 Class A Ordinary Shares at $20.00 per share reflecting the 1-for-5 share consolidation that took effect on November 16, 2022) under the underwriter’s over-allotment option.

As of the date of this annual report, TRX ZJ established, in addition to its Hangzhou headquarter, eight branch offices in China.

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

Our principal executive office is located at Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, The People’s Republic of China, and our phone number is +86- (010) 87529554 and our fax number is (010) 83050570. Our registered office in the Cayman Islands is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our legal name is TIAN RUIXIANG Holdings Ltd, and we operate our business under the commercial name “TRX Insurance Brokers”, which is included in our logo.

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

Under United States generally accepted accounting principles (“U.S. GAAP”), the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE, for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE, and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Class A Ordinary Shares may depreciate significantly or become worthless. For a description of our corporate structure and VIE contractual arrangements, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure— VIE Agreements Between WFOE and TRX ZJ .” See also “Item 3. KEY INFORMATION—D. Risk Factors— Risks Related to Our Corporate Structure.”

The VIE, TRX ZJ, and its subsidiaries, distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other insurances, such as health insurance, life insurance, and miscellaneous insurances. In addition, we also generate a small amount of revenue from risk management services.  We act on behalf of our customers seeking insurance coverage from insurance companies and take pride in our premium customer service. Additionally, our China-based operating entities also provide risk management services to institutional customers based on in-depth analysis of the specific risks our clients face. For the fiscal year ended October 31, 2022, revenues generated from the insurance brokerage services and risk management services accounted for 98.0% and 2.0% of our total revenues, respectively.

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

For the fiscal year ended October 31, 2022, 53.4% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and two insurance companies each accounted for more than 10% of our total revenue: Yong An Property Insurance Co., Ltd. Hangzhou Branch and Ping An Property Insurance Co., Ltd. Hangzhou Branch, accounted for 20.8% and 13.5%, respectively.

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

China’s independent insurance intermediary market is experiencing rapid growth due to increasing demand for insurance products by the Chinese population. We intend to grow our Company by aggressively recruiting talents to join our professional team and sales force, expanding our distribution network through opening more local branches in a number of selective major cities throughout China, and offering premium products and services, such as our Institutional Risk Management Services. Our goal is to grow from having eight branches located in the cities of Xi’an, Qingdao, Beijing, Changsha, Wuhan, Taiyuan, Chongqing, and Hefei, as of the date of this annual report, to eventually become a leading national insurance intermediary company.

TRX ZJ’s business has grown substantially after Ruibo (Wealth) Beijing Investment Management Ltd (“RB Wealth”), a company controlled by our CEO, Mr. Zhe Wang, acquired TRX ZJ and installed a new management team in May 2016. On April 20, 2017, TRX ZJ was acquired by WDZG, another company controlled by our CEO, Mr. Zhe Wang. The number of the branches increased from zero in 2016 to 8 as of the date of this report. The number of the insurance brokerage customers has also grown substantially: from three institutional customers in fiscal year 2016 to 2,259 in fiscal year 2022; and from no individual customers in 2016 to 10,834 in fiscal year 2022. Furthermore, TRX ZJ continually seeks opportunities to offer new and premium services and products to customers. In December 2018, it started offering Institutional Risk Management Services, a product that complements its existing insurance products, to institutional customers. The Institutional Risk Management Services generated $27,254 in revenue in fiscal year 2022, which accounted for 2.0% of the total revenue.

Revenue for the year ended October 31, 2022 totaled $1,351,909, a decrease of $1,438,708, or 51.6%, compared with $2,790,617 for the year ended October 31, 2021. This decrease was primarily attributable to a significant decrease in commission from liability insurance of approximately $1,225,000, a decrease in commission from automobile insurance of approximately $300,000 resulting from the loss of insurance company partners, and a decrease in commission from accidental insurance of approximately $101,000, offset by an increase in commission from commercial property insurance of approximately $169,000 and an increase in commission from other miscellaneous insurances of $106,000, and a decrease in risk management services of approximately $88,000. We expect that our revenue will increase in the near future because we increased the number of sales professionals to sell insurance products and plan to launch aggressive marketing and advertising campaigns.

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

Revenue for the year ended October 31, 2020 totaled $3,249,344, an increase of $1,247,127, or 62.3%, compared with $2,002,217 for the year ended October 31, 2019.  The COVID-19 pandemic caused business disruptions beginning in January 2020 in China and our business was negatively affected due to various government restrictions put in place to attempt to stop the spread of the COVID-19 pandemic. For the second half of fiscal 2020, we aggressively implemented our growth strategy including engaging various marketing campaigns to attract new customers and hiring more sales professionals, as well as continually expanding our liability and accidental insurance product offerings to meet the growing demand as a result of the COVID-19 pandemic. All of the above contributed to the significant growth of our business in the second half of fiscal 2020, during which our total revenue increased by $1,622,359 or 176.5% from the same period of fiscal 2019.

Commissions generated from our brokerage business accounted for 98.0%, 95.9%, and 90.9% of our total revenues for the fiscal years ended October 31, 2022, 2021 and 2020, respectively. The following table illustrates the breakdown of the commissions by insurance products.

	Years Ended October 31,
	2022		2021		2020
		Percentage		Percentage		Percentage
		of		of		of
		Total		Total		Total
	Commissions	Commissions	Commissions	Commissions	Commissions	Commissions
Property and Casualty Insurance
Automobile Insurance
Supplemental	$98,456	7.4%	$395,110	14.8%	$436,255	14.8%
Mandatory	36,262	2.7%	39,683	1.5%	30,248	1.0%
Commercial Property Insurance	382,180	28.9%	213,204	8.0%	262,079	8.9%
Liability Insurance	363,899	27.5%	1,588,818	59.4%	1,303,690	44.1%
Accidental Insurance	255,218	19.3%	356,156	13.3%	713,339	24.1%
Life Insurance	20,489	1.5%	70,336	2.6%	159,870	5.4%
Health Insurance	25,524	1.9%	3,747	0.1%	48,686	1.7%
Other Miscellaneous Insurances	142,627	10.8%	8,557	0.3%	631	0.0%
Total	$1,324,655	100.0%	$2,675,611	100.0%	$2,954,798	100.0%

Products and Services

TRX ZJ markets and sells two broad categories of insurance products: (1) property and casualty insurance products, and (2) other insurance products, both focused on meeting the insurance needs of institutions and individuals.  These insurance products are underwritten by over forty insurance companies in China.

Property and Casualty Insurance Products

TRX ZJ’s main property and casualty insurance products are commercial property insurance, liability insurance, and accidental insurance. In addition, it also offers automobile insurance products. Commissions from property and casualty insurance products accounted for 85.8%, 97.0%, and 92.9% of the total commissions for the fiscal years ended on October 31, 2022, 2021, and 2020, respectively. The property and casualty insurance products TRX ZJ distributes, which are primarily underwritten by  Yong An Property Insurance Co., Ltd.,  Ping An Property Insurance of China Co., Ltd., China Life Property & Casualty Insurance Co., Ltd., and PICC Property and Casualty Co., Ltd.,  can be further classified into the following categories:

•

Automobile Insurance. TRX ZJ distributes both mandatory automobile insurance policies, which are required by law, and supplemental policies, which are optional. Mandatory policies were one of the main automobile insurance products in the year ended October 31, 2022, which accounted for 2.7%, 1.5%, and 1.0% of commissions we generated for the fiscal years ended on October 31, 2022, 2021, and 2020, respectively. Commission from supplemental policies accounted for 7.4%, 14.8%, and 14.8% of commissions we generated for the fiscal years ended on October 31, 2022, 2021, and 2020, respectively. The standard automobile insurance policies TRX ZJ sells generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. TRX ZJ also sells standard third party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. Our customers are mainly buyers for institutional group insurance as well as some individuals.

•

Accidental Insurance. The accidental insurance products TRX ZJ distributes generally provide a guaranteed benefit in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident, during the coverage period, which usually is one year or shorter. These products typically require only a single premium payment for each coverage period. The COVID-19 pandemic has caused an increase in the demand for accidental insurance, which has become one of our top insurance products and accounted for 19.3%, 13.3%, and 24.1% of the total commissions in fiscal years 2022, 2021, and 2020, respectively.

•

Commercial Property Insurance. The commercial property insurance products TRX ZJ distributes include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. Our customers with commercial property insurance include more than 628 institutions, ranging from small start-ups to established major corporations, such as Guangzhou Guang’ai automobile Consulting Service Co., Ltd., Chengdu Panda New Energy Vehicle Co., Ltd and etc.   Commercial property insurance accounted for 28.9%, 8.0%, and 8.9% of commissions we generated for the fiscal years ended on October 31, 2022, 2021, and 2020, respectively.

•

Liability Insurance. The liability insurance products TRX ZJ distributes are primarily product liability and employer’s liability insurance products. These products generally cover losses to third parties due to the misconduct or negligence of the insured party but exclude losses due to fraud or the willful misconduct of the insured party. As a result of the successful implementation of our business strategy aimed to grow the liability insurance business, it has become one of our top insurance products and accounted for 27.5%, 59.4%, and 44.1% of our total commissions in fiscal years 2022, 2021, and 2020, respectively.

Life Insurance Products

Life insurance is a major component of China’s insurance market. According to the CBIRC, life insurance accounted for 52.16% of the insurance market in terms of premium income in 2022. TRX ZJ began offering life insurance products in December 2016 with a focus on individual life products with periodic payment schedules. In fiscal year 2022, 2021, and 2020, commissions generated from life insurance products accounted for 1.5%, 2.6%, and 5.4%, respectively, of the total commissions. The life insurance products we distribute can be broadly classified into various categories, as set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the following categories:

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

Health Insurance Products

According to the CBIRC, health insurance accounted for 15.04% of the insurance market in terms of premium income in 2022. TRX ZJ began offering health insurance products in 2017 with a focus on pension and supplementary health care. In fiscal year 2022, 2021, and 2020, commissions generated from health insurance products accounted for 1.9%, 0.1%, and 1.7%, respectively, of the total commissions. The health insurance products we distribute have a policy period of one year and require a single premium payment.

Institutional Risk Management Services

There are risks involved in the operation of any company, which could result in serious losses and damages. To effectively manage risks, a company may adopt a risk transfer mechanism designed to protect such institution against unpredictable risk losses through a small amount of fixed operating cost. Beginning in December 2018, TRX ZJ started to provide risk management services to institutional customers. Based on risk characteristics of our institutional customer, we conduct an in-depth analysis of the risks that may exist in the operation of the company, which we then use as the basis to develop a specific risk management and transfer plan for the company. Our services are designed to enhance clients satisfaction by providing effective and efficient risk management solutions, including comprehensive risk assessment, insurance plan proposal, enterprise risk trainings and lectures, claims service, employee benefits consultation, public relations services, annual meeting planning, etc. For fiscal year 2022, 2021, and 2020, TRX ZJ provided institutional management to 1, 3, and 3 institutional customers, respectively, and generated revenue of $27,254, $115,006, and $294,546, respectively, which accounted for 2.0%, 4.1%, and 9.1% of the total revenue, respectively.

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

In June 2019, TRX ZJ started offering a limited number of insurance products on Needbao, and generated total premium in the amount of RMB 128,639  (approximately US$ 20,000) in fiscal year 2021. However, due to the negative impact of the COVID-19 pandemic, especially the large-scale lock-downs in China in fiscal year 2022, TRX ZJ was not able to effectively promote Needbao, and the management made the decision to stop offering insurance products on Needbao. As such, the Company impaired the intangible assets and recognized an impairment loss in the amount of $123,646 because it will be unable to realize any future revenue from Needbao.

Distribution Network and Marketing

TRX ZJ has built a distribution network that, as of January 2023, consisted of 175 sales professionals, and eight branch offices in eight Chinese major cities/districts: Chongqing municipality, Taiyuan city of Shanxi province, Wuhan city of Hubei province, Changsha city of Hunan province, Xi ’an of Shaanxi province, Qingdao city of Shandong province, Hefei city of Anhui province and Beijing municipality.

TRX ZJ uses three main approaches to market and promote products and services.

•	Offline Outlets

The main function of the local branches is to distribute insurance products in local markets, relying on the sales professionals in the eight branches as of the date of the annual report. To expand distributing network, in February 2018, TRX ZJ increased its registered capital to 50 million RMB, meeting the regulatory requirements for setting up local branches across the country. Since then, TRX ZJ has opened eight new branches and recruited more sales professionals who help develop local sales network and improve the performance of the life insurance business. However, as there are uncertainties relating to establishing insurance brokerage branches in the PRC, we cannot guarantee that any new branches will be opened according to our plan. See “Item 3. KEY INFORMATION - Risk Factors - Risks Related to Our Business and Our Industry - We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.”

•Online Platform

TRX ZJ places targeted online advertisements on our promotional partners’ Internet platforms to promote products and services to potential customers. Our partners are strategically selected based on their industries and propensity of generating insurance customers. As of the date of this annual report, TRX ZJ cooperate with  Hunan Cuo'e Enterprise Service Co., Ltd and also works with industry associations and financial institutions to place advertisements on their online platforms, in order to acquire more institutional customers.

•	Cross-industry Cooperation

TRX ZJ collaborates with non-insurance-service companies to acquire new customers for insurance products. The cross-industry promotional partners are in various lines of businesses, including financial services, media, and car manufacturing and sales, etc. Through the business activities of these companies, TRX ZJ generates sales leads for insurance products. For example, the main customers of the commercial property and liability insurances are institutions, and TRX ZJ markets these products by participating in cultural and community events organized by media companies, providing opportunities to meet potential customers. TRX ZJ also uses other channels such as sponsoring salons and conferences organized by professional and business organizations to introduce insurance products to institutional customers.

Customers

TRX ZJ sells automobile insurance to both individual and institutional customers, and individual accidental insurance primarily to individual customers, and commercial property insurance and liability insurance to institutional customers. Customers for the life insurance and health insurance products are primarily individuals under 50 years of age. For institutional risk management services, the clients range from small to medium enterprises to major corporations. For the years ended October 31, 2022, 2021, and 2020, no single customer accounted for more than 4% of our revenue.

For the fiscal year 2022, TRX ZJ had 2,259 institutional customers, 10,834 individual customers and 1 institutional risk management services clients. By providing premium services to customers, we strive to build a loyal customer base that generates referral and cross-selling opportunities, and that become returning customers, i.e. a customer who purchases more than one product from us. The number of the returning customers were 3,190, 3,957, and 1,464, which amounted to reinsurance rates of 24.36%, 33.00%, and 22.91% for fiscal years 2022, 2021, and 2020, respectively.

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

For the year ended October 31, 2022, two insurance company partners that accounted for more than 10% of the total revenues are as follows:

20.8% of TRX ZJ’s total revenue were attributed Yong 'an Property Insurance Co., Ltd. Hangzhou Branch. TRX ZJ’s agreement with Yongan Property Insurance Co., Ltd. Hangzhou Branch is valid from May 19, 2021 to May 18, 2023, and authorizes TRX ZJ to distribute various insurance products including liability insurance. The commission rate of liability insurance products ranges from 32.5% to 60%, and some policies are negotiated on a per-policy basis.

13.5% of TRX ZJ’s total revenue were attributed to Ping An Property Insurance Co., Ltd. Hangzhou Branch. Our agreement with Ping An Property Insurance Co., Ltd. Hangzhou Branch is effective from January 1, 2021 to December 31, 2022, and authorizes us to distribute various insurance products including property insurance, liability insurance, accidental insurance, and health insurance, in the geographic area within the PRC. The commission rates are negotiated on a per policy basis.

For the year ended October 31, 2022, the insurance company partners that accounted for more than 10% of our total revenues are as follows:

			Percentage
			of
			Total
	Insurance Company Name	Commissions	Revenues
1	Yong An Property Insurance Co., Ltd. Hangzhou Branch	$281,826	20.8%
2	Ping An Property Insurance Co., Ltd. Beijing Branch	$182,396	13.5%
	Total	$464,222	34.3%

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

For the year ended October 31, 2020, the insurance company partners that accounted for more than 10% of our total revenues are as follows:

			Percentage
			of
			Total
	Insurance Company Name	Commissions	Revenues
1	Ping An Property Insurance Co., Ltd. Shanghai Branch	$536,654	16.5%
2	Ping An Property Insurance Co., Ltd. Beijing Branch	$524,718	16.2%
3	PICC Beijing Branch	$360,347	11.1%
	Total	$1,421,719	43.8%

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. TRX ZJ competes for customers on the basis of product offerings, customer services and reputation. TRX ZJ’s principal competitors include:

●	Professional insurance intermediaries. According to CIRC, the first professional insurance intermediary in China appeared in 1999, and by the end of September 2022, the number of insurance intermediaries in China was 2,609, of which approximately 66.42% were insurance agencies, who represents insurance companies, approximately 18.93% were insurance brokers, and the rest were insurance adjustment companies. In recent years, governmental supervision and regulation of the industry has become stricter, and obtaining the required operating license to distribute insurance products in China is becoming more difficult, increasing the barrier of entry into this industry. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.
●	Insurance companies. We compete against insurance companies that rely on their own sales force to distribute their products. Historically in China, large insurance companies have used both in-house sales force and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and are able to offer our customers a broader range of insurance products underwritten by multiple insurance companies.

●	Other business entities. In China, some business entities may distribute insurance products as an ancillary business; primarily commercial banks, postal offices, car dealers, and hospitals. However, the insurance products distributed by these entities are usually confined to those related to their main lines of business, such as endowment and annuity life insurance products by commercial banks. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products and professional services.

The professional insurance intermediaries that compete directly with TRX ZJ in the Chinese market include Huize Holding Limited, Fanhua Inc., Minya insurance brokerage Co., Ltd, Marsh & Mclennan Companies, Inc., Aon Corporation, Willis Group Holdings Limited, and Jiangtai Insurance Broker Co., Ltd. Although the above companies have operated for a longer period of time than TRX ZJ, with more market shares and greater brand influence, we believe that TRX ZJ’s entrepreneurial attitude and smaller size, as well as its customer service, enable it to better respond and adapt to fast changing insurance market conditions compared to the larger competitors.

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

On December 3,2021, CBIRC general office issued the Notice on Clarifying the relevant Measures for the Opening up of the Insurance Intermediary Market (No. 128 [2021]). According to the Notice, CBIRC allowed overseas insurance brokers with practical business experience to operate insurance brokerage business in compliance with relevant regulations of CBIRC, and cancelled the requirement of establishing a foreign-funded insurance broker: (i) the investor shall have more than 30 years of operating history in the territory of a WTO member; (ii) have established a representative office in China for two consecutive years; and (iii) have total assets of no less than US $200 million in the year before the application.

Regulations on Internet Insurance

On December 7, 2020, the CBIRC issued the Decree of the China Banking and Insurance Regulatory Commission (No. 13, 2020) promulgating the Measures for The Supervision of Internet Insurance Business, which were implemented on February 1, 2021.  Under the Measures,, the term of “internet insurance business” refers to the insurance business activities in which insurance institutions conclude insurance contracts and provide insurance services through the internet.. Insurance institutions include insurance companies (including mutual insurance organizations and internet insurance companies) and insurance intermediary companies. Insurance intermediaries refer to insurance agencies (except personal insurance agent), insurance brokerage firms and insurance assessor. Professional insurance intermediaries include professional insurance agencies, insurance brokers and insurance assessors. The term "self-operated network platform" as mentioned in these Measures refers to the network platform set up by an insurance institution in accordance with law for the purpose of operating internet insurance business and enjoying complete data authority.  Network platforms set up by branches of insurance institutions and non-insurance institutions that have equity, personnel and other related relationships with insurance institutions do not belong to self-operated network platforms.

Internet insurance business shall be carried out by insurance institutions established according to law. Other institutions and individuals shall not carry out internet insurance business.  An insurance institution shall not carry out internet insurance business beyond the scope of business specified in its license (record form). Moreover, the professional insurance intermediary engaged in internet business shall be a national institution, and its business area shall not be limited to the province (autonomous region, municipality directly under the Central Government, or city separately listed in the plan) where the business license of the head office is registered, and shall comply with the relevant regulations of the CBIRC on the classification of professional insurance intermediary institutions.

Non-insurance institutions shall not carry out internet insurance business, including but not limited to the following commercial activities:

(1) providing insurance product consulting services. (2) comparison of insurance products, trial calculation of premiums and comparison of quotations. (3) designing insurance plans for the applicant. (4) acting as insurance agent. (5) collecting premiums. Notice on further regulating Internet Personal insurance business of insurance Institutions

On October 12, 2021, CBIRC General Office issued notice on Further Standardizing Internet Life Insurance Business of Insurance Institutions (CBIRC No. 108). The notice mainly provides the following provisions for intermediary institutions engaged in internet personal insurance business:

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

●	On July 20, 2018, the CBIRC issued and implemented the Notice by the General Office of the CBIRC on Regulatory Requirements for Commercial Motor Vehicle Insurance Rates (No. 57[2018] of the CBIRC). The notice requires property insurance companies shall strictly follow the principles of rationality, fairness and adequacy in formulating the rate scheme, and shall report the scope of the fees paid to insurance intermediaries and individual agents (marketers), including handling fees, service fees, promotion fees, compensation, performance, bonuses, commissions, etc.
●	On January 14, 2019, the CBIRC issued and implemented the Notice by the General Office of the CBIRC on Issues Concerning Further Strengthening the Regulation of Motor Vehicle Insurance (No. 7[2019] of the CBIRC). The notice requires property insurance companies to strictly comply with the relevant provisions of laws, administrative regulations or the Insurance Regulatory Agency under the State Council in the use of vehicle insurance clauses and premium rates, and to strengthen the management of the authenticity of business financial data, ensure all operating costs and expenses are true and accounted for in a timely manner.
●	On September 2, 2020, the CBIRC issued the Guiding Opinions on the Implementation of Comprehensive Reform of Auto Insurance, which implemented on September 19, 2022. The Guiding Opinions improve the market-based pricing mechanism for commercial auto insurance clauses. For example, (i) support the industry to re-calculate the pure risk premium of commercial auto insurance industry according to the actual market risk situation. Establish a normal mechanism for the calculation of pure risk premium of commercial auto insurance industry adjusted every 1-3 years; (ii) to guide the industry to lower the upper limit of additional charge rate for commercial auto insurance products from 35% to 25%, and raise the expected loss rate from 65% to 75%. Timely support property insurance companies to apply for approval and prepare commercial auto insurance products for online sales, electric sales and other channels whose additional fee rate is less than 25%; and (iii) guide the industry to reasonably set the upper limit of the commission fee ratio according to the upper limit of the additional fee rate of commercial auto insurance products, the actual market operation and the difference of market subjects, so as to reduce the excessive commission level in some sales areas. When each region scientifically sets the upper limit of commercial auto insurance commission fee, each bank insurance regulatory bureau should actively play a guiding role.

These notices effectively resulted in the decrease of moto vehicle insurance premiums charged by the insurance companies and all related fees paid to insurance intermediaries by insurance companies.

Regulations Relating to Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Guidance of Foreign Investment Industries (the “Catalogue”) (2022 Revision), which was last amended and issued by MOFCOM and NDRC on October 26, 2022 and became effective since January 1, 2023, and the Special Management Measures for Foreign Investment Access (2021 version), or the Negative List, which came into effect on January 1, 2022. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed in the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The insurance intermediary industry falls within the permitted category in accordance with the Catalogue and the Negative List.

Regulations Relating to Overseas Listings and Offerings

On December 24, 2021, the China Securities Regulatory Commission, or the CSRC, issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”), of which the public comment period ended on January 23, 2022.

The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”)  and five supporting guidelines (collectively, the “Overseas Listings Rules”), which will become effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listings Rules, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administration Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies. Under the Overseas Listings Rules and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. As the Overseas Listings Rules were newly published and there exists uncertainty with respect to the filing requirements and its implementation, if we are required to submit to the CRSC and complete the filing procedure of our subsequent overseas public offerings, we cannot be sure that we will be able to complete such filings in a timely manner. Any failure or perceived failure by us to comply with such filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

According to the above regulations, TRX BJ was established as a WFOE since its inception. Its establishment and operation are in compliance with the above-mentioned laws. TRX ZJ is a PRC domestic company, therefore is not subject to the record-filling or examination applicable to FIE.

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

D.  Property, Plants and Equipment

Our headquarter is located at Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing,100124, where we lease approximately 190 square meters of office space, the lease term is from September 15, 2022 to September 14, 2024. Our other offices and branches lease approximately 2,433.45 square meters of office space. In fiscal year 2022, 2021, and 2020, our total rental expenses amounted to approximately $316,000, $242,000, and $186,000, respectively.

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

The VIE, TRX ZJ, and its PRC subsidiaries, operate an insurance brokerage business in China, and distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other insurances, such as health insurance, life insurance, and miscellaneous insurances. TRX ZJ acts on behalf of its customers seeking insurance coverage from insurance companies and take pride in its premium customer service.

As an insurance broker, TRX ZJ does not assume underwriting risks; it distributes insurance products underwritten by insurance companies operating in China to its individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this report, TRX ZJ has relationships with over 40 insurance companies in the PRC, and therefore is able to offer a variety of insurance products to its customers.

For the fiscal year ended October 31, 2022, 53.4% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and two insurance companies each accounted for more than 10% of its total revenue: Yong An Property Insurance Co., Ltd. Hangzhou Branch and Ping An Property Insurance Co., Ltd. Hangzhou Branch accounted for 20.8% and 13.5%, respectively.

For the fiscal year ended October 31, 2021, 59.6% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and four insurance companies each accounted for more than 10% of its total revenues: China Life Property & Casualty Insurance Co., Ltd. Beijing Branch, Ping An Property Insurance Co., Ltd. Hangzhou Branch, Ping An Property Insurance Co., Ltd. Shanghai Branch, and Ping An Property Insurance Co., Ltd. Beijing Branch, accounted for 15.4%, 15.4%, 13.2% and 10.4%, respectively.

For the fiscal year ended October 31, 2020, 55.6% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and three insurance companies each accounted for more than 10% of its total revenues: Ping An Property Insurance Co., Ltd. Shanghai Branch, Ping An Property Insurance Co., Ltd. Beijing Branch, and PICC Beijing Branch, accounted for 16.5%, 16.1% and 11.1%, respectively.

China’s independent insurance intermediary market is experiencing rapid growth due to increasing demands for insurance products by the Chinese population. TRX ZJ intends to grow its company by aggressively recruiting talents to join its professional team and sales force, and offering premium products and services. TRX ZJ’s goal is to grow to a leading national insurance intermediary company.

TRX ZJ operates 8 branches as of the date of this report. For the fiscal year 2022, TRX ZJ had 2,259 institutional customers and 10,834 individual customers.

Revenue Category

As a broker of insurance products, TRX ZJ derives its revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive loss (income).

The following table illustrates the breakdown of TRX ZJ’s commissions by insurance products for the years ended October 31, 2022, 2021 and 2020.

	Years Ended October 31,
	2022		2021		2020
		Percentage		Percentage		Percentage
		of		of		of
		Total		Total		Total
	Commissions	Commissions	Commissions	Commissions	Commissions	Commissions
Property and Casualty Insurance
Automobile Insurance
Supplemental	$98,456	7.4%	$395,110	14.8%	$436,255	14.8%
Mandatory	36,262	2.7%	39,683	1.5%	30,248	1.0%
Commercial Property Insurance	382,180	28.9%	213,204	8.0%	262,079	8.9%
Liability Insurance	363,899	27.5%	1,588,818	59.4%	1,303,690	44.1%
Accidental Insurance	255,218	19.3%	356,156	13.3%	713,339	24.1%
Other Insurances
Life Insurance	20,489	1.5%	70,336	2.6%	159,870	5.4%
Health Insurance	25,524	1.9%	3,747	0.1%	48,686	1.7%
Miscellaneous Insurances	142,627	10.8%	8,557	0.3%	631	0.0%
Total	$1,324,655	100.0%	$2,675,611	100.0%	$2,954,798	100.0%

Critical Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

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

Significant estimates during the years ended October 31, 2022, 2021 and 2020 include the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets and the associated valuation allowances, the determination of the fair value of the warrants, and valuation of stock-based compensation.

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

In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. The insurance brokerage industry falls within the permitted category in accordance with the Catalogue, however we opted for a VIE structure instead of direct ownership due to restrictions on direct ownership imposed by the CIRC. See “Risk Factors - Risks Related to Our Corporate Structure - Our Shareholders are subject to greater uncertainties because we operate through a VIE structure due to restrictions on direct ownership imposed by the CIRC even though the Insurance Brokerage Industry falls within the permitted category in accordance with the Catalogue and the Negative List.” TRX HK and TRX BJ (its PRC subsidiary) are both considered to be foreign investors or foreign invested enterprises under PRC law, and we conduct our activities in the PRC through the consolidated VIE, TRX ZJ, and its subsidiaries in order to comply with the aforementioned regulations. As such, TRX ZJ is controlled through contractual arrangements in lieu of direct equity ownership by us or any of our subsidiaries.

Such contractual arrangements are a series of four agreements (collectively the “VIE Agreements”), including an Equity Interest Pledge Agreement, a Share Disposal and Exclusive Option to Purchase Agreement, a Proxy Agreement, and an Exclusive Business Cooperation and Service Agreement. These contractual arrangements obligate WFOE to absorb a majority of the risk of loss from TRX ZJ’s activities and entitle WFOE to receive a majority of its residual returns. In essence, WFOE has gained effective control over TRX ZJ. Therefore, we believe that TRX ZJ should be considered as a VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Accordingly, the accounts of TRX ZJ and TRX ZJ’s subsidiaries are consolidated with those of WFOE and ultimately are consolidated into those of TRX.

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

The Company’s revenue is derived from a contract with customers, which is the provision of insurance brokerage services. The Company does not provide any insurance agent services. The distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective; that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commission prior to the receipt of the related premiums. Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commissions to which we will be entitled in exchange for our insurance brokerage services. For this reason, we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.

No allowance for cancellation has been recognized for brokerage business, as the Company estimates, based on its past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of October 31, 2022 and 2021. As of October 31, 2022, income tax returns for the tax years ended October 31, 2017 through October 31, 2021 remained open for statutory examination by PRC tax authorities.

Stock-based Compensation

The Company follows the provisions of FASB ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting or on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

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

Impact of COVID-19 on our Operations

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are full of uncertainties and change quickly. The COVID-19 pandemic has caused business disruptions in China and the Company’s business was negatively affected due to various government restrictions put in place to attempt to stop the spread of the COVID-19 pandemic, especially the large-scale lock-downs implemented during fiscal year 2022. As a result, TRX ZJ was not able to effectively promote its online insurance center, Needbao,  and had to stop offering insurance products on Needbao in fiscal year 2022. In addition, TRX ZJ had to reduce the number of its employees from 50 as of October 31, 2021 to 22 as of October 31, 2022.   As the Chinese government eased the lock-down policy in the end of calendar year 2022 and business operations returned to normal in early 2023, TRX ZJ has started to recruit and hire more employees.

The Company is operating in a rapidly changing environment, so the extent to which COVID-19 may impact its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic, and governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic.

RESULTS OF OPERATIONS

This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

Comparison of Results of Operations for the Years Ended October 31, 2022 and 2021

The following table sets forth a summary of our consolidated results of operations for the years ended October 31, 2022 and 2021.

	Years Ended October 31,		Changes in
	2022	2021	Amount	Percentage
Revenues	$1,351,909	$2,790,617	$(1,438,708)	(51.6)%
Operating expenses:
Selling and marketing	1,764,909	2,517,497	(752,588)	(29.9)%
General and administrative	4,655,914	2,526,924	2,128,990	84.3%

Total operating expenses	6,420,823	5,044,421	1,376,402	27.3%

Loss from operations	(5,068,914)	(2,253,804)	(2,815,110)	124.9%

Other income, net	408,364	333,756	74,608	22.4%

Loss before income taxes	(4,660,550)	(1,920,048)	(2,740,502)	142.7%

Income taxes	23,639	24,529	(890)	(3.6)%

Net loss	(4,684,189)	(1,944,577)	(2,739,612)	140.9%

Foreign currency translation adjustment	(3,717,478)	214,123	(3,931,601)	(1,836.1)%

Comprehensive loss	$(8,401,667)	$(1,730,454)	$(6,671,213)	385.5%

Revenues

As a broker of insurance products, TRX ZJ derives revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. In addition, TRX ZJ generates risk management revenue from provision of insurance related risk management services. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive (loss) income.

Revenue for the year ended October 31, 2022 totaled $1,351,909, a decrease of $1,438,708, or 51.6%, compared with $2,790,617 for the year ended October 31, 2021. This decrease was primarily attributable to a significant decrease in commission from liability insurance of approximately $1,225,000, a decrease in commission from automobile insurance of approximately $300,000 resulting from the loss of insurance company partners, and a decrease in commission from accidental insurance of approximately $101,000, offset by an increase in commission from commercial property insurance of approximately $169,000 and an increase in commission from other miscellaneous insurances of $106,000, and a decrease in risk management services of approximately $88,000. During the year ended October 31, 2022, our operations have been significantly disrupted by the COVID-19 pandemic. TRX ZJ expects that its revenue will increase in the near future because it increased the number of sales professionals to sell insurance products and plan to launch aggressive marketing and advertising campaigns.

Operating Expenses

During the years ended October 31, 2022 and 2021, operating expenses included selling and marketing expenses and general and administrative expenses.

Selling and Marketing

Third party and related party selling and marketing expenses amounted to $1,764,909 for the year ended October 31, 2022, as compared to $2,517,497 for the year ended October 31, 2021, a decrease of $752,588, or 29.9%.  The decrease was mainly attributable to a decrease in marketing fees of approximately $1,636,000 due to our decreased marketing activities, offset by an increase in the stock-based compensation of approximately $883,000 which reflected the value of our Ordinary Shares granted to our sales professionals.

Advertising expenses mainly consist of expenses associated with advertising campaigns and are included in selling and marketing expenses. Advertising costs are expensed as incurred. Advertising expenses for the years ended October 31, 2022 and 2021 totaled $837,807 and $2,466,239, respectively.

Our selling and marketing expenses as a percentage of revenue for the year ended October 31, 2022 increased to 130.5% from 90.2% for the year ended October 31, 2021. The increase was primarily attributable to a significant decrease in our revenue and a decrease in our selling and marketing expenses. We expect that our selling and marketing expenses will increase in the near future since we plan to increase our marketing activities and launch aggressive advertising campaigns.

General and Administrative

General and administrative expenses amounted to $4,655,914 for the year ended October 31, 2022, as compared to $2,526,924 for the year ended October 31, 2021, an increase of $2,128,990, or 84.3%.

For the years ended October 31, 2022 and 2021, general and administrative expenses consisted of the following:

	Years Ended October 31,		Changes in
	2022	2021	Amount	Percentage
Professional fees	$1,185,930	$1,011,053	$174,877	17.3%
Compensation and related benefits	2,691,751	948,900	1,742,851	183.7%
Rent and related utilities	318,722	227,845	90,877	39.9%
Directors’ and officers’ liability insurance premium	214,188	130,212	83,976	64.5%
Travel and entertainment	9,631	41,667	(32,036)	(76.9)%
Depreciation and amortization	22,853	27,447	(4,594)	(16.7)%
Impairment loss	123,646	-	123,646	100.0%
Others	89,193	139,800	(50,607)	(36.2)%
	$4,655,914	$2,526,924	$2,128,990	84.3%

●	Professional fees primarily consisted of legal fee, audit fee, consulting fee, investor relations service charge and other fees incurred for services related to being a public company. For the year ended October 31, 2022, professional fees increased by $174,877, or 17.3%, as compared to the year ended October 31, 2021. The increase was mainly attributable to an increase in the stock-based consulting fee of approximately $185,000 due to the increase in consulting service providers, offset by a decrease in other miscellaneous items of approximately $10,000. We expect that our professional fees will remain in its current level with minimal increase in the near future.
●	For the year ended October 31, 2022, compensation and related benefits increased by $1,742,851, or 183.7%, as compared to the year ended October 31, 2021. The significant increase was primarily attributable to an increase in the stock-based compensation of approximately $1,821,000 reflecting the value of our Class A Ordinary Shares granted to our management, offset by a decrease in the management’s compensation and related benefits of approximately $78,000. We expect that our compensation and related benefits will remain in its current level with minimal increase in the near future.
●	For the year ended October 31, 2022, rent and related utilities increased by $90,877, or 39.9%, as compared to the year ended October 31, 2021. The increase was mainly due to the increased monthly rent driven by increased office space.
●	For the year ended October 31, 2022, directors’ and officers’ liability insurance premium increased by $83,976, or 64.5%, as compared to the year ended October 31, 2021. Beginning in January 2021 when we became a public company in the United States, we incurred directors’ and officers’ liability insurance fee.

●	For the year ended October 31, 2022, travel and entertainment expenses decreased by $32,036, or 76.9%, as compared to the year ended October 31, 2021. The decrease was mainly due to decreased business travel activities incurred in fiscal year 2022 resulting from COVID-19. We expect that our travel and entertainment expenses will increase in the near future.
●	For the year ended October 31, 2022, depreciation and amortization decreased by $4,594, or 16.7%, as compared to the year ended October 31, 2021. The decrease was primarily due to certain office equipment and furniture had reached the end of depreciation period and no further depreciation is required for these fixed assets in fiscal year 2022. We expect that our depreciation and amortization will continue to decrease in the near future.
●	In October 2022, we assessed our intangible assets for any impairment and concluded that there were indicators of impairment as of October 31, 2022 and we calculated that the estimated undiscounted cash flows were less than the carrying amount of those intangible assets. We have decided to impair the intangible asset to zero. Based on our analysis, we recognized an impairment loss of $123,646 for the year ended October 31, 2022, which reduced the value of intangible asset developed to zero. We did not record any impairment charge for the year ended October 31, 2021.

Other general and administrative expenses were primarily comprised of office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the year ended October 31, 2022, other general and administrative expenses decreased by $50,607, or 36.2%, as compared to the year ended October 31, 2021. The decrease was primarily due to a decrease in office supplies of approximately $24,000, reflecting our efforts at stricter controls on corporate expenditures, a decrease in office decoration expenditures of approximately $12,000, and a decrease in miscellaneous taxes of approximately $15,000.

Loss from Operations

As a result of the foregoing, for the year ended October 31, 2022, loss from operations amounted to $5,068,914, as compared to $2,253,804 for the year ended October 31, 2021, resulting in a change of $2,815,110, or 124.9%.

Other Income (Expense)

Other income (expense) primarily includes interest income from third party and related party, and miscellaneous expense and income. Other income, net, totaled $408,364 for the year ended October 31, 2022, as compared to $333,756 for the year ended October 31, 2021, an increase of $74,608, or 22.4%, which was attributable to an increase in interest income of approximately $119,000, offset by a decrease in other income of approximately $45,000.

Income Taxes

Our income tax expense is mainly attributable to the VIE in China, TRX ZJ, and its subsidiaries, NDB Technology, TYDW Technology, Hengbang Insurance, and AKS Consulting, all of which are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. In the years ended October 31, 2022 and 2021, NDB Technology, TYDW Technology and Hengbang Insurance were each recognized as small low-profit enterprises and received a preferential income tax rate. AKS Consulting is subject to a preferential income tax rate of 0% from June 2021 through its dissolution in October 2022.

Income taxes expense was $23,639 for the year ended October 31, 2022, as compared to $24,529 for the year ended October 31, 2021, a decrease of $890, or 3.6%. The decrease in income taxes expense was primarily attributable to decrease in taxable income generated by our operating entities.

Net Loss

As a result of the factors described above, our net loss was $4,684,189 for the year ended October 31, 2022, as compared to $1,944,577 for the year ended October 31, 2021, a change of $2,739,612, or 140.9%.

Net Loss Attributable to Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of October 31, 2022, these two individuals owned in the aggregate 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The net loss attributable to Non-controlling Interest was $32 and $28 for the years ended October 31, 2022 and 2021, respectively.

Net Loss Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $4,684,157 or $1.81 per share (basic and diluted) for the year ended October 31, 2022, as compared with $1,944,549 or $1.13 per share (basic and diluted) for the year ended October 31, 2021, a change of $2,739,608 or 140.9%.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of TRX and TRX HK is the U.S. dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translation, which is a non-cash adjustment, we reported a foreign currency translation loss of $3,717,478 and a foreign currency translation gain of $214,123 for the years ended October 31, 2022 and 2021, respectively. This non-cash loss/gain had the effect of increasing/decreasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $8,401,667 and $1,730,454 for the years ended October 31, 2022 and 2021, respectively.

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

Revenues

As a broker of insurance products, TRX ZJ derives revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. In addition, TRX ZJ generates risk management revenue from provision of insurance related risk management services. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive (loss) income.

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

For the years ended October 31, 2021 and 2020, general and administrative expenses consisted of the following:

	Years Ended October 31,		Changes in
	2021	2020	Amount	Percentage
Professional fees	$1,011,053	$94,363	$916,690	971.5%
Compensation and related benefits	948,900	743,062	205,838	27.7%
Rent and related utilities	227,845	196,973	30,872	15.7%
Directors’ and officers' liability insurance premium	130,212	-	130,212	100.0%
Travel and entertainment	41,667	9,366	32,301	344.9%
Depreciation and amortization	27,447	27,829	(382)	(1.4)%
Others	139,800	59,400	80,400	135.4%
	$2,526,924	$1,130,993	$1,395,931	123.4%
●	For the year ended October 31, 2021, professional fees increased by $916,690, or 971.5%, as compared to the year ended October 31, 2020. For the year ended October 31, 2021, professional fees primarily consisted of legal fees, accounting fees, audit fee, consulting fees, investor relations service charges and other fees incurred for services related to being a public company. We became a public company in January 2021. We expect that our professional fees will continue to increase in the near future.
●	For the year ended October 31, 2021, compensation and related benefits increased by $205,838, or 27.7%, as compared to the year ended October 31, 2020. We started to pay salaries to our chief executive officer and chief financial officer in January 2021 when we became a public reporting company in the United States. For the year ended October 31, 2020, we did not incur nor were required to pay any salary to our chief executive officer and chief financial officer. For the years ended October 31, 2021 and 2020, compensation and related benefits were for our employees only, which did not include the amount of commissions incurred and or paid to sales agents whom we have a contractual relationship with and are not our employees. We expect that our compensation and related benefits will continue to increase in the near future.

●	For the year ended October 31, 2021, rent and related utilities increased by $30,872, or 15.7%, as compared to the year ended October 31, 2020. In fiscal year of 2020, we received COVID-19 rent forgiveness; we did not receive any rent abatement in fiscal year of 2021.

●	For the year ended October 31, 2021, directors’ and officers’ liability insurance premium increased by $130,212, or 100.0%, as compared to the year ended October 31, 2020. Beginning in January 2021 when we became a public company in the United States, we incurred directors’ and officers’ liability insurance fee.

●	For the year ended October 31, 2021, travel and entertainment expenses increased by $32,301, or 344.9%, as compared to the year ended October 31, 2020. The increase was mainly due to increased business travel activities and entertainment expenditures incurred in fiscal year of 2021.

●	For the year ended October 31, 2021, depreciation and amortization decreased by $382, or 1.4%, as compared to the year ended October 31, 2020.

●	Other general and administrative expenses were primarily comprised of office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the year ended October 31, 2021, other general and administrative expenses increased by $80,400, or 135.4%, as compared to the year ended October 31, 2020. The increase was mainly attributable to an increase in office supplies of approximately $29,000, an increase in office decoration of approximately $19,000, an increase in miscellaneous taxes of approximately $12,000, and an increase in other miscellaneous items of approximately $20,000.

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

Income Taxes

Our income tax expense is mainly attributable to the VIE in China, TRX ZJ, and its subsidiaries, NDB Technology, TYDW Technology, HH Consulting, Hengbang Insurance, and AKS Consulting, all of which are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. In the years ended October 31, 2021 and 2020, NDB Technology, TYDW Technology and Hengbang Insurance were each recognized as small low-profit enterprises and received a preferential income tax rate. AKS Consulting is subject to a preferential income tax rate of 0% for a period of five years since generating revenues, as it was incorporated in the Horgos Economic District, Xinjiang province. HH Consulting was subject to a preferential income tax rate of 0% from June 2018 through its dissolution in July 2020.

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

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At October 31, 2022 and 2021, we had cash, cash equivalents, and restricted cash of approximately $695,000 and $30,844,000, respectively. These funds are mainly kept in financial institutions located in China.

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

The following table sets forth a summary of changes in our working capital from October 31, 2021 to October 31, 2022:

	October 31,	October 31,	Changes in
	2022	2021	Amount	Percentage
Working capital:
Total current assets	$34,858,624	$31,630,139	$3,228,485	10.2%
Total current liabilities	1,494,088	1,117,716	376,372	33.7%
Working capital	$33,364,536	$30,512,423	$2,852,113	9.3%

Our working capital increased by $2,852,113 to $33,364,536 at October 31, 2022 from $30,512,423 at October 31, 2021. The increase in working capital was primarily attributable to a significant increase in short-term investments of approximately $26,180,000, due to our purchase of short-term investments in fiscal year 2022, an increase in note receivables and related interest receivables of approximately $7,762,000, which was primarily attributable to the reclassification of note receivables and related interest receivables from non-current to current, a decrease in operating lease liabilities of approximately $332,000 primarily driven by early termination of lease agreements in fiscal year 2022, offset by a significant decrease in cash of approximately $30,022,000 mainly due to the purchase of short-term investments in fiscal year 2022, a decrease in restricted cash of approximately $127,000, a decrease in accounts receivable of approximately $270,000 resulting from collection efforts in fiscal year 2022, a decrease in other current assets of approximately $297,000 which was mainly attributable to the decrease in prepaid directors’ and officers’ liability insurance premium of approximately $214,000 resulting from amortization of prepaid premium in fiscal year 2022 and the decrease in recoverable VAT of approximately $34,000 and the decrease on other miscellaneous receivables of approximately $49,000, an increase in salary payable of approximately $322,000, an increase in accrued liabilities and other payables of approximately $289,000 which was mainly attributable to the increase in accrued professional service fees of approximately $229,000 driven by increased professional service providers and the increase in other miscellaneous payables of approximately $60,000, and an increase in due to related parties of approximately $124,000 resulting from the increase in expense paid by related parties on behalf of us in fiscal year 2022.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Fiscal Year Ended October 31, 2022 Compared to the Fiscal Year Ended October 31, 2021

The following summarizes the key components of our cash flows for the years ended October 31, 2022 and 2021:

	Years Ended October 31,
	2022	2021
Net cash used in operating activities	$(198,760)	$(1,363,938)
Net cash used in investing activities	(28,897,466)	(7,503,411)
Net cash provided by (used in) financing activities	-	32,642,481
Effect of exchange rate on cash, cash equivalents and restricted cash	(1,052,173)	145,014
Net (decrease) increase in cash, cash equivalents and restricted cash	$(30,148,399)	$23,920,146

Net cash flow used in operating activities for the year ended October 31, 2022 was $198,760, which primarily reflected our consolidated net loss of approximately $4,684,000, and the changes in operating assets and liabilities mainly consisting of an increase in interest receivables of approximately $149,000, and a decrease in operating lease liabilities of approximately $189,000, offset by a decrease in accounts receivable of approximately $254,000 resulting from collection efforts in fiscal 2022, a decrease in other assets of approximately $496,000, which was primarily attributable to the decrease in prepaid directors’ and officers’ liability insurance premium of approximately $214,000 resulting from amortization of prepaid premium in fiscal year 2022 and the decrease in prepaid professional fees of approximately $157,000 driven by recognition as expense in fiscal year 2022 and the decrease in recoverable VAT of approximately $34,000 and the decrease on other miscellaneous receivables of approximately $91,000, an increase in salary payable of approximately $349,000, an increase in accrued liabilities and other payables of approximately $305,000, which was mainly attributable the increase in accrued professional service fees of approximately $229,000 driven by increased professional service providers and the increase in other payables of approximately $76,000, and an increase in due to related parties of approximately $126,000 resulting from the increase in expense paid by related parties on behalf of us in fiscal year 2022, and the add-back of non-cash items mainly consisting of amortization of right-of-use assets of approximately $185,000, impairment loss of approximately $124,000, and stock-based compensation and service expense of approximately $2,889,000.

Net cash flow used in operating activities for the year ended October 31, 2021 was $1,363,938, which primarily reflected our consolidated net loss of approximately $1,945,000, and the changes in operating assets and liabilities mainly consisting of an increase in interest receivables of approximately $113,000, a decrease in accrued liabilities and other payables of approximately $123,000, and a decrease in operating lease liabilities of approximately $194,000, offset by a decrease in accounts receivable of approximately $969,000 driven by our efforts at collection, and the add-back of non-cash item mainly consisting of amortization of right-of-use assets of approximately $228,000.

Net cash flow used in investing activities was $28,897,466 for the year ended October 31, 2022 as compared to $7,503,411 for the year ended October 31, 2021. During the year ended October 31, 2022, we made payment for purchase of property and equipment of approximately $2,000 and made payments for purchase of short-term investments of approximately $29,012,000, offset by proceeds received from sale of short-term investments of approximately $117,000. During the year ended October 31, 2021, we made payment for purchase of property and equipment of approximately $3,000 and made investment in a note receivable of $7,500,000.

Net cash flow provided by financing activities was $0 for the year ended October 31, 2022 as compared to $32,642,481 for the year ended October 31, 2021. During the year ended October 31, 2022, we received proceeds from related parties’ borrowings of approximately $225,000, offset by repayment made for related parties’ borrowings of approximately $225,000. During the year ended October 31, 2021, we received proceeds from note payable of approximately $76,000 and proceeds from related parties’ borrowings of approximately $1,894,000, and proceeds from equity offerings of approximately $36,863,000, offset by repayment made for note payable of approximately $76,000 and repayment made for related parties’ borrowings of approximately $2,272,000, and disbursements for equity offering costs of approximately $3,842,000.

Cash Flows for the Fiscal Year Ended October 31, 2021 Compared to the Fiscal Year Ended October 31, 2020

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

Net cash flow used in operating activities for the year ended October 31, 2021 was $1,363,938, which primarily reflected our consolidated net loss of approximately $1,945,000, and the changes in operating assets and liabilities mainly consisting of an increase in interest receivables of approximately $113,000, a decrease in accrued liabilities and other payables of approximately $123,000, and a decrease in operating lease liabilities of approximately $194,000, offset by a decrease in accounts receivable of approximately $969,000 driven by our efforts at collection, and the add-back of non-cash item mainly consisting of amortization of right-of-use assets of approximately $228,000.

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

Net cash flow used in investing activities was $7,503,411 for the year ended October 31, 2021 as compared to $3,457 for the year ended October 31, 2020. During the year ended October 31, 2021, we made payment for purchase of property and equipment of approximately $3,000 and made payment for a note receivable of $7,500,000 to a third party. During the year ended October 31, 2020, we made payment for purchase of property and equipment of approximately $3,000 and made payments for notes receivable – related party of approximately $17,159,000, offset by proceed received from repayments of notes receivable – related party of approximately $17,159,000.

Net cash flow provided by financing activities was $32,642,481 for the year ended October 31, 2021 as compared to net cash flow used in financing activities of $478,245 for the year ended October 31, 2020. During the year ended October 31, 2021, we received proceeds from note payables of approximately $76,000 and proceeds from related parties’ borrowings of approximately $1,894,000, and proceeds from equity offerings of approximately $36,863,000, offset by repayment made for note payables of approximately $76,000 and repayment made for related parties’ borrowings of approximately $2,272,000, and disbursements for equity offering costs of approximately $3,842,000.  During the year ended October 31, 2020, we made payments for deferred offering costs of approximately $371,000 and made repayments for related parties’ borrowings of approximately $2,099,000, offset by proceed received from related parties’ borrowings of approximately $1,987,000 and shareholders’ contribution of $5,000.

Our capital requirements for the next twelve months primarily relate to working capital requirements, including salaries, fees related to third parties’ professional services, reduction of accrued liabilities, and the development of business opportunities. These uses of cash will depend on numerous factors including our revenue, and our ability to control costs. All funds received have been expended in the furtherance of growing the business. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●An increase in working capital requirements to finance our current business;
●The use of capital for development of business opportunities;
●Addition of personnel as the business grows; and
●The cost of being a public company.

As of October 31, 2022, we had $26.2 million in short-term investments which are investment in wealth management products which can be redeemed upon notice.

We estimate that based on current plans and assumptions, that our available cash will be sufficient to satisfy our anticipated cash requirements for the next twelve months under our present operating expectations through cash resource generating from our operations and cash available from sales of short-term investments.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows. The following tables summarize our contractual obligations as of October 31, 2022, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual Obligation:	Total	Less than 1 year	1-3 years	3-5 years	5+ years
Office leases commitment	$150,858	$95,329	$55,529	$—	$—
Total	$150,858	$95,329	$55,529	$—	$—

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

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenue and operating results have been impacted by exchange rate fluctuations between RMB and US dollars. For the years ended October 31, 2022 and 2021, we had unrealized foreign currency translation loss of approximately $3,717,000 and unrealized foreign currency translation gain of approximately $214,000, respectively, because of changes in the exchange rate.

Concentrations of Credit Risk

Currently, the Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations have been influenced by the political, economic and legal environment in China, and by the general state of China’s economy. The Company’s operations in China are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Inflation

As of the date of this report, the effect of inflation on our revenue and operating results was not significant.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zhe Wang*	40	Director, Chairman and Chief Executive Officer

Mingxiu Luan	36	Chief Financial Officer

Sheng Xu*	40	Director

Benjamin Andrew Cantwell	40	Independent Director

Michael J. Hamilton	75	Independent Director

Ning Wang	44	Independent Director

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

* Sheng Xu and Zhe Wang are spouses.

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended October 31, 2022, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive	Deferred
		Salary	Bonus	Awards	Awards	Plan	Compensation		Total
Name and Principal Position	Year	(US$)	(US$)	(US$)	(US$)	Compensation	Earnings	Other	(US$)
Zhe Wang	2022	150,000	—	880,390	—	—	—	—	1,030,390
CEO of the Company and TRX ZJ, director of the Company

Mingxiu Luan	2022	80,000	—	377,310	—	—	—	—	457,310
CFO of the Company and TRX ZJ,

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

Our current employment agreement with Zhe Wang, our CEO, is for a term of three years beginning on March 5, 2022, with an annual salary of US$150,000. Upon expiration of the current term, the agreement shall be automatically extended for one year.

Our current employment agreement with Mingxiu Luan, our CFO, is for a term of three years beginning on March 5, 2022, with an annual salary of US$80,000. Upon expiration of the current term, the agreement shall be automatically extended for one year.

Compensation of Directors

For fiscal year 2022, we compensated our independent directors an aggregated $44,253 in cash and $125,770 in stock awards for their services, and we compensated our director, Sheng Xu, $377,310 in stock awards for her services.

Share Incentive Plan

Our board of directors adopted the 2021 Performance Incentive Plan in December 2021, effective as of December 2, 2021, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Performance Incentive Plan, or 2021 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 1,000,000 Class A Ordinary Shares.

As of the date of this annual report, we granted 997,200 Class A Ordinary Shares to qualified persons under the 2021 Plan.

The following describes the principal terms of the 2021 Plan.

Types of awards

The 2021 Plan permits the awards of cash, shares, share options, or any similar securities with a value derived from the value of or related to the Class A Ordinary Shares and/or returns thereon.

Plan administration

Our board of directors or a committee of one or more members of the board of directors administers the 2021 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement

Each awards granted under the 2021 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations, which may include the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility

We may grant awards to our employees, directors and consultants of our Company, and other individuals, as determined by the plan administrator.

Vesting schedule

In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of options

The plan administrator determines the exercise price for each award, which is stated in the award agreement.

C. Board Practices

Board of Directors

Our board of directors consists of five directors.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties at common law, including, but not limited to a duty to act honestly, in good faith and with a view to our best interests. When exercising powers or performing duties as a director, our directors also have a duty to exercise the care, diligence and skills that a reasonable director would exercise in comparable circumstances, taking into account, without limitation, the nature of the company, the nature of the decision, the position of the director and the nature of the responsibilities undertaken by him. In exercising the powers of a director, our directors must exercise their powers for a proper purpose and shall not act or agree to the company acting in a manner that contravenes our amended and restated memorandum and articles of association or the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”).

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

Terms of Directors and Executive Officers

Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next following annual meeting of shareholders at which time such director is eligible for reelection. Outside of certain specified circumstances, including a director becoming bankrupt or of unsound mind or resigning by notice in writing to the Company, a director may only be removed by the shareholders. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Qualification

There is currently no shareholding qualification for directors.

Insider Participation Concerning Executive Compensation

Our board of directors, which is comprised of five directors, makes all determinations regarding executive officer compensation.

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

D. Employees

We had 30 employees as of March 1, 2023. We had 22, 50, and 64 employees as of October 31, 2022, 2021, and 2020, respectively. The decrease in the number of employee in fiscal year 2022 was due to the negative impact of the COVID-19 pandemic that disrupted the normal operations of the Company.  The following table sets forth the number of our employees by function as of January 31 2023:

	Number of
	Employees	% of Total
Management and administrative staff	3	10.00
Financial and accounting staff	5	16.7
Sales and marketing staff	21	70.00
Other	1	3.3

Total	30	100.0

As of March 1, 2023, in addition to 20 sales agents as our permanent employees, we had contractual relationships with 169 sales agents. These sales agents are not our employees and are only compensated via commissions on sales. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions we continue to receive from insurance companies for the rest of the premium payment period.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 15, 2023 by:

●each of our directors and executive officers; and

●each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on an aggregate of 3,024,745 Class A Ordinary Shares and 250,000 Class B Ordinary Shares issued and outstanding as of March 15, 2023, including 997,200 Class A Ordinary Shares awarded under our 2021 Performance Incentive Plan.

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

					Percent of
					Total
					Voting
	Ordinary Shares Beneficially Owned				Power
	Class A		Class B
	Number	%	Number	%	Number %
Directors And Executive Officers:
Zhe Wang(1)	246,500	7.53%	250,000	100%	63.08%
Mingxiu Luan	—%		—	—%	—%
Sheng Xu(2)	402,100	12.28%	—	—%	5.34%
Benjamin Andrew Cantwell	10,000	0.31%	—	—%	0.13%
Michael J. Hamilton	10,000	0.31%	—	—%	0.13%
Ning Wang	—%		—	—%	—%
All Directors and Executive Officers as a group (6 persons)	668,600	20.42%	250,000	100%	68.69%

Principal Shareholders:
Wang Investors Co. Ltd.(1)	106,500	3.25%	250,000	100%	61.22%
Xu Sheng Investors Co. Ltd.(2)	342,100	10.45%	—	—%	4.55%

The business address of our directors, executive officers, and principal shareholders is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(1)	Includes 140,000 owned by Zhe Wang, and 106,500 Class A Ordinary Shares and 250,000 Class B Ordinary Shares held by Wang Investors Co. Ltd., a British Virgin Islands company, wholly owned by Mr. Zhe Wang, our CEO and Chairman of the board of directors.
(2)	Includes 60,000 owned by Xu Sheng, and 342,100 Class A Ordinary Shares held by Xu Sheng Investors Co. Ltd., a British Virgin Islands company, wholly owned by Ms. Sheng Xu, our director.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Contractual Arrangements between WFOE and TRX ZJ

See “Item 4. INFORMATION ON THE COMPANY-C. Organizational Structure.”

Material Transactions with Related Parties

Services Provided by Related Parties

During the years ended October 31, 2021 and 2020, the Company’s related parties provided selling and marketing services to the Company. The Company recognized related party selling and marketing expenses of $1,129 and $38,426 for the years ended October 31, 2021 and 2020, respectively, which have been included in selling and marketing on the accompanying consolidated statements of operations and comprehensive (loss) income.

The Company did not receive any service from any related party during the year ended October 31, 2022.

Office Space from Related Party

In the fiscal years ended October 31, 2022, 2021 and 2020, the Company leases office space from WDZG Consulting, which owns 100% of TRX ZJ. For the years ended October 31, 2022, 2021 and 2020, rent expense related to office leases from WDZG Consulting amounted approximately $4,000, $20,000 and $14,000, respectively, which have been included in general and administrative – other on the accompanying consolidated statements of operations and comprehensive (loss) income.

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

The Company did not make any loans to any related party in fiscal years 2022 and 2021.

The interest income related to related party notes was $102,074 for the year ended October 31, 2020 which has been included in interest income – related party on the accompanying consolidated statements of operations and comprehensive (loss) income.

In fiscal year 2022, the Company borrowed $225,171 from related parties for working capital needs and repaid $225,171 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In fiscal year 2021, the Company borrowed $2,013,818 from related parties for working capital needs and repaid $2,272,145 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In fiscal year 2020, the Company borrowed $2,128,705 from related parties for working capital needs and repaid $2,099,420 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

Due from Related Party

At the date of this annual report, October 31, 2022, 2021, and 2020, amount due from related party consisted of the following:

	As of the Date of	October 31,	October 31,	October 31,
Name of related party	This Annual Report	2022	2021	2020
Wei Chen (*)	$1,369	$1,369	$—	$—
	$1,369	$1,369	$—	$—

(*) Wei Chen is the Company’s manager.

The balance of due from such related party was short-term in nature, unsecured, repayable on demand, and bears no interest. Management believes that the related party receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its due from related party at October 31, 2022. The Company historically has not experienced an uncollectible receivable from the related party.

Due to Related Parties

At the date of this annual report, October 31, 2022, 2021, and 2020, amount due to related parties consisted of the following:

	As of the Date of	October 31,	October 31,	October 31,
Name of related party	This Annual Report	2022	2021	2020
Beijing Ruibozhongying Technology Development Co., Ltd. (1)	$—	$—	$—	$238,642
WDZG Consulting	9,449	9,449	2,564	2,455
Fan Shen (2)	578	578	—	—
Xiangchun Ruan (2)	10,955	10,955	—	—
Baohai Xu	230,986	105,500	—	—
Kui Che (2)	48	48	—	—
	$252,016	$126,530	$2,564	$241,097
(1)	An entity controlled by WDZG Consulting.
(2)	Fan Shen, Xiangchun Ruan, Baohai Xu and Kui Che are the Company’s managers.

The balance of due to related parties represents expenses paid by these related parties on behalf of the Company. The related parties’ payable is short-term in nature, non-interest bearing, unsecured and repayable on demand.

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

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 27, 2021. Our Class A Ordinary Shares trade under the symbol “TIRX.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares have been listed on the Nasdaq Capital Market since January 27, 2021. Our Class A Ordinary Shares trade under the symbol “TIRX.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Share Consolidation in October 2022

On October 28, 2022, at the annual general meeting of the Company's shareholders (“2022 AGM”), the shareholders of the Company resolved (among other things) that:

(i)	the authorised share capital of the Company be amended from US$50,000 divided into 50,000,000 shares comprising 47,500,000 Class A Ordinary Shares of US$0.001 each and 2,500,000 Class B Ordinary Shares of US$0.001 each to US$50,000 divided into 10,000,000 shares comprising 9,500,000 Class A Ordinary Shares of US$0.005 each and 500,000 Class B Ordinary Shares of US$0.005 each, so that every shareholder holding 5 Ordinary Shares of US$0.001 each will hold 1 Ordinary Share of US$0.005 upon the consolidation taking effect, such consolidated shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Ordinary Shares of US$0.001 each in the capital of the Company as set out in the Amended and Restated Memorandum and Articles of Association (the “Share Consolidation”), with such Share Consolidation to be effective on such date as determined by the board of directors, which date must be on or before November 18, 2022 (the “Effective Date”); and
(ii)	*upon the Share Consolidation becoming effective, any fractional shares resulting from the Share Consolidation be rounded up such that each shareholder will be entitled to receive one Ordinary Share in lieu of the fractional share that would have resulted from the Share Consolidation and that the Company satisfy from any lawfully available reserves (including retained earnings) the par value of such fractional shares required to be issued to make up a whole $0.005 Ordinary Share.

* The Company issued an additional 7,545 Class A Ordinary Shares resulting from the rounding up of the fractional shares.

On November 4, 2022, in accordance with the above resolutions passed at the 2022 AGM, the directors of the Company resolved to set the Effective Date of the 5:1 Share Consolidation as November 16, 2022 and accordingly, the 5:1 Share Consolidation was effected on November 16, 2022.

B. Memorandum and Articles of Association

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands and our affairs are governed by our Amended and Restated Memorandum and Articles of Association, as amended and restated from time to time, and the Cayman Companies Act, and the common law of the Cayman Islands.

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and the Cayman Companies Act insofar as they relate to the material terms of our Ordinary Shares.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$50,000 divided into 10,000,000 shares, comprising (i) 9,500,000 Class A Ordinary Shares, par value of $0.005 per share, and (ii) 500,000 Class B Ordinary Shares, par value of $0.005 per share.

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

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, at a general meeting of the Company, each holder of Class A Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) has one vote for each Class A Ordinary Share which such shareholder holds and each holder of Class B Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) has 18 votes for each Class B Ordinary Share which such shareholder holds. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

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

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may only be materially varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

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

Transfer of Ordinary Shares

Subject to the restrictions contained in our articles, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by any designated stock exchange or in any other form approved by our board of directors and may be under hand or by electronic machine imprinted signature or by such other manner of execution as our board of directors may approve from time to time.

Our board of directors may, in its absolute discretion and without assigning any reason therefore, decline to register any transfer of shares to a person of whom they do not approve. The directors may also suspend the registration of transfers at such times and for such periods (not exceeding thirty days in aggregate in each year) as the directors may from time to time determine. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

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

A director may be appointed for a term expiring at the next-following annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the Board. Our directors will be elected by an ordinary resolution of our shareholders.

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

D. Exchange Controls

See “Item 4. INFORMATION ON THE COMPANY-B. Business Overview—Regulation— Regulations Relating to Foreign Exchange.”

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

People’s Republic of China Taxation

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “ITEM 8. FINANCIAL INFORMATION-Dividend Policy.”

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Beijing Jingsh Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed to be a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of October 31, 2022, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks and note receivable made to a third party company. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

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

B. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333- 235727) in relation to the initial public offering of 3,000,000 Class A Ordinary Shares at an initial public offering price of $4.00 per Class A Ordinary Share (or 600,000 Class A Ordinary Shares at an initial public offering price of $20.00 per Class A Ordinary Share, reflecting the 1-for-5 share consolidation that took effect on November 16, 2022). Our initial public offering closed on January 29, 2021. Network 1 Financial Securities, Inc. was the representative of the underwriters for our initial public offering. On February 2, 2021, Network 1 Financial Securities, Inc. exercised the over-allotment option to purchase an additional 75,000 Class A Ordinary Shares (or 15,000 Class A Ordinary Shares reflecting the 1-for-5 share consolidation that took effect on November 16, 2022). The closing for the sale of the over-allotment shares took place on February 4, 2021. We received net proceeds of approximately $10.01 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on January 26, 2021. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $2.41 million, which included approximately $1.05 million in underwriting discounts for the initial public offering and approximately $1.36 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have used $1,264,890 from our initial public offering for general operating purpose.

In June 2021, we received net proceeds of approximately US$22.2 million through follow-on public offerings in connection with two registration statements on Form F-1, as amended (File Nos. 333-256574 and 333-256734). The offerings were priced at US$7.50 per unit, with each unit consisting of one Class A Ordinary Share and one warrant to purchase one share of the Company’s Class A Ordinary Share. The total expenses incurred for our Company’s account in connection with these offerings was approximately US$2.4 million, which included US$1.6 million in placement agent fees and approximately US$0.8 million in other costs and expenses for these offerings. Univest Securities, LLC was the placement agent for these offerings. None of the transaction expenses in connection with these offerings included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the follow-on public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have yet to spend the proceeds as disclosed in the respective registration statements.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses and significant deficiencies identified below, as of October 31, 2022, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

In the course of preparing our consolidated financial statements for the years ended October 31, 2022, we identified several control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting as of October 31, 2022. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual consolidated financial statements will not be prevented or detected on a timely basis. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of October 31, 2022.

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

In light of these material weaknesses and significant deficiencies, our management and the Company’s outsourced U.S. GAAP financial reporting consultant performed additional analyses and procedures in order to conclude that the Company’s consolidated financial statements as of October 31, 2022, and for the year ended October 31, 2022 included in this Annual Report on Form 20-F were fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Company’s consolidated financial statements as of October 31, 2022, and for the year ended October 31, 2022 are fairly stated, in all material respects, in accordance with U.S. GAAP, which we concurred.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies”, which we also are, are not required to provide the auditor attestation report.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services billed by RBSM LLP, our independent registered public accounting firm, for the periods indicated.

	Year Ended October 31,
Services	2022	2021
	US$	US$
Audit Fees(1)	365,000	315,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other fees(4)	—	—

Total	365,000	315,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of TIAN RUIXIANG Holdings Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Second Amended and Restated Memorandum and Articles of Association

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-235727), as amended)

2.2	Form of Underwriter’s Warrant (January 2021 Offering) (incorporated herein by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-235727), as amended)

2.3	Form of Underwriter’s Warrant (June 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-256574), as amended)

2.4*	Description of Securities

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

4.13	2021 Performance Incentive Plan of the Registrant (incorporated by reference to Exhibit 10.1 to our registration statement on Form S-8 (File No. 333-261491)

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Beijing Jingshi Law Firm Liaocheng Office

15.2*	Consent of RBSM LLP

101.*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

**Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TIAN RUIXIANG Holdings Ltd

By:	/s/ Zhe Wang
Name:	Zhe Wang
Title:	Chairman, Chief Executive Officer, and Director
Date	March 15, 2023

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2022, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Tian Ruixiang Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tian Ruixiang Holding Ltd and Subsidiaries (the “Company”) as of October 31, 2022 and 2021, the related consolidated statements of operations and comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended October 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

March 15, 2023

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of October 31,
	2022	2021
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,508	$30,024,372
Restricted cash	692,734	819,269
Short-term investments	26,179,662	—
Accounts receivable	51,202	320,848
Note receivable	7,500,000	—
Interest receivable	262,192	—
Due from related party	1,369	—
Other current assets	168,957	465,650

Total Current Assets	34,858,624	31,630,139

NON-CURRENT ASSETS:
Note receivable	—	7,500,000
Interest receivable	—	113,014
Property and equipment, net	8,688	11,265
Intangible assets, net	—	147,538
Right-of-use assets, operating leases, net	143,438	760,229
Other non-current assets	20,078	188,281

Total Non-current Assets	172,204	8,720,327

Total Assets	$35,030,828	$40,350,466

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Taxes payable	$466,878	$493,196
Salary payable	424,987	103,168
Accrued liabilities and other payables	384,893	95,664
Due to related parties	126,530	2,564
Operating lease liabilities	90,800	423,124

Total Current Liabilities	1,494,088	1,117,716

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	54,718	237,848

Total Non-current Liabilities	54,718	237,848

Total Liabilities	1,548,806	1,355,564

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders' Equity:
Ordinary shares: $0.005 par value; 10,000,000 shares authorized;
Class A ordinary shares: $0.005 par value; 9,500,000 shares authorized; 2,537,200 shares issued and 2,527,200 shares outstanding at October 31, 2022; 2,020,000 shares issued and outstanding at October 31, 2021	12,636	10,100
Class B ordinary shares: $0.005 par value; 500,000 shares authorized; 250,000 shares issued and outstanding at October 31, 2022 and 2021	1,250	1,250
Additional paid-in capital	42,663,012	39,776,761
Less: ordinary stock held in treasury, at cost; 10,000 and 0 shares at October 31, 2022 and 2021, respectively	—	—
Accumulated deficit	(5,800,817)	(1,090,060)
Statutory reserve	226,253	199,653
Accumulated other comprehensive income (loss) income	(3,620,712)	96,709
Total TIAN RUIXIANG Holdings Ltd shareholders' equity	33,481,622	38,994,413
Non-controlling interest	400	489

Total Equity	33,482,022	38,994,902

Total Liabilities and Equity	$35,030,828	$40,350,466

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2022	2021	2020

REVENUES
Commissions	$1,324,655	$2,675,611	$2,954,798
Risk management services	27,254	115,006	294,546

Total Revenues	1,351,909	2,790,617	3,249,344

OPERATING EXPENSES
Selling and marketing	1,764,909	2,517,497	1,558,209
General and administrative - professional fees	1,185,930	1,011,053	94,363
General and administrative - compensation and related benefits	2,691,751	948,900	743,062
General and administrative - other	654,587	566,971	293,568
Impairment loss	123,646	—	—

Total Operating Expenses	6,420,823	5,044,421	2,689,202

(LOSS) INCOME FROM OPERATIONS	(5,068,914)	(2,253,804)	560,142

OTHER INCOME (EXPENSE)
Interest income	434,406	315,070	88,948
Interest income - related party	—	—	102,074
Other (expense) income	(26,042)	18,686	8,991

Total Other Income, net	408,364	333,756	200,013

(LOSS) INCOME BEFORE INCOME TAXES	(4,660,550)	(1,920,048)	760,155

INCOME TAXES	23,639	24,529	126,055

NET (LOSS) INCOME	$(4,684,189)	$(1,944,577)	$634,100

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(32)	(28)	(3)

NET (LOSS) INCOME ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(4,684,157)	$(1,944,549)	$634,103

COMPREHENSIVE (LOSS) INCOME:
NET (LOSS) INCOME	(4,684,189)	(1,944,577)	634,100
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation (loss) gain	(3,717,478)	214,123	420,719
COMPREHENSIVE (LOSS) INCOME	$(8,401,667)	$(1,730,454)	$1,054,819
LESS: COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(89)	(6)	21
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(8,401,578)	$(1,730,448)	$1,054,798

NET (LOSS) INCOME PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted *	$(1.81)	$(1.13)	$0.63

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted *	2,593,276	1,722,123	1,000,000

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended October 31, 2022, 2021 and 2020

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS' EQUITY
	Ordinary Shares					Treasury Stock		Retained		Accumulated
	Class A		Class B		Additional	Number		Earnings		Other
	Number of		Number of		Paid-in	of		(Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit)	Reserve	(Loss) Income	Interest	Equity

Balance, October 31, 2019	750,000	$3,750	250,000	$1,250	$7,691,468	—	$—	$301,250	$118,789	$(538,087)	$474	$7,578,894

Capital contribution from shareholders	—	—	—	—	5,000	—	—	—	—	—	—	5,000

Appropriation to statutory reserve	—	—	—	—	—	—	—	(51,277)	51,277	—	—	—

Net income (loss) for the year	—	—	—	—	—	—	—	634,103	—	—	(3)	634,100

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	420,695	24	420,719

Balance, October 31, 2020	750,000	3,750	250,000	1,250	7,696,468	—	—	884,076	170,066	(117,392)	495	8,638,713

Sales of ordinary shares from the initial public offering, net of offering costs of $2,413,701	615,000	3,075	—	—	9,883,224	—	—	—	—	—	—	9,886,299

Sales of securities from the June 2021 public offering, net of offering costs of $2,362,156	655,000	3,275	—	—	22,197,069	—	—	—	—	—	—	22,200,344

Appropriation to statutory reserve	—	—	—	—	—	—	—	(29,587)	29,587	—	—	—

Net income (loss) for the year	—	—	—	—	—	—	—	(1,944,549)	—	—	(28)	(1,944,577)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	214,101	22	214,123

Balance, October 31, 2021	2,020,000	10,100	250,000	1,250	39,776,761	—	—	(1,090,060)	199,653	96,709	489	38,994,902

Issuance of ordinary share for services	507,200	2,536	—	—	2,886,251	—	—	—	—	—	—	2,888,787

Treasury stock purchase	—	—	—	—	—	10,000	—	—	—	—	—	—

Appropriation to statutory reserve	—	—	—	—	—	—	—	(26,600)	26,600	—	—	—

Net loss for the year	—	—	—	—	—	—	—	(4,684,157)	—	—	(32)	(4,684,189)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(3,717,421)	(57)	(3,717,478)

Balance, October 31, 2022	2,527,200	$12,636	250,000	$1,250	$42,663,012	10,000	$—	(5,800,817)	$226,253	$(3,620,712)	$400	$33,482,022

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(4,684,189)	$(1,944,577)	$634,100
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation expense and amortization of intangible assets	22,853	27,447	27,829
Amortization of right-of-use assets	185,421	227,661	199,709
Impairment loss	123,646	696	—
Stock-based compensation and service expense	2,888,787	—	—
Changes in operating assets and liabilities:
Accounts receivable	254,109	969,374	(1,021,727)
Security deposit	37,853	(43,750)	2,837
Interest receivable	(149,178)	(113,014)	—
Due from related party	(1,511)	—	—
Other assets	495,668	(74,120)	(8,582)
Taxes payable	36,553	(78,932)	204,532
Salary payable	349,436	—	—
Accrued liabilities and other payables	304,576	(123,052)	108,765
Due to related parties	126,228	12,025	(6,970)
Operating lease liabilities - related party	—	(29,355)	(25,834)
Operating lease liabilities	(189,012)	(194,341)	(162,828)

NET CASH USED IN OPERATING ACTIVITIES	(198,760)	(1,363,938)	(48,169)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,346)	(3,411)	(3,457)
Purchase of short-term investments	(29,011,783)	-	—
Proceeds from sale of short-term investments	116,663	-	—
Investment in note receivable	—	(7,500,000)	—
Payments of notes receivable - related party	—	-	(17,158,967)
Proceeds received from repayments of notes receivable - related party	—	-	17,158,967

NET CASH USED IN INVESTING ACTIVITIES	(28,897,466)	(7,503,411)	(3,457)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable	—	75,581	—
Repayment of note payable	—	(75,581)	—
Proceeds from related parties' borrowings	225,171	1,893,932	1,987,256
Repayments of related parties' borrowings	(225,171)	(2,272,145)	(2,099,420)
Proceeds from initial public offering	—	12,300,000	—
Disbursements for initial public offering costs	—	(1,489,388)	(371,081)
Proceeds from the June 2021 public offering	—	24,562,500	—
Disbursements for the June 2021 public offering costs	—	(2,352,418)	—
Capital contribution from shareholders	—	—	5,000

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	—	32,642,481	(478,245)

EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,052,173)	145,014	486,780

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(30,148,399)	23,920,146	(43,091)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of year	30,843,641	6,923,495	6,966,586

CASH, CASH EQUIVALENTS AND RESTRICTED CASH - end of year	$695,242	$30,843,641	$6,923,495

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$22	$725	$—
Income taxes	$—	$2,251	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Payments made by related parties on the Company’s behalf	$—	$119,886	$141,449

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents at beginning of year	$30,024,372	$6,137,689	$6,243,029
Restricted cash at beginning of year	819,269	785,806	723,557
Total cash, cash equivalents and restricted cash at beginning of year	$30,843,641	$6,923,495	$6,966,586

Cash and cash equivalents at end of year	$2,508	$30,024,372	$6,137,689
Restricted cash at end of year	692,734	819,269	785,806
Total cash, cash equivalents and restricted cash at end of year	$695,242	$30,843,641	$6,923,495

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

TIAN RUIXIANG Holdings Ltd (“TRX” or the “Company”) is a holding company incorporated in the Cayman Islands on March 5, 2019. The Company, through a variable interest entity (“VIE”), Zhejiang Tianruixiang Insurance Broker Co., Ltd. (“TRX ZJ”), operates as a broker to sell insurance products in the People’s Republic of China (“PRC” or “China”).   TRX ZJ was established on January 18, 2010 and formed four subsidiaries in PRC at the following dates:

●	Needbao (Beijing) Network Technology Co., Ltd. (“NDB Technology”), incorporated on December 1, 2016 in Beijing and wholly-owned by TRX ZJ
●	Tianyi Duowen (Beijing) Network Technology Co., Ltd. (“TYDW Technology”), incorporated on December 12, 2016 in Beijing and wholly-owned by TRX ZJ
●	Hebei Hengbang Insurance Assessment Co., Ltd. (“Hengbang Insurance”), incorporated on October 27, 2015 in Shijiazhuang and owned 99.8% by TRX ZJ
●	Horgos Arxo Management Consulting Co., Ltd. (“AKS Consulting”), incorporated on June 28, 2021 in Horgos Economic District, Xinjiang province and wholly-owned by TRX ZJ, and dissolved on October 8, 2022

TYDW Technology, Hengbang Insurance, and AKS Consulting had not generated any revenues since the dates of their incorporation or acquisition through October 31, 2022 or dissolution.

On March 20, 2019, TRX established a wholly owned subsidiary in Hong Kong, TRX Hong Kong Investment Limited (“TRX HK”), which is a holding company. On April 30, 2019, TRX HK established a Wholly Foreign-Owned Enterprise in China, Beijing Tianruixiang Management Consulting Co., Ltd. (“TRX BJ” or “WFOE”).

On May 20, 2019, TRX BJ entered into a series of contractual arrangements, or VIE agreements with TRX ZJ and the sole equity holder of TRX ZJ, through which the Company obtained control and became the primary beneficiary of TRX ZJ for accounting purpose only under the U.S. GAAP, hereinafter referred to as the Reorganization. As a result, TRX ZJ became the Company’s VIE.

On May 20, 2019, the Company completed its reorganization of the entities under the common control of two majority shareholders, Mr. Zhe Wang and Mrs. Sheng Xu, who is Mr. Zhe Wang’s wife, through their 100% controlled entities incorporated in the British Virgin Islands (“BVI”), and indirectly owned a majority of the equity interests of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries prior to and after the Reorganization. The Company was established as a holding company of TRX BJ. TRX BJ is the primary beneficiary of TRX ZJ for accounting purposes only, and all of these entities are under the common control of the Company’s ultimate controlling shareholders before and after the Reorganization, which resulted in the consolidation of the Company and was accounted for as a reorganization of entities under common control at carrying value and for accounting purposes, the reorganization was accounted for as a recapitalization.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS (continued)

VIE Agreements with TRX ZJ (continued)

Contracts that enable the Company to receive substantially all of the economic benefits from the VIE (continued)

Exclusive Business Cooperation and Service Agreement (continued)

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
VIE's subsidiaries:
NDB Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 1, 2016
TYDW Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 12, 2016
Hengbang Insurance	A PRC limited liability company	99.8% owned by TRX ZJ
Incorporated on October 27, 2015
AKS Consulting	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on June 28, 2021 and dissolved on October 8, 2022

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

Significant estimates during the years ended October 31, 2022, 2021 and 2020 include the allowance for doubtful accounts, the useful life of property and equipment and intangible assets, assumptions used in assessing impairment of long-term assets, valuation of deferred tax assets and the associated valuation allowances, the determination of the fair value of the warrants, and valuation of stock-based compensation.

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

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at face value or cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Assets and liabilities measured at fair value on a recurring basis. Short-term investments are measured at fair value on a recurring basis. These assets are measured at fair value on an ongoing basis.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table provides these assets carried at fair value, measured as of October 31, 2022:

	Quoted Price in	Significant Other	Significant
	Active Markets	Observable Inputs	Unobservable Inputs	Balance at October 31,
	(Level 1)	(Level 2)	(Level 3)	2022
Short-term investments	$—	$26,179,662	$—	$26,179,662

The Company did not have any short-term investment at October 31, 2021.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in banks, savings, deposit accounts, and all highly liquid instruments with a maturity of three months or less when purchased and money market accounts.

At October 31, 2022 and 2021, the Company’s cash balances by geographic area were as follows:

Country:	October 31, 2022		October 31, 2021
China	$1,917	76.4%	$29,966,611	99.8%
Hong Kong	591	23.6%	635	0.0%
United States	—	—	57,126	0.2%
Total cash	$2,508	100.0%	$30,024,372	100.0%

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less when purchased and money market accounts to be cash equivalents. The Company had no cash equivalents at October 31, 2022 and 2021.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash

In its capacity as an insurance broker, occasionally, the Company collects premiums from certain insureds and remits the premiums to the appropriate insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity bank account until disbursed by the Company to the respective insurance carriers. The unremitted funds are held in a bank for a short period of time. In addition, the Company as an insurance broker is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Insurance Regulatory Commission (“CIRC”) rules and regulations. As of October 31, 2022 and 2021, restricted cash amounted to $692,734 and $819,269, respectively.

Concentration of Credit Risk and Uncertainties

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals’ actions that have been and continue to be taken in response to the pandemic.

A portion of the Company’s cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $68,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At October 31, 2022, cash balances held in the PRC were RMB 5,072,967 (approximately $695,000), of which, RMB 4,541,882 (approximately $622,000) was not covered by such limited insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

The Company maintains a portion of its cash in bank and financial institution deposits within the U.S. that at times may exceed federally-insured limits of $250,000. The Company manages this credit risk by concentrating its cash balances in high quality financial institutions and by periodically evaluating the credit quality of the primary financial institutions holding such deposits. The Company has not experienced any losses in such bank accounts and believes it is not exposed to any significant risks on its cash in bank accounts. At October 31, 2022, the Company’s cash balances in United States bank accounts did not exceed the federally-insured limits.

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

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. A portion of the Company’s sales are credit sales to customers whose ability to pay are dependent upon the prevailing industry economics; however, concentration of credit risk with respect to trade accounts receivable is limited due to short-term payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Short-term Investments

Short-term investments are investments in wealth management products with underlying bonds offered by a private entity. The investments can be redeemed upon notice and their carrying values approximate their fair values. The income (loss) from sale of any investments and fair value change are recognized in the statement of operations.

The Company had short-term investments of $26,179,662 and $0 as of October 31, 2022 and 2021, respectively. Income from short term investments for the years ended October 31, 2022, 2021 and 2020 amounted to $282,968, $0 and $0, respectively, which was included in interest income on the accompanying consolidated statements of operations and comprehensive (loss) income.

The Company has redeemed these investments in full plus the interest income earned in February 2023.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Management believes that its accounts receivable are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its accounts receivable at October 31, 2022 and 2021.

Reserve for Policy Cancellations

Managements establishes the policy cancellation reserve based on historical and current data on cancellations. No allowance for cancellation has been recognized for our brokerage business as the Company estimates, based on its past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers.

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

In October 2022, the Company assessed its long-lived assets for any impairment and concluded that there were indicators of impairment as of October 31, 2022 and it calculated that the estimated undiscounted cash flows from the projected sales was less than the carrying amount of the intangible asset. Based on its analysis, the Company recognized an impairment loss of $123,646 for the year ended October 31, 2022, which reduced the value of intangible asset developed to $0. The Company did not record any impairment charge for the years ended October 31, 2021 and 2020, as there was no impairment indicator noted.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Revenue recognition criteria:

●	For insurance brokerage services fees, the distinct performance obligation is policy placement services. Billing is controlled by the insurance carriers, therefore, the data necessary to reasonably determine the revenue amounts is made available to the Company by the insurance carriers on a monthly basis. Insurance brokerage services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective; that is, when the signed insurance policy is in place and the premium is collected from the insured, which is confirmed by the insurance carriers with their monthly commissions statements submitted to the Company. The Company has met all the criteria of revenue recognition when the premiums are collected by it or the respective insurance carriers and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Company does not accrue any commissions prior to the receipt of the related premiums. Generally, at the time when the insurance policy is signed, it is difficult for us to assess the insured’s ability and intention to pay the premium due on the policy. Therefore, it is not possible for us to estimate if we will collect substantially all of the commissions to which we will be entitled in exchange for our insurance brokerage services. For this reason, we recognize revenue when the premiums are either collected by us or by the respective insurance carriers and not before, due to the specific practice in the industry.
●	The Company recognizes revenue by providing insurance related risk management services under written service contracts with its customers. Revenue related to its service offerings is recognized at a point in time when service is rendered.

No allowance for cancellation has been recognized for brokerage business, as the Company estimates, based on its past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellation of policies were 1.7%, 2.3% and 1.1% of the total commission revenue for the years ended October 31, 2022, 2021 and 2020, respectively.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company spent approximately 9, 12 and 12 hours in connection with the claim process services provided to the insureds for the years ended October 31, 2022, 2021 and 2020, respectively. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Disaggregation of Revenue

The following table sets forth the Company’s revenue based on services for the periods indicated:

	Years Ended October 31,
	2022	2021	2020
Insurance brokerage services	$1,324,655	$2,675,611	$2,954,798
Insurance related risk management services	27,254	115,006	294,546
Total revenues	$1,351,909	$2,790,617	$3,249,344

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee Benefits

The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs are incurred. Employee benefit costs totaled $146,431, $166,242 and $104,750 for the years ended October 31, 2022, 2021 and 2020, respectively.

Selling and Marketing Expenses

All costs related to selling and marketing are expensed as incurred. For the years ended October 31, 2022, 2021 and 2020, selling and marketing costs amounted to $1,764,909, $2,517,497and $1,558,209, respectively.

Advertising Costs

Advertising costs are expensed as incurred and included in the selling and marketing expenses. Advertising costs were $837,807, $2,466,239 and $1,117,918 for the years ended October 31, 2022, 2021 and 2020, respectively.

Stock-based Compensation

The Company follows the provisions of FASB ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of October 31, 2022 and 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of October 31, 2022, income tax returns for the tax years ended October 31, 2017 through October 31, 2021 remain open for statutory examination by PRC tax authorities. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense, if any. There were no such interest and penalties as of October 31, 2022 and 2021.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Translation and Transaction

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the parent company, TRX, and TRX HK, is the U.S. dollar and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive loss/income.

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

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating entities. The Company does not enter into any material transactions in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The consolidated balance sheet amounts, with the exception of equity, at October 31, 2022 and 2021 were translated at RMB 7.3029 to $1.00 and at RMB 6.4057 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended October 31, 2022, 2021 and 2020 were RMB 6.6166, RMB 6.4831 and RMB 6.9747 to $1.00, respectively.

Comprehensive (Loss) Income

Comprehensive (loss) income is comprised of net (loss) income and all changes to the statements of equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive (loss) income for the years ended October 31, 2022, 2021 and 2020 consisted of net (loss) income and unrealized (loss) gain from foreign currency translation adjustment.

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

Basic net (loss) income per ordinary share is computed by dividing net (loss) income available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net (loss) income per ordinary share is computed by dividing net (loss) income by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the years ended October 31, 2022 and 2021, potentially dilutive ordinary shares consisted of ordinary shares issuable upon the exercise of ordinary stock warrants (using the treasury stock method). The Company did not have any ordinary stock equivalents and potentially dilutive ordinary stock outstanding during the year ended October 31, 2020. Ordinary stock equivalents are not included in the calculation of diluted (loss) income per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Per Share Data (continued)

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Years Ended October 31,
	2022	2021	2020
Stock warrants	709,000	709,000	—
Potentially dilutive securities	709,000	709,000	—

Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of October 31, 2022, these two individuals aggregately owned 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control.

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and chairman of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company has determined that it has one reportable business segment. During the years ended October 31, 2022, 2021 and 2020, all of the Company’s customers are in the PRC and all revenue is derived from the provision of insurance brokerage services and insurance related risk management services.

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

Treasury Stock

Treasury stock purchases are accounted for under the cost method where the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares are credited or charged to paid-in-capital in excess of par value using the average-cost method.

Fiscal Year End

The Company has adopted a fiscal year end of October 31st.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on the previously reported financial position, results of operations and cash flows.

Reverse Stock Split

The Company effected a one-for-five reverse stock split on November 16, 2022. All share and per share information has been retroactively adjusted to reflect this reverse stock split.

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

The following consolidated financial information of the VIE and its subsidiaries as a whole as of October 31, 2022 and 2021 and for the years ended October 31, 2022, 2021 and 2020 was included in the accompanying consolidated financial statements of the Company. Intercompany transactions between the VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of October 31,
	2022	2021
Cash and cash equivalents	$1,365	$29,776,178
Restricted cash	692,734	819,269
Short-term investments	26,179,662	-
Accounts receivable	51,202	320,848
Other current assets	170,326	216,470
Right-of-use assets, operating lease	143,438	760,229
Other non-current assets	28,766	347,084
Total Assets	27,267,493	32,240,078

Taxes payable	469,835	493,196
Other current liabilities	477,928	582,187
Non-current liabilities	54,718	237,848
Total Liabilities	1,002,481	1,313,231

Net assets	$26,265,012	$30,926,847

	Years Ended October 31,
	2022	2021	2020
Revenues	$1,351,909	$2,776,065	$3,249,344
(Loss) income from operations	(950,762)	(1,232,723)	566,336
Net income (loss)	$(702,956)	$(1,052,348)	$640,294

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – OTHER CURRENT AND NON-CURRENT ASSETS

At October 31, 2022 and 2021, other current and non-current assets consisted of the following:

	October 31, 2022	October 31, 2021
Prepaid professional fees (1)	$108,345		$263,030
Prepaid directors’ and officers’ liability insurance premium	—		214,188
Recoverable VAT	33,553		67,105
Security deposit	24,251		66,748
Other	22,886		42,860
Total	$189,035	S	653,931

Current portion	$168,957		$465,650
Non-current portion	20,078		188,281
Total	$189,035		$653,931

(1)	Prepaid professional fees mainly relate to cash paid in advance for consulting and advisory service. These amounts are recognized as expense over the related service periods.

NOTE 6 – NOTE RECEIVABLE

The Company originated a note receivable to a third party in the principal amount of $7.5 million on January 29, 2021. This note has a maturity date of January 29, 2023. The note bears a fixed interest rate of 2.0% per annum.

As of both October 31, 2022 and 2021, the outstanding principal balance of the note was $7,500,000 and was recorded as “Note receivable” on the accompanying consolidated balance sheets. The interest income related to this note was $262,192 and $113,014 for the years ended October 31, 2022 and 2021, respectively, and was included in “Interest income” on the consolidated statements of operations and comprehensive (loss) income. As of October 31, 2022 and 2021, the outstanding interest balance related to the note was $262,192 and $113,014, respectively, and was included in “Interest receivable” on the accompanying consolidated balance sheets.

The outstanding principal of $7.5 million and interest of $262,192 as of October 31, 2022 has been fully collected subsequently.

NOTE 7 – PROPERTY AND EQUIPMENT

At October 31, 2022 and 2021, property and equipment consisted of the following:

	Useful Life	October 31, 2022	October 31, 2021
Office equipment and furniture	3 – 5 Years	$53,846	$58,965
Less: accumulated depreciation		(45,158)	(47,700)
		$8,688	$11,265

For the years ended October 31, 2022, 2021 and 2020, depreciation expense amounted to $3,663, $7,862 and $9,625, respectively, which was included in operating expenses.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – INTANGIBLE ASSETS

At October 31, 2022 and 2021, intangible assets consisted of the following:

	Useful Life	October 31, 2022	October 31, 2021
Software and platform	2 – 10 Years	$214,076	$197,033
Less: accumulated amortization		(102,050)	(49,495)
Less: impairment loss		(112,026)	—
		$—	$147,538

For the years ended October 31, 2022, 2021 and 2020, amortization expense amounted to $19,190, $19,585 and $18,204, respectively, which was included in operating expenses.

In October 2022, the Company assessed its intangible assets for any impairment and concluded that there were indicators of impairment as of October 31, 2022. The impairment is due to the Company’s conclusion that it will be unable to realize any future revenue from the online platform, Needbao. The Company calculated that the estimated undiscounted cash flows from the projected sales were less than the carrying amount of the platform. The Company has recognized an impairment loss of $123,646 related to the intangible asset for the year ended October 31, 2022, which reduced the value to zero.

NOTE 9 – TAXES PAYABLE

At October 31, 2022 and 2021, taxes payable consisted of the following:

	October 31, 2022	October 31, 2021
Income taxes payable	$465,291	$493,196
VAT payable	458	—
Other	1,129	—
	$466,878	$493,196

NOTE 10 – ACCRUED LIABILITIES AND OTHER PAYABLES

At October 31, 2022 and 2021, accrued liabilities and other payables consisted of the following:

	October 31, 2022	October 31, 2021
Accrued professional service fees	$310,476	$81,388
Other	74,417	14,276
	$384,893	$95,664

NOTE 11 – RELATED PARTY TRANSACTIONS

Services Provided by Related Parties

During the years ended October 31, 2021 and 2020, the Company’s related parties provided selling and marketing services to the Company. The Company recognized related party selling and marketing expenses of $1,129 and $38,426 for the years ended October 31, 2021 and 2020, respectively, which have been included in selling and marketing on the accompanying consolidated statements of operations and comprehensive (loss) income.

The Company did not receive any service from any related party during the year ended October 31, 2022.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

Office Space from Related Party

In the years ended October 31, 2022, 2021 and 2020, the Company leases office space from WDZG Consulting, which owns 100% of TRX ZJ. For the years ended October 31, 2022, 2021 and 2020, rent expense related to office leases from WDZG Consulting amounted approximately $4,000, $20,000 and $14,000, respectively, which have been included in general and administrative - other on the accompanying consolidated statements of operations and comprehensive (loss) income.

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

The Company did not make any loans to any related party in fiscal years 2022 and 2021.

The interest income related to related party notes was $102,074 for the year ended October 31, 2020 which have been included in interest income – related party on the accompanying consolidated statements of operations and comprehensive (loss) income.

Borrowings from Related Parties and Interest Expense

In fiscal year 2022, the Company borrowed $225,171 from related parties for working capital needs and repaid $225,171 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In fiscal year 2021, the Company borrowed $2,013,818 from related parties for working capital needs and repaid $2,272,145 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

In fiscal year 2020, the Company borrowed $2,128,705 from related parties for working capital needs and repaid $2,099,420 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – RELATED PARTY TRANSACTIONS (continued)

Due from Related Party

At October 31, 2022 and 2021, due from related party consisted of the following:

Name of related party	October 31, 2022	October 31, 2021
Wei Chen (*)	$1,369	$—
	$1,369	$—

(*) Wei Chen is the Company’s manager.

The balance of due from such related party was short-term in nature, unsecured, repayable on demand, and bears no interest. Management believes that the related party receivable is fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its due from related party at October 31, 2022. The Company historically has not experienced an uncollectible receivable from the related party.

Due to Related Parties

At October 31, 2022 and 2021, due to related parties consisted of the following:

Name of related party	October 31, 2022	October 31, 2021
WDZG Consulting	$9,449	$2,564
Fan Shen (*)	578	—
Xiangchun Ruan (*)	10,955	—
Baohai Xu	105,500	—
Kui Che (*)	48	—
	$126,530	$2,564

(*) Fan Shen, Xiangchun Ruan, Baohai Xu and Kui Che are the Company’s mangers.

The balance of due to related parties represents expenses paid by these related parties on behalf of the Company. The related parties’ payable is short-term in nature, non-interest bearing, unsecured and repayable on demand.

NOTE 12 – INCOME TAXES

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

United States

The Company and its subsidiaries have no presence in the United States and does not conduct business in the United States, therefore, no United States Income Tax should be imposed upon the Company and its subsidiaries.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INCOME TAXES (continued)

PRC

TRX BJ, TRX ZJ, NDB Technology, TYDW Technology, Hengbang Insurance, and AKS Consulting are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. In the years ended October 31, 2022, 2021 and 2020, NDB Technology, TYDW Technology and Hengbang Insurance were each recognized as a small low-profit enterprise and a received preferential income tax rate. AKS Consulting is subject to a preferential income tax rate of 0% from June 2021 through its dissolution in October 2022.

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rate to the Company’s pre-tax income as follows:

	For the Years Ended October 31,
	2022	2021	2020
(Loss) income before income tax expenses	$(4,660,550)	$(1,920,048)	$760,155
Cayman statutory income tax rate	0%	0%	0%
Income tax calculated at statutory rate	—	—	—
Increase in income tax expense resulting from:
Rate differences in various jurisdictions	23,639	24,529	126,055
Income tax expense / effective tax rate	$23,639	$24,529	$126,055

The Company’s approximate net deferred tax assets as of October 31, 2022 and 2021 attributable to tax filings in the PRC are as follows:

Deferred tax assets:	October 31, 2022	October 31, 2021
Net operating loss carryforward	$107,858	$64,139
Accrued payroll liability	12,137	3,825
Valuation allowance	(107,858)	(64,139)
Net deferred tax assets	$12,137	$3,825

The Company provided a valuation allowance equal to the deferred income tax assets related to net operating loss carryforward for the year ended October 31, 2022, because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The potential tax benefit arising from the loss carryforward will begin to expire in 2026.

As of October 31, 2022 and 2021, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of October 31, 2022, income tax returns for the tax years ended October 31, 2017 through October 31, 2021 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of October 31, 2022 and 2021. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of other expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – INCOME TAXES (continued)

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate (continued)

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100,000 (approximately $14,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of October 31, 2022 and 2021.

NOTE 13 – EQUITY

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

Ordinary Shares Issued for Services

During the year ended October 31, 2022, the Company issued a total of 507,200 shares of its Class A ordinary shares pursuant to its 2021 performance incentive plan for services rendered. These shares were valued at $2,888,787, the fair market values on the grant dates using the reported closing share prices on the dates of grant, and the Company recorded share-based compensation expense of $2,888,787 for the year ended October 31, 2022.

2021 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on December 3, 2021 and reserved 1,000,000 Class A ordinary shares for issuance thereunder. During the year ended October 31, 2022, the Company issued 507,200 shares of its Class A ordinary stock pursuant to the 2021 performance incentive plan, of which, 280,000 shares were issued to its officers and directors.

Shareholders’ Contribution

During the year ended October 31, 2020, the Company’s shareholders contributed $5,000 to the Company for working capital needs and the Company recorded an increase in additional paid-in capital.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (continued)

Class A Ordinary Shares Sold for Cash from the Initial Public Offering and Underwriter’s Warrants

On January 29, 2021, the Company closed its initial public offering (“IPO”) of 600,000 Class A ordinary shares, par value $0.005 per ordinary share, at a public offering price of $20.00 per share. On February 2, 2021, the representative of the underwriters in the IPO, exercised its option to purchase an additional 15,000 Class A ordinary shares at a price of $20.00 per share. The closing for the sale of the over-allotment shares took place on February 4, 2021.

The net proceeds of the Company's IPO, including the proceeds from the sale of the over-allotment shares, totaled $9,886,299, net of cash fees of $2,413,701.

In connection with the IPO, on January 29, 2021, the Company issued 54,000 stock warrants at a fixed exercise price of $25.00 per share to its underwriter for the transaction. These warrants were not exercisable prior to July 29, 2021 and expire on January 29, 2024. The fair value of warrants granted to the underwriters were estimated at the date of the grant using the Black-Scholes warrant-pricing model. The underwriter’s warrants were classified as equity.  The fair value of these warrants was $2,254,920, which was debited to the account of additional paid-in capital - underwriter cost account and was fully offset by the corresponding credit to the additional paid-in capital - underwriter cost account, resulting in no change in net equity of the balance sheet.

Units Sold for Cash from the June 2021 Public Offering

In June 2021, the Company entered into Securities Purchase Agreement with several third-party institutional investors for the purchase of 655,000 units in a registered direct offering, for gross proceeds of $24,562,500 before placement agent fees and other offering expenses payable by the Company. Each unit was sold at a public offering price of $37.50 and consisted of one Class A ordinary share and a warrant to purchase one Class A ordinary share. The Company received net cash proceeds of $22,200,344, net of cash paid for placement agent fees and other offering expenses of $2,362,156.

The warrants were exercisable immediately as of the date of issuance (the “Initial Exercise Date”), at an exercise price of $40.00 per share, subject to adjustment as provided in the warrants, and expire on the fifth (5th) anniversary of the Initial Exercise Date. The warrants include anti-dilution rights, which provide that if at any time the warrants are outstanding, the Company issues or is deemed to have issued any ordinary stock or ordinary stock equivalents for consideration less than the then current exercise price of the warrants, the exercise price of such warrants is automatically reduced to the lowest price per share of consideration provided or deemed to have been provided for such securities (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions).

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

The direct costs related to the issuance of the ordinary shares and warrants were $2,362,156. These direct costs were recorded as an offset against gross proceeds, with $911,647 being recorded in additional paid-in capital and $1,450,509 being recorded in ordinary shares on a relative fair value basis.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (continued)

Warrants

There was no stock warrant activity during the year ended October 31, 2020. Stock warrant activities during the years ended October 31, 2022 and 2021 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at October 31, 2020	—	$—
Granted	709,000	38.86
Exercised	—	—
Outstanding at October 31, 2021	709,000	38.86
Granted	—	—
Exercised	—	—
Outstanding at October 31, 2022	709,000	$38.86
Warrants exercisable at October 31, 2022	709,000	$38.86

Both of the stock warrants outstanding and stock warrants exercisable at October 31, 2022 had no intrinsic value.

The following table summarizes the shares of the Company’s ordinary stock issuable upon exercise of warrants outstanding at October 31, 2022:

Warrants Outstanding			Warrants Exercisable
Range of	Number Outstanding	Weighted Average Remaining	Number Exercisable at	Weighted Average
Exercise Price	at October 31, 2022	Contractual Life (Years)	October 31, 2022	Exercise Price
$25.00	54,000	1.25	54,000	$25.00
40.00	655,000	3.61	655,000	40.00
$25.00 - 40.00	709,000	3.43	709,000	$38.86

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

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Company’s board of directors. The statutory reserve may be applied against prior year losses, if any, and may be used for general business expansion and production or increase in registered capital, but are not distributable as cash dividends.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – EQUITY (continued)

Statutory Reserve and Restricted Net Assets (continued)

For the years ended October 31 2022, 2021 and 2020, statutory reserve activities were as follows:

	TRX ZJ	NDB Technology	TYDW Technology	Total
Balance – October 31, 2019	$95,225	$—	$23,564	$118,789
Addition to statutory reserve	30,979	2,680	17,618	51,277
Balance – October 31, 2020	126,204	2,680	41,182	170,066
Addition to statutory reserve	—	—	29,587	29,587
Balance – October 31, 2021	126,204	2,680	70,769	199,653
Addition to statutory reserve	—	500	26,100	26,600
Balance – October 31, 2022	$126,204	$3,180	$96,869	$226,253

As of October 31, 2022 and 2021, the restricted amounts as determined pursuant to PRC statutory laws totaled $226,253 and $199,653, respectively, and total restricted net assets amounted to $6,683,176 and $6,656,576, respectively.

Cash Transfers Between the Company, Its Subsidiaries and VIE

During the year ended October 31, 2021, TRX transferred cash of approximately $12,340,000, $12,492,000 and $7,635,000 to its subsidiary in Hong Kong, the VIE and the VIE’s subsidiary, respectively. There was no cash or other assets transfer between TRX, its subsidiaries, and the VIE during the years ended October 31, 2022 and 2020.

NOTE 14 – NON-CONTROLLING INTEREST

As of October 31, 2022, two third party individuals owned 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The following was a summary of non-controlling interest activities in the years ended October 31, 2022, 2021 and 2020.

Amount
Non-controlling interest at October 31, 2019	$474
Net loss attributable to non-controlling interest	(3)
Foreign currency translation adjustment attributable to non-controlling interest	24
Non-controlling interest at October 31, 2020	495
Net loss attributable to non-controlling interest	(28)
Foreign currency translation adjustment attributable to non-controlling interest	22
Non-controlling interest at October 31, 2021	489
Net loss attributable to non-controlling interest	(32)
Foreign currency translation adjustment attributable to non-controlling interest	(57)
Non-controlling interest at October 31, 2022	$400

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Leases Commitment

The Company is a party to leases for office space. These lease agreements will expire through September 2024. Rent expense under all operating leases, included in operating expenses in the accompanying consolidated statements of operations and comprehensive (loss) income, amounted to approximately $316,000, $242,000 and $186,000 for the years ended October 31, 2022, 2021 and 2020, respectively.

Supplemental cash flow information related to leases for the years ended October 31, 2022, 2021 and 2020 is as follows:

	Years Ended October 31,
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating lease	$231,421	$293,078	$141,445
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$174,824	$544,515	$378,719

The following table summarizes the lease term and discount rate for the Company’s operating lease as of October 31, 2022:

Operating Lease
Weighted average remaining lease term (in years)	1.59
Weighted average discount rate	4.75%

The following table summarizes the maturity of lease liabilities under operating lease as of October 31, 2022:

For the Year Ending October 31:	Operating Lease
2023	$90,800
2024	54,718
Thereafter	—
Total lease payments	145,518
Amount of lease payments representing interest	(5,341)
Total present value of operating lease liabilities	$140,177

Current portion	$90,800
Long-term portion	54,718
Total	$145,518

Variable Interest Entity Structure

In the opinion of the management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Agreements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE, VIE and VIE’s subsidiaries are in compliance with existing PRC laws and regulations in all material respects.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – COMMITMENTS AND CONTINGENCIES (continued)

Variable Interest Entity Structure (continued)

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Agreements are found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Agreements is remote based on current facts and circumstances.

NOTE 16 – CONCENTRATIONS

Concentrations of Credit Risk

Balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $68,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At October 31, 2022 and 2021, cash, cash equivalents and restricted cash balances held in the PRC are $694,651 and $30,785,880, of which, $621,929 and $30,410,346 were not covered by such limited insurance, respectively. The Company has not experienced any losses in accounts held in PRC’s financial institutions and believes it is not exposed to any risks on its cash, cash equivalents and restricted cash held in the PRC’s financial institutions.

Insurance Carriers

The following table sets forth information as to each insurance carrier that accounted for 10% or more of the Company’s revenue for the years ended October 31, 2022, 2021 and 2020.

	For the Years Ended October 31,
Carrier	2022	2021	2020
A	21%	*	*
B	13%	15%	*
C	*	15%	*
D	*	13%	17%
E	*	10%	16%
F	*	*	11%

*Less than 10%

Two insurance carriers, whose outstanding receivables accounted for 10% or more of the Company’s total outstanding accounts receivable at October 31, 2022, accounted for 77.5% of the Company's total outstanding accounts receivable at October 31, 2022.

Two insurance carriers, whose outstanding receivables accounted for 10% or more of the Company's total outstanding accounts receivable at October 31, 2021, accounted for 79.1% of the Company’s total outstanding accounts receivable at October 31, 2021.

Suppliers

No supplier accounted for 10% or more of the Company’s purchase during the years ended October 31, 2022, 2021 and 2020.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

NOTE 18 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Ordinary Shares Issued

In November 2022, the Company issued 10,000 shares of its Class A ordinary shares pursuant to its 2021 performance incentive plan for services rendered. These shares were valued at $25,000, the fair market values on the grant dates using the reported closing share prices on the dates of grant.

The Company issued 7,545 shares of its Class A ordinary shares, resulting from the rounding up of the fractional shares at the one-for-five reverse stock split effected on November 16, 2022.

In February 2023, the Company issued 160,000 shares of its Class A ordinary shares pursuant to its 2021 performance incentive plan for services rendered. These shares were valued at $419,200, the fair market value on the grant date using the reported closing share price on the date of grant.

In March 2023, the Company issued 320,000 shares of its Class A ordinary stock for services rendered. These shares were valued at $623,800, the fair market value on the grant date using the reported closing share price on the date of grant.