Form 20-F
period 2023-10-31
TIAN RUIXIANG HOLDINGS LTD
filed 2024-07-17
CIK 1782941

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2023

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

Sheng Xu, Chief Executive Officer 13661084674 xuzihui@tianrx.com Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, The People’s Republic of China
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

674,949 Class A Ordinary Shares, par value $0.025 per share, and 50,000 Class B Ordinary Shares, par value $0.025 per share, as of October 31, 2023.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒  No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

Unless otherwise stated, as used in this annual report, the terms “we,” “us,” “our,” “TRX,” “our Company,” and the “Company” refer to TIAN RUIXIANG Holdings Ltd, an exempted company limited by shares incorporated under the laws of the Cayman Islands; “TRX HK” refers to TRX HONGKONG INVESTMENT LIMITED, a Hong Kong corporation and wholly owned subsidiary of TRX; “TRX BJ” or “WFOE” refers to Guangzhou Tianruixiang Management Consulting Co. Ltd., formerly known as Beijing Tianruixiang Management Consulting Co., Ltd., a limited liability company organized under PRC laws and regulations, which company is wholly owned by TRX HK; and “TRX ZJ” or the “VIE” refers to Zhejiang Tianruixiang Insurance Broker Co. LTD., a limited liability company organized under the laws of the PRC.

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

Unless expressly indicated herein to the contrary, all references to share amounts in this annual report give retroactive effect to share consolidations, the last of which was effected on May 14, 2024.

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“Affiliated Entities” are to our subsidiaries and TRX ZJ and its subsidiaries and branch offices;
●	“China” or the “PRC” are to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value US$0.025 per share;
●	“Class B Ordinary Shares” are to our Class B ordinary shares, par value US$0.025 per share;
●	“Hengbang Insurance” are to Hebei Hengbang Insurance Co. LTD, a limited liability company organized under the laws of the PRC and 99.80% of its equity interest is owned by TRX ZJ;
●	“NDB Technology” are to Need Bao (Beijing) network technology co. LTD, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC;
●	“shares”, “Shares” or “Ordinary Shares” are to our Class A Ordinary Shares and Class B Ordinary Shares, collectively;
●	“TRX” are to TIAN RUIXIANG Holdings Ltd, an exempted company incorporated under the laws of the Cayman Islands;
●	“TRX BJ” or “WFOE” are to Guangzhou Tianruixiang Management Consulting Co. Ltd., formerly known as Beijing Tianruixiang Management Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by TRX HK;
●	“TRX HK” are to the Company’s wholly owned subsidiary, TRX HONGKONG INVESTMENT LIMITED, a Hong Kong corporation;
●	“TRX SX Branch”, “TRX SD Branch”, “TRX HN Branch”, “TRX BJ Branch”, “TRX Shanxi Branch”, “TRX CQ Branch”, “TRX AH Branch”, or “TRX HB Branch” are to TRX ZJ’s respective branch offices in the PRC;
●	“TRX ZJ” are to Zhejiang Tianruixiang Insurance Broker Co. LTD., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and TRX ZJ;
●	“TYDW Technology” are to Tianyi Duowen (Beijing) Network Technology Co. LTD, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC;
●	“VIE” are to a variable interest entity;
●	“WDZG Consulting” are to Beijing Wandezhonggui Management Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, the sole shareholder of TRX ZJ; and
●	“we”, “us”, “TRX”, the “Company” or the “Group” are to TIAN RUIXIANG Holdings Ltd, an exempted company limited by shares incorporated under the laws of the Cayman Islands.

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

Under United States generally accepted accounting principles (“U.S. GAAP”), the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIE, for accounting purposes, because such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of WFOE and, ultimately, the Company. As such, the Company is deemed to be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. The VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE, and we are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIE and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. We are also subject to the risk that the PRC government could disallow the VIE structure, which would likely result in a material change in our operations and, as a result, the value of our Class A Ordinary Shares may depreciate significantly or become worthless. For a description of our corporate structure and VIE contractual arrangements, see “ITEM 4. INFORMATION ON THE COMPANY—C. Organizational Structure—VIE Agreements Between WFOE and TRX ZJ .” See also “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Furthermore, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act and related regulations, if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which were subject to these determinations. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law, which reduces the number of consecutive non- inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two. On August 26, 2022, the China Securities Regulatory Commission (the “CSRC”), the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”) governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Our auditor, RBSM LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is a PCAOB-registered public accounting firm headquartered in Manhattan, New York. Our auditor is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess an auditor’s compliance with the applicable professional standards, and has been inspected by the PCAOB on a regular basis, with the last inspection in October 2023. As such, as of the date of this annual report, our auditor is not affected by the Holding Foreign Companies Accountable Act and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the Holding Foreign Companies Accountable Act, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Related to Doing Business in China—The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.”

Cash is transferred among our Company, our subsidiaries, and the VIE, in the following manners: (i) funds are transferred to our WFOE from our Company as needed through TRX HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by the VIE to WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by WFOE, to our Company through TRX HK; and (iv) WFOE and the VIE lend to and borrow from each other from time to time for business operation purposes. As of the date of this annual report, cash transfers and transfers of other assets between TRX, its subsidiaries, and the VIE, were as follows: During the year ended October 31, 2023, the VIE transferred cash of $15,000 to TRX, and TRX HK transferred cash of approximately $600 to TRX BJ, and TRX BJ transferred cash of approximately $700 to VIE. During the year ended October 31, 2022, there was no cash or other assets transfer between TRX, its subsidiaries, and the VIE. During the year ended October 31, 2021, TRX transferred cash of approximately $12,340,000, $12,492,000 and $7,635,000 to its subsidiary in Hong Kong, the VIE and the VIE’s subsidiary, respectively. As of the date of this annual report, the VIE has not distributed any earnings or settled any amounts owed under the VIE Agreements, nor does it have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, TRX HK. TRX HK will rely on payments made from the VIE to our PRC subsidiary, WFOE, pursuant to the VIE Agreements, and the distribution of such payments to TRX HK. There are no laws or regulations that restrict us from providing funding to or receiving dividends from our Hong Kong subsidiary, except for the transfer of funds involving money laundering and criminal activities. To the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Corporate Structure.” The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments and the PRC operating entities. Each subsidiary, department, or PRC operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

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

Permissions Required from PRC Authorities

As advised by our PRC counsel, Beijing Jingsh Law Firm Liaocheng Office (“Jingsh Liaocheng”), as of the date of this annual report, we, our subsidiaries, and the VIE and its subsidiaries, (i) are not covered by additional permissions or approval requirements from any governmental agency that is required to approve the PRC operating entities’ operations, (ii) have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (iii) no such permission or approval has been denied. However, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements may cause the VIE or its subsidiaries to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of insurance industry and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

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

Selected Condensed Consolidating Financial Schedule of TRX and Its Subsidiaries and VIE

The following tables present selected condensed consolidating balance sheets as of October 31, 2023, 2022 and 2021, and selected condensed consolidating statements of operations and comprehensive (loss) income and selected condensed consolidating statements of cash flows for the fiscal years ended October 31, 2023, 2022 and 2021, of TIAN RUIXIANG Holdings Ltd, its subsidiaries, the VIE and VIE’s subsidiaries, which have been derived from our audited financial statements for those periods.

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of October 31, 2023
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Cash	$—	$—	$121	$2,262	$—	$2,383
Restricted cash	$—	$—	$—	$692,692	$—	$692,692
Short-term investments	$—	$—	$—	$26,797,081	$—	$26,797,081
Consulting fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$(857,811)	$—	$857,811	$—
Total current assets	$741	$—	$(842,405)	$27,602,477	$857,811	$27,618,624
Investments in a subsidiary	$34,289,258	$6,468,263	$—	$—	$(40,757,521)	$—
Accumulated benefits through VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Note receivable	$—	$7,800,000	$—	$—	$—	$7,800,000
Total non-current assets	$34,289,258	$14,268,263	$—	$61,150	$(40,757,521)	$7,861,150
Total assets	$34,289,999	$14,268,263	$(842,405)	$27,663,627	$(39,899,710)	$35,479,774
Consulting fee payable due to WFOE	$—	$—	$—	$(857,811)	$857,811	$—
Total liabilities	$1,873,093	$7,501,149	$492,358	$290,935	$(7,094,667)	$3,062,868
Total equity	$32,416,906	$6,767,114	$(1,334,763)	$27,372,692	$(32,805,043)	$32,416,906
Total liabilities and equity	$34,289,999	$14,268,263	$(842,405)	$27,663,627	$(39,899,710)	$35,479,774

	As of October 31, 2022
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Cash	$—	$591	$552	$1,365	$—	$2,508
Restricted cash	$—	$—	$—	$692,734	$—	$692,734
Short-term investments	$—	$—	$—	$26,179,662	$—	$26,179,662
Note receivable	$—	$7,500,000	$—	$—	$—	$7,500,000
Consulting fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$(1,183,163)	$—	$1,183,163	$—
Total current assets	$—	$7,762,783	$(1,167,350)	$27,095,289	$1,167,902	$34,858,624
Investments in a subsidiary	$34,031,304	$6,181,567	$—	$—	$(40,212,871)	$—
Accumulated benefits through VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Total non-current assets	$34,031,304	$6,181,567	$—	$172,204	$(40,212,871)	$172,204
Total assets	$34,031,304	$13,944,350	$(1,167,350)	$27,267,493	$(39,044,969)	$35,030,828
Consulting fee payable due to WFOE	$—	$—	$—	$(1,183,163)	$1,183,163	$—
Total liabilities	$549,282	$7,498,621	$454,110	$(180,682)	$(6,772,525)	$1,548,806
Total equity	$33,482,022	$6,445,729	$(1,621,460)	$27,448,175	$(32,272,444)	$33,482,022
Total liabilities and equity	$34,031,304	$13,944,350	$(1,167,350)	$27,267,493	$(39,044,969)	$35,030,828

	As of October 31, 2021
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Cash	$57,126	$635	$190,433	$29,776,178	$—	$30,024,372
Restricted cash	$—	$—	$—	$819,269	$—	$819,269
Consulting fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$(480,207)	$—	$480,207	$—
Total current assets	$279,814	$635	$(263,282)	$31,132,765	$480,207	$31,630,139
Investments in a subsidiary	$38,757,421	$6,916,878	$—	$—	$(45,674,299)	$—
Accumulated benefits through VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Total non-current assets	$38,757,421	$14,529,892	$—	$1,107,313	$(45,674,299)	$8,720,327
Total assets	$39,037,235	$14,530,527	$(263,282)	$32,240,078	$(45,194,092)	$40,350,466
Consulting fee payable due to WFOE	$—	$—	$—	$(480,207)	$480,207	$—
Total liabilities	$42,333	$7,486,317	$622,867	$833,024	$(7,628,977)	$1,355,564
Total equity	$38,994,902	$7,044,210	$(886,149)	$31,407,054	$(37,565,115)	$38,994,902
Total liabilities and equity	$39,037,235	$14,530,527	$(263,282)	$32,240,078	$(45,194,092)	$40,350,466

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended October 31, 2023
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Revenues	$—	$—	$—	$1,244,247	$—	$1,244,247
Loss from operations	$(2,773,070)	$—	$(40,605)	$(202,651)	$—	$(3,016,326)
Consulting fee income from VIE and VIE’s subsidiaries	$—	$—	$325,352	$—	$(325,352)	$—
Income for equity method investment	$319,088	$284,399	$—	$—	$(603,487)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$325,352	$(325,352)	$—
Net (loss) income	$(2,453,982)	$319,088	$284,399	$—	$(603,487)	$(2,453,982)
Comprehensive (loss) income	$(2,453,982)	$319,088	$286,696	$261,921	$(928,839)	$(2,515,116)

	For the Year Ended October 31, 2022
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Revenues	$—	$—	$—	$1,351,909	$—	$1,351,909
Loss from operations	$(4,027,306)	$(22)	$(90,824)	$(950,762)	$—	$(5,068,914)
Consulting fee loss from VIE and VIE’s subsidiaries	$—	$-	$(702,956)	$—	$702,956	$—
Loss for equity method investment	$(656,883)	$(793,713)	$—	$—	$1,450,596	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(702,956)	$702,956	$—
Net loss	$(4,684,189)	$(656,883)	$(793,713)	$—	$1,450,596	$(4,684,189)
Comprehensive loss	$(4,684,189)	$(656,883)	$(735,311)	$(4,478,836)	$2,153,552	$(8,401,667)

	For the Year Ended October 31, 2021
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Revenues	$—	$—	$14,552	$2,776,065	$—	$2,790,617
Loss from operations	$(775,119)	$(364)	$(245,598)	$(1,232,723)	$—	$(2,253,804)
Consulting fee loss from VIE and VIE’s subsidiaries	$—	$—	$(1,052,348)	$—	$1,052,348	$—
Loss for equity method investment	$(1,169,458)	$(1,297,878)	$—	$—	$2,467,336	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(1,052,348)	$1,052,348	$—
Net loss	$(1,944,577)	$(1,169,458)	$(1,297,878)	$—	$2,467,336	$(1,944,577)
Comprehensive loss	$(1,944,577)	$(1,169,458)	$(1,302,262)	$(833,841)	$3,519,684	$(1,730,454)

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended October 31, 2023
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$300,000	$(14,464)	$708,485	$—	$994,021
Net cash (used in) provided by investing activities	$—	$(300,591)	$14,019	$(692,717)	$(13,428)	$(992,717)
Net cash provided by financing activities	$—	$—	$—	$—	$—	$—

	For the Year Ended October 31, 2022
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Net cash (used in) provided by operating activities	$(408,882)	$(44)	$(81,952)	$292,118	$—	$(198,760)
Net cash used in investing activities	$—	$—	$(101,800)	$(28,897,466)	$101,800	$(28,897,466)
Net cash provided by financing activities	$351,756	$—	$—	$—	$(351,756)	$—

	For the Year Ended October 31, 2021
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Net cash (used in) provided by operating activities	$(955,774)	$14,318	$(271,706)	$(150,776)	$—	$(1,363,938)
Net cash used in investing activities	$(32,314,003)	$(7,500,000)	$—	$(3,411)	$32,314,003	$(7,503,411)
Net cash provided by (used in) financing activities	$33,326,683	$(13,683)	$459,839	$(1,130,358)	$—	$32,642,481

ROLL-FORWARD OF INVESTMENTS IN SUBSIDIARIES

Balance as of October 31, 2020	$8,638,773
Additional investment in subsidiaries	31,073,983
Share of subsidiaries, VIE and VIE’s subsidiaries’ comprehensive loss	(955,335)
Balance as of October 31, 2021	$38,757,421
Decrease in investment in subsidiaries	(351,756)
Share of subsidiaries, VIE and VIE’s subsidiaries’ comprehensive loss	(4,374,361)
Balance as of October 31, 2022	$34,031,304
Share of subsidiaries, VIE and VIE’s subsidiaries’ comprehensive income	257,954
Balance as of October 31, 2023	$34,289,258

A.[Reserved]

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

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Because we conduct our brokerage business through TRX ZJ, a VIE entity, if the PRC government finds that the VIE Agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Class A Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations.
●	We rely on the VIE Agreements with TRX ZJ, a VIE entity, and its shareholder for our China operations, which may not be as effective in providing operational control as direct ownership.
●	If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.
●	Our shareholders are subject to greater uncertainties because we operate through a VIE structure even though the Insurance Brokerage Industry falls within the permitted category in accordance with the Catalogue and the Negative List.
●	The VIE Agreements may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.
●	Any failure by the VIE or its shareholder to perform their obligations under the VIE Agreements would have a material adverse effect on our business.
●	Our dual class share structure concentrates a high percentage of the aggregate voting power of our total issued and outstanding share capital in Mufang Gao, who is the director and the controlling shareholder of Unitrust Holdings Limited, which owns all of our Class B Ordinary Shares.
●	Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to Doing Business in China

Risks and uncertainties related to doing Business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
●	We face risks related to health epidemics, such as the COVID-19 pandemic, which could disrupt our operations and adversely affect our business, financial condition and results of operations.
●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.
●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.
●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.
●	Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.
●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.
●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.
●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.
●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.
●	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.
●	Increases in labor costs in the PRC may adversely affect our business and our profitability.
●	Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.
●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	Failure to make adequate contributions to the housing fund for some of our employees could adversely affect our financial condition and we may be subject to labor disputes or complaints.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of insurance industry and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.
●	Greater oversight by the Cyberspace Administration of China over data security could adversely impact our business , our listing on Nasdaq and future offerings in the U.S.
●	The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.
●	To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash.

Risks Relating to Our Class A Ordinary Shares and The Trading Market

Risks and uncertainties related to our Class A Ordinary Shares and the trading market include, but are not limited to, the following:

●	We do not intend to pay dividends for the foreseeable future.
●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.
●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.

Risks Related to Our Business and Our Industry

Our limited operating history and our limited experience in distributing insurance products, may not provide an adequate basis to judge our future prospects and results of operations.

TRX ZJ, the VIE and the Company’s PRC operating entity, was founded in 2010, but the current management team has a limited operating history which started in May 2016, when RB Wealth, a company controlled by Mr. Zhe Wang, our former CEO, acquired TRX ZJ. Originally, our insurance brokerage business was mainly distributing life insurance, automobile and liability insurance products. In January 2017, we started expanding our offerings to other types of insurance products, including property, casualty insurance products. Our limited operating history may not provide a meaningful basis for you to evaluate our business, financial performance and prospects.

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

We are an insurance broker and derive revenue primarily from commissions paid by the insurance companies whose policies our customers purchase. The commission and fee rates are set by insurance companies and are based on the premiums that the insurance companies charge. Commission and fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors that affect insurance companies. These factors, which are not within our control, include the capacity of insurance companies to place new business, underwriting and non-underwriting profits of insurance companies, consumer demand for insurance products, the availability of comparable products from other insurance companies at a lower cost, the availability of alternative insurance products, such as government benefits and self-insurance plans, to consumers and the tax deductibility of commissions. In addition, premium rates for certain insurance products, such as the mandatory automobile liability insurance that each automobile owner in the PRC is legally required to purchase, are tightly regulated by the National Financial Regulatory Administration (“NFRA”).

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

For the year ended October 31, 2023, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 83.7% of our total revenues. For the year ended October 31, 2022, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 53.4% of our total revenues. For the year ended October 31, 2021, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 59.6% of our total revenues. The termination or any changes in the material terms of those contracts with our top insurance company partners could adversely affect our business and operating results.

We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.

There is no assurance that we will be able to implement important strategic initiatives in accordance with our expectations, which may result in an adverse impact on our business and financial results. One of our growth strategies is expanding our distribution networks by opening more branches throughout the PRC. In order to set up new branches, we need to (1) file and apply for insurance intermediary codes with the NFRA for the proposed new branches; and (2) complete the business registration procedures with the PRC industrial and commercial registration department. If the application materials fail to meet the requirements of the NFRA or the PRC industrial and commercial registration department, we will be unable to open new branches as we have planned. See “Item 4. Information on the Company—B. Business Overview—Regulations – Regulations of the Insurance Industry.” As such, we may not be able to realize our expected growth, and our business and financial results will be adversely impacted.

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

Our future success depends heavily upon the continuing services of the members of our senior management team and other key personnel, in particular Sheng Xu, our chairman and CEO. In addition, because of the importance of training to our business, our team of dedicated training professionals plays a key role in our operations. If one or more of our senior executives or other key personnel, including key training personnel, are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, and our business may be disrupted and our financial condition and results of operations may be materially and adversely affected. Competition for senior management and key personnel is intense, the pool of qualified candidates is very limited, and we may not be able to retain the services of our senior executives or key personnel, or attract and retain high-quality senior executives or key personnel in the future. As is customary in the PRC, we do not have insurance coverage for the loss of our senior management team or other key personnel.

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

In March 2023, the CPC Central Committee and The State Council issued the Reform Plan for Party and State Institutions and established the National Financial Regulatory Administration (“NFRA”) to replace the China Banking and Insurance Regulatory Commission (“CBIRC”) as the regulatory authority for the supervision of the Chinese insurance industry. There is uncertainty as to how the regulatory environment might change going forward. If we fail to adapt to new rules and regulations promulgated by the NFRA, it could adversely affect our business and results of operations.

The NFRA and its predecessors have extensive authority to supervise and regulate the insurance industry in China. In exercising its authority, the NFRA is given wide discretion, and the administration, interpretation and enforcement of the laws and regulations applicable to us involve uncertainties that could materially and adversely affect our business and results of operations. The People’s Bank of China and other government agencies may promulgate new rules governing online financial services. Not only may the laws and regulations applicable to us may change rapidly, but it is sometimes unclear how they apply to our business.

If we fail to comply with these laws and regulations, we may be subjected to substantial civil or criminal liability, be required to change or terminate some portions of our business, be disqualified from serving customers. Any of the above could have a material and adverse effect on our business.

Although we have not had any material violations to date, we cannot assure you that our operations will always comply with the interpretation and enforcement of the laws and regulations implemented by the NFRA. Any determination by a provincial or national government agency that our activities or those of our vendors or customers violate any of these laws could subject us to civil or criminal penalties, could require us to change or terminate some portions of our operations or business, or could disqualify us from providing services to insurance companies or other customers; and, thus could have an adverse effect on our business.

Our business could be negatively impacted if we are unable to adapt our services to regulatory changes in China.

China’s insurance regulatory regime is undergoing significant changes. Some of these changes and the further development of regulations applicable to us may result in additional restrictions on our activities or more intensive competition in this industry. For example, the Provisions on the Supervision of Insurance Brokerages were amended in October 2015. Pursuant to these amendments, an insurance brokerage firm is allowed to apply for a business permit from the CIRC and a business license from the local administration of industry and commerce, or AIC, simultaneously while previously an insurance brokerage firm had to obtain a business permit issued by the CIRC before it could apply for a business license from and register with the relevant local AIC. Prior approval by the CIRC is no longer required for an insurance brokerage firm to establish or divest a branch office or subsidiary. The Provision on the Supervision of Insurance Brokers (CIRC No. 3, 2018), which was issued on February 1, 2018, and implemented on May 1, 2018, confirmed these changes. While these changes may enable us to expand our branches more rapidly, it may also accelerate the growth of professional insurance intermediaries in China and intensify competition among insurance agencies, insurance brokerage firms and claims adjusting firms. Our business operations and growth outlook could be materially and adversely affected if we cannot adapt our business to the regulatory and industry changes.

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

However, according to the “Service Guide for the Establishment and Examination and Approval of Insurance Brokers”, published by the CBIRC in August 2019, foreign shareholders of a Chinese Insurance Broker shall be (1) a foreign insurance brokers with more than 30 years of experience in establishing commercial institutions in WTO member countries; and (2) have total assets of more than US $200 million at the end of the year preceding the application of invest in a Chinese brokerage business. We did not meet the above requirements to obtain the necessary regulatory approval in order to become a foreign shareholder of TRZ ZJ; therefore, even though the insurance brokerage industry falls within the permitted category in accordance with the Catalogue and the Negative List, we opted for a VIE structure instead of direct ownership when we became a listed company on NASDAQ in June 2021. As a result, our corporate structure and the VIE Agreements may be subject to greater scrutiny and by various PRC government authorities, and subject our shareholders to greater uncertainty with regard to the legality of their control of TRX ZJ. On December 3, 2021, the above requirement was canceled by the “Notice of the General Office of the China Banking and Insurance Regulatory Commission on Clarifying Measures for the Opening-up of the Insurance Intermediary Market” (CBIRC [2021] No. 128).

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

The VIE Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the U.S. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce the VIE Agreements, or if we suffer significant delay or other obstacles in the process of enforcing these VIE Agreements, we may not be able to exert effective control over the VIE and relevant rights and licenses held by it which we require in order to operate our business, and our ability to conduct our business may be negatively affected. See “Risk Factors—Risks Related to Doing Business in China—PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.”

Our dual class share structure concentrates a high percentage of the aggregate voting power of our total issued and outstanding share capital in Mufang Gao, who is the director and the controlling shareholder of Unitrust Holdings Limited, which owns all of our Class B Ordinary Shares.

Our Class B Ordinary Shares have 18 votes per share on all matters subject to vote at general meetings of the Company, and our Class A Ordinary Shares have one vote per share on all matters subject to vote at general meetings of the Company. Because of the eighteen-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, Mufang Gao, who is the director and the controlling shareholder of Unitrust Holdings Limited (“Unitrust”), the holder of all of our Class B Ordinary Shares, controls 33% of the aggregate voting power of our issued Ordinary Shares. As of the date of this annual report, Mufang Gao, through Unitrust, beneficially owns 181,300 Class A Ordinary Shares and 50,000 Class B Ordinary Shares. The concentrated control by Mufang Gao may limit your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate actions requiring shareholder approval. In addition, this may discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders. Such concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

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

In addition, on January 22, 2017, People’s Bank of China issued Notice of the People’s Bank of China on Matters related to the Macro-prudential Management of Full-caliber Cross-border Financing, which:

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

(ii) For enterprises and financial institutions, the People’s Bank of China and the State Administration of Foreign Exchange do not conduct prior examination and approval of foreign debts, enterprises instead sign contracts in advance for record, financial institutions instead post record, and the outstanding balance of cross-border financing under the original management mode shall be put under the administration of this Notice; and

(iii) A transitional period of one year shall be set for foreign-invested enterprises and foreign-funded financial institutions from the date of promulgation of this Notice. During the transitional period, foreign-invested enterprises and foreign-funded financial institutions may choose either mode of cross-border financing management or mode of this Notice to apply. After the transition period, foreign financial institutions will automatically apply to this Notice mode. The administrative mode of cross-border financing for foreign-invested enterprises shall be determined by the People’s Bank of China and the State Administration of Foreign Exchange after evaluating the overall implementation of this Notice.

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

During the course of preparing our consolidated financial statements as of and for the year ended October 31, 2023, we identified a number of control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting. Many of the deficiencies noted below were communicated to us from our independent registered public accounting firm as observations, which stemmed from their audit. However, as noted in their report, their audit included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. The material weaknesses identified include: (1) a lack of accounting personnel with knowledge of U.S. GAAP and SEC financial reporting requirements; (2) a lack of accounting policies and procedures manual that covers U.S. GAAP and SEC financial reporting requirements; and (3) a lack of formal disclosure controls and procedures. The significant deficiencies identified include: (1) a lack of formal internal controls over financial closing and reporting processes; and (2) a lack of a formal risk assessment process.

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

For example, the Chinese cybersecurity regulator announced on July 2, 2021 that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that company’s app be removed from smartphone app stores. Subsequently on July 10, 2021, the PRC State Internet Information Office issued the Measures of Cybersecurity Review (Revised Draft for Comments, not yet effective), which requires cyberspace operators with personal information of more than 1 million users who want to list abroad to file a cybersecurity review with the Office of Cybersecurity Review. On December 28, 2021, the Cyberspace Administration of China (CAC) promulgated the Measures for Cybersecurity Review, which took effect on February 15, 2022, according to which, operators of online platforms with more than one million users’ personal information must report to the Cybersecurity review office for overseas listings. As confirmed by our PRC counsel, we are currently not subject to cybersecurity review with the Cyberspace Administration of China (“CAC”), because our PRC operating entities are not cyberspace operators with personal information of more than one million users. Nevertheless, the aforementioned measures and any related implementation rules to be enacted may subject us to additional compliance requirement in the future.

In addition, on December 24, 2021, the China Securities Regulatory Commission issued the “state council on domestic enterprises listed on overseas stock and management regulations (draft) and the domestic enterprises listed on overseas stock and for the record management regulations (draft),” which specifies the requirements for Chinese companies to list overseas and the specific filing procedures, as well as the responsibilities of issuers and intermediaries.

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

Although the Chinese economy has grown steadily in the past decade, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the People’s Bank of China and financial authorities of some of the world’s leading economies, including the United States and China. The proposed tariffs by the U.S. government and the potential of a trade war between the U.S. and China could dampen the growth prospects of the Chinese and global economy. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The ongoing war between Russian and Ukraine has escalated global geopolitical tensions when Russia launched a large-scale land invasion into Ukraine in February 2022. On October 7, 2023, Hamas, a U.S. designated terrorist organization, launched a series of coordinated attacks from the Gaza Strip onto Israel. On October 8, 2023, Israel formally declared war on Hamas, and the armed conflict is ongoing as of the date of this annual report. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

As of the date of this annual report, we have not received any notices from the competent PRC authorities requiring us to make up the underpayment of social insurance and housing funds for our employees, however, we cannot guarantee that the competent PRC authorities will not order us to do so in the future. We intend to pay the outstanding social insurance and housing fund payments upon receipt of notice from the competent PRC authorities. We may also be subject to fines and penalties if we fail to comply, which could adversely affect our businesses, result of operations and financial conditions.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of the insurance industry, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the insurance industry. These laws and regulations are relatively complex and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the insurance industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of insurance businesses in China, including our business. Although our PRC counsel has advised us that we have obtained all licenses and permits as of the date of this annual report, we cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which took effect on March 31, 2023. The Overseas Listing Rules aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Overseas Listings Rules, after the submission of relevant application for initial public offerings or listings in overseas markets, or after the completion of subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed, or after the submission of relevant application for subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings will be prohibited for such China-based companies when any of the following applies: (i) where such securities offerings and listings are explicitly prohibited by the PRC laws and regulations; (ii) where the intended securities offerings and listings may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; or (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Rules. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings.

Notwithstanding the above, our PRC counsel, Jingsh Liaocheng, has advised us that uncertainties still exist as to whether we, our subsidiaries, or the VIE or any of its subsidiaries are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or offering. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to our listing, as well as other procedures that may be imposed on us. In the event that we, our subsidiaries, or the VIE or any of its subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or the VIE or any of its subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

Greater oversight by the Cyberspace Administration of China over data security could adversely impact our business, our listing on Nasdaq and future offerings in the U.S.

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

On July 7, 2022, the CAC published the Measures for the Security Assessment of Outbound Data Transfer, which effected on September 1, 2022. The measures apply to the security assessment of important data and personal information collected and generated during operation within the territory of the People’s Republic of China and transferred abroad by a data handler. According to the Measures, if a data handler transfers data abroad under any of the following circumstances, it shall file to the State Cyberspace Administration for security assessment via the Province Cyberspace Administration: (i) a data handler who transfers important data to abroad; (ii) a critical information infrastructure operator, or a data handler processing the personal information of more than 1 million individuals transfers personal information abroad; (iii) since January 1 of the previous year, a data handler cumulatively transferred abroad the personal information of more than 100,000 individuals, or the sensitive personal information of more than 10,000 individuals; or (iv) other circumstances where the security assessment for the outbound data transfer is required by the State Cyberspace Administration.

As of the date of this annual report, we have not received any notice from any authorities identifying the VIE or any of its subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Jingsh Liaocheng, neither the operations of the VIE and its subsidiaries, nor our listing on the Nasdaq are expected to be affected. Our PRC counsel has also advised us that we are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures or the Measures for the Security Assessment of Outbound Data Transfer, given that the VIE and its subsidiaries possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Measures for the Security Assessment of Outbound Data Transfer will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Measures for the Security Assessment of Outbound Data Transfer in future. If any new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize any adverse effect of such laws on us. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we may face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.

On April 21, 2020, former SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

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

Our auditor, RBSM LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S., pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and substantial all of our operations are conducting in China. Furthermore, the Holding Foreign Companies Accountable Act and related laws, which now require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years, may result in the delisting of our Company or the prohibition of trading in our securities in the future if the PCAOB is unable to inspect our accounting firm at such future time. Delisting may cause a significant decrease in or a total loss of the value of our securities. Although a shareholder’s ownership of our Company may not decrease directly from delisting, the ownership may become worth much less, or, in some cases, lose its entire value.

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

Uncertainties in the interpretation and enforcement of PRC laws and regulations and changes in policies, rules, and regulations in China, which may occure quickly with little advance notice, could limit the legal protection available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with third parties in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The legal system in the PRC is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in the PRC could affect the business environment and our ability to operate our business in the PRC.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in the PRC may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the legal system in the PRC than in more developed legal systems. Furthermore, the legal system in the PRC is based in part on government policies, internal rules, and regulations (some of which are not published in a timely manner or at all) that may have retroactive effect and may change quickly with little advance notice. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in the PRC could materially and adversely affect our business and impede our ability to continue our operations.

Such uncertainties, including the promulgation of new laws, or changes to existing laws or the interpretation or enforcement thereof, could limit the legal protections available to us and our investors, including you.

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

On May 30, 2016, RB Wealth, a company controlled by Mr. Zhe Wang, our chairman and CEO, acquired TRX ZJ.

On September 14, 2016, WDZG Consulting was formed as a limited company pursuant to PRC law.

On April 20, 2017, through a reorganization, RB Wealth transferred 100% of TRX ZJ to WDZG Consulting.

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

On January 27, 2021, our Class A Ordinary Shares commenced trading on the Nasdaq Capital Market under the symbol “TIRX.”

On January 29, 2021, the Company completed its initial public offering of 3,000,000 Class A Ordinary Shares at $4.00 per share on a firm commitment basis (or 120,000 Class A Ordinary Shares at an initial public offering price of $100.00 per Class A Ordinary Share, reflecting the two 1-for-5 share consolidations that took effect on November 16, 2022 and May 14, 2024). On February 4, 2021, the Company closed the sale of 75,000 Class A Ordinary Shares at $4.00 per share (or 3,000 Class A Ordinary Shares at $100.00 per share, reflecting the two 1-for-5 share consolidations that took effect on November 16, 2022 and May 14, 2024) under the underwriter’s over-allotment option.

As of the date of this annual report, TRX ZJ established, in addition to its Hangzhou headquarter, seven branch offices in China.

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

The VIE, TRX ZJ, and its subsidiaries, distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and miscellaneous insurance. We act on behalf of our customers seeking insurance coverage from insurance companies and take pride in our premium customer service. Previously, our China-based operating entities provided risk management services to institutional customers based on in-depth analysis of the specific risks our clients faced and generated a small amount of revenue from such risk management services in the years ended October 31, 2022 and 2021. Beginning in November 2022, we discontinued the risk management services because of the diminished demand for this service.

As an insurance broker, TRX ZJ does not assume underwriting risks. Instead, it distributes insurance products underwritten by insurance companies operating in China to individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this annual report, TRX ZJ has relationships with over 30 insurance companies in the PRC, and therefore are able to offer a variety of insurance products to our customers.

For the year ended October 31, 2023, three insurance companies each accounted for more than 10% of our total revenues: Ping An Property Insurance Co., Ltd. Shaoxing Branch, China Life Property & Casualty Insurance Co., Ltd. Hefei Branch, and Asia Pacific Property & Casualty Insurance Co., Ltd. Shenzhen Branch, accounted for 32.1%, 28.0% and 10.5% of our total revenues, respectively.

For the year ended October 31, 2022, two insurance companies each accounted for more than 10% of our total revenues: Yong An Property Insurance Co., Ltd. Hangzhou Branch and Ping An Property Insurance Co., Ltd. Hangzhou Branch accounted for 20.8% and 13.5% of our total revenues, respectively.

For the year ended October 31, 2021, four insurance companies each accounted for more than 10% of our total revenues: China Life Property & Casualty Insurance Co., Ltd. Beijing Branch, Ping An Property Insurance Co., Ltd. Hangzhou Branch, Ping An Property Insurance Co., Ltd. Shanghai Branch, and Ping An Property Insurance Co., Ltd. Beijing Branch, accounted for 15.4%, 15.4%, 13.2% and 10.4% of our total revenues, respectively.

Revenue for the year ended October 31, 2023 totaled $1,244,247, a decrease of $107,662, or 8.0%, compared with $1,351,909 for the year ended October 31, 2022. This decrease was primarily attributable to a decrease in commissions from automobile insurance of approximately $129,000, a decrease in commissions from commercial property insurance of approximately $231,000, a decrease in commissions from accidental insurance of approximately $235,000, a decrease in commissions from other miscellaneous insurance of approximately $97,000, resulting from the loss of certain insurance company partners, and a decrease in risk management services of approximately $27,000, offset by a significant increase in commissions from liability insurance of approximately $612,000, which increase was driven by our significant efforts on distribution of liability insurance products.

Revenue for the year ended October 31, 2022 totaled $1,351,909, a decrease of $1,438,708, or 51.6%, compared with $2,790,617 for the year ended October 31, 2021. This decrease was primarily attributable to a significant decrease in commissions from liability insurance of approximately $1,225,000, a decrease in commissions from automobile insurance of approximately $300,000 resulting from the loss of certain insurance company partners, and a decrease in commissions from accidental insurance of approximately $101,000, offset by an increase in commissions from commercial property insurance of approximately $169,000 and an increase in commissions from other miscellaneous insurance of $106,000, and a decrease in risk management services of approximately $88,000.

Revenue for the year ended October 31, 2021 totaled $2,790,617, a decrease of $458,727, or 14.1%, compared with $3,249,344 for the year ended October 31, 2020. This decrease was primarily attributable to a decrease in commissions from individual accidental insurance of approximately $357,000 resulting from the loss of an insurance company partner, PICC Beijing Branch, and a decrease in our risk management revenue from the provision of insurance related risk management services of approximately $180,000.

Commissions generated from our brokerage business accounted for 100.0%, 98.0%, and 95.9% of our total revenues for the fiscal years ended October 31, 2023, 2022 and 2021, respectively. The following table illustrates the breakdown of the commissions by insurance products.

	Years Ended October 31,
	2023		2022		2021
		Percentage		Percentage		Percentage
		of		of		of
		Total		Total		Total
	Commissions	Commissions	Commissions	Commissions	Commissions	Commissions
Property and Casualty Insurance
Automobile Insurance
Supplemental	$5,661	0.5%	$98,456	7.4%	$395,110	14.8%
Mandatory	442	0.0%	36,262	2.7%	39,683	1.5%
Commercial Property Insurance	151,013	12.1%	382,180	28.9%	213,204	8.0%
Liability Insurance	975,460	78.4%	363,899	27.5%	1,588,818	59.4%
Accidental Insurance	20,361	1.6%	255,218	19.3%	356,156	13.3%
Other Insurance
Life Insurance	576	0.1%	20,489	1.5%	70,336	2.6%
Health Insurance	49,712	4.0%	25,524	1.9%	3,747	0.1%
Miscellaneous Insurance	41,022	3.3%	142,627	10.8%	8,557	0.3%
Total	$1,244,247	100.0%	$1,324,655	100.0%	$2,675,611	100.0%

Products and Services

TRX ZJ markets and sells two broad categories of insurance products: (1) property and casualty insurance products, and (2) other insurance products, both focused on meeting the insurance needs of institutions and individuals. These insurance products are underwritten by over thirty insurance companies in China.

Property and Casualty Insurance Products

TRX ZJ’s main property and casualty insurance products are commercial property insurance, liability insurance, and accidental insurance. In addition, it also offers automobile insurance products. Commissions from property and casualty insurance products accounted for 92.6%, 85.8%, and 97.0% of the total commissions for the fiscal years ended on October 31, 2023, 2022, and 2021, respectively. The property and casualty insurance products TRX ZJ distributes, which are primarily underwritten by Ping An Property Insurance of China Co., Ltd., China Life Property & Casualty Insurance Co., Ltd., Yong An Property Insurance Co., Ltd., and Asia Pacific Property & Casualty Insurance Co., Ltd., can be further classified into the following categories:

•

Automobile Insurance. TRX ZJ distributes both mandatory automobile insurance policies, which are required by law, and supplemental policies, which are optional. Mandatory policies were one of the main automobile insurance products in the year ended October 31, 2023, which accounted for 0.0%, 2.7%, and 1.5% of commissions we generated for the fiscal years ended on October 31, 2023, 2022, and 2021, respectively. Commission from supplemental policies accounted for 0.5%, 7.4%, and 14.8% of commissions we generated for the fiscal years ended on October 31, 2023, 2022, and 2021, respectively. The standard automobile insurance policies TRX ZJ sells generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. TRX ZJ also sells standard third party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. Our customers are mainly buyers for institutional group insurance as well as some individuals.

•

Accidental Insurance. The accidental insurance products TRX ZJ distributes generally provide a guaranteed benefit in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident, during the coverage period, which usually is one year or shorter. These products typically require only a single premium payment for each coverage period. The COVID-19 pandemic has caused an increase in the demand for accidental insurance, which has become one of our top insurance products and accounted for 1.6%, 19.3%, and 13.3% of the total commissions in fiscal years 2023, 2022, and 2021, respectively.

•

Commercial Property Insurance. The commercial property insurance products TRX ZJ distributes include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. Our customers with commercial property insurance include more than 180 institutions, ranging from small start-ups to established major corporations, such as Ningxia Youli Auto sales Co., Ltd., Hainan Longcheng New Energy Development Co., Ltd and etc. Commercial property insurance accounted for 12.1%, 28.9%, and 8.0% of commissions we generated for the fiscal years ended on October 31, 2023, 2022, and 2021, respectively.

•

Liability Insurance. The liability insurance products TRX ZJ distributes are primarily product liability and employer’s liability insurance products, and guarantee insurance products. Liability insurance products generally cover losses to third parties due to the misconduct or negligence of the insured party but exclude losses due to fraud or the willful misconduct of the insured party. Liability insurance is one of our top insurance products and accounted for 78.4%, 27.5%, and 59.4% of our total commissions in fiscal years 2023, 2022, and 2021, respectively.

Life Insurance Products

Life insurance is a major component of China’s insurance market. According to the NFRA, life insurance accounted for 57.46% of the insurance market in terms of premium income in 2023. TRX ZJ began offering life insurance products in December 2016 with a focus on individual life products with periodic payment schedules. In fiscal year 2023, 2022, and 2021, commissions generated from life insurance products accounted for 0.1%, 1.5%, and 2.6%, respectively, of the total commissions. The life insurance products we distribute can be broadly classified into various categories, as set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the following categories:

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

Health Insurance Products

According to the NFRA, health insurance accounted for 17.39% of the insurance market in terms of premium income in 2023. TRX ZJ began offering health insurance products in 2017 with a focus on pension and supplementary health care. In fiscal year 2023, 2022, and 2021, commissions generated from health insurance products accounted for 4.0%, 1.9%, and 0.1%, respectively, of the total commissions. The health insurance products we distribute have a policy period of one year and require a single premium payment.

Institutional Risk Management Services

Beginning in December 2018, TRX ZJ started to provide risk management services to institutional customers. Based on risk characteristics of our institutional customers, we conducted an in-depth analysis of the risks that may exist in the operation of each of such institutional customers, which we use as the basis to develop a specific risk management and transfer plan for each institutional customer. For fiscal year 2022 and 2021, TRX ZJ provided institutional management to 1 and 3 institutional customers, respectively, and generated revenue of $27,254 and $115,006, respectively, which accounted for 2.0% and 4.1% of the total revenue, respectively. Beginning in November 2022, TRX ZJ discontinued the institutional risk management services due to diminished demand for this service.

Needbao: Online Insurance Center

In December 2016, TRX ZJ officially established its online insurance division by creating a wholly-owned-subsidiary, NDB Technology, which also provides information management and technical development for our insurance brokerage business. NDB Technology helped launch an online insurance center, Needbao.

In June 2019, TRX ZJ started offering a limited number of insurance products on Needbao, and generated total premium in the amount of RMB 128,639 (approximately US$ 20,000) in fiscal year 2021. However, due to the negative impact of the COVID-19 pandemic, especially the large-scale lock-downs in China in fiscal year 2022, TRX ZJ was not able to effectively promote Needbao, and the management made the decision to stop offering insurance products on Needbao. As such, the Company impaired the intangible assets and recognized an impairment loss in the amount of $123,646.

Distribution Network and Marketing

TRX ZJ has built a distribution network that, as of June 1, 2024, consisted of 155 sales professionals, and seven branch offices in seven Chinese major cities/districts: Chongqing municipality, Taiyuan city of Shanxi province, Wuhan city of Hubei province, Changsha city of Hunan province, Xi ’an of Shaanxi province, Qingdao city of Shandong province, and Beijing municipality.

TRX ZJ uses three main approaches to market and promote products and services.

•	Offline Outlets

The main function of the local branches is to distribute insurance products in local markets, relying on the sales professionals in the seven branches as of the date of the annual report. To expand distributing network, in February 2018, TRX ZJ increased its registered capital to 50 million RMB, meeting the regulatory requirements for setting up local branches across the country. Since then, TRX ZJ has opened seven new branches. However, as there are uncertainties relating to establishing insurance brokerage branches in the PRC, we cannot guarantee that any new branches will be opened according to our plan. See “Item 3. KEY INFORMATION-Risk Factors-Risks Related to Our Business and Our Industry-We may not be successful in implementing important new strategic initiatives, which may have an adverse impact on our business and financial results.”

•Online Platform

TRX ZJ places targeted online advertisements on our promotional partners’ Internet platforms to promote products and services to potential customers. Our partners are strategically selected based on their industries and propensity of generating insurance customers. As of the date of this annual report, TRX ZJ cooperate with Hunan Cuo’e Enterprise Service Co., Ltd., Anhui Jicheng Digital Technology Co., Ltd、Guangzhou Jiutai Automobile Service Co., Ltd., and Xiaolemon (Guangzhou) Network Technology Co., Ltd., and also works with industry associations and financial institutions to place advertisements on their online platforms, in order to acquire more institutional customers.

•	Cross-industry Cooperation

TRX ZJ collaborates with non-insurance-service companies to acquire new customers for insurance products. The cross-industry promotional partners are in various lines of businesses, including financial services, media, and car manufacturing and sales, etc. Through the business activities of these companies, TRX ZJ generates sales leads for insurance products. For example, the main customers of the commercial property and liability insurance are institutions, and TRX ZJ markets these products by participating in cultural and community events organized by media companies, providing opportunities to meet potential customers. TRX ZJ also uses other channels such as sponsoring salons and conferences organized by professional and business organizations to introduce insurance products to institutional customers.

Customers

TRX ZJ sells automobile insurance to both individual and institutional customers, and individual accidental insurance primarily to individual customers, and commercial property insurance and liability insurance to institutional customers. Customers for the life insurance and health insurance products are primarily individuals under 50 years of age. For the years ended October 31, 2023, 2022, and 2021, 2, 0, and 0 customers accounted for more than 10% of our revenue, respectively.

For the fiscal year 2023, TRX ZJ had 1,658 institutional customers and 654 individual customers. By providing premium services to customers, we strive to build a loyal customer base that generates referral and cross-selling opportunities, and that become returning customers, i.e. a customer who purchases more than one product from us. The number of the returning customers were 1,506, 3,190, and 3,957, which amounted to reinsurance rates of 65.14%, 24.36%, and 33.00% for fiscal years 2023, 2022, and 2021, respectively.

Collaboration with Insurance Companies

As of the date of this annual report, TRX ZJ has established cooperation relationships with over 30 insurance companies in the PRC, by entering into a cooperating agreement, pursuant to which TRX ZJ is authorized to market and distribute certain insurance products of those companies to customers. These agreements establish, among other things, the scope of our authority, the pricing of the insurance products and the commission rates. These contracts typically have a term of one to three years. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, TRX ZJ has entered into and maintained cooperating relationships with insurance companies at the local level.

For the year ended October 31, 2023, three insurance company partners that accounted for more than 10% of the total revenues are as follows:

32.1% of TRX ZJ’s total revenues were attributed to Ping An Property Insurance Co., Ltd. Shaoxing Branch. TRX ZJ’s agreement with Ping An Property Insurance Co., Ltd. Shaoxing Branch is effective from Dec 28, 2021 to Dec 27, 2024, and authorizes TRX ZJ to distribute various insurance products, including property insurance, liability insurance, accidental insurance, and health insurance, in the geographic area within the PRC. The commission rates are negotiated on a per policy basis.

28.0% of TRX ZJ’s total revenues were attributed to China Life Property & Casualty Insurance Co., Ltd. Hefei Branch. TRX ZJ’s agreement with China Life Property & Casualty Insurance Co., Ltd. Hefei Branch is valid from August 10, 2023 to August 09, 2025, and authorizes us to distribute various insurance products, including property insurance and liability insurance, in the geographic area within the PRC. The commission rate of liability insurance products 55%, and some policies are negotiated on a per-policy basis.

10.5% of TRX ZJ’s total revenues were attributed to Asia Pacific Property & Casualty Insurance Co., Ltd. Shenzhen Branch. TRX ZJ’s agreement with Asia Pacific Property & Casualty Insurance Co., Ltd. Shenzhen Branch is valid from March 21, 2023 to Dec 27, 2024, and authorizes us to distribute various insurance products, including property insurance, liability insurance, accidental insurance, and health insurance, in the geographic area within the PRC. The commission rates are negotiated on a per policy basis.

For the year ended October 31, 2023, the insurance company partners that accounted for more than 10% of our total revenues are as follows:

			Percentage
			of
			Total
	Insurance Company Name	Commissions	Revenues
1	Ping An Property Insurance Co., Ltd. Shaoxing Branch	$399,813	32.1%
2	China Life Property & Casualty Insurance Co., Ltd. Hefei Branch	$347,958	28.0%
3	Asia Pacific Property & Casualty Insurance Co., Ltd. Shenzhen Branch	$130,346	10.5%
	Total	$878,117	70.6%

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

Competition

A number of industry players are involved in the distribution of insurance products in the PRC. TRX ZJ competes for customers on the basis of product offerings, customer services and reputation. TRX ZJ’s principal competitors include:

●	Professional insurance intermediaries. According to CIRC, the first professional insurance intermediary in China appeared in 1999, and by the end of December 2023, the number of insurance intermediaries in China was 2,566, of which approximately 66% were insurance agencies, who represents insurance companies, approximately 19% were insurance brokers, and the rest were insurance adjustment companies. In recent years, governmental supervision and regulation of the industry has become stricter, and obtaining the required operating license to distribute insurance products in China is becoming more difficult, increasing the barrier of entry into this industry. With increasing consolidation expected in the insurance intermediary sector in the coming years, we expect competition within this sector to intensify.
●	Insurance companies. We compete against insurance companies that rely on their own sales force to distribute their products. Historically in China, large insurance companies have used both in-house sales force and exclusive sales agents to distribute their own products. We believe that we can compete effectively with insurance companies because we focus only on distribution and are able to offer our customers a broader range of insurance products underwritten by multiple insurance companies.
●	Other business entities. In China, some business entities may distribute insurance products as an ancillary business; primarily commercial banks, postal offices, car dealers, and hospitals. However, the insurance products distributed by these entities are usually confined to those related to their main lines of business, such as endowment and annuity life insurance products by commercial banks. We believe that we can compete effectively with these business entities because we offer our customers a broader variety of products and professional services.

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

Regulations of the Insurance Industry

The insurance industry in the PRC is highly regulated. Between 1998 and March 2018, CIRC was the regulatory authority responsible for the supervision of the Chinese insurance industry. In March 2018, the CBIRC was established as the result of the merger between CIRC and CBRC, replacing CIRC as the regulatory authority for the supervision of the Chinese insurance industry. In March 2023, the CPC Central Committee and The State Council issued the Reform Plan for Party and State Institutions and established the National Financial Regulatory Administration (“NFRA”) to replace CBIRC. Insurance activities undertaken within the PRC are primarily governed by the Insurance Law and the related rules and regulations.

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

The NFRA And The CBIRC

In March 2023, the CPC Central Committee and The State Council issued the Reform Plan for Party and State Institutions and established the National Financial Regulatory Administration (“NFRA”) to replace the China Banking and Insurance Regulatory Commission (“CBIRC”). The NFRA has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the following:

●	To conduct unified supervision and regulation of the financial industry, except the securities sector, in accordance with laws and regulations to supervision, conduct supervision, functional supervision, look-through supervision and on-going supervision, and ensure the lawful and stable operation of the financial industry;
●	To carry out systematic research on issues concerning the reform effective supervision of the financial industry;
●	To participate in the formulation of strategic plans for reform and development of the financial industry. To draft relevant laws and regulations on banking, insurance and financial holding companies, and put forward recommendations for their formulation and revision. To formulate relevant rules and regulations for banking institutions, insurance institutions, and financial holding companies, etc;
●	To conduct and coordinate work concerning the protection of financial consumers' rights and interests. To formulate, develop, and establish a sound system and study major issues concerning the protection of financial consumers' rights and interests. To carry out financial consumer education and build complaint handling mechanisms, as well as diversified dispute resolution mechanisms, for financial consumers;
●	To conduct authorization of banking institutions, insurance institutions, financial holding companies and others in accordance with law, and carry out supervision and regulation of these institutions in respect of their corporate governance, risk management, internal controls, capital adequacy, solvency, business operations, information disclosure, etc.;

●	To conduct on-site examination and off-site surveillance of banking institutions, insurance institutions, financial holding companies and others, in accordance with law. To carry out risk and compliance assessment of these institutions, investigate and impose administrative penalties over violations;
●	To prepare and release regulatory data statements of banking institutions, insurance institutions, financial holding companies and others on a consolidated basis. To fulfill the responsibilities concerning comprehensive statistics of the financial industry;
●	To carry out technology supervision of banking institutions, insurance institutions, financial holding companies, etc. To establish technology supervisory systems and formulate relevant policies. To build a regulatory big data platform, carry out risk monitoring, analysis, assessment and early warning, and make full use of technological means to strengthen supervision and prevent risks;
●	To conduct supervision of the banking institutions, insurance institutions, financial holding companies, etc. To formulate rules on equity supervision, and review and approve shareholders, actual controllers as well as equity changes in accordance with law. To carry out investigation on shareholders, actual controllers, persons acting in concert and ultimate beneficiaries according to law, and take relevant measures or impose penalties on violations of laws and regulations;
●	To set up mechanisms connecting the administrative law enforcement with criminal justice, and investigate, collect evidence on and deal with related subjects of violations or illegal financial activities, and transfer those suspected of committing a crime to judicial organs;
●	To establish recovery and resolution mechanisms of banking institutions, insurance institutions, financial holding companies, etc. To study and put forward recommendations on the recovery and resolution of financial institutions in collaboration with relevant departments and organize their implementation;
●	To take the lead in cracking down on illegal financial activities, organize the establishment of monitoring and early warning system on illegal financial activities, coordinate, guide and urge relevant departments and local governments to carry out work to prevent and deal with illegal financial activities according to law. To study and put forward relevant suggestions on cross-sector and cross-region illegal financial activities and those involving new products and new types of business, and organize their implementation as required;
●	To establish a local financial supervision system as required. To guide and oversee the local financial supervisory work, and guide and coordinate local governments to fulfill their respective jurisdictional responsibilities in resolving related financial risks;
●	To supervise the outsourcing of information technology, as well as other cooperating activities of banking institutions, insurance institutions, financial holding companies and other supervised entities with information technology service agencies and other intermediaries. To conduct investigation over violations of laws and regulations in accordance with law, and take relevant measures against financial institutions;
●	To participate in the regulatory and rule-making work of international financial organizations and international regulatory standard-setting bodies. To carry out overseas exchanges and international cooperation work; and,
●	To implement other tasks assigned by the CPC Central Committee and the State Council.

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

An insurance broker may conduct the following insurance brokering businesses:

●	making insurance proposals, selecting insurance companies and handling the insurance application procedures for the insurance applicants;
●	assisting the insured or the beneficiary to claim compensation;
●	reinsurance brokering business;
●	providing consulting services to clients with respect to disaster and damage prevention, risk assessment and risk management; and
●	other business activities approved by the CIRC.

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

Measures for the implementation of administrative Licensing and filing of insurance intermediaries

On October 28, 2021, CBIRC promulgated the Implementation Measures for Administrative Licensing and Filing of Insurance Intermediaries, which took effect on February 1, 2022, according to which, the registered capital of regional insurance brokers was changed to 20 million yuan.

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

Measures for the Administration of Insurance Sales Activities

On September 20, 2023, the NFRA issued Measures for the Administration of Insurance Sales Activities, which took effect on March 1, 2024. According to the Measures for the Administration of Insurance Sales Activities, except for the following institutions and personnel, other institutions and individuals shall not engage in insurance sales activities: (1) Insurance companies and insurance intermediaries; and (2) insurance sales personnel. Insurance companies and insurance intermediaries shall handle practice registration for their insurance sales personnel.

Regulations on Internet Insurance

On December 7, 2020, the CBIRC issued the Decree of the China Banking and Insurance Regulatory Commission (No. 13, 2020) promulgating the Measures for the Supervision of Internet Insurance Business, which were implemented on February 1, 2021. Under the Measures Supervision of Internet Insurance Business, the term of “internet insurance business” refers to the insurance business activities in which insurance institutions conclude insurance contracts and provide insurance services through the internet. Insurance institutions include insurance companies (including mutual insurance organizations and internet insurance companies) and insurance intermediary companies. Insurance intermediaries refer to insurance agencies (except personal insurance agent), insurance brokerage firms and insurance assessor. Professional insurance intermediaries include professional insurance agencies, insurance brokers and insurance assessors. The term “self-operated network platform” as mentioned in these measures refers to the network platform set up by an insurance institution in accordance with law for the purpose of operating internet insurance business and enjoying complete data authority. Network platforms set up by branches of insurance institutions and non-insurance institutions that have equity, personnel and other related relationships with insurance institutions do not belong to self-operated network platforms.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which became effective on March 31, 2023. On the same date of the issuance of the Overseas Listings Rules, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Overseas Listings Rules, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of CSRC, or collectively, the Guidance Rules and Notice. The Overseas Listings Rules, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administration Provisions and Measures by providing substantially the same requirements for filings of overseas offering and listing by domestic companies. Under the Overseas Listings Rules and the Guidance Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. The companies that have already been listed on overseas stock exchanges or have obtained the approval from overseas supervision administrations or stock exchanges for its offering and listing and will complete their overseas offering and listing prior to September 30, 2023 are not required to make immediate filings for its listing yet need to make filings for subsequent offerings in accordance with the Overseas Listings Rules. The companies that have already submitted an application for an initial public offering to overseas supervision administrations prior to the effective date of the Overseas Listings Rules but have not yet obtained the approval from overseas supervision administrations or stock exchanges for the offering and listing may arrange for the filing within a reasonable time period and should complete the filing procedure before such companies’ overseas issuance and listing.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Archives Rules, which took effect on March 31, 2023. Pursuant to the Archives Rules, domestic companies that seek an overseas offering and listing shall strictly abide by applicable laws and regulations of the PRC and the Archives Rules, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. Such domestic companies shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Furthermore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers and overseas regulators, any document and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. The Archives Rules also stipulate that a domestic company that provides accounting archives or copies of accounting archives to any entities, including securities companies, securities service providers and overseas regulators and individuals, shall fulfill due procedures in compliance with applicable national regulations.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC with respect to our listing or subsequent offerings. Any failure or perceived failure by us to comply with any filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

Regulations Relating to Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress on December 29, 1993 and became effective on July 1, 1994. It was last amended on October 26.2018 and the amendments became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

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

C. Organizational Structure

The following diagram illustrates our current corporate structure, which includes our significant subsidiaries as of the date of this annual report:

TIAN RUIXIANG Holdings Ltd, "TRX"CAY, 2019
100%
TRX Hongkong Investment Limited, "TRX HK" Hongkong, 2019
100%
Peak Consulting Services Limited Hongkong, 2020
100%
Abroad
Domestic
GuangzhouTianruixiang Management Consulting Co., Ltd. "TRXGZ"or"WFOE "PRC, 2019
Contratual arrangement
Beijing Wandezhonggui Management Consulting Co., Ltd. "WDZG Consulting"PRC, 2016
100%
Zhejiang Tianruixiang Insurance Broker Co., Ltd. "TRXZJ"PRC, 2010
NeedBao(Beijing)Network Technology Co., Ltd. "NDB Technology"PRC, 2016
100%
branch
Zhejiang Tianruixiang Insurance Broker Co., Ltd. Beijing branch" TRX BJ Branch"PRC, 2018
Tianyi Duowen(Beijing)Network Technology Co., Ltd. "TYDW Technology"PRC, 2016
100%
branch
Zhejiang Tianruixiang Insurance Broker Co., Ltd. Shanxi branch"TRX SX Branch"PRC, 2018
Hebei Hengbang Insurance Assessment Co., Ltd. "Hengbang Insurance"PRC, 2015
99.8%
branch
Zhejiang Tianruixiang Insurance Broker Co., Ltd. Hunan branch"TRX HN Branch"PRC, 2019
Zhejiang Tianruixiang Insurance Broker Co., Ltd. Chongqing branch"TRX CQ Branch"PRC, 2019 branch
branch
Zhejiang Tianruixiang Insurance Broker Co., Ltd. Shaanxi branch" TRX Shanxi Branch"PRC, 2018
Zhejiang Tianruixiang Insurance Broker Co., Ltd. Hubei branch"TRX HB Branch"PRC, 2019 branch
branch
Zhejiang Tianruixiang Insurance Broker Co., Ltd. Shandong branch"TRX SD Branch"PRC, 2018

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

The sole direct shareholder of TRX ZJ is WDZG Consulting, which is controlled by Beijing One Yuan Benju Management Consulting Co., Ltd. (“One Yuan”). Baohai Xu, who is the father of our CEO, Sheng Xu, owns 99% equity shares of One Yuan. The following diagram illustrates the shareholding structure of TRX ZJ.

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

D.  Property, Plants and Equipment

Our headquarter is located at Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing,100124, where we lease approximately 190 square meters of office space, the lease term is from September 15, 2022 to September 14, 2024. Our other offices and branches lease approximately 424.39 square meters of office space. In fiscal year 2023, 2022, and 2021, our total rental expenses amounted to approximately $75,000, $316,000, and $242,000, respectively.

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

Overview

We are a holding company incorporated in the Cayman Islands. We are not a Chinese operating company. As a holding company with no material operations of our own, we conduct our operations through the VIE, TRX ZJ, which was established in the People’s Republic of China. We do not have any equity ownership of the VIE, instead, we control and receive the economic benefits of the VIE’s business operations through the VIE Agreements, which are used to provide contractual exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the Chinese operating companies. Pursuant to the VIE Agreements, which are designed so that the operations of the VIE are solely for the benefit of WFOE and ultimately, the Company, under accounting principles generally accepted in the United States (“U.S. GAAP”), is deemed to have a controlling financial interest in, and be the primary beneficiary of the VIE for accounting purposes and must consolidate the VIE. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIE. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIE and the VIE structure. For a description of our corporate structure and VIE Agreements, see “ITEM 4. INFORMATION ON THE COMPANY – C. Organizational Structure.” See also “Item 3. KEY INFORMATION – D. Risk Factors – Risks Related to Our Corporate Structure.”

The VIE, TRX ZJ, and its PRC subsidiaries, operate an insurance brokerage business in China, and distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance. TRX ZJ acts on behalf of its customers seeking insurance coverage from insurance companies and take pride in its premium customer service.

As an insurance broker, TRX ZJ does not assume underwriting risks; it distributes insurance products underwritten by insurance companies operating in China to its individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this report, TRX ZJ has relationships with 29 insurance companies in the PRC, and therefore is able to offer a variety of insurance products to its customers.

For the fiscal year ended October 31, 2023, 83.7% of TRX ZJ’s total revenue was attributed to its top five insurance company partners, and three insurance companies each accounted for more than 10% of its total revenues: Ping An Property Insurance Co., Ltd. Shaoxing Branch, China Life Property & Casualty Insurance Co., Ltd. Hefei Branch, and Asia Pacific Property & Casualty Insurance Co., Ltd. Shenzhen Branch, accounted for 32.1%, 28.0% and 10.5% of TRX ZJ’s total revenue, respectively.

For the fiscal year ended October 31, 2022, 53.4% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and two insurance companies each accounted for more than 10% of its total revenue: Yong An Property Insurance Co., Ltd. Hangzhou Branch and Ping An Property Insurance Co., Ltd. Hangzhou Branch accounted for 20.8% and 13.5% of TRX ZJ’s total revenue, respectively.

For the fiscal year ended October 31, 2021, 59.6% of TRX ZJ’s total revenue was attributed to top five insurance company partners, and four insurance companies each accounted for more than 10% of its total revenues: China Life Property & Casualty Insurance Co., Ltd. Beijing Branch, Ping An Property Insurance Co., Ltd. Hangzhou Branch, Ping An Property Insurance Co., Ltd. Shanghai Branch, and Ping An Property Insurance Co., Ltd. Beijing Branch, accounted for 15.4%, 15.4%, 13.2% and 10.4% of TRX ZJ’s total revenue, respectively.

TRX ZJ operates 7 branches as of the date of this report. For the fiscal year 2023, TRX ZJ had 1,658 institutional customers and 654 individual customers.

Revenue Category

As a broker of insurance products, TRX ZJ derives its revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

The following table illustrates the breakdown of TRX ZJ’s commissions by insurance products for the years ended October 31, 2023, 2022 and 2021.

	Years Ended October 31,
	2023		2022		2021
		Percentage		Percentage		Percentage
		of		of		of
		Total		Total		Total
	Commissions	Commissions	Commissions	Commissions	Commissions	Commissions
Property and Casualty Insurance
Automobile Insurance
Supplemental	$5,661	0.5%	$98,456	7.4%	$395,110	14.8%
Mandatory	442	0.0%	36,262	2.7%	39,683	1.5%
Commercial Property Insurance	151,013	12.1%	382,180	28.9%	213,204	8.0%
Liability Insurance	975,460	78.4%	363,899	27.5%	1,588,818	59.4%
Accidental Insurance	20,361	1.6%	255,218	19.3%	356,156	13.3%
Other Insurance
Life Insurance	576	0.1%	20,489	1.5%	70,336	2.6%
Health Insurance	49,712	4.0%	25,524	1.9%	3,747	0.1%
Miscellaneous Insurance	41,022	3.3%	142,627	10.8%	8,557	0.3%
Total	$1,244,247	100.0%	$1,324,655	100.0%	$2,675,611	100.0%

Critical Accounting Policies

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the years ended October 31, 2023, 2022 and 2021 include the assumptions used in assessing impairment of long-term assets, the valuation of deferred tax assets and associated valuation allowances, the determination of the fair value of the warrants, and the valuation of stock-based compensation.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of October 31, 2023 and 2022. As of October 31, 2023, income tax returns for the tax years ended October 31, 2018 through October 31, 2022 remained open for statutory examination by PRC tax authorities.

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

Impact of COVID-19 on our Operations

The COVID-19 pandemic caused business disruptions in China and the Company’s business was negatively affected due to various government restrictions put in place to attempt to stop the spread of the COVID-19 pandemic, especially the large-scale lock-downs implemented during fiscal year 2022.

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

Comparison of Results of Operations for the Years Ended October 31, 2023 and 2022

The following table sets forth a summary of our consolidated results of operations for the years ended October 31, 2023 and 2022.

	Years Ended October 31,		Changes in
	2023	2022	Amount	Percentage
Revenues	$1,244,247	$1,351,909	$(107,662)	(8.0)%
Operating expenses:
Selling and marketing	2,438,248	1,764,909	673,339	38.2%
General and administrative	1,822,325	4,655,914	(2,833,589)	(60.9)%

Total operating expenses	4,260,573	6,420,823	(2,160,250)	(33.6)%

Loss from operations	(3,016,326)	(5,068,914)	2,052,588	(40.5)%

Other income, net	723,683	408,364	315,319	77.2%

Loss before income taxes	(2,292,643)	(4,660,550)	2,367,907	(50.8)%

Income taxes	161,339	23,639	137,700	582.5%

Net loss	(2,453,982)	(4,684,189)	2,230,207	(47.6)%

Foreign currency translation adjustment	(61,134)	(3,717,478)	3,656,344	(98.4)%

Comprehensive loss	$(2,515,116)	$(8,401,667)	$5,886,551	(70.1)%

Revenues

As a broker of insurance products, TRX ZJ derives revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. In addition, TRX ZJ generated risk management revenue from provision of insurance related risk management services in fiscal 2022. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

Revenue for the year ended October 31, 2023 totaled $1,244,247, a decrease of $107,662, or 8.0%, compared with $1,351,909 for the year ended October 31, 2022. This decrease was primarily attributable to a decrease in commissions from automobile insurance of approximately $129,000, a decrease in commissions from commercial property insurance of approximately $231,000, a decrease in commissions from accidental insurance of approximately $235,000, a decrease in commissions from other miscellaneous insurance of approximately $97,000, resulting from the loss of insurance certain company partners, and a decrease in risk management services of approximately $27,000, offset by a significant increase in commissions from liability insurance of approximately $612,000, which was driven by our significant efforts on distribution of liability insurance products.

Operating Expenses

During the years ended October 31, 2023 and 2022, operating expenses included selling and marketing expenses and general and administrative expenses.

Selling and Marketing

Selling and marketing expenses amounted to $2,438,248 for the year ended October 31, 2023, as compared to $1,764,909 for the year ended October 31, 2022, an increase of $673,339, or 38.2%. The increase was mainly attributable to an increase in advertising costs of approximately $142,000 due to our increased advertising activities, and an increase in the stock-based compensation of approximately $542,000 which reflected the value of our ordinary shares granted to our sales professionals, offset by a decrease in other miscellaneous items of approximately $11,000.

Advertising expenses mainly consist of expenses associated with advertising campaigns and are included in selling and marketing expenses. Advertising costs are expensed as incurred. Advertising expenses for the years ended October 31, 2023 and 2022 totaled $979,694 and $837,807, respectively.

Our selling and marketing expenses as a percentage of revenue for the year ended October 31, 2023 increased to 196.0% from 130.5% for the year ended October 31, 2022. The increase was primarily attributable to an increase in our selling and marketing expenses and a decrease in our revenue.

General and Administrative

General and administrative expenses amounted to $1,822,325 for the year ended October 31, 2023, as compared to $4,655,914 for the year ended October 31, 2022, a decrease of $2,833,589, or 60.9%.

For the years ended October 31, 2023 and 2022, general and administrative expenses consisted of the following:

	Years Ended October 31,		Changes in
	2023	2022	Amount	Percentage
Professional fees	$1,220,367	$1,185,930	$34,437	2.9%
Compensation and related benefits	460,791	2,691,751	(2,230,960)	(82.9)%
Rent and related utilities	76,131	318,722	(242,591)	(76.1)%
Directors’ and officers’ liability insurance premium	—	214,188	(214,188)	(100.0)%
Impairment loss	—	123,646	(123,646)	(100.0)%
Others	65,036	121,677	(56,641)	(46.6)%
	$1,822,325	$4,655,914	$(2,833,589)	(60.9)%

●	Professional fees primarily consisted of legal fees, audit fees, consulting fees, and other fees. For the year ended October 31, 2023, professional fees increased by $34,437, or 2.9%, as compared to the year ended October 31, 2022. The increase was mainly attributable to a slight increase in miscellaneous items of approximately $34,000. We expect that our professional fees will remain in its current level with minimal increase in the near future.
●	For the year ended October 31, 2023, compensation and related benefits decreased by $2,230,960, or 82.9%, as compared to the year ended October 31, 2022. The significant decrease was primarily attributable to a decrease in the stock-based compensation of approximately $1,796,000, reflecting the value of our Class A ordinary shares granted to our management, and a decrease in the management’s compensation and related benefits of approximately $435,000 resulting from laying off our personnel. We expect that our compensation and related benefits will remain in its current level with minimal increase in the near future.
●	For the year ended October 31, 2023, rent and related utilities decreased by $242,591, or 76.1%, as compared to the year ended October 31, 2022. The decrease was mainly due to the decreased monthly rent driven by decreased office space.

●	For the year ended October 31, 2023, directors’ and officers’ liability insurance premium decreased by $214,188, or 100.0%, as compared to the year ended October 31, 2022. For the year ended October 31, 2023, we did not incur any directors’ and officers’ liability insurance fee.
●	In October 2022, we assessed our intangible assets for any impairment and concluded that there were indicators of impairment as of October 31, 2022 and we calculated that the estimated undiscounted cash flows were less than the carrying amount of those intangible assets. We have decided to impair the intangible asset to zero. Based on our analysis, we recognized an impairment loss of $123,646 for the year ended October 31, 2022, which reduced the value of intangible asset developed to zero. We did not record any impairment charge for the year ended October 31, 2023.
●	Other general and administrative expenses were primarily comprised of travel and entertainment, depreciation and amortization, office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the year ended October 31, 2023, other general and administrative expenses decreased by $56,641, or 46.6%, as compared to the year ended October 31, 2022. The decrease was primarily due to a decrease in office supplies of approximately $23,000 and a decrease in other miscellaneous items of approximately $34,000 reflecting our efforts at stricter controls on corporate expenditures.

Loss from Operations

As a result of the foregoing, for the year ended October 31, 2023, loss from operations amounted to $3,016,326, as compared to $5,068,914 for the year ended October 31, 2022, resulting in a change of $2,052,588, or 40.5%.

Other Income (Expense)

Other income (expense) primarily includes interest income, and miscellaneous expense and income. Other income, net, totaled $723,683 for the year ended October 31, 2023, as compared to $408,364 for the year ended October 31, 2022, an increase of $315,319, or 77.2%, which was attributable to an increase in interest income of approximately $297,000 due to our increased investments in wealth management products with underlying bonds offered by a private entity, and a decrease in other expense of approximately $18,000.

Income Taxes

Our income tax expense is mainly attributable to the VIE in China, TRX ZJ, and its subsidiaries, NDB Technology, TYDW Technology, and Hengbang Insurance, all of which are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. In the year ended October 31, 2023, NDB Technology and Hengbang Insurance were each recognized as small low-profit enterprises and received a preferential income tax rate. In the year ended October 31, 2022, NDB Technology, TYDW Technology and Hengbang Insurance were each recognized as small low-profit enterprises and received a preferential income tax rate.

Income taxes expense was $161,339 for the year ended October 31, 2023, as compared to $23,639 for the year ended October 31, 2022, an increase of $137,700, or 582.5%. The increase in income taxes expense was primarily attributable to increase in taxable income generated by our operating entities.

Net Loss

As a result of the factors described above, our net loss was $2,453,982 for the year ended October 31, 2023, as compared to $4,684,189 for the year ended October 31, 2022, a change of $2,230,207, or 47.6%.

Net Loss Attributable to Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of October 31, 2023, these two individuals owned in the aggregate 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The net loss attributable to a non-controlling interest was $5 and $32 for the years ended October 31, 2023 and 2022, respectively.

Net Loss Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $2,453,977 or $3.87 per share (basic and diluted) for the year ended October 31, 2023, as compared with $4,684,157 or $9.03 per share (basic and diluted) for the year ended October 31, 2022, a change of $2,230,180, or 47.6%.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of TRX and TRX HK is the U.S. dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and at historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translation, which is a non-cash adjustment, we reported a foreign currency translation loss of $61,134 and $3,717,478 for the years ended October 31, 2023 and 2022, respectively. This non-cash loss had the effect of increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $2,515,116 and $8,401,667 for the years ended October 31, 2023 and 2022, respectively.

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

Revenues

As a broker of insurance products, TRX ZJ derives revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. In addition, TRX ZJ generates risk management revenue from provision of insurance related risk management services. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

Revenue for the year ended October 31, 2022 totaled $1,351,909, a decrease of $1,438,708, or 51.6%, compared with $2,790,617 for the year ended October 31, 2021. This decrease was primarily attributable to a significant decrease in commissions from liability insurance of approximately $1,225,000, a decrease in commissions from automobile insurance of approximately $300,000 resulting from the loss of certain insurance company partners, and a decrease in commissions from accidental insurance of approximately $101,000, offset by an increase in commissions from commercial property insurance of approximately $169,000 and an increase in commissions from other miscellaneous insurance of $106,000, and a decrease in risk management services of approximately $88,000. During the year ended October 31, 2022, our operations were significantly disrupted by the COVID-19 pandemic.

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

For the years ended October 31, 2022 and 2021, general and administrative expenses consisted of the following:

	Years Ended October 31,		Changes in
	2022	2021	Amount	Percentage
Professional fees	$1,185,930	$1,011,053	$174,877	17.3%
Compensation and related benefits	2,691,751	948,900	1,742,851	183.7%
Rent and related utilities	318,722	227,845	90,877	39.9%
Directors’ and officers’ liability insurance premium	214,188	130,212	83,976	64.5%
Travel and entertainment	9,631	41,667	(32,036)	(76.9)%
Depreciation and amortization	22,853	27,447	(4,594)	(16.7)%
Impairment loss	123,646	—	123,646	100.0%
Others	89,193	139,800	(50,607)	(36.2)%
	$4,655,914	$2,526,924	$2,128,990	84.3%

●	Professional fees primarily consisted of legal fee, audit fee, consulting fee, investor relations service charge and other fees incurred for services related to being a public company. For the year ended October 31, 2022, professional fees increased by $174,877, or 17.3%, as compared to the year ended October 31, 2021. The increase was mainly attributable to an increase in the stock-based consulting fee of approximately $185,000 due to the increase in consulting service providers, offset by a decrease in other miscellaneous items of approximately $10,000.
●	For the year ended October 31, 2022, compensation and related benefits increased by $1,742,851, or 183.7%, as compared to the year ended October 31, 2021. The significant increase was primarily attributable to an increase in the stock-based compensation of approximately $1,821,000 reflecting the value of our Class A Ordinary Shares granted to our management, offset by a decrease in the management’s compensation and related benefits of approximately $78,000.
●	For the year ended October 31, 2022, rent and related utilities increased by $90,877, or 39.9%, as compared to the year ended October 31, 2021. The increase was mainly due to the increased monthly rent driven by increased office space.
●	For the year ended October 31, 2022, directors’ and officers’ liability insurance premium increased by $83,976, or 64.5%, as compared to the year ended October 31, 2021. Beginning in January 2021 when we became a public company in the United States, we incurred directors’ and officers’ liability insurance fee.
●	For the year ended October 31, 2022, travel and entertainment expenses decreased by $32,036, or 76.9%, as compared to the year ended October 31, 2021. The decrease was mainly due to decreased business travel activities incurred in fiscal year 2022 resulting from COVID-19.
●	For the year ended October 31, 2022, depreciation and amortization decreased by $4,594, or 16.7%, as compared to the year ended October 31, 2021. The decrease was primarily due to certain office equipment and furniture had reached the end of depreciation period and no further depreciation is required for these fixed assets in fiscal year 2022.
●	In October 2022, we assessed our intangible assets for any impairment and concluded that there were indicators of impairment as of October 31, 2022 and we calculated that the estimated undiscounted cash flows were less than the carrying amount of those intangible assets. We have decided to impair the intangible asset to zero. Based on our analysis, we recognized an impairment loss of $123,646 for the year ended October 31, 2022, which reduced the value of intangible asset developed to zero. We did not record any impairment charge for the year ended October 31, 2021.
●	Other general and administrative expenses were primarily comprised of office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the year ended October 31, 2022, other general and administrative expenses decreased by $50,607, or 36.2%, as compared to the year ended October 31, 2021. The decrease was primarily due to a decrease in office supplies of approximately $24,000, reflecting our efforts at stricter controls on corporate expenditures, a decrease in office decoration expenditures of approximately $12,000, and a decrease in miscellaneous taxes of approximately $15,000.

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

Net Loss Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $4,684,157 or $9.03 per share (basic and diluted) for the year ended October 31, 2022, as compared with $1,944,549 or $5.65 per share (basic and diluted) for the year ended October 31, 2021, a change of $2,739,608 or 140.9%.

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

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At October 31, 2023 and 2022, we had cash and restricted cash of approximately $695,000 and $695,000, respectively. These funds are mainly kept in financial institutions located in China.

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

The following table sets forth a summary of changes in our working capital from October 31, 2022 to October 31, 2023:

	October 31,	October 31,	Changes in
	2023	2022	Amount	Percentage
Working capital:
Total current assets	$27,618,624	$34,858,624	$(7,240,000)	(20.8)%
Total current liabilities	3,062,868	1,494,088	1,568,780	105.0%
Working capital	$24,555,756	$33,364,536	$(8,808,780)	(26.4)%

Our working capital decreased by $8,808,780 to $24,555,756 at October 31, 2023 from $33,364,536 at October 31, 2022. The decrease in working capital was primarily attributable to a significant decrease in note receivable of $7,500,000 due to our collection of note principal in the year ended October 31, 2023, a decrease in interest receivable of approximately $262,000 resulting from our collection of note related interest in the year ended October 31, 2023, an increase in taxes payable of approximately $157,000 because of the increase in taxable income generated by our operating entities in the year ended October 31, 2023, an increase in salary payable of approximately $301,000, an increase in accrued liabilities and other payables of approximately $97,000, mainly due to the increase in accrued professional service fees of approximately $54,000 resulting from increased professional service providers, and an increase in due to related parties of approximately $1,047,000, due to expenses paid by our related parties on behalf of us in the year ended October 31, 2023, offset by an increase in short-term investments of approximately $617,000 resulting from our increased investments in wealth management products with underlying bonds offered by a private entity in the year ended October 31, 2023.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Fiscal Year Ended October 31, 2023 Compared to the Fiscal Year Ended October 31, 2022

The following summarizes the key components of our cash flows for the years ended October 31, 2023 and 2022:

	Years Ended October 31,
	2023	2022
Net cash provided by (used in) operating activities	$994,304	$(198,760)
Net cash used in investing activities	(992,717)	(28,897,466)
Net cash used in financing activities	(283)	—
Effect of exchange rate on cash and restricted cash	(1,471)	(1,052,173)
Net decrease in cash and restricted cash	$(167)	$(30,148,399)

Net cash flow provided by operating activities for the year ended October 31, 2023 was $994,304, which primarily reflected the non-cash items adjustment mainly consisting of amortization of right-of-use assets of approximately $78,000 and stock-based compensation and service expense of $1,450,000 due to shares granted for services, and the changes in operating assets and liabilities mainly consisting of a decrease in interest receivable of approximately $262,000 resulting from our collection of note related interest in the year ended October 31, 2023, a decrease in other assets of approximately $91,000, an increase in taxes payable of approximately $164,000 caused by the increase in taxable income generated by our operating entities in the year ended October 31, 2023, an increase in salary payable of approximately $348,000, an increase in accrued liabilities and other payables of approximately $100,000, mainly due to the increase in accrued professional service fees of approximately $54,000 resulting from increased professional service providers, and an increase in due to related parties of approximately $992,000 due to expenses paid by our related parties on behalf of us in the year ended October 31, 2023, offset by a decrease in operating lease liabilities of approximately $80,000, and our consolidated net loss of approximately $2,454,000.

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

Net cash flow used in investing activities was $992,717 for the year ended October 31, 2023 as compared to $28,897,466 for the year ended October 31, 2022. During the year ended October 31, 2023, we made an investment in a note receivable of $7,800,000 and made payments for the purchase of short-term investments of approximately $27,779,000, offset by proceeds received from the note receivable of $7,500,000 and proceeds received from sale of short-term investments of approximately $27,087,000. During the year ended October 31, 2022, we made payment for purchase of property and equipment of approximately $2,000 and made payments for purchase of short-term investments of approximately $29,012,000, offset by proceeds received from sale of short-term investments of approximately $117,000.

Net cash flow used in financing activities was $283 for the year ended October 31, 2023 as compared to $0 for the year ended October 31, 2022. During the year ended October 31, 2023, we received proceeds from related parties’ borrowings of approximately $10,000, offset by repayment made for related parties’ borrowings of approximately $10,000. During the year ended October 31, 2022, we received proceeds from related parties’ borrowings of approximately $225,000, offset by repayment made for related parties’ borrowings of approximately $225,000.

Cash Flows for the Fiscal Year Ended October 31, 2022 Compared to the Fiscal Year Ended October 31, 2021

The following summarizes the key components of our cash flows for the years ended October 31, 2022 and 2021:

	Years Ended October 31,
	2022	2021
Net cash used in operating activities	$(198,760)	$(1,363,938)
Net cash used in investing activities	(28,897,466)	(7,503,411)
Net cash provided by financing activities	—	32,642,481
Effect of exchange rate on cash and restricted cash	(1,052,173)	145,014
Net (decrease) increase in cash and restricted cash	$(30,148,399)	$23,920,146

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

As of October 31, 2023, we had $26.8 million in short-term investments which are investment in wealth management products which can be redeemed upon notice.

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

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenue and operating results have been impacted by exchange rate fluctuations between RMB and US dollars. For the years ended October 31, 2023 and 2022, we had unrealized foreign currency translation loss of approximately $61,000 and $3,717,000, respectively, because of changes in the exchange rate.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Xu	42	Director, Chairman and Chief Executive Officer

Mingxiu Luan	38	Chief Financial Officer

Min Zhou	39	Director

Yun Zhao	40	Independent Director

Yu He	38	Independent Director

Jingyu Li	47	Independent Director

Ms. Sheng Xu has served as the CEO and Chairman of the board of the Company since April 2024, and as a director of the Company since January 2021. Prior to joining us, she served as a director of the market development department of Beijing Ruisibotong Brand Management Co., Ltd. from September 2017 to March 2019. From June 2006 to August 2017, she was a wealth manager and assistant president at Hua Xia Bank. Ms. Xu holds a bachelor’s degree in English from Beijing City University and an EMBA from China University of International Business and Economics.

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

Ms. Min Zhou has been a director of the Company since April 2024. She has been an insurance brokerage consultant of Delta Insurance Brokers Limited since January 2023. From June 2021 to January 2023, she was an investment management at Huobi Ventures Co., Ltd. From September 2016 to June 2021, she served as a business development manager at U-BX Technology Ltd. (NASDAQ: UBXG). Ms. Zhou graduated from Hunan University in 2006 with a bachelor’s degree in mechanical automation.

Ms. Yun Zhao has been a director of the Company since April 2024. She has been a financial risk analyst of Guoshi Data Technology (Shanghai) Co., Ltd. since September 2022. From September 2019 to May 2022, she was a senior financial advisor at Jiayu Wealth Management (Shanghai) Co., Ltd. From September 2017 to June 2019, she served as a financial consultant at Huaxin Financial Services Limited. Ms. Zhao graduated from Guangdong University of Foreign Studies in 2023 with a bachelor’s degree in finance.

Mr. Yu He has been a director of the Company since April 2024. He has been the general manager of Beijing Maidehao Technology Co., Ltd. since March 2023. From April 2015 to March 2023, he was an industry general manager at Beijing Bytedance Technology Co., Ltd. From September 2012 to March 2015, he served as a senior customer service manager at NetEase Hangzhou Network Co., Ltd. Mr. He graduated from Peking University in 2015 with a bachelor’s degree in advertising and graduated from the University of Texas at Arlington in 2021 with a master’s degree in business administration.

Ms. Jingyu Li has been a director of the Company since July 2024. She has been the chief financial officer at Beijing Aojitong Investment (Group) Co., LTD since May 2002. She graduated from Renmin University of China in 2003 with a bachelor’s degree in accounting.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	1	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended October 31, 2023, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive	Deferred
		Salary	Bonus	Awards	Awards	Plan	Compensation		Total
Name and Principal Position	Year	(US$)	(US$)	(US$)	(US$)	Compensation	Earnings	Other	(US$)
Zhe Wang[1]	2023	150,000	—		—	—	—	—	150,000
former CEO, Chairman, and director of the Company

Mingxiu Luan	2023	80,000	—		—	—	—	—	80,000
CFO of the Company and TRX ZJ

Note 1: Zhe Wang resigned from his positions of the CEO, director, and the Chairman of the board of directors of the Company on April 5, 2024. Sheng Xu, who is the wife of Zhe Wang, replaced Zhe Wang as the CEO and the Chairman of the board of directors of the Company on the dame day.

Agreements with Named Executive Officers

We enter into employment agreements with our executive officers. Pursuant to employment agreements, we agree to employ each of our executive officers for a specified time period, which shall be renewed upon both parties’ agreement before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three-month prior written notice. Each executive officer has agreed to hold any confidential information, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent.

Our current employment agreement with Sheng Xu, our CEO, is for a term of one year beginning on April 25, 2024, with an annual salary of US$150,000. Upon expiration of the current term, the agreement shall be automatically extended for one year.

Our current employment agreement with Mingxiu Luan, our CFO, is for a term of three years beginning on March 5, 2022, with an annual salary of US$80,000. Upon expiration of the current term, the agreement shall be automatically extended for one year.

Compensation of Directors

For fiscal year 2023, we compensated our independent directors an aggregated $40,833.37in cash and $0 in stock awards for their services, and we did not compensate our executive director, Sheng Xu for her services.

Share Incentive Plan

2021 Performance Incentive Plan

Our board of directors adopted the 2021 Performance Incentive Plan in December 2021, effective as of December 2, 2021, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2021 Performance Incentive Plan, or the 2021 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 200,000 Class A Ordinary Shares.

As of the date of this annual report, we granted 199,440 Class A Ordinary Shares to qualified persons under the 2021 Plan.

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

Award agreement

Each award granted under the 2021 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations, which may include the provisions applicable in the event a grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

2023 Performance Incentive Plan

Our board of directors adopted the 2023 Performance Incentive Plan on June 26, 2023, to attract and retain the best available personnel, provide additional incentives to employees, directors and officers, and promote the success of our business. Under the 2023 Performance Incentive Plan, or the 2023 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards shall be 1,000,000 Class A Ordinary Shares.

As of the date of this annual report, we granted 968,000 Class A Ordinary Shares to qualified persons under the 2023 Plan.

The following describes the principal terms of the 2023 Plan.

Types of awards

The 2023 Plan permits the awards of cash, shares, share options, or any similar securities with a value derived from the value of or related to the Class A Ordinary Shares and/or returns thereon.

Plan administration

Our board of directors or a committee of one or more members of the board of directors administers the 2023 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement

Each award granted under the 2023 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations, which may include the provisions applicable in the event a grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility

We may grant awards to our employees, directors and officers of our Company, and other individuals, as determined by the plan administrator.

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

Audit Committee. Our audit committee consists of Yun Zhao, Yu He and Jingyu Li. Jingyu Li is the chairman of our audit committee. We have determined that Yun Zhao, Yu He, and Jingyu Li satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Jingyu Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Yun Zhao, Yu He, and Jingyu Li. Yu He is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our nominating and corporate governance committee consists of Yun Zhao, Yu He, and Jingyu Li. Yun Zhao is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 8 employees as of June 1, 2024. We had 9, 22, and 50 employees as of October 31, 2023, 2022, and 2021, respectively. We reduced the number of our employees in fiscal year 2024 due to the general economic condition in China. The reduction in the number of employees in fiscal year 2023 was due to the negative impact of the COVID-19 pandemic that disrupted the normal operations of the Company. The following table sets forth the number of our employees by function as of June 1, 2024:

	Number of
	Employees	% of Total
Management and administrative staff	2	25
Financial and accounting staff	3	37
Sales and marketing staff	3	38
Total	8	100.0

As of June 1, 2024, in addition to 3 sales agents as our permanent employees, we had contractual relationships with 152 sales agents. These contractual sales agents are not our employees and are only compensated via commissions on sales. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions we continue to receive from insurance companies for the rest of the premium payment period.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of June 1, 2024 by:

●each of our directors and executive officers; and

●each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on an aggregate of 2,334,353 Class A Ordinary Shares and 50,000 Class B Ordinary Shares issued and outstanding as of June 1, 2024.

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

					Percent of
					Total
					Voting
	Ordinary Shares Beneficially Owned				Power
	Class A		Class B
	Number*	%	Number*	%	Number %
Directors And Executive Officers:
Sheng Xu (1)	68,420	2.93%	—	—%	2.12%
Mingxiu Luan (2)	60,000	2.57%	—	—%	1.86%
Min Zhou	200,000	8.57%	—	—%	6.18%
Yun Zhao	—	—%	—	—%	—%
Yu He	—	—%	—	—%	—%
Jingyu Li	—	—%	—	—%	—%
All Directors and Executive Officers as a group (6 persons)	328,420	14.07%	—	—%	10.16%

Principal Shareholders:
Yuefu Company Limited (3)	694,445	29.75%	—	—%	21.46%
Unitrust Holdings Limited (4)	181,300	7.77%	50,000	100%	33.43%

* The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

The business address of our directors, executive officers, and principal shareholders is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(1)	Represents 68,420 Class A Ordinary Shares held by Xu Sheng Investors Co. Ltd., a British Virgin Islands company, wholly owned by Ms. Sheng Xu.
(2)	Represents 60,000 Class A Ordinary Shares held by Luan Investors Co., Ltd., a British Virgin Islands company, wholly owned by Mingxiu Luan.
(3)	The beneficial shareholder is Hua Pang, who is the sole shareholder and director of Yuefu Company Limited. The principal business address of Yuefu Company Limited is 1/F, 45 Wo Tai Street, Fanling, New Territories, Hong Kong, and the principal business address of Pang is 2 Qingyuan Street, Suning County, Cangzhou City, Hebei Province, China.
(4)	The beneficial shareholder is Mufang Gao, who is the director and controlling shareholder of Unitrust Holdings Limited. The principal business address of Unitrust Holdings Limited is Room 1001, 10 / F, No. 25, North East Third Ring Road, Chaoyang District, Beijing, People’s Republic of China.

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

B. Related Party Transactions

Contractual Arrangements between WFOE and TRX ZJ

See “Item 4. INFORMATION ON THE COMPANY-C. Organizational Structure.”

Material Transactions with Related Parties

Services Provided by Related Parties

During the years ended October 31, 2023 and 2022, the Company did not receive any services from any related party.

During the year ended October 31, 2021, the Company’s related parties provided selling and marketing services to the Company. The Company recognized related party selling and marketing expenses of $1,129 for the year ended October 31, 2021, which has been included in selling and marketing on the accompanying consolidated statements of operations and comprehensive loss.

Office Space from Related Parties

In the year ended October 31, 2023, the Company did not lease any office space from any related party.

In the years ended October 31, 2022 and 2021, the Company leases office space from WDZG Consulting, which owns 100% of TRX ZJ. For the years ended October 31, 2022 and 2021, rent expense related to office leases from WDZG Consulting amounted approximately $4,000 and $20,000, respectively, which have been included in general and administrative - other on the accompanying consolidated statements of operations and comprehensive loss.

Borrowings from Related Parties and Interest Expense

In fiscal year 2023, the Company borrowed $9,535 from related parties for working capital needs and repaid $9,818 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

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

Due from Related Parties

As of the date of this annual report, and as of October 31, 2023, 2022 and 2021, due from related parties consisted of the following:

	As of the Date of	October 31,	October 31,	October 31,
Name of related party	This Annual Report	2023	2022	2021
Wei Chen (*)	$—	$—	$1,369	$—
Sheng Xu (**)	18,253	—	—	—
Xian Xu (*)	38,053	—	—	—
Yue Wang (*)	15,145	—	—	—
	$71,451	$—	$1,369	$—

(*) Wei Chen, Xian Xu, and Yue Wang are the Company’s managers.

(**) Sheng Xu is the Company’s chief executive officer and she is the spouse of Zhe Wang.

The balances of due from such related parties were short-term in nature, unsecured, repayable on demand, and bears no interest. Management believes that the related party receivables are fully collectable. Therefore, no allowance for doubtful accounts is deemed to be required on its due from the related party at October 31, 2022. The Company historically has not experienced an uncollectible receivable from such related party.

Due to Related Parties

As of the date of this annual report, and as of October 31, 2023, 2022 and 2021, due to related parties consisted of the following:

	As of the Date of	October 31,	October 31,	October 31,
Name of related party	This Annual Report	2023	2022	2021
WDZG Consulting	$—	$—	$9,449	$2,564
Fan Shen (1)	—	—	578	—
Xiangchun Ruan (1)	—	—	10,955	—
Baohai Xu (1)	398,213	321,385	105,500	—
Kui Che (1)	—	—	48	—
Zhe Wang (2)	117,520	120,985	—	—
Sheng Xu (3)	—	110,362	—	—
Mufang Gao (4)	379,885	310,771	—	—
Feng’e Feng (5)	186,571	186,571	—	—
Mingxiu Luan (6)	123,436	123,436	—	—
Cui Yue (7)	237,701	—	—	—
	$1,443,326	$1,173,510	$126,530	$2,564
(1)	Fan Shen, Xiangchun Ruan, Baohai Xu and Kui Che are the Company’s mangers.
(2)	Zhe Wang is the Company’s former chief executive officer and he is the spouse of Sheng Xu.
(3)	Sheng Xu is the Company’s chief executive officer and she is the spouse of Zhe Wang.
(4)	Mufang Gao is Zhe Wang’s mother.
(5)	Feng’e Feng is Sheng Xu’s mother.
(6)	Mingxiu Luan is the Company’s chief financial officer.
(7)	Cui Yue is the Company’s manager.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is US$1,000,000 divided into 40,000,000 shares, comprising (i) 36,000,000 Class A Ordinary Shares, par value of $0.025 per share, and (ii) 4,000,000 Class B Ordinary Shares, par value of $0.025 per share.

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

C. Material Contracts

On February 12, 2024, TRX HK entered into a sale and purchase agreement (the “SPA”) to acquire Peak Consulting Services Limited (“the Target”) from Yuefu Company Limited, the sole shareholder of the Target. The Target is a licensed insurance brokerage in Hong Kong. The total consideration for the acquisition is $1.5 million paid in 3,472,222 of the Company’s Class A Ordinary Shares, which was calculated based on $0.432 per share, equivalent to 80% of the closing price of $0.54 per share on January 31, 2024, on NASDAQ. The transaction was completed on February 29, 2024.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this section, “Item 4. INFORMATION ON THE COMPANY,” “Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS—B. Related Party Transactions” or elsewhere in this annual report.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Jingsh Liaocheng, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed to be a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

As of October 31, 2023, we had no short-term or long-term borrowings. If we borrow money in future periods, we may be exposed to interest rate risk. Our exposure to market risk for changes in interest rates relates primarily to the interest income generated by our cash deposits with our banks, short-term investments in wealth management products with underlying bonds offered by a private entity, and a note receivable made to a third party company. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

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

B. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333- 235727) in relation to the initial public offering of 3,000,000 Class A Ordinary Shares at an initial public offering price of $4.00 per Class A Ordinary Share (or 120,000 Class A Ordinary Shares at an initial public offering price of $100.00 per Class A Ordinary Share, reflecting the 1-for-5 share consolidation that took effect on November 16, 2022 and the 1-for-5 share consolidation that took effect on May 14, 2024). Our initial public offering closed on January 29, 2021. Network 1 Financial Securities, Inc. was the representative of the underwriters for our initial public offering. On February 2, 2021, Network 1 Financial Securities, Inc. exercised the over-allotment option to purchase an additional 75,000 Class A Ordinary Shares (or 3,000 Class A Ordinary Shares, reflecting the 1-for-5 share consolidation that took effect on November 16, 2022 and the 1-for-5 share consolidation that took effect on May 14, 2024). The closing for the sale of the over-allotment shares took place on February 4, 2021. We received net proceeds of approximately $10.01 million, after deducting underwriting discounts and estimated offering expenses payable by us. The registration statement was declared effective by the SEC on January 26, 2021. The total expense incurred for our Company’s account in connection with our initial public offering was approximately $2.41 million, which included approximately $1.05 million in underwriting discounts for the initial public offering and approximately $1.36 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have used $2,328,493.92 from our initial public offering for general operating purpose.

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

Based upon that evaluation, our management has concluded that, due to the material weaknesses and significant deficiencies identified below, as of October 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

In the course of preparing our consolidated financial statements for the years ended October 31, 2023, we identified several control deficiencies, which include material weaknesses and significant deficiencies, in our internal control over financial reporting as of October 31, 2023. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our Company’s annual consolidated financial statements will not be prevented or detected on a timely basis. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of October 31, 2023.

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

In light of these material weaknesses and significant deficiencies, our management and the Company’s outsourced U.S. GAAP financial reporting consultant performed additional analyses and procedures in order to conclude that the Company’s consolidated financial statements as of October 31, 2023, and for the year ended October 31, 2023 included in this Annual Report on Form 20-F were fairly stated in accordance with U.S. GAAP. Accordingly, our management believes that the Company’s consolidated financial statements as of October 31, 2023, and for the year ended October 31, 2023 are fairly stated, in all material respects, in accordance with U.S. GAAP, which we concurred.

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

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jingyu Li, chairman of our audit committee and an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

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

	Year Ended October 31,
Services	2023	2022
	US$	US$
Audit Fees(1)	365,000	365,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other fees(4)	—	—

Total	365,000	365,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Capital Market corporate governance listing standards. However, Nasdaq Capital Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Capital Market corporate governance listing standards.

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

Nasdaq Listing Rule 5605(b)(1) requires listed companies to have a majority of its board members be independent as defined in Rule 5605(a)(2). Nasdaq Listing Rule 5605(c)(2) requires listed companies to have an audit committee of at least three members. As a foreign private issuer, however, under NASDAQ Listing Rule 5615(a)(3)(C), we are permitted to, and we have elected to follow home country practice in lieu of the above requirements. The corporate governance practice in our home country, the Cayman Islands, does not require (1) a majority of our board to consist of independent directors, or (2) to have an audit committee of at least three members. If we choose to follow the home country practice, our shareholders may be afforded less protection than they would otherwise enjoy under Nasdaq’s corporate governance requirements applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.”

Other than those described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.J. INSIDER TRADING POLICIES

Our board of directors has adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management and employees. A copy of our insider trading policy is included as an exhibit to this annual report.

ITEM 16.K. CYBERSECURITY

We have established cybersecurity risk management to identify, assess, and mitigate cybersecurity risks alongside other business risks. The process is in alignment with our strategic objectives and risk appetite. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition. As of the date of this annual report, we have not experienced any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. We continuously adapt our business strategy to enhance resilience, strengthen defenses and ensure the sustainability of our operations.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of TIAN RUIXIANG Holdings Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Third Amended and Restated Memorandum and Articles of Association

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-235727), as amended)

2.2	Form of Underwriter’s Warrant (January 2021 Offering) (incorporated herein by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-235727), as amended)

2.3	Form of Underwriter’s Warrant (June 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-256574), as amended)

2.4*	Description of Securities

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

4.14

Sale and Purchase Agreement, dated February 12, 2024 (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-39925) filed with the Securities and Exchange Commission on February 14, 2024)

4.15*	2023 Performance Incentive Plan of the Registrant

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Beijing Jingshi Law Firm Liaocheng Office

15.2*	Consent of RBSM LLP

97.1*	Insider Trading Policy

97.2*	Compensation Recovery Policy

101.*

The following financial statements from the Company’s Annual Report on Form 20-F for the fiscal year ended October 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Comprehensive Income, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

**Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TIAN RUIXIANG Holdings Ltd

By:	/s/ Sheng Xu
Name:	Sheng Xu
Title:	Chairman, Chief Executive Officer, and Director
Date	July 17, 2024

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2023, 2022 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Tian Ruixiang Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tian Ruixiang Holding Ltd and Subsidiaries (the “Company”) as of October 31, 2023 and 2022, the related consolidated statements of operations and comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended October 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

July 17, 2024

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of October 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash	$2,383	$2,508
Restricted cash	692,692	692,734
Short-term investments	26,797,081	26,179,662
Accounts receivable	18,960	51,202
Note receivable	—	7,500,000
Interest receivable	—	262,192
Due from related party	—	1,369
Other current assets	107,508	168,957

Total Current Assets	27,618,624	34,858,624

NON-CURRENT ASSETS:
Note receivable	7,800,000	—
Property and equipment, net	6,280	8,688
Right-of-use assets, operating leases, net	54,870	143,438
Other non-current assets	—	20,078

Total Non-current Assets	7,861,150	172,204

Total Assets	$35,479,774	$35,030,828

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Taxes payable	$623,825	$466,878
Salary payable	726,330	424,987
Accrued liabilities and other payables	481,801	384,893
Due to related parties	1,173,510	126,530
Operating lease liabilities	57,402	90,800

Total Current Liabilities	3,062,868	1,494,088

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	—	54,718

Total Non-current Liabilities	—	54,718

Total Liabilities	3,062,868	1,548,806

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders' Equity:
Ordinary shares: $0.025 par value; 40,000,000 shares authorized;
Class A ordinary shares: $0.025 par value; 36,000,000 shares authorized; 674,949 shares issued and outstanding at October 31, 2023; 507,440 shares issued and 505,440 shares outstanding at October 31, 2022	16,874	12,636
Class B ordinary shares: $0.025 par value; 4,000,000 shares authorized; 50,000 shares issued and outstanding at October 31, 2023 and 2022	1,250	1,250
Additional paid-in capital	44,108,774	42,663,012
Less: ordinary stock held in treasury, at cost; 0 share at October 31, 2023 and 2,000 shares at October 31, 2022	—	—
Accumulated deficit	(8,303,691)	(5,800,817)
Statutory reserve	275,150	226,253
Accumulated other comprehensive loss	(3,681,845)	(3,620,712)
Total TIAN RUIXIANG Holdings Ltd shareholders' equity	32,416,512	33,481,622
Non-controlling interest	394	400

Total Equity	32,416,906	33,482,022

Total Liabilities and Equity	$35,479,774	$35,030,828

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2023	2022	2021

REVENUES
Commissions	$1,244,247	$1,324,655	$2,675,611
Risk management services	—	27,254	115,006

Total Revenues	1,244,247	1,351,909	2,790,617

OPERATING EXPENSES
Selling and marketing	2,438,248	1,764,909	2,517,497
General and administrative - professional fees	1,220,367	1,185,930	1,011,053
General and administrative - compensation and related benefits	460,791	2,691,751	948,900
General and administrative - other	141,167	654,587	566,971
Impairment loss	—	123,646	—

Total Operating Expenses	4,260,573	6,420,823	5,044,421

LOSS FROM OPERATIONS	(3,016,326)	(5,068,914)	(2,253,804)

OTHER INCOME (EXPENSE)
Interest income	731,961	434,406	315,070
Other (expense) income	(8,278)	(26,042)	18,686

Total Other Income, net	723,683	408,364	333,756

LOSS BEFORE INCOME TAXES	(2,292,643)	(4,660,550)	(1,920,048)

INCOME TAXES	161,339	23,639	24,529

NET LOSS	$(2,453,982)	$(4,684,189)	$(1,944,577)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(5)	(32)	(28)

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(2,453,977)	$(4,684,157)	$(1,944,549)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(3.87)	$(9.03)	$(5.65)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	633,336	518,655	344,425

COMPREHENSIVE LOSS:
NET LOSS	$(2,453,982)	$(4,684,189)	$(1,944,577)
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation (loss) gain	(61,134)	(3,717,478)	214,123
COMPREHENSIVE LOSS	(2,515,116)	(8,401,667)	(1,730,454)
LESS: COMPREHENSIVE LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(6)	(89)	(6)
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(2,515,110)	$(8,401,578)	$(1,730,448)

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended October 31, 2023, 2022 and 2021

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS' EQUITY
	Ordinary Shares					Treasury Stock		Retained		Accumulated
	Class A		Class B		Additional	Number		Earnings		Other
	Number of		Number of		Paid-in	of		(Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit)	Reserve	(Loss) Income	Interest	Equity

Balance, October 31, 2020	150,000	$3,750	50,000	$1,250	$7,696,468	—	$—	$884,076	$170,066	$(117,392)	$495	$8,638,713

Sales of ordinary shares from the initial public offering, net of offering costs of $2,413,701	123,000	3,075	—	—	9,883,224	—	—	—	—	—	—	9,886,299

Sales of securities from the June 2021 public offering, net of offering costs of $2,362,156	131,000	3,275	—	—	22,197,069	—	—	—	—	—	—	22,200,344

Appropriation to statutory reserve	—	—	—	—	—	—	—	(29,587)	29,587	—	—	—

Net loss for the year	—	—	—	—	—	—	—	(1,944,549)	—	—	(28)	(1,944,577)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	214,101	22	214,123

Balance, October 31, 2021	404,000	10,100	50,000	1,250	39,776,761	—	—	(1,090,060)	199,653	96,709	489	38,994,902

Issuance of ordinary share for services	101,440	2,536	—	—	2,886,251	—	—	—	—	—	—	2,888,787

Treasury stock purchase	—	—	—	—	—	(2,000)	—	—	—	—	—	—

Appropriation to statutory reserve	—	—	—	—	—	—	—	(26,600)	26,600	—	—	—

Net loss for the year	—	—	—	—	—	—	—	(4,684,157)	—	—	(32)	(4,684,189)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(3,717,421)	(57)	(3,717,478)

Balance, October 31, 2022	505,440	12,636	50,000	1,250	42,663,012	(2,000)	—	(5,800,817)	226,253	(3,620,712)	400	33,482,022

Cancellation of treasury stock	—	—	—	—	—	2,000	—	—	—	—	—	—

Issuance of ordinary share for services	168,000	4,200	—	—	1,445,800	—	—	—	—	—	—	1,450,000

Shares issued for adjustment for 1:5 reverse split	1,509	38	—	—	(38)	—	—	—	—	—	—	—

Appropriation to statutory reserve	—	—	—	—	—	—	—	(48,897)	48,897	—	—	—

Net loss for the year	—	—	—	—	—	—	—	(2,453,977)	—	—	(5)	(2,453,982)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(61,133)	(1)	(61,134)

Balance, October 31, 2023	674,949	$16,874	50,000	$1,250	$44,108,774	—	$—	$(8,303,691)	$275,150	$(3,681,845)	$394	$32,416,906

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,453,982)	$(4,684,189)	$(1,944,577)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense and amortization of intangible assets	1,631	22,853	27,447
Amortization of right-of-use assets	78,126	185,421	227,661
Impairment loss	—	123,646	696
Stock-based compensation and service expense	1,450,000	2,888,787	—
Bad debt provision	7,338	—	—
Loss on disposal of property and equipment	848	—	—
Changes in operating assets and liabilities:
Accounts receivable	25,983	254,109	969,374
Security deposit	6,726	37,853	(43,750)
Interest receivable	262,192	(149,178)	(113,014)
Due from related party	1,417	(1,511)	—
Other assets	91,348	495,668	(74,120)
Taxes payable	163,500	36,553	(78,932)
Salary payable	347,567	349,436	—
Accrued liabilities and other payables	99,649	304,576	(123,052)
Due to related parties	992,277	126,228	12,025
Operating lease liabilities - related party	—	—	(29,355)
Operating lease liabilities	(80,316)	(189,012)	(194,341)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	994,304	(198,760)	(1,363,938)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	—	(2,346)	(3,411)
Investment in note receivable	(7,800,000)	—	(7,500,000)
Proceeds from note receivable	7,500,000	—	—
Purchase of short-term investments	(27,779,231)	(29,011,783)	-
Proceeds from sale of short-term investments	27,086,514	116,663	-

NET CASH USED IN INVESTING ACTIVITIES	(992,717)	(28,897,466)	(7,503,411)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from note payable	—	—	75,581
Repayment of note payable	—	—	(75,581)
Proceeds from related parties' borrowings	9,535	225,171	1,893,932
Repayments of related parties' borrowings	(9,818)	(225,171)	(2,272,145)
Proceeds from initial public offering	—	—	12,300,000
Disbursements for initial public offering costs	—	—	(1,489,388)
Proceeds from the June 2021 public offering	—	—	24,562,500
Disbursements for the June 2021 public offering costs	—	—	(2,352,418)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(283)	—	32,642,481

EFFECT OF EXCHANGE RATE ON CASH AND RESTRICTED CASH	(1,471)	(1,052,173)	145,014

NET (DECREASE) INCREASE IN CASH AND RESTRICTED CASH	(167)	(30,148,399)	23,920,146

CASH AND RESTRICTED CASH - beginning of year	695,242	30,843,641	6,923,495

CASH AND RESTRICTED CASH - end of year	$695,075	$695,242	$30,843,641

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$22	$725
Income taxes	$807	$—	$2,251

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reissuance of treasury stock	$25,000	$—	$—
Payments made by related parties on the Company’s behalf	$1,068,700	$—	$119,886

RECONCILIATION OF CASH AND RESTRICTED CASH
Cash at beginning of year	$2,508	$30,024,372	$6,137,689
Restricted cash at beginning of year	692,734	819,269	785,806
Total cash and restricted cash at beginning of year	$695,242	$30,843,641	$6,923,495

Cash at end of year	$2,383	$2,508	$30,024,372
Restricted cash at end of year	692,692	692,734	819,269
Total cash and restricted cash at end of year	$695,075	$695,242	$30,843,641

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

TIAN RUIXIANG Holdings Ltd (“TRX” or the “Company”) is a holding company incorporated in the Cayman Islands on March 5, 2019. The Company, through a variable interest entity (“VIE”), Zhejiang Tianruixiang Insurance Broker Co., Ltd. (“TRX ZJ”), operates as a broker to sell insurance products in the People’s Republic of China (“PRC” or “China”).   TRX ZJ was established on January 18, 2010 and formed three subsidiaries in PRC at the following dates:

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

On March 20, 2019, TRX established a wholly owned subsidiary in Hong Kong, TRX Hong Kong Investment Limited (“TRX HK”), which is a holding company. On April 30, 2019, TRX HK established a Wholly Foreign-Owned Enterprise in China, Guangzhou Tianruixiang Management Consulting Co., Ltd., formerly known as Beijing Tianruixiang Management Consulting Co., Ltd. (“TRX BJ” or “WFOE”).

On May 20, 2019, TRX BJ entered into a series of contractual arrangements, or VIE agreements with TRX ZJ and the sole equity holder of TRX ZJ, through which the Company obtained control and became the primary beneficiary of TRX ZJ for accounting purpose only under the accounting principles generally accepted in the United States of America (“U.S. GAAP”), hereinafter referred to as the Reorganization. As a result, TRX ZJ became the Company’s VIE.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS (continued)

VIE Agreements with TRX ZJ (continued)

Contracts that give the Company effective control of the VIE (continued)

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

The term of the Proxy Agreement is the same as the term of the Share Disposal and Exclusive Option to Purchase Agreement. The Proxy Agreement is irrevocable and continuously valid from the date of execution of the Proxy Agreement, so long as the TRX ZJ Shareholder is the shareholder of the Company.

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
Incorporated on October 27, 2015

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements and related notes have been prepared in accordance with U.S. GAAP and with the rules and regulations of the U.S. Securities and Exchange Commission.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in these estimates and assumptions may have a material impact on the consolidated financial statements and accompanying notes. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Significant estimates during the years ended October 31, 2023, 2022 and 2021 include the assumptions used in assessing impairment of long-term assets, the valuation of deferred tax assets and associated valuation allowances, the determination of the fair value of the warrants, and the valuation of stock-based compensation.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments and Fair Value Measurements (Continued)

The following table provides these assets carried at fair value, measured as of October 31, 2023:

	Quoted Price in	Significant Other	Significant	Balance at
	Active Markets	Observable Inputs	Unobservable Inputs	October 31,
	(Level 1)	(Level 2)	(Level 3)	2023
Short-term investment	$—	$26,797,081	$—	$26,797,081

The following table provides these assets carried at fair value, measured as of October 31, 2022:

	Quoted Price in	Significant Other	Significant	Balance at
	Active Markets	Observable Inputs	Unobservable Inputs	October 31,
	(Level 1)	(Level 2)	(Level 3)	2022
Short-term investment	$—	$26,179,662	$—	$26,179,662

Cash

Cash include cash on hand and cash in banks, savings, deposit accounts, and all highly liquid instruments with a maturity of three months or less when purchased and money market accounts.

At October 31, 2023 and 2022, the Company’s cash balances by geographic area were as follows:

Country:	October 31, 2023		October 31, 2022
China	$2,383	100.0%	$1,917	76.4%
Hong Kong	—	—	591	23.6%
Total cash	$2,383	100.0%	$2,508	100.0%

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Restricted Cash

In its capacity as an insurance broker, occasionally, the Company collects premiums from certain insureds and remits the premiums to the appropriate insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity bank account until disbursed by the Company to the respective insurance carriers. The unremitted funds are held in a bank for a short period of time. In addition, the Company as an insurance broker is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Insurance Regulatory Commission (“CIRC”) rules and regulations. As of October 31, 2023 and 2022, restricted cash amounted to $692,692 and $692,734, respectively.

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

A portion of the Company’s cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $68,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At October 31, 2023, cash balances held in the PRC were RMB 5,085,934 (approximately $695,000), of which, RMB 4,561,614 (approximately $623,000) was not covered by such limited insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

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

The Company had short-term investments of $26,797,081 and $26,179,662 as of October 31, 2023 and 2022, respectively. Income from short term investments for the years ended October 31, 2023, 2022 and 2021 amounted to $692,733, $282,968 and $0, respectively, which was included in interest income on the accompanying consolidated statements of operations and comprehensive loss.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection. Management believes that accounts receivable is fully collectable. Therefore, no material allowance for doubtful accounts is deemed to be required on its accounts receivable at October 31, 2023 and 2022.

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

In October 2022, the Company assessed its long-lived assets for any impairment and concluded that there were indicators of impairment as of October 31, 2022 and it calculated that the estimated undiscounted cash flows from the projected sales was less than the carrying amount of the intangible asset. Based on its analysis, the Company recognized an impairment loss of $123,646 for the year ended October 31, 2022, which reduced the value of intangible asset developed to $0. The Company did not record any impairment charge for the years ended October 31, 2023 and 2021, as there was no impairment indicator noted.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value Added Tax

TRX ZJ is subject to a VAT of 6% for providing insurance broker services and insurance related risk management services. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services provided. The Company reports revenue net of PRC’s VAT for all the years presented on the consolidated statements of operations and comprehensive loss.

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

No allowance for cancellation has been recognized for brokerage business, as the Company estimates, based on its past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellation of policies were 0.9%, 1.7 % and 2.3% of the total commission revenue for the years ended October 31, 2023, 2022 and 2021, respectively.

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company spent approximately 0, 9 and 12 hours in connection with the claim process services provided to the insureds for the years ended October 31, 2023, 2022 and 2021, respectively. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disaggregation of Revenue

The following table sets forth the Company’s revenue based on services for the periods indicated:

	Years Ended October 31,
	2023	2022	2021
Insurance brokerage services	$1,244,247	$1,324,655	$2,675,611
Insurance related risk management services	—	27,254	115,006
Total revenues	$1,244,247	$1,351,909	$2,790,617

Employee Benefits

The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs are incurred. Employee benefit costs totaled $45,244, $146,431 and $166,242 for the years ended October 31, 2023, 2022 and 2021, respectively.

Selling and Marketing Expenses

All costs related to selling and marketing are expensed as incurred. For the years ended October 31, 2023, 2022 and 2021, selling and marketing costs amounted to $2,438,248, $1,764,909 and $2,517,497, respectively.

Advertising Costs

Advertising costs are expensed as incurred and included in the selling and marketing expenses. Advertising costs were $979,694, $837,807 and $2,466,239 for the years ended October 31, 2023, 2022 and 2021, respectively.

Stock-based Compensation

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) ASC 718, “Compensation — Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of October 31, 2023 and 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of October 31, 2023, income tax returns for the tax years ended October 31, 2018 through October 31, 2022 remain open for statutory examination by PRC tax authorities. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expense, if any. There were no such interest and penalties as of October 31, 2023 and 2022.

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

The consolidated balance sheet amounts, with the exception of equity, at October 31, 2023 and 2022 were translated at RMB 7.3171 to $1.00 and at RMB 7.3029 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to consolidated statements of operations and cash flows for the years ended October 31, 2023, 2022 and 2021 were RMB 7.0584, RMB 6.6166 and RMB 6.4831 to $1.00, respectively.

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive loss for the years ended October 31, 2023, 2022 and 2021 consisted of net loss and unrealized (loss) gain from foreign currency translation adjustment.

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

Basic net loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net loss per ordinary share is computed by dividing net loss by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the years ended October 31, 2023, 2022 and 2021, potentially dilutive ordinary shares consisted of ordinary shares issuable upon the exercise of ordinary stock warrants (using the treasury stock method). Ordinary stock equivalents are not included in the calculation of diluted loss per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact.

The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Years Ended October 31,
	2023	2022	2021
Stock warrants	141,800	141,800	141,800
Potentially dilutive securities	141,800	141,800	141,800

Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of October 31, 2023, these two individuals aggregately owned 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control.

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and chairman of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company has determined that it has one reportable business segment. During the years ended October 31, 2023, 2022 and 2021, all of the Company’s customers are in the PRC and all revenue is derived from the provision of insurance brokerage services and insurance related risk management services.

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

Reverse Stock Split

The Company effected a one-for-five reverse stock split of its outstanding ordinary shares on May 14, 2024. All references in these consolidated financial statements to shares, share prices, exercise prices, and other per share information in all periods have been adjusted, on a retroactive basis, to reflect the reverse stock split.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (“Topic 326”). The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The adoption of this new guidance did not have any material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023 - 09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This guidance is intended to enhance the transparency and decision - usefulness of income tax disclosures. The amendments in ASU 2023 - 09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023 - 09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

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

The following consolidated financial information of the VIE and its subsidiaries as a whole as of October 31, 2023 and 2022 and for the years ended October 31, 2023, 2022 and 2021 was included in the accompanying consolidated financial statements of the Company. Intercompany transactions between the VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of October 31,
	2023	2022
Cash	$2,262	$1,365
Restricted cash	692,692	692,734
Short-term investments	26,797,081	26,179,662
Accounts receivable	18,960	51,202
Other current assets	91,482	170,326
Right-of-use assets, operating lease	54,870	143,438
Other non-current assets	6,280	28,766
Total Assets	27,663,627	27,267,493

Taxes payable	608,402	469,835
Other current liabilities	540,344	477,928
Non-current liabilities	—	54,718
Total Liabilities	1,148,746	1,002,481

Net assets	$26,514,881	$26,265,012

	Years Ended October 31,
	2023	2022	2021
Revenues	$1,244,247	$1,351,909	$2,776,065
Loss from operations	202,651	950,762	1,232,723
Net income (loss)	$325,352	$(702,956)	$(1,052,348)

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – OTHER CURRENT AND NON-CURRENT ASSETS

At October 31, 2023 and 2022, other current and non-current assets consisted of the following:

	October 31, 2023	October 31, 2022
Prepaid professional fees (1)	$—	$108,345
Recoverable VAT	38,641	33,553
Security deposit	17,716	24,251
Deferred tax assets	16,546	12,137
Other	34,605	10,749
Total	$107,508	$189,035

Current portion	$107,508	$168,957
Non-current portion	—	20,078
Total	$107,508	$189,035
(1)	Prepaid professional fees mainly relate to cash paid in advance for consulting and advisory service. These amounts are recognized as expense over the related service periods.

NOTE 6 – NOTE RECEIVABLE

The Company originated a note receivable to a third party in the principal amount of $7.8 million on October 31, 2023. This note has a maturity date of October 31, 2025. The note bears a fixed interest rate of 2.0% per annum.

The Company originated a note receivable to a third party in the principal amount of $7.5 million on January 29, 2021. This note had a maturity date of January 29, 2023 and the Company collected the note at maturity. The note bears a fixed interest rate of 2.0% per annum.

As of October 31, 2023 and 2022, the outstanding principal balance of these notes was $7,800,000 and $7,500,000, respectively, and was recorded as “Note receivable” on the accompanying consolidated balance sheets. The interest income related to these notes was $37,808, $262,192 and $113,014 for the years ended October 31, 2023, 2022 and 2021, respectively, and was included in “Interest income” on the consolidated statements of operations and comprehensive loss. As of October 31, 2023 and 2022, the outstanding interest balance related to the note was $0 and $262,192, respectively, and was included in “Interest receivable” on the accompanying consolidated balance sheets.

NOTE 7 – PROPERTY AND EQUIPMENT

At October 31, 2023 and 2022, property and equipment consisted of the following:

	Useful Life	October 31, 2023	October 31, 2022
Office equipment and furniture	3 – 5 Years	$51,022	$53,846
Less: accumulated depreciation		(44,742)	(45,158)
		$6,280	$8,688

For the years ended October 31, 2023, 2022 and 2021, depreciation expense amounted to $1,631, $3,663 and $7,862, respectively, which was included in operating expenses.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – TAXES PAYABLE

At October 31, 2023 and 2022, taxes payable consisted of the following:

	October 31, 2023	October 31, 2022
Income taxes payable	$623,812	$465,291
VAT payable	—	458
Other	13	1,129
	$623,825	$466,878

NOTE 9 – ACCRUED LIABILITIES AND OTHER PAYABLES

At October 31, 2023 and 2022, accrued liabilities and other payables consisted of the following:

	October 31, 2023	October 31, 2022
Accrued professional service fees	$364,840	$310,476
Other	116,961	74,417
	$481,801	$384,893

NOTE 10 – RELATED PARTY TRANSACTIONS

Services Provided by Related Parties

During the years ended October 31, 2023 and 2022, the Company did not receive any service from related party.

During the year ended October 31, 2021, the Company’s related parties provided selling and marketing services to the Company. The Company recognized related party selling and marketing expenses of $1,129 for the year ended October 31, 2021, which has been included in selling and marketing on the accompanying consolidated statements of operations and comprehensive loss.

Office Space from Related Party

In the year ended October 31, 2023, the Company did not lease any office space from related party.

In the years ended October 31, 2022 and 2021, the Company leases office space from WDZG Consulting, which owns 100% of TRX ZJ. For the years ended October 31, 2022 and 2021, rent expense related to office leases from WDZG Consulting amounted approximately $4,000 and $20,000, respectively, which have been included in general and administrative - other on the accompanying consolidated statements of operations and comprehensive loss.

Borrowings from Related Parties and Interest Expense

In fiscal year 2023, the Company borrowed $9,535 from related parties for working capital needs and repaid $9,818 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – RELATED PARTY TRANSACTIONS (continued)

Due from Related Party

At October 31, 2023 and 2022, due from related party consisted of the following:

Name of related party	October 31, 2023	October 31, 2022
Wei Chen (*)	$—	$1,369
	$—	$1,369

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

Due to Related Parties

At October 31, 2023 and 2022, due to related parties consisted of the following:

Name of related party	October 31, 2023	October 31, 2022
WDZG Consulting	$—	$9,449
Fan Shen (1)	—	578
Xiangchun Ruan (1)	—	10,955
Baohai Xu (1)	321,385	105,500
Kui Che (1)	—	48
Zhe Wang (2)	120,985	—
Sheng Xu (3)	110,362	—
Mufang Gao (4)	310,771	—
Feng’e Feng (5)	186,571	—
Mingxiu Luan (6)	123,436	—
	$1,173,510	$126,530

(1)Fan Shen, Xiangchun Ruan, Baohai Xu and Kui Che are the Company’s mangers.

(2)Zhe Wang is the Company’s former chief executive officer and he is the spouse of Sheng Xu.

(3)Sheng Xu is the Company’s chief executive officer and she is the spouse of Zhe Wang.

(4)Mufang Gao is Zhe Wang’s mother.

(5)Feng’e Feng is Sheng Xu’s mother.

(6)Mingxiu Luan is the Company’s chief financial officer.

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

PRC

TRX BJ, TRX ZJ, NDB Technology, TYDW Technology, and Hengbang Insurance are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. In the year ended October 31, 2023, NDB Technology and Hengbang Insurance were each recognized as a small low-profit enterprise and a received preferential income tax rate. In the years ended October 31, 2022 and 2021, NDB Technology, TYDW Technology, and Hengbang Insurance were each recognized as a small low-profit enterprise and a received preferential income tax rate.

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rate to the Company’s pre-tax income as follows:

	For the Years Ended October 31,
	2023	2022	2021
Loss before income tax expenses	$2,292,643	$4,660,550	$1,920,048
Cayman statutory income tax rate	0%	0%	0%
Income tax calculated at statutory rate	—	—	—
Increase in income tax expense resulting from:
Rate differences in various jurisdictions	161,339	23,639	24,529
Income tax expense / effective tax rate	$161,339	$23,639	$24,529

The Company’s approximate net deferred tax assets as of October 31, 2023 and 2022 attributable to tax filings in the PRC were as follows:

Deferred tax assets:	October 31, 2023	October 31, 2022
Net operating loss carryforward	$84,474	$107,858
Accrued payroll liability	16,546	12,137
Valuation allowance	(84,474)	(107,858)
Net deferred tax assets	$16,546	$12,137

The Company provided a valuation allowance equal to the deferred income tax assets related to net operating loss carryforward for the year ended October 31, 2023, because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The potential tax benefit arising from the loss carryforward will begin to expire in 2026.

As of October 31, 2023 and 2022, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of October 31, 2023, income tax returns for the tax years ended October 31, 2018 through October 31, 2022 remain open for statutory examination by PRC tax authorities.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – INCOME TAXES (continued)

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate (continued)

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of October 31, 2023 and 2022. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of other expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of October 31, 2023 and 2022.

NOTE 12 – EQUITY

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

Ordinary Shares Issued for Services

During the year ended October 31, 2023, the Company issued a total of 168,000 shares of its Class A ordinary shares pursuant to its 2021 and 2023 performance incentive plans for services rendered. These shares were valued at $1,450,000, the fair market values on the grant dates using the reported closing share prices on the dates of grant, and the Company recorded share - based compensation expense of $1,450,000 for the year ended October 31, 2023.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – EQUITY (continued)

Ordinary Shares Issued for Services (continued)

During the year ended October 31, 2022, the Company issued a total of 101,440 shares of its Class A ordinary shares pursuant to its 2021 performance incentive plan for services rendered. These shares were valued at $2,888,787, the fair market values on the grant dates using the reported closing share prices on the dates of grant, and the Company recorded share-based compensation expense of $2,888,787 for the year ended October 31, 2022.

2021 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on December 3, 2021 and reserved 200,000 Class A ordinary shares for issuance thereunder. As of October 31, 2023, the Company had issued a total of 199,440 shares of Class A ordinary stock.

2023 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on July 25, 2023 and reserved 1,000,000 Class A ordinary shares for issuance thereunder. As of October 31, 2023, the Company had issued a total of 70,000 shares of Class A ordinary stock.

Class A Ordinary Shares Sold for Cash from the Initial Public Offering and Underwriter’s Warrants

On January 29, 2021, the Company closed its initial public offering (“IPO”) of 120,000 Class A ordinary shares, par value $0.025 per ordinary share, at a public offering price of $100.0 per share. On February 2, 2021, the representative of the underwriters in the IPO, exercised its option to purchase an additional 3,000 Class A ordinary shares at a price of $100.0 per share. The closing for the sale of the over-allotment shares took place on February 4, 2021.

The net proceeds of the Company's IPO, including the proceeds from the sale of the over-allotment shares, totaled $9,886,299, net of cash fees of $2,413,701.

In connection with the IPO, on January 29, 2021, the Company issued 10,800 stock warrants at a fixed exercise price of $125.0 per share to its underwriter for the transaction. These warrants were not exercisable prior to July 29, 2021 and expired on January 29, 2024. The fair value of warrants granted to the underwriters were estimated at the date of the grant using the Black-Scholes warrant-pricing model. The underwriter’s warrants were classified as equity.  The fair value of these warrants was $2,254,920, which was debited to the account of additional paid-in capital - underwriter cost account and was fully offset by the corresponding credit to the additional paid-in capital - underwriter cost account, resulting in no change in net equity of the balance sheet.

Units Sold for Cash from the June 2021 Public Offering

In June 2021, the Company entered into Securities Purchase Agreement with several third-party institutional investors for the purchase of 131,000 units in a registered direct offering, for gross proceeds of $24,562,500 before placement agent fees and other offering expenses payable by the Company. Each unit was sold at a public offering price of $187.5 and consisted of one Class A ordinary share and a warrant to purchase one Class A ordinary share. The Company received net cash proceeds of $22,200,344, net of cash paid for placement agent fees and other offering expenses of $2,362,156.

The warrants were exercisable immediately as of the date of issuance (the “Initial Exercise Date”), at an exercise price of $200.0 per share, subject to adjustment as provided in the warrants, and expire on the fifth (5th) anniversary of the Initial Exercise Date. The warrants include anti-dilution rights, which provide that if at any time the warrants are outstanding, the Company issues or is deemed to have issued any ordinary stock or ordinary stock equivalents for consideration less than the then current exercise price of the warrants, the exercise price of such warrants is automatically reduced to the lowest price per share of consideration provided or deemed to have been provided for such securities (subject to adjustment for reverse and forward stock splits, recapitalizations and similar transactions).

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

NOTE 12 – EQUITY (continued)

Units Sold for Cash from the June 2021 Public Offering (Continued)

The direct costs related to the issuance of the ordinary shares and warrants were $2,362,156. These direct costs were recorded as an offset against gross proceeds, with $911,647 being recorded in additional paid-in capital and $1,450,509 being recorded in ordinary shares on a relative fair value basis.

Warrants

Stock warrants activities during the years ended October 31, 2023, 2022 and 2021 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at October 31, 2020	—	—
Granted	141,800	194.29
Exercised	—	—
Outstanding at October 31, 2021	141,800	$194.29
Granted	—	—
Exercised	—	—
Outstanding at October 31, 2022	141,800	194.29
Granted	—	—
Exercised	—	—
Outstanding at October 31, 2023	141,800	$194.29
Warrants exercisable at October 31, 2023	141,800	$194.29

Both of the stock warrants outstanding and stock warrants exercisable at October 31, 2023 had no intrinsic value.

The following table summarizes the shares of the Company’s ordinary stock issuable upon exercise of warrants outstanding at October 31, 2023:

Warrants Outstanding			Warrants Exercisable
Range of	Number Outstanding	Weighted Average Remaining	Number Exercisable at	Weighted Average
Exercise Price	at October 31, 2023	Contractual Life (Years)	October 31, 2023	Exercise Price
$125.00	10,800	0.25	10,800	$125.00
200.00	131,000	2.61	131,000	200.00
$125.00 – 200.00	141,800	2.43	141,800	$194.29

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

NOTE 12 – EQUITY (continued)

Statutory Reserve and Restricted Net Assets (continued)

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

For the years ended October 31, 2023, 2022 and 2021, statutory reserve activities were as follows:

	TRX ZJ	NDB Technology	TYDW Technology	Total
Balance – October 31, 2020	$126,204	$2,680	$41,182	$170,066
Addition to statutory reserve	—	—	29,587	29,587
Balance – October 31, 2021	126,204	2,680	70,769	199,653
Addition to statutory reserve	—	500	26,100	26,600
Balance – October 31, 2022	126,204	3,180	96,869	226,253
Addition to statutory reserve	—	—	48,897	48,897
Balance – October 31, 2023	$126,204	$3,180	$145,766	$275,150

As of October 31, 2023 and 2022, the restricted amounts as determined pursuant to PRC statutory laws totaled $275,150 and $226,253, respectively, and total restricted net assets amounted to $6,732,073 and $6,683,176, respectively.

Cash Transfers Between the Company, Its Subsidiaries and VIE

During the year ended October 31, 2023, VIE transferred cash of $15,000 to TRX, and TRX HK transferred cash of approximately $600 to TRX BJ, and TRX BJ transferred cash of approximately $700 to VIE.

During the year ended October 31, 2022, there was no cash or other assets transfer between TRX, its subsidiaries, and the VIE.

During the year ended October 31, 2021, TRX transferred cash of approximately $12,340,000, $12,492,000 and $7,635,000 to its subsidiary in Hong Kong, the VIE and the VIE’s subsidiary, respectively.

NOTE 13 – NON-CONTROLLING INTEREST

As of October 31, 2023, two third party individuals owned 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The following was a summary of non-controlling interest activities in the years ended October 31, 2023, 2022 and 2021.

Amount
Non-controlling interest at October 31, 2020	$495
Net loss attributable to non-controlling interest	(28)
Foreign currency translation adjustment attributable to non-controlling interest	22
Non-controlling interest at October 31, 2021	489
Net loss attributable to non-controlling interest	(32)
Foreign currency translation adjustment attributable to non-controlling interest	(57)
Non-controlling interest at October 31, 2022	400
Net loss attributable to non-controlling interest	(5)
Foreign currency translation adjustment attributable to non-controlling interest	(1)
Non-controlling interest at October 31, 2023	$394

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – COMMITMENTS AND CONTINCENGIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Leases Commitment

The Company is a party to leases for office space. These lease agreements will expire through October 2024. Rent expense under all operating leases, included in operating expenses in the accompanying consolidated statements of operations and comprehensive loss, amounted to approximately $75,000, $316,000 and $242,000 for the years ended October 31, 2023, 2022 and 2021, respectively. Supplemental cash flow information related to leases for the years ended October 31, 2023, 2022 and 2021 is as follows:

	Years Ended October 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating lease	$85,372	$231,421	$293,078
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$35,666	$174,824	$544,515

The following table summarizes the lease term and discount rate for the Company’s operating lease as of October 31, 2023:

Operating Lease
Weighted average remaining lease term (in years)	0.94
Weighted average discount rate	4.75%

The following table summarizes the maturity of lease liabilities under operating lease as of October 31, 2023:

For the Year Ending October 31:	Operating Lease
2024	$58,341
Thereafter	—
Total lease payments	58,341
Amount of lease payments representing interest	(939)
Total present value of operating lease liabilities	$57,402
Current portion	$57,402
Long-term portion	—
Total	$57,402

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

NOTE 14 – COMMITMENTS AND CONTINGENCIES (continued)

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

NOTE 15 – CONCENTRATIONS

Concentrations of Credit Risk

Balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $68,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At October 31, 2023 and 2022, cash and restricted cash balances held in the PRC are $695,075 and $694,651, of which, $623,418 and $621,929 were not covered by such limited insurance, respectively. The Company has not experienced any losses in accounts held in PRC’s financial institutions and believes it is not exposed to any risks on its cash and restricted cash held in the PRC’s financial institutions.

Insurance Carriers

The following table sets forth information as to each insurance carrier that accounted for 10% or more of the Company’s revenue for the years ended October 31, 2023, 2022 and 2021.

	For the Years Ended October 31,
Carrier	2023	2022	2021
A	32%	*	*
B	28%	*	*
C	10%	*	*
D	*	21%	*
E	*	13%	15%
F	*	*	15%
G	*	*	13%
H	*	*	10%

*Less than 10%

Two insurance carriers, whose outstanding receivables accounted for 10% or more of the Company’s total outstanding accounts receivable at October 31, 2023, accounted for 89.4% of the Company's total outstanding accounts receivable at October 31, 2023.

Two insurance carriers, whose outstanding receivables accounted for 10% or more of the Company's total outstanding accounts receivable at October 31, 2022, accounted for 77.5% of the Company’s total outstanding accounts receivable at October 31, 2022.

Suppliers

No supplier accounted for 10% or more of the Company’s purchase during the years ended October 31, 2023, 2022 and 2021.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

NOTE 17 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Reverse Stock Split

The Company effected a one-for-five reverse stock split of its outstanding ordinary shares on May 14, 2024. All references in these consolidated financial statements to shares, share prices, exercise prices, and other per share information in all periods have been adjusted, on a retroactive basis, to reflect the reverse stock split.

Ordinary Shares Issued for Services

During the period from November 1, 2023 through April 18, 2024, the Company issued 698,000 shares of its Class A ordinary shares pursuant to its 2023 performance incentive plan for services rendered. These shares were valued at $2,270,015, the fair market values on the grant dates using the reported closing share prices on the dates of grant.

Ordinary Shares Issued for Acquisition

On May 7, 2024, pursuant to a sale and purchase agreement entered in February 2024 to acquire Peak Consulting Services Limited, the Company issued 694,445 Class A ordinary shares to Yuefu, the sole shareholder of Peak Consulting Services Limited.

Ordinary Shares Issued for Adjustment for 1:5 Reverse Split

The Company issued 66,959 shares of its Class A ordinary shares, resulting from the rounding up of the fractional shares at the one-for-five reverse stock split effected on May 14, 2024.