Form 20-F
period 2024-10-31
TIAN RUIXIANG HOLDINGS LTD
filed 2025-01-31
CIK 1782941

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2024

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

Room 918, Jingding Building, Xicheng District, Beijing, 100000 The People’s Republic of China (010) 87529554
(Address of Principal Executive Offices)

Sheng Xu, Chief Executive Officer 13661084674 xuzihui@tianrx.com Room 918, Jingding Building, Xicheng District, Beijing, 100000 The People’s Republic of China
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

2,334,353 Class A Ordinary Shares, par value $0.025 per share, and 50,000 Class B Ordinary Shares, par value $0.025 per share, as of October 31, 2024.

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

Unless the context otherwise requires, in this annual report on Form 20-F references to:

●	“Affiliated Entities” are to our subsidiaries and TRX ZJ and its subsidiaries and branch offices;
●	“China” or the “PRC” are to the People’s Republic of China, including Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;
●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value $0.025 per share;
●	“Class B Ordinary Shares” are to our Class B ordinary shares, par value $0.025 per share;
●	“Hengbang Insurance” are to Hebei Hengbang Insurance Co. LTD, a limited liability company organized under the laws of the PRC and 99.80% of its equity interest is owned by TRX ZJ;
●	“NDB Technology” are to Need Bao (Beijing) network technology co. LTD, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC;
●	“shares”, “Shares” or “Ordinary Shares” are to our Class A Ordinary Shares and Class B Ordinary Shares, collectively;
●	“TRX” are to TIAN RUIXIANG Holdings Ltd, an exempted company incorporated under the laws of the Cayman Islands;
●	“TRX BJ” or “WFOE” are to Guangzhou Tianruixiang Management Consulting Co. Ltd., formerly known as Beijing Tianruixiang Management Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by TRX HK;
●	“TRX HK” are to the Company’s wholly owned subsidiary, TRX HONGKONG INVESTMENT LIMITED, a Hong Kong corporation;
●	“TRX SX Branch”, “TRX SD Branch”, “TRX HN Branch”, “TRX BJ Branch”, “TRX Shanxi Branch”, “TRX CQ Branch”, “TRX AH Branch”, or “TRX HB Branch” are to TRX ZJ’s respective branch offices in the PRC;

●	“TRX ZJ” are to Zhejiang Tianruixiang Insurance Broker Co. LTD., a limited liability company organized under the laws of the PRC, which we control via a series of contractual arrangements between WFOE and TRX ZJ;
●	“TYDW Technology” are to Tianyi Duowen (Beijing) Network Technology Co. LTD, a wholly-owned subsidiary of TRX ZJ organized under the laws of the PRC;
●	“VIE” are to a variable interest entity;
●	“WDZG Consulting” are to Beijing Wandezhonggui Management Consulting Co., Ltd., a limited liability company organized under the laws of the PRC, the sole shareholder of TRX ZJ; and
●	“we”, “us”, “TRX”, the “Company” or the “Group” are to TIAN RUIXIANG Holdings Ltd, an exempted company limited by shares incorporated under the laws of the Cayman Islands.

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

Cash is transferred among our Company, our subsidiaries, and the VIE, in the following manners: (i) funds are transferred to our WFOE from our Company as needed through TRX HK, our Hong Kong subsidiary, in the form of capital contributions or shareholder loans, as the case may be; (ii) funds may be paid by the VIE to WFOE, as service fees according to the VIE Agreements; (iii) dividends or other distributions may be paid by WFOE, to our Company through TRX HK; and (iv) WFOE and the VIE lend to and borrow from each other from time to time for business operation purposes. As of the date of this annual report, cash transfers and transfers of other assets between TRX, its subsidiaries, and the VIE, were as follows: During the year ended October 31, 2024, the VIE transferred cash of approximately $600 to TRX BJ. During the year ended October 31, 2023, the VIE transferred cash of $15,000 to TRX, and TRX HK transferred cash of approximately $600 to TRX BJ, and TRX BJ transferred cash of approximately $700 to VIE. During the year ended October 31, 2022, there was no cash or other assets transfer between TRX, its subsidiaries, and the VIE. As of the date of this annual report, the VIE has not distributed any earnings or settled any amounts owed under the VIE Agreements, nor does it have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this annual report, none of our subsidiaries or the VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to its shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Class A Ordinary Shares or Class B Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, TRX HK. TRX HK will rely on payments made from the VIE to our PRC subsidiary, WFOE, pursuant to the VIE Agreements, and the distribution of such payments to TRX HK. There are no laws or regulations that restrict us from providing funding to or receiving dividends from our Hong Kong subsidiary, except for the transfer of funds involving money laundering and criminal activities. To the extent cash in the business is in the PRC, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the VIE by the PRC government to transfer cash. See “Item 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Our Corporate Structure.” The Company’s management is directly supervising cash management. Our finance department is responsible for establishing the cash management policies and procedures among our subsidiaries and departments and the PRC operating entities. Each subsidiary, department, or PRC operating entity initiates a cash request by putting forward a cash demand plan, which explains the specific amount and timing of cash requested, and submitting it to designated management members of the Company, based on the amount and the use of cash requested. The designated management member examines and approves the allocation of cash based on the sources of cash and the priorities of the needs, and submit it to the cashier specialists of our finance department for a second review. Other than the above, we currently do not have other cash management policies or procedures that dictate how funds are transferred.

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

Permissions Required from PRC Authorities

As advised by our PRC counsel, Shanghai Yuan Tai Law Offices (“Yuan Tai”), as of the date of this annual report, we, our subsidiaries, and the VIE and its subsidiaries, (i) are not covered by additional permissions or approval requirements from any governmental agency that is required to approve the PRC operating entities’ operations, (ii) have received from PRC authorities all requisite licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and (iii) no such permission or approval has been denied. However, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of these entities to fully comply with such compliance requirements may cause the VIE or its subsidiaries to be unable to begin their new businesses or operations in the PRC, subject them to fines, relevant new businesses or operations suspension for rectification, or other sanctions. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of insurance industry and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

As advised by our PRC counsel, Yuan Tai, as of the date of this annual report, other than the CSRC filings that were initiated by us and are under review by the CSRC, our Company, our subsidiaries, and the VIE, (i) are not required to obtain additional permissions or approvals to operate their current business, (ii) are not required to obtain permission from the CSRC, the CAC, or any other Chinese authorities to issue our securities to foreign investors based on PRC laws and regulations currently in effect, and (iii) have not received or were denied such permission by any Chinese authorities. However, we cannot assure you that the PRC regulatory agencies, including the CAC or the CSRC, would take the same view as we do, and there is no assurance that the VIE and its subsidiaries are always able to successfully update or renew the licenses or permits required for the relevant business in a timely manner or that these licenses or permits are sufficient to conduct all of their present or future business. If the VIE or any of its subsidiaries (i) does not receive or maintain required permissions or approvals, (ii) inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and the VIE or any of its subsidiaries is required to obtain such permissions or approvals in the future, it could be subject to fines, legal sanctions, or an order to suspend their relevant services, which may materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless. See “ITEM 3. KEY INFORMATION—D. Risk Factors—Risks Relating to Doing Business in China— The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.”

Selected Condensed Consolidating Financial Schedule of TRX and Its Subsidiaries and VIE

The following tables present selected condensed consolidating balance sheets as of October 31, 2024, 2023, and 2022, and selected condensed consolidating statements of operations and comprehensive (loss) income and selected condensed consolidating statements of cash flows for the fiscal years ended October 31, 2024, 2023, and 2022, of TIAN RUIXIANG Holdings Ltd, its subsidiaries, the VIE and VIE’s subsidiaries, which have been derived from our audited financial statements for those periods.

SELECTED CONDENSED CONSOLIDATING BALANCE SHEETS

	As of October 31, 2024
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Cash	$8,361	$79,688	$167	$209,072	$—	$297,288
Restricted cash	$—	$—	$—	$698,949	$—	$698,949
Short-term investments	$—	$—	$—	$28,090,382	$—	$28,090,382
Accounts receivable	$—	$—	$—	$1,411,786	$—	$1,411,786
Note receivable	$—	$7,800,000	$—	$—	$—	$7,800,000
Note receivable - related party	$—	$—	$—	$1,370,741	$—	$1,370,741
Consulting fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$857,715	$—	$(857,715)	$—
Total current assets	$20,473	$8,035,688	$873,782	$31,839,068	$(847,618)	$39,921,393
Investments in a subsidiary	$36,565,512	$8,166,889	$—	$—	$(44,732,401)	$—
Accumulated benefits through VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Total non-current assets	$36,565,512	$8,166,889	$1,492	$56,309	$(44,732,401)	$57,801
Total assets	$36,585,985	$16,202,577	$875,274	$31,895,377	$(45,580,019)	$39,979,194
Consulting fee payable due to WFOE	$—	$—	$—	$857,715	$(857,715)	$—
Salary payable	$666,250	$—	$—	$244,425	$—	$910,675
Accrued liabilities and other payables	$350,011	$—	$—	$1,213,509	$—	$1,563,520
Loan payable	$—	$—	$—	$983,421	$—	$983,421
Due to related parties	$1,679,594	$13	$—	$13,717	$10,097	$1,703,421
Total current liabilities	$2,695,855	$9,385,097	$524,130	$3,193,925	$(9,880,301)	$5,918,706
Total non-current liabilities	$—	$—	$763	$169,595	$—	$170,358
Total liabilities	$2,695,855	$9,385,097	$524,893	$4,221,235	$(10,738,016)	$6,089,064
Total equity	$33,890,130	$6,817,480	$350,381	$27,674,142	$(34,842,003)	$33,890,130
Total liabilities and equity	$36,585,985	$16,202,577	$875,274	$31,895,377	$(45,580,019)	$39,979,194

	As of October 31, 2023
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Cash	$—	$—	$121	$2,262	$—	$2,383
Restricted cash	$—	$—	$—	$692,692	$—	$692,692
Short-term investments	$—	$—	$—	$26,797,081	$—	$26,797,081
Consulting fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$(857,811)	$—	$857,811	$—
Total current assets	$741	$—	$(842,405)	$27,602,477	$857,811	$27,618,624
Investments in a subsidiary	$34,289,258	$6,468,263	$—	$—	$(40,757,521)	$—
Accumulated benefits through VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Note receivable	$—	$7,800,000	$—	$—	$—	$7,800,000
Total non-current assets	$34,289,258	$14,268,263	$—	$61,150	$(40,757,521)	$7,861,150
Total assets	$34,289,999	$14,268,263	$(842,405)	$27,663,627	$(39,899,710)	$35,479,774
Consulting fee payable due to WFOE	$—	$—	$—	$(857,811)	$857,811	$—
Total liabilities	$1,873,093	$7,501,149	$492,358	$290,935	$(7,094,667)	$3,062,868
Total equity	$32,416,906	$6,767,114	$(1,334,763)	$27,372,692	$(32,805,043)	$32,416,906
Total liabilities and equity	$34,289,999	$14,268,263	$(842,405)	$27,663,627	$(39,899,710)	$35,479,774

	As of October 31, 2022
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Cash	$—	$591	$552	$1,365	$—	$2,508
Restricted cash	$—	$—	$—	$692,734	$—	$692,734
Short-term investments	$—	$—	$—	$26,179,662	$—	$26,179,662
Note receivable	$—	$7,500,000	$—	$—	$—	$7,500,000
Consulting fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$(1,183,163)	$—	$1,183,163	$—
Total current assets	$—	$7,762,783	$(1,167,350)	$27,095,289	$1,167,902	$34,858,624
Investments in a subsidiary	$34,031,304	$6,181,567	$—	$—	$(40,212,871)	$—
Accumulated benefits through VIE and VIE’s subsidiaries	$—	$—	$—	$—	$—	$—
Total non-current assets	$34,031,304	$6,181,567	$—	$172,204	$(40,212,871)	$172,204
Total assets	$34,031,304	$13,944,350	$(1,167,350)	$27,267,493	$(39,044,969)	$35,030,828
Consulting fee payable due to WFOE	$—	$—	$—	$(1,183,163)	$1,183,163	$—
Total liabilities	$549,282	$7,498,621	$454,110	$(180,682)	$(6,772,525)	$1,548,806
Total equity	$33,482,022	$6,445,729	$(1,621,460)	$27,448,175	$(32,272,444)	$33,482,022
Total liabilities and equity	$34,031,304	$13,944,350	$(1,167,350)	$27,267,493	$(39,044,969)	$35,030,828

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the Year Ended October 31, 2024
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Revenues	$—	$—	$—	$3,219,336	$—	$3,219,336
(Loss) income from operations	$(4,036,910)	$(1,802,173)	$(16,900)	$1,210,736	$—	$(4,645,247)
Consulting fee income from VIE and VIE’s subsidiaries	$—	$—	$1,715,526	$—	$(1,715,526)	$—
Income for equity method investment	$49,841	$1,698,626	$—	$—	$(1,748,467)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$1,715,526	$(1,715,526)	$—
Net (loss) income	$(3,986,928)	$49,841	$1,698,626	$—	$(1,748,467)	$(3,986,928)
Comprehensive (loss) income	$(3,986,928)	$50,366	$1,685,144	$2,495,068	$(3,463,993)	$(3,220,343)

	For the Year Ended October 31, 2023
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Revenues	$—	$—	$—	$1,244,247	$—	$1,244,247
Loss from operations	$(2,773,070)	$—	$(40,605)	$(202,651)	$—	$(3,016,326)
Consulting fee income from VIE and VIE’s subsidiaries	$—	$—	$325,352	$—	$(325,352)	$—
Income for equity method investment	$319,088	$284,399	$—	$—	$(603,487)	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$325,352	$(325,352)	$—
Net (loss) income	$(2,453,982)	$319,088	$284,399	$—	$(603,487)	$(2,453,982)
Comprehensive (loss) income	$(2,453,982)	$319,088	$286,696	$261,921	$(928,839)	$(2,515,116)

	For the Year Ended October 31, 2022
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Revenues	$—	$—	$—	$1,351,909	$—	$1,351,909
Loss from operations	$(4,027,306)	$(22)	$(90,824)	$(950,762)	$—	$(5,068,914)
Consulting fee loss from VIE and VIE’s subsidiaries	$—	$-	$(702,956)	$—	$702,956	$—
Loss for equity method investment	$(656,883)	$(793,713)	$—	$—	$1,450,596	$—
Consulting fee in relation to services rendered by WFOE	$—	$—	$—	$(702,956)	$702,956	$—
Net loss	$(4,684,189)	$(656,883)	$(793,713)	$—	$1,450,596	$(4,684,189)
Comprehensive loss	$(4,684,189)	$(656,883)	$(735,311)	$(4,478,836)	$2,153,552	$(8,401,667)

SELECTED CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Year Ended October 31, 2024
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Net cash (used in) provided by operating activities	$(480,606)	$(4,995)	$(43,200)	$1,426,695	$—	$897,894
Net cash provided by (used in) investing activities	$415,174	$84,142	$43,243	$(1,898,978)	$(464,666)	$(1,821,085)
Net cash provided by financing activities	$73,793	$—	$—	$1,115,030	$—	$1,188,823

	For the Year Ended October 31, 2023
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Net cash provided by (used in) operating activities	$—	$300,000	$(14,464)	$708,768	$—	$994,304
Net cash (used in) provided by investing activities	$—	$(300,591)	$14,019	$(692,717)	$(13,428)	$(992,717)
Net cash used in financing activities	$—	$—	$—	$(283)	$—	$(283)

	For the Year Ended October 31, 2022
	TRX	Subsidiary		VIE and its
	(Cayman	(Hong	WFOE	Subsidiaries		Consolidated
	Islands)	Kong)	(PRC)	(PRC)	Eliminations	Total
Net cash (used in) provided by operating activities	$(408,882)	$(44)	$(81,952)	$292,118	$—	$(198,760)
Net cash used in investing activities	$—	$—	$(101,800)	$(28,897,466)	$101,800	$(28,897,466)
Net cash provided by financing activities	$351,756	$—	$—	$—	$(351,756)	$—

ROLL-FORWARD OF INVESTMENTS IN SUBSIDIARIES

Balance as of October 31, 2021	$38,757,421
Decrease in investment in subsidiaries	(351,756)
Share of subsidiaries, VIE and VIE’s subsidiaries’ comprehensive loss	(4,374,361)
Balance as of October 31, 2022	$34,031,304
Share of subsidiaries, VIE and VIE’s subsidiaries’ comprehensive income	257,954
Balance as of October 31, 2023	$34,289,258
Additional investment in subsidiaries	1,459,828
Share of subsidiaries, VIE and VIE’s subsidiaries’ comprehensive income	816,426
Balance as of October 31, 2024	$36,565,512

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

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	Because we conduct our brokerage business through TRX ZJ, a VIE entity, if the PRC government finds that the VIE Agreements that establish the structure for operating our businesses in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties and our Class A Ordinary Shares may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC operating entities that conduct all of our operations.
●	We rely on the VIE Agreements with TRX ZJ, a VIE entity, and its shareholder for our China operations, which may not be as effective in providing operational control as direct ownership.
●	If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.
●	The equity shares of TRX ZJ have been judicially frozen due to outstanding debts owed by TRX ZJ’s sole shareholder, which could result in the termination of the VIE Agreements and loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless.
●	Our shareholders are subject to greater uncertainties because we operate through a VIE structure even though the Insurance Brokerage Industry falls within the permitted category in accordance with the Catalogue and the Negative List.
●	The VIE Agreements may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.
●	Any failure by the VIE or its shareholder to perform their obligations under the VIE Agreements would have a material adverse effect on our business.
●	Our dual class share structure concentrates a high percentage of the aggregate voting power of our total issued and outstanding share capital in Mufang Gao, who is the director and the controlling shareholder of Unitrust Holdings Limited, which owns all of our Class B Ordinary Shares.
●	Because we are a Cayman Island company and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain, and the U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Risks Related to Doing Business in China

Risks and uncertainties related to doing Business in China include, but are not limited to, the following:

●	The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and, and cause the value of our Ordinary Shares to significantly decline or be worthless.
●	A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business and our financial condition.
●	We face risks related to health epidemics, such as the COVID-19 pandemic, which could disrupt our operations and adversely affect our business, financial condition and results of operations.
●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may materially and adversely affect our business and impede our ability to continue our operations.
●	Government control in currency conversion may adversely affect our financial condition, our ability to remit dividends, and the value of your investment.
●	Because our business is conducted in RMB and the price of our Class A Ordinary Shares is quoted in United States dollars, changes in currency conversion rates may affect the value of your investments.
●	Under the PRC Enterprise Income Tax Law, or the EIT Law, we may be classified as a “resident enterprise” of China, which could result in unfavorable tax consequences to us and our non-PRC shareholders.
●	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.
●	There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.
●	If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.
●	The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.
●	The failure to comply with PRC regulations relating to mergers and acquisitions of domestic entities by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.
●	Increases in labor costs in the PRC may adversely affect our business and our profitability.
●	Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.
●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
●	Failure to make adequate contributions to the housing fund for some of our employees could adversely affect our financial condition and we may be subject to labor disputes or complaints.
●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of insurance industry and internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.
●	The Chinese government may exert more oversight and control over overseas public offerings conducted by China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and could cause the value of our securities to significantly decline or become worthless.
●	Greater oversight by the Cyberspace Administration of China over data security could adversely impact our business , our listing on Nasdaq and future offerings in the U.S.

●	The joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act and related regulations, all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our continued listing or future offerings of our securities in the U.S.
●	To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of our Company, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash.

Risks Relating to Our Class A Ordinary Shares and The Trading Market

Risks and uncertainties related to our Class A Ordinary Shares and the trading market include, but are not limited to, the following:

●	We do not intend to pay dividends for the foreseeable future.
●	If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.
●	The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
●	Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.
●	As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, which may limit the information publicly available to our investors and afford them less protection than if we were an U.S. issuer.
●	Holders of Class A Ordinary Shares have substantially less voting power than holders of Class B Ordinary Shares, which could limit their ability to influence corporate matters.

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

We primarily act as agents for our customers who seek insurance coverage from insurance companies. Our relationships with the insurance companies are governed by agreements between us and the insurance companies. Most of our contracts with insurance companies are entered into at a local level between their respective provincial, city and district branches and our local branches. Generally, each branch of these insurance companies has independent authority to enter into contracts with us, and the termination of a contract with one branch has no effect on our contracts with the other branches. See “ITEM 4. INFORMATION ON THE COMPANY—Collaboration with Insurance Companies.” These contracts establish, among other things, the scope of our authority, the pricing of the insurance products we distribute and our commission rates. These contracts typically have a term of one to three year and some of them can be terminated by the insurance companies with little advance notice. Moreover, before or upon expiration of a contract, the contracting insurance company may agree to renew it only with changes in its terms, including the amount of commissions we receive, which could result in a reduction in revenue from that contract.

If our largest insurance company partners terminate or change the material terms of their contracts with us, it would be difficult for us to replace the lost commissions, which could adversely affect our business and operating results.

For the year ended October 31, 2024, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 90.7% of our total revenues. For the year ended October 31, 2023, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 83.7% of our total revenues. For the year ended October 31, 2022, our top five insurance company partners, after aggregating the business conducted between their local branches and our branch offices, accounted for 53.4% of our total revenues. The termination or any changes in the material terms of those contracts with our top insurance company partners could adversely affect our business and operating results.

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

Additionally, although the VIE agreements are currently valid, binding and enforceable in accordance with its terms pursuant to our PRC legal counsel, Yuan Tai, certain judicial freezing imposed on the equity shares of TRX ZJ could result in the termination of the VIE Agreements and the loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless. See “Risk Factors - Risks Related to Our Business and Our Industry - The equity shares of TRX ZJ have been judicially frozen due to outstanding debts owed by TRX ZJ’s sole shareholder, which could result in the termination of the VIE Agreements and loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless” for more information regarding the judicial freezing.

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

The equity shares of TRX ZJ have been judicially frozen due to outstanding debts owed by TRX ZJ’s sole shareholder, which could result in the termination of the VIE Agreements and loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless.

All the equity shares of TRX ZJ, owned directly by its sole shareholder, WDZG Consulting, have been judicially frozen since May 4, 2023, due to debts owed by WDZG Consulting to its creditors (the “Freezing”). WDZG Consulting is controlled by Beijing One Yuan Benju Management Consulting Co., Ltd. (“One Yuan”). Baohai Xu, who is the father of our CEO, Sheng Xu, owns 99% equity shares of One Yuan. Neither we nor our subsidiaries own any equity interest in TRX ZJ. Instead, we control and receive the economic benefits of TRX ZJ’s business operation through the VIE Agreements.

As a result of the Freezing, any or all of the 18 creditors of WDZG Consulting can start a judicial auction of the equity shares of TRX ZJ at any time, in accordance with PRC regulations and judicial procedures. If the equity shares of TRX ZJ were acquired by a third party at such judicial auctions, then the VIE Agreements would be terminated and become void, and we would lose control of TRX ZJ under the VIE Agreements. Our management plans to closely monitor any potential enforcement actions and will direct WFOE to participate in the bidding process for judicial auctions in order to acquire the equity shares of TRX ZJ, thereby maintaining our control of TRX ZJ through direct ownership by WFOE. However, due to the numerous uncertainties associated with judicial auctions that are beyond our control, such as the number of bidders and the competitiveness of the bidding process, we cannot guarantee that we will be able to retain control of TRX ZJ if its shares are subject to enforcement proceedings as a result of the Freezing.

As a holding company, we do not have any substantive business operations and rely on the VIE Agreements for our business operations. TRX ZJ owns significant assets, such as permits, domain names and IP rights, among others. If the VIE Agreements are terminated and we lose control of TRX ZJ as a result of judicial enforcement proceedings, then our PRC operating entities would not be able to continue the insurance brokerage operations and the value of our securities could decline substantially or become worthless.

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

We believe that our corporate structure and the VIE Agreements comply with the current applicable PRC laws and regulations. Our PRC legal counsel, Yuan Tai, based on its understanding of the relevant laws and regulations, is of the opinion that each of the contracts among our wholly-owned PRC subsidiary, the VIE and its shareholder is valid, binding and enforceable in accordance with its terms. However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, there can be no assurance that the PRC government authorities, such as the MOFCOM, or other authorities would agree that our corporate structure or any of the above VIE Agreements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. PRC laws and regulations governing the validity of these VIE Agreements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. Additionally, although the VIE agreements are currently valid, binding and enforceable in accordance with its terms pursuant to our PRC legal counsel, Yuan Tai, certain judicial freezing imposed on the equity shares of TRX ZJ could result in the termination of the VIE Agreements and the loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless. See “Risk Factors - Risks Related to Our Business and Our Industry - The equity shares of TRX ZJ have been judicially frozen due to outstanding debts owed by TRX ZJ’s sole shareholder, which could result in the termination of the VIE Agreements and loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless” for more information regarding the judicial freezing.

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

We, through our wholly foreign-owned enterprise in the PRC, have entered into a series of VIE Agreements with the VIE and its shareholder. If the VIE or its shareholder fail to perform their respective obligations under the VIE Agreements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholder of the VIE were to refuse to transfer its equity interests in the consolidated VIE to us or our designee when we exercise the purchase option pursuant to the VIE Agreements, or if it were otherwise to act in bad faith toward us, then we may have to take legal actions to compel it to perform its contractual obligations. Additionally, although the VIE agreements are currently valid, binding and enforceable in accordance with its terms,pursuant to our PRC legal counsel, Yuan Tai, certain judicial freezing imposed on the equity shares of TRX ZJ could result in the termination of the VIE Agreements and the loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless . See “Risk Factors - Risks Related to Our Business and Our Industry - The equity shares of TRX ZJ have been judicially frozen due to outstanding debts owed by TRX ZJ’s sole shareholder, which could result in the termination of the VIE Agreements and loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless” for more information regarding the judicial freezing.

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

Our Class B Ordinary Shares, which previously had 18 votes per share, now have 600 votes per share on all matters subject to vote at general meetings of the Company, while our Class A Ordinary Shares continue to have one vote per share. Because of this disproportionate voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, Mufang Gao, who is the director and the controlling shareholder of Unitrust Holdings Limited (“Unitrust”), the holder of all of our Class B Ordinary Shares, controls 98.66% of the aggregate voting power of our issued Ordinary Shares. As of the date of this annual report, Mufang Gao, through Unitrust, beneficially owns 570,100 Class A Ordinary Shares and 1,050,000 Class B Ordinary Shares.

This concentrated control by Mufang Gao significantly limits your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate actions requiring shareholder approval. The 600-to-one voting ratio, increased from the previous 18-to-one ratio, further entrenches this control, allowing Mufang Gao to dominate decisions that may significantly affect the Company and its shareholders, even if the interests of the Class A Ordinary Shareholders diverge from those of the controlling shareholder.

In addition, this disproportionate control may discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders. It may also exacerbate potential conflicts of interest, as decisions made by the controlling shareholder could prioritize their interests over those of minority shareholders. This entrenched voting structure reduces accountability and may limit governance improvements or shareholder initiatives, further restricting the ability of Class A Ordinary Shareholders to influence corporate policy.

Such concentration of voting power could delay, deter, or prevent a change of control or other business combination, which could adversely affect the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares. Furthermore, this governance structure may negatively impact investor confidence, raising concerns about fairness and transparency, and could adversely affect the liquidity and trading value of our Class A Ordinary Shares.

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

Additionally, although the VIE agreements are currently valid, binding and enforceable in accordance with its terms, pursuant to our PRC legal counsel, Yuan Tai, certain judicial freezing imposed on the equity shares of TRX ZJ could result in the termination of the VIE Agreements and the loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless. See “Risk Factors - Risks Related to Our Business and Our Industry - The equity shares of TRX ZJ have been judicially frozen due to outstanding debts owed by TRX ZJ’s sole shareholder, which could result in the termination of the VIE Agreements and loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless” for more information regarding the judicial freezing.

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

We have identified several deficiencies in our internal control over financial reporting. If we fail to maintain an effective internal control system, we may be unable to accurately report our financial results or prevent fraud.

Under Section 404 of the Sarbanes-Oxley Act of 2002, the SEC requires public companies to include a management report on internal control over financial reporting in their annual reports. This report must assess the effectiveness of the company’s internal controls. Additionally, when we no longer qualify as an emerging growth company, an independent registered public accounting firm must attest to and report on management’s assessment. Our reporting obligations as a public company will continue to place significant demands on our management, operations, and financial resources.

During the preparation of our consolidated financial statements for the fiscal year ended October 31, 2024, we identified the same control deficiencies as in the prior year, including material weaknesses and significant deficiencies in our internal control over financial reporting. Many of these deficiencies were noted by our independent registered public accounting firm during their audit. However, as stated in their report, their audit considered internal controls as a basis for determining appropriate audit procedures but did not include an opinion on the effectiveness of our internal controls.

The material weaknesses identified include: (1) a lack of qualified accounting personnel with expertise in U.S. GAAP and SEC reporting requirements, (2) the absence of a comprehensive accounting policies and procedures manual covering U.S. GAAP and SEC reporting requirements, and (3) deficiencies in formal disclosure controls and procedures. The significant deficiencies identified include: (1) weak internal controls over financial closing and reporting processes and (2) the absence of a formal risk assessment process.

Since identifying these control deficiencies in connection with our fiscal year 2023 financial statements, we have taken several remedial measures. Specifically, we have (1) developed a comprehensive accounting policies and procedures manual aligned with U.S. GAAP and SEC reporting requirements and ensured compliance by accounting personnel, (2) implemented formal internal controls over financial closing and reporting processes, (3) established a risk assessment process in accordance with the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, (4) enhanced our governance framework by clearly defining the roles and responsibilities of the board of directors and senior management to ensure effective checks and balances, (5) standardized internal control procedures, including approval workflows, authorization mechanisms, and oversight protocols, to align operational and compliance activities with established standards, and (6) strengthened enforcement mechanisms to ensure compliance with internal policies, address instances of non-compliance through corrective actions, and enhance monitoring systems to support the effective implementation of remedial measures.

Despite these improvements, management has concluded that our internal control over financial reporting remained not effective as of October 31, 2024. Moreover, we cannot guarantee the complete elimination of control deficiencies in the future. Internal controls cannot prevent or detect all errors and fraud. A control system, regardless of its design and effectiveness, can provide only reasonable, not absolute, assurance of achieving its objectives. Given the inherent limitations of any control system, misstatements due to error or fraud may still occur. Additionally, as we continue documenting and testing our internal controls to meet Section 404 requirements, we may identify further weaknesses or deficiencies.

If we fail to implement and maintain effective internal control measures, we may be unable to produce accurate financial statements in a timely manner, which could result in (1) financial restatements, (2) regulatory scrutiny or enforcement actions, (3) reduced investor confidence in our financial reporting, (4) increased audit and compliance costs, and (5) potential delisting from Nasdaq. Any of these consequences could materially and adversely affect the trading price of our Class A Ordinary Shares and our ability to raise capital.

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

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the insurance industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of insurance businesses in China, including our business. Although our PRC counsel has advised us that we have obtained all licenses and permits needed to engage in the businesses currently conducted in the PRC as of the date of this annual report, we cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

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

Furthermore, on February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines (collectively, the “Overseas Listings Rules”), which took effect on March 31, 2023. The Overseas Listing Rules aim to lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markers. Where an enterprise whose principal business activities are conducted in the PRC seeks to issue and list its shares in the name of an overseas enterprise based on equity, assets, income, or other similar rights and interests of the relevant domestic enterprise in the PRC, such activities are deemed an indirect overseas issuance and listing. According to the Overseas Listings Rules, after the submission of relevant application for initial public offerings or listings in overseas markets, or after the completion of subsequent securities offerings of an issuer in the same overseas market where it has previously offered and listed, or after the submission of relevant application for subsequent securities offerings and listings of an issuer in other overseas markets than where it has offered and listed, all China-based companies shall file the required filing materials with the CSRC within three working days. In addition, overseas offerings and listings will be prohibited for such China-based companies when any of the following applies: (i) where such securities offerings and listings are explicitly prohibited by the PRC laws and regulations; (ii) where the intended securities offerings and listings may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with laws; (iii) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; or (v) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. The Administrative Provisions further stipulate that a fine between RMB1 million (approximately $157,255) and RMB10 million (approximately $1,572,550) may be imposed if an applicant fails to fulfill the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Overseas Listings Rules. Existing issuers are not required to complete the filing procedures for listing overseas immediately, but are required to file with the CSRC for any subsequent offerings in the same overseas market within 3 working days after the offering is completed. On November 22, 2024, the filing to the CSRC in connection with the issuance of the 5,400,000 Class A ordinary shares to the purchasers pursuant to the Subscription Agreements has been submitted and on December 13, 2024, the filing in connection with the issuance of the 694,445 Class A ordinary shares to Yuefu Company Limited has been submitted to the CSRC, and they are currently under review of the CSRC.

Notwithstanding the above, our PRC counsel, Yuan Tai, has advised us that uncertainties still exist as to whether we, our subsidiaries, or the VIE or any of its subsidiaries are required to obtain permissions from the CAC, the CSRC, or any other governmental agency that is required to approve our operations and/or offering. We have been closely monitoring the development in the regulatory landscape in the PRC, particularly regarding the requirement of approvals, including on a retrospective basis, from the CAC, the CSRC, or other PRC authorities with respect to our listing, as well as other procedures that may be imposed on us. In the event that we, our subsidiaries, or the VIE or any of its subsidiaries are subject to the compliance requirements, we cannot assure you that any of these entities will be able to receive clearance of such compliance requirements in a timely manner, or at all. Any failure of our Company, our subsidiaries, or the VIE or any of its subsidiaries to fully comply with new regulatory requirements may subject us to regulatory actions, such as fines, relevant businesses or operations suspension for rectification, revocation of relevant business permits or operational license, or other sanctions, which may significantly limit or completely hinder our ability to offer or continue to offer our securities, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our securities to significantly decline in value or become worthless.

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

As of the date of this annual report, we have not received any notice from any authorities identifying the VIE or any of its subsidiaries as CIIOs or requiring us to go through cybersecurity review or network data security review by the CAC. As confirmed by our PRC counsel, Yuan Tai, neither the operations of the VIE and its subsidiaries, nor our listing on the Nasdaq are expected to be affected. Our PRC counsel has also advised us that we are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures or the Measures for the Security Assessment of Outbound Data Transfer, given that the VIE and its subsidiaries possess personal data of fewer than one million individual clients within the territory of mainland China and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. In general, we believe we are compliant with the regulations or policies by the CAC to date. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Measures for the Security Assessment of Outbound Data Transfer will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Measures for the Security Assessment of Outbound Data Transfer in future. If any new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize any adverse effect of such laws on us. However, we cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do. In the event that we are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we may face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. If we inadvertently conclude that such approval is not required, fail to obtain and maintain such approvals, licenses, or permits required for our business or respond to changes in the regulatory environment, we could be subject to liabilities, penalties and operational disruption, which may materially and adversely affect our business, operating results, financial condition, and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

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

Holders of Class A Ordinary Shares have substantially less voting power than holders of Class B Ordinary Shares, which could limit their ability to influence corporate matters.

Our dual-class share structure significantly concentrates voting power in the holders of our Class B Ordinary Shares, each of which carries 600 votes per share, compared to one vote per share for our Class A Ordinary Shares. As a result, the holders of Class B Ordinary Shares collectively control a substantial majority of the aggregate voting power of our issued shares, despite holding a minority of the total outstanding shares on an economic basis.

This structure effectively limits the ability of Class A shareholders to influence corporate matters, including the election of directors, amendments to our organizational documents, and approval of significant corporate transactions such as mergers, consolidations, or sales of all or substantially all of our assets. Decisions on these matters are likely to reflect the preferences and priorities of the Class B shareholders, which may differ from those of Class A shareholders.

The disparity in voting power may also reduce the accountability of management to holders of Class A Ordinary Shares and diminish the ability of Class A shareholders to influence corporate governance practices. This lack of proportional voting rights may discourage shareholder initiatives and could result in decisions that favor the interests of Class B shareholders over those of the Class A shareholders.

Furthermore, the concentration of voting power in Class B shares may adversely impact the market perception of our corporate governance practices, reducing investor confidence and potentially affecting the trading price and liquidity of our Class A Ordinary Share.

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

As of the date of this annual report, TRX ZJ has established, in addition to its Hangzhou headquarter, seven branch offices in China.

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

Our principal executive office is located at Room 918, Jingding Building, Xicheng District, Beijing , The People’s Republic of China, and our phone number is +86- (010) 87529554 and our fax number is (010) 83050570. Our registered office in the Cayman Islands is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our legal name is TIAN RUIXIANG Holdings Ltd, and we operate our business under the commercial name “TRX Insurance Brokers”, which is included in our logo.

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

As an insurance broker, TRX ZJ does not assume underwriting risks. Instead, it distributes insurance products underwritten by insurance companies operating in China to individual and institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this annual report, TRX ZJ has relationships with over 20 insurance companies in the PRC and, therefore, is able to offer a variety of insurance products to our customers.

For the fiscal year ended October 31, 2024, 90.7% of TRX ZJ’s total revenues was attributed to its top five insurance company partners, and the following three insurance companies each accounted for more than 10% of its total revenues: China Pacific Property Insurance Co., Ltd. Dongguan Branch, Sinosafe General Insurance Co., Ltd. Shenzhen Branch, and China United Property Insurance Co., Ltd. Guangzhou Branch accounted for 51.9%, 13.7% and 12.9% of TRX ZJ’s total revenues, respectively.

For the fiscal year ended October 31, 2023, 83.7% of TRX ZJ’s total revenues was attributed to its top five insurance company partners, and three insurance companies each accounted for more than 10% of our total revenues: Ping An Property Insurance Co., Ltd. Shaoxing Branch, China Life Property & Casualty Insurance Co., Ltd. Hefei Branch, and Asia Pacific Property & Casualty Insurance Co., Ltd. Shenzhen Branch, accounted for 32.1%, 28.0% and 10.5% of TRX ZJ’s total revenues, respectively.

For the fiscaly year ended October 31, 2022, 53.4% of TRX ZJ’s total revenues was attributed to top five insurance company partners, and two insurance companies each accounted for more than 10% of our total revenues: Yong An Property Insurance Co., Ltd. Hangzhou Branch and Ping An Property Insurance Co., Ltd. Hangzhou Branch accounted for 20.8% and 13.5% of TRX ZJ’s total revenues, respectively.

Revenue for the year ended October 31, 2024 totaled $3,219,336, an increase of $1,975,089, or 158.7%, compared with $1,244,247 for the year ended October 31, 2023. This increase was primarily attributable to a significant increase in commissions from liability insurance of approximately $1,222,000, which was driven by our significant efforts on distribution of liability insurance products, an increase in commissions from accidental insurance of approximately $417,000, an increase in commissions from commercial property insurance of approximately $385,000, offset by a decrease in commissions from other miscellaneous insurance of approximately $49,000.

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

Commissions generated from our brokerage business accounted for 100.0%, 100.0%, and 98.0% of our total revenues for the fiscal years ended October 31, 2024, 2023, and 2022, respectively. The following table illustrates the breakdown of the commissions by insurance products.

	Years Ended October 31,
	2024		2023		2022
		Percentage		Percentage		Percentage
		of		of		of
		Total		Total		Total
	Commissions	Commissions	Commissions	Commissions	Commissions	Commissions
Property and Casualty Insurance
Automobile Insurance
Supplemental	$1,693	0.1%	$5,661	0.5%	$98,456	7.4%
Mandatory	41,095	1.3%	442	0.0%	36,262	2.7%
Commercial Property Insurance	536,071	16.6%	151,013	12.1%	382,180	28.9%
Liability Insurance	2,197,113	68.2%	975,460	78.4%	363,899	27.5%
Accidental Insurance	437,308	13.6%	20,361	1.6%	255,218	19.3%
Other Insurance
Life Insurance	99	0.0%	576	0.1%	20,489	1.5%
Health Insurance	5,957	0.2%	49,712	4.0%	25,524	1.9%
Miscellaneous Insurances	—	—	41,022	3.3%	142,627	10.8%
Total	$3,219,336	100.0%	$1,244,247	100.0%	$1,324,655	100.0%

Products and Services

TRX ZJ markets and sells two broad categories of insurance products: (1) property and casualty insurance products, and (2) other insurance products, both focused on meeting the insurance needs of institutions and individuals. These insurance products are underwritten by over thirty insurance companies in China.

Property and Casualty Insurance Products

TRX ZJ’s main property and casualty insurance products are commercial property insurance, liability insurance, and accidental insurance. In addition, it also offers automobile insurance products. Commissions from property and casualty insurance products accounted for 99.8%, 92.6%, and 85.8% of the total commissions for the fiscal years ended on October 31, 2024, 2023, and 2022, respectively. The property and casualty insurance products TRX ZJ distributes, which are primarily underwritten by China Pacific Property Insurance Co., Ltd., Sinosafe General Insurance Co., Ltd., China United Property Insurance Co., Ltd., Ping An Property Insurance of China Co., Ltd., China Life Property & Casualty Insurance Co., Ltd., Yong An Property Insurance Co., Ltd., and Asia Pacific Property & Casualty Insurance Co., Ltd., can be further classified into the following categories:

•

Automobile Insurance. TRX ZJ distributes both mandatory automobile insurance policies, which are required by law, and supplemental policies, which are optional. Mandatory policies were one of the main automobile insurance products in the year ended October 31, 2024, which accounted for 1.3%, 0.0%, and 2.7% of commissions we generated for the fiscal years ended on October 31, 2024, 2023, and 2022, respectively. Commission from supplemental policies accounted for 0.1%, 0.5%, and 7.4% of commissions we generated for the fiscal years ended on October 31, 2024, 2023, and 2022, respectively. The standard automobile insurance policies TRX ZJ sells generally have a term of one year and cover damages caused to the insured vehicle by collision and other traffic accidents, falling or flying objects, fire, explosion and natural disasters. TRX ZJ also sells standard third party liability insurance policies, which cover bodily injury and property damage caused by an accident involving an insured vehicle to a person not in the insured vehicle. Our customers are mainly buyers for institutional group insurance as well as some individuals.

•

Accidental Insurance. The accidental insurance products TRX ZJ distributes generally provide a guaranteed benefit in the event of death or disability of the insured as a result of an accident, or a reimbursement of medical expenses to the insured in connection with an accident, during the coverage period, which usually is one year or shorter. These products typically require only a single premium payment for each coverage period. The COVID-19 pandemic has caused an increase in the demand for accidental insurance, which has become one of our top insurance products and accounted for 13.6%, 1.6%, and 19.3% of the total commissions in the fiscal years ended October 31, 2024, 2023, and 2022, respectively.

•

Commercial Property Insurance. The commercial property insurance products TRX ZJ distributes include basic, comprehensive and all risk policies. Basic commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and thunder and lightning. Comprehensive commercial property insurance policies generally cover damage to the insured property caused by fire, explosion and certain natural disasters. Our customers with commercial property insurance include more than 570 institutions, ranging from small start-ups to established major corporations, such as Meishan Minjiang Industrial Investment Group Co., Ltd. and Chongqing Dianshi Education Technology Development Co., Ltd. Commercial property insurance accounted for 16.6%, 12.1%, and 28.9% of commissions we generated for the fiscal years ended on October 31, 2024, 2023, and 2022, respectively.

•

Liability Insurance. The liability insurance products TRX ZJ distributes are primarily product liability and employer’s liability insurance products, and guarantee insurance products. Liability insurance products generally cover losses to third parties due to the misconduct or negligence of the insured party but exclude losses due to fraud or the willful misconduct of the insured party. Liability insurance is one of our top insurance products and accounted for 68.2%, 78.4%, and 27.5% of our total commissions in the fiscal years ended October 31, 2024, 2023, and 2022, respectively.

Life Insurance Products

Life insurance is a major component of China’s insurance market. According to the NFRA, life insurance accounted for 57.46% of the insurance market in terms of premium income in 2023. TRX ZJ began offering life insurance products in December 2016 with a focus on individual life products with periodic payment schedules. In the fiscal years ended October 31, 2024, 2023, and 2022, commissions generated from life insurance products accounted for 0.0%, 0.1%, and 1.5%, respectively, of the total commissions. The life insurance products we distribute can be broadly classified into various categories, as set forth below. Due to constant product innovation by insurance companies, some of the insurance products we distribute combine features of one or more of the following categories:

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

Health Insurance Products

According to the NFRA, health insurance accounted for 17.39% of the insurance market in terms of premium income in 2023. TRX ZJ began offering health insurance products in 2017 with a focus on pension and supplementary health care. In the fiscal years ended October 31, 2024, 2023, and 2022, commissions generated from health insurance products accounted for 0.2%, 4.0%, and 1.9%, respectively, of the total commissions. The health insurance products we distribute have a policy period of one year and require a single premium payment.

Institutional Risk Management Services

Beginning in December 2018, TRX ZJ started to provide risk management services to institutional customers. Based on risk characteristics of our institutional customers, we conducted an in-depth analysis of the risks that may exist in the operation of each of such institutional customers, which we use as the basis to develop a specific risk management and transfer plan for each institutional customer. For the fiscal year ended October 31, 2022, TRX ZJ provided institutional management to one institutional customer and generated revenue of $27,254, which accounted for 2.0% of the total revenue. Beginning in November 2022, TRX ZJ discontinued the institutional risk management services due to diminished demand for this service.

Needbao: Online Insurance Center

In December 2016, TRX ZJ officially established its online insurance division by creating a wholly-owned-subsidiary, NDB Technology, which also provides information management and technical development for our insurance brokerage business. NDB Technology helped launch an online insurance center, Needbao.

In June 2019, TRX ZJ started offering a limited number of insurance products on Needbao, and generated total premium in the amount of RMB 128,639 (approximately $ 20,000) in fiscal year 2021. However, due to the negative impact of the COVID-19 pandemic, especially the large-scale lock-downs in China in fiscal year 2022, TRX ZJ was not able to effectively promote Needbao, and the management made the decision to stop offering insurance products on Needbao. As such, the Company impaired the intangible assets and recognized an impairment loss in the amount of $123,646.

Distribution Network and Marketing

TRX ZJ has built a distribution network that, as of December 31, 2024, consisted of 154 sales professionals, and seven branch offices in seven Chinese major cities/districts: Chongqing municipality, Taiyuan city of Shanxi province, Wuhan city of Hubei province, Changsha city of Hunan province, Xi ’an city of Shanxi province, Qingdao city of Shandong province, and Beijing municipality.

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

•Online Platform

TRX ZJ places targeted online advertisements on our promotional partners’ Internet platforms to promote products and services to potential customers. Our partners are strategically selected based on their industries and propensity of generating insurance customers. As of the date of this annual report, TRX ZJ cooperates with Hangzhou Chengqing Hexuan Technology Co., Ltd. and Hangzhou Rongwang Lihe Technology Co., Ltd. and also works with industry associations and financial institutions to place advertisements on their online platforms, in order to acquire more institutional customers.

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

Customers

TRX ZJ sells automobile insurance to both individual and institutional customers, and individual accidental insurance primarily to individual customers, and commercial property insurance and liability insurance to institutional customers. Customers for the life insurance and health insurance products are primarily individuals under 50 years of age. For the fiscal years ended October 31, 2024, 2023, and 2022, 1, 2, and 0 customers accounted for more than 10% of our revenue, respectively.

For the fiscal year 2024, TRX ZJ had 579 institutional customers and 3,331 individual customers. By providing premium services to customers, we strive to build a loyal customer base that generates referral and cross-selling opportunities, and that become returning customers, i.e. a customer who purchases more than one product from us. The numbers of returning customers were 3,274, 1,506, and 3,190, which amounted to reinsurance rates of 83.73%, 65.14%, and 24.36% for the fiscal years ended October 31, 2024, 2023, and 2022, respectively.

Collaboration with Insurance Companies

As of the date of this annual report, TRX ZJ has established cooperation relationships with over 20 insurance companies in the PRC, by entering into a cooperating agreement, pursuant to which TRX ZJ is authorized to market and distribute certain insurance products of those companies to customers. These agreements establish, among other things, the scope of our authority, the pricing of the insurance products and the commission rates. These contracts typically have a term of one to three years. In the Chinese insurance market, local branches of insurance companies generally have the authority to enter into contracts in their own names with insurance intermediaries. Historically, TRX ZJ has entered into and maintained cooperating relationships with insurance companies at the local level.

For the year ended October 31, 2024, three insurance company partners that accounted for more than 10% of the total revenues are as follows:

51.9% of TRX ZJ’s total revenues were attributed to China Pacific Property Insurance Co., Ltd. Dongguan Branch. TRX ZJ’s agreement with China Pacific Property Insurance Co., Ltd. Dongguan Branch is effective from August 15, 2024 to August 14, 2027, and authorizes TRX ZJ to distribute various insurance products, including property insurance, liability insurance, accidental insurance, and health insurance, in the geographic area within the PRC. The commission rates are negotiated on a per-policy basis.

13.7% of TRX ZJ’s total revenues were attributed to Sinosafe General Insurance Co., Ltd. Shenzhen Branch. TRX ZJ’s agreement with Sinosafe General Insurance Co., Ltd. Shenzhen Branch is effective from August 30, 2024 to December 31, 2025, and authorizes TRX ZJ to distribute various insurance products, including property insurance, liability insurance, accidental insurance, and health insurance, in the geographic area within the PRC. The commission rates are negotiated on a per-policy basis.

12.9% of TRX ZJ’s total revenues were attributed to China United Property Insurance Co., Ltd. Guangzhou Branch. TRX ZJ’s agreement with China United Property Insurance Co., Ltd. Guangzhou Branch is effective from September 4, 2024 to September 3, 2027,, and authorizes TRX ZJ to distribute various insurance products, including property insurance, liability insurance, accidental insurance, and health insurance, in the geographic area within the PRC. The commission rates are negotiated on a per policy basis.

For the year ended October 31, 2024, the insurance company partners that accounted for more than 10% of our total revenues are as follows:

			Percentage
			of
			Total
	Insurance Company Name	Commissions	Revenues
1	China Pacific Property Insurance Co., Ltd. Dongguan Branch	$1,672,251	51.9%
2	Sinosafe General Insurance Co., Ltd. Shenzhen Branch	$439,779	13.7%
3	China United Property Insurance Co., Ltd. Guangzhou Branch	$416,550	12.9%
	Total	$2,528,580	78.5%

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

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 October 26, 2018, and December 29, 2023, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares. Each of our PRC subsidiaries, the VIE and its subsidiaries is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law. Pursuant to the latest amended PRC Company Law and the Regulations of the State Council on Implementing the Management System for Registered Capital Registration in the Company Law of the People’s Republic of China issued on July 10, 2024, the registered capital of enterprises established before June 30, 2024 shall be fully paid before June 30, 2032.

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

The NFRA And The CBIRC

In March 2023, the CPC Central Committee and The State Council issued the Reform Plan for Party and State Institutions and established the National Financial Regulatory Administration (“NFRA”) to replace the China Banking and Insurance Regulatory Commission (“CBIRC”). The NFRA has extensive authority to supervise insurance companies and insurance intermediaries operating in the PRC, including the following:

●	To conduct unified supervision and regulation of the financial industry, except the securities sector, in accordance with laws and regulations to supervision, conduct supervision, functional supervision, look-through supervision and on-going supervision, and ensure the lawful and stable operation of the financial industry;
●	To carry out systematic research on issues concerning the reform effective supervision of the financial industry;
●	To participate in the formulation of strategic plans for reform and development of the financial industry. To draft relevant laws and regulations on banking, insurance and financial holding companies, and put forward recommendations for their formulation and revision. To formulate relevant rules and regulations for banking institutions, insurance institutions, and financial holding companies, etc;
●	To conduct and coordinate work concerning the protection of financial consumers’ rights and interests. To formulate, develop, and establish a sound system and study major issues concerning the protection of financial consumers’ rights and interests. To carry out financial consumer education and build complaint handling mechanisms, as well as diversified dispute resolution mechanisms, for financial consumers;
●	To conduct authorization of banking institutions, insurance institutions, financial holding companies and others in accordance with law, and carry out supervision and regulation of these institutions in respect of their corporate governance, risk management, internal controls, capital adequacy, solvency, business operations, information disclosure, etc.;
●	To conduct on-site examination and off-site surveillance of banking institutions, insurance institutions, financial holding companies and others, in accordance with law. To carry out risk and compliance assessment of these institutions, investigate and impose administrative penalties over violations;
●	To prepare and release regulatory data statements of banking institutions, insurance institutions, financial holding companies and others on a consolidated basis. To fulfill the responsibilities concerning comprehensive statistics of the financial industry;

●	To carry out technology supervision of banking institutions, insurance institutions, financial holding companies, etc. To establish technology supervisory systems and formulate relevant policies. To build a regulatory big data platform, carry out risk monitoring, analysis, assessment and early warning, and make full use of technological means to strengthen supervision and prevent risks;
●	To conduct supervision of the banking institutions, insurance institutions, financial holding companies, etc. To formulate rules on equity supervision, and review and approve shareholders, actual controllers as well as equity changes in accordance with law. To carry out investigation on shareholders, actual controllers, persons acting in concert and ultimate beneficiaries according to law, and take relevant measures or impose penalties on violations of laws and regulations;
●	To set up mechanisms connecting the administrative law enforcement with criminal justice, and investigate, collect evidence on and deal with related subjects of violations or illegal financial activities, and transfer those suspected of committing a crime to judicial organs;
●	To establish recovery and resolution mechanisms of banking institutions, insurance institutions, financial holding companies, etc. To study and put forward recommendations on the recovery and resolution of financial institutions in collaboration with relevant departments and organize their implementation;
●	To take the lead in cracking down on illegal financial activities, organize the establishment of monitoring and early warning system on illegal financial activities, coordinate, guide and urge relevant departments and local governments to carry out work to prevent and deal with illegal financial activities according to law. To study and put forward relevant suggestions on cross-sector and cross-region illegal financial activities and those involving new products and new types of business, and organize their implementation as required;
●	To establish a local financial supervision system as required. To guide and oversee the local financial supervisory work, and guide and coordinate local governments to fulfill their respective jurisdictional responsibilities in resolving related financial risks;
●	To supervise the outsourcing of information technology, as well as other cooperating activities of banking institutions, insurance institutions, financial holding companies and other supervised entities with information technology service agencies and other intermediaries. To conduct investigation over violations of laws and regulations in accordance with law, and take relevant measures against financial institutions;
●	To participate in the regulatory and rule-making work of international financial organizations and international regulatory standard-setting bodies. To carry out overseas exchanges and international cooperation work; and,
●	To implement other tasks assigned by the CPC Central Committee and the State Council.

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

Notice on Strengthening and Improving the Supervision of Internet Property Insurance Business

On July 17, 2024, NFRA issued Notice on Strengthening and Improving the Supervision of Internet Property Insurance Business (Jin Gui [2024] No.9). To carry out online property insurance intermediary business, insurance intermediaries shall meet the following conditions: (i) the insurance intermediary shall be a national-wide institution; (ii) the insurance intermediary shall have more than three years of experience in operating property insurance business; (iii) the information systems for sales management, policy management, customer service are complete, the business process management meets its business needs and the intermediary is in compliance with the retrospective management requirements for internet property insurance business.

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

Regulations Relating to Foreign Investment

Investment in the PRC by foreign investors and foreign-invested enterprises shall comply with the Catalogue for the Encouraged Foreign Investment Industries (the “Catalogue”) (2022 Revision), which was last amended and issued by MOFCOM and NDRC on October 26, 2022 and became effective since January 1, 2023, and the Special Management Measures for Foreign Investment Access (2024 version), or the Negative List, which came into effect on November 1, 2024. The Catalogue and the Negative List contains specific provisions guiding market access for foreign capital and stipulates in detail the industry sectors grouped under the categories of encouraged industries, restricted industries and prohibited industries. Any industry not listed in the Negative List is a permitted industry unless otherwise prohibited or restricted by other PRC laws or regulations. The insurance intermediary industry falls within the permitted category in accordance with the Catalogue and the Negative List.

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

Existing issuers are not required to complete the filing procedures for listing overseas immediately, but are required to file with the CSRC for any subsequent offerings in the same overseas market within 3 working days after the offering is completed. On November 22, 2024, the filing to the CSRC in connection with the issuance of the 5,400,000 Class A ordinary shares to the purchasers pursuant to the Subscription Agreements has been submitted and on December 13, 2024, the filing in connection with the issuance of the 694,445 Class A ordinary shares to Yuefu Company Limited has been submitted to the CSRC, and they are currently under review of the CSRC. Any failure or perceived failure by us to comply with any filing requirements under the Overseas Listings Rules may result in forced corrections, warnings and fines against us and could materially hinder our ability to offer or continue to offer our securities.

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

Under the relevant rules, any failure by any of our shareholders who is a PRC resident, or is controlled by a PRC resident, to comply with relevant requirements under these regulations could subject our SPV to restrictions imposed on foreign exchange activities, including restrictions on its ability to receive registered capital as well as additional capital from PRC resident shareholders, and contribute registered capital as well as additional capital to WFOE. Due to the failure by shareholders to complete the registration, WFOE’s ability to pay dividends or make distributions to our SPV is also restricted, and repatriation of profits and dividends derived from SPV by PRC residents to China are illegal. The offshore financing funds are also not allowed to be used in China. In addition, the failure of the PRC resident shareholders to complete the registration may subject the shareholders to fines less than RMB50,000, and the enterprises to fines less than RMB300,000. If any illegal settlement of foreign exchange occurs, a fine up to 30% of the illegal amount may be imposed as well.

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

Regulations on Domain Names

The Ministry of Industry and Information Technology of the PRC, or the MIIT, promulgated the Measures on Administration of Internet Domain Names, or the Domain Name Measures, on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Name promulgated by the MIIT on November 5, 2004. According to the Domain Name Measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names shall provide true, accurate and complete information of their identities to domain name registration service institutions. The applicant will become the holder of such domain names upon completion of the registration procedure. As of the date of this annual report, we have completed the registration of www.tianrx.com in the PRC.

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

The CEO of WFOE, Ms. Xu, who is also the CEO of TRX ZJ, is currently managing TRX ZJ pursuant to the terms of the Exclusive Business Cooperation and Service Agreement. WFOE has absolute authority relating to the management of TRX ZJ, including but not limited to decisions with regard to expenses, salary raises and bonuses, hiring, firing and other operational functions. The Company’s audit committee is required to review and approve in advance any related party transactions, including transactions involving WFOE or TRX ZJ.

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

Please see “Risk Factors - Risks Related to Our Corporate Structure - The equity shares of TRX ZJ have been judicially frozen due to outstanding debts owed by TRX ZJ’s sole shareholder, which could result in the termination of the VIE Agreements and loss of our control over TRX ZJ, potentially rendering the Company’s securities substantially devalued or worthless.”

D.  Property, Plants and Equipment

Our headquarter is located at Room 918, Jingding Building, Xicheng District, Beijing,100000, PRC, where we lease approximately 95 square meters of office space, the lease term is from January 1, 2025 to December 31, 2025. Our other offices and branches lease approximately 25 square meters of office space. In fiscal years 2024, 2023, and 2022, our total rental expenses amounted to approximately $40,000, $75,000, and $316,000, respectively.

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

The VIE, TRX ZJ, and its PRC subsidiaries, operate an insurance brokerage business in China, and distribute a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance. TRX ZJ acts on behalf of its customers seeking insurance coverage from insurance companies and take pride in its premium customer service. TRX ZJ operates 7 branches as of the date of this report. For the fiscal year 2024, TRX ZJ had 579 institutional customers and 3,331 individual customers.

As an insurance broker, TRX ZJ does not assume underwriting risks; it distributes insurance products underwritten by insurance companies operating in China to its individual or institutional customers. TRX ZJ is compensated for its services by commissions paid by insurance companies, typically based on a percentage of the premium paid by the insured. Commission and fee rates generally depend on the type of insurance products, the particular insurance company and the region in which the products are sold. As of the date of this report, TRX ZJ has relationships with 26 insurance companies in the PRC, and therefore is able to offer a variety of insurance products to its customers.

For the fiscal year ended October 31, 2024, 90.7% of TRX ZJ’s total revenues was attributed to its top five insurance company partners, and the following three insurance companies each accounted for more than 10% of its total revenues: China Pacific Property Insurance Co., Ltd. Dongguan Branch, Sinosafe General Insurance Co., Ltd. Shenzhen Branch, and China United Property Insurance Co., Ltd. Guangzhou Branch accounted for 51.9%, 13.7% and 12.9% of TRX ZJ’s total revenues, respectively.

For the fiscal year ended October 31, 2023, 83.7% of TRX ZJ’s total revenues was attributed to its top five insurance company partners, and three insurance companies each accounted for more than 10% of its total revenues: Ping An Property Insurance Co., Ltd. Shaoxing Branch, China Life Property & Casualty Insurance Co., Ltd. Hefei Branch, and Asia Pacific Property & Casualty Insurance Co., Ltd. Shenzhen Branch, accounted for 32.1%, 28.0% and 10.5% of TRX ZJ’s total revenues, respectively.

For the fiscal year ended October 31, 2022, 53.4% of TRX ZJ’s total revenues was attributed to top five insurance company partners, and two insurance companies each accounted for more than 10% of its total revenues: Yong An Property Insurance Co., Ltd. Hangzhou Branch and Ping An Property Insurance Co., Ltd. Hangzhou Branch accounted for 20.8% and 13.5% of TRX ZJ’s total revenues, respectively.

In February 2024, pursuant to a business strategy to expand our business to the Hong Kong insurance brokerage market, TRX HK acquired Peak Consulting Services Limited (“Peak”), which is a licensed insurance brokerage in Hong Kong. As of the date of this report, Peak has not generated any revenue.

Revenue Category

As a broker of insurance products, TRX ZJ derives its revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

The following table illustrates the breakdown of TRX ZJ’s commissions by insurance products for the years ended October 31, 2024, 2023 and 2022.

	Years Ended October 31,
	2024		2023		2022
		Percentage		Percentage		Percentage
		of		of		of
		Total		Total		Total
	Commissions	Commissions	Commissions	Commissions	Commissions	Commissions
Property and Casualty Insurance
Automobile Insurance
Supplemental	$1,693	0.1%	$5,661	0.5%	$98,456	7.4%
Mandatory	41,095	1.3%	442	0.0%	36,262	2.7%
Commercial Property Insurance	536,071	16.6%	151,013	12.1%	382,180	28.9%
Liability Insurance	2,197,113	68.2%	975,460	78.4%	363,899	27.5%
Accidental Insurance	437,308	13.6%	20,361	1.6%	255,218	19.3%
Other Insurance
Life Insurance	99	0.0%	576	0.1%	20,489	1.5%
Health Insurance	5,957	0.2%	49,712	4.0%	25,524	1.9%
Miscellaneous Insurances	—	—	41,022	3.3%	142,627	10.8%
Total	$3,219,336	100.0%	$1,244,247	100.0%	$1,324,655	100.0%

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

Significant estimates during the years ended October 31, 2024, 2023 and 2022 include the useful life of intangible assets, the assumptions used in assessing impairment of long-term assets, the fair value of the consideration given and assets acquired and liabilities assumed in the asset acquisition of Peak, the valuation of deferred tax assets and associated valuation allowances, and the valuation of stock-based compensation.

Accounts Receivable and Reserve for Credit Losses

Accounts receivable are presented net of reserve for credit losses. The Company maintains reserve for credit losses for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific reserves when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

Management believes that accounts receivable is fully collectable. Therefore, no material reserve for credit losses is deemed to be required on its accounts receivable at October 31, 2024 and 2023.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of October 31, 2024 and 2023. As of October 31, 2024, income tax returns for the tax years ended October 31, 2019 through October 31, 2023 remained open for statutory examination by PRC tax authorities.

Stock-based Compensation

The Company follows the provisions of FASB ASC 718, “Compensation—Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting or on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

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

Comparison of Results of Operations for the Years Ended October 31, 2024 and 2023

The following table sets forth a summary of our consolidated results of operations for the years ended October 31, 2024 and 2023.

	Years Ended October 31,		Changes in
	2024	2023	Amount	Percentage
Revenues	$3,219,336	$1,244,247	$1,975,089	158.7%
Operating expenses:
Selling and marketing	3,372,829	2,438,248	934,581	38.3%
General and administrative	4,491,754	1,822,325	2,669,429	146.5%

Total operating expenses	7,864,583	4,260,573	3,604,010	84.6%

Loss from operations	(4,645,247)	(3,016,326)	(1,628,921)	54.0%

Other income, net	700,442	723,683	(23,241)	(3.2)%

Loss before income taxes	(3,944,805)	(2,292,643)	(1,652,162)	72.1%

Income taxes	42,123	161,339	(119,216)	(73.9)%

Net loss	(3,986,928)	(2,453,982)	(1,532,946)	62.5%

Foreign currency translation adjustment	766,585	(61,134)	827,719	(1,353.9)%

Comprehensive loss	$(3,220,343)	$(2,515,116)	$(705,227)	28.0%

Revenues

As a broker of insurance products, TRX ZJ derives revenue from commissions paid by insurance carriers, typically calculated as a percentage of premiums paid by insureds to the insurance carriers in China. TRX ZJ reports revenue net of PRC’s VAT for all the periods presented in the consolidated statements of operations and comprehensive loss.

Revenue for the year ended October 31, 2024 totaled $3,219,336, an increase of $1,975,089, or 158.7%, compared with $1,244,247 for the year ended October 31, 2023. This increase was primarily attributable to a significant increase in commissions from liability insurance of approximately $1,222,000, which was driven by our significant efforts on distribution of liability insurance products, an increase in commissions from accidental insurance of approximately $417,000, an increase in commissions from commercial property insurance of approximately $385,000, offset by a decrease in commissions from other miscellaneous insurance of approximately $49,000. We expect that our revenue will continue to increase in the near future.

Operating Expenses

During the years ended October 31, 2024 and 2023, operating expenses included selling and marketing expenses and general and administrative expenses.

Selling and Marketing

Selling and marketing expenses amounted to $3,372,829 for the year ended October 31, 2024, as compared to $2,438,248 for the year ended October 31, 2023, an increase of $934,581, or 38.3%. The increase was mainly attributable to an increase in advertising costs of approximately $806,000 due to our increased advertising activities, an increase in the stock-based compensation of approximately $99,000 which reflected the value of our ordinary shares granted to our sales professionals, and an increase in other miscellaneous items of approximately $30,000. We expect that our selling and marketing expenses will remain in its current level with minimal increase in the near future.

Advertising expenses mainly consist of expenses associated with advertising campaigns and are included in selling and marketing expenses. Advertising costs are expensed as incurred. Advertising expenses for the years ended October 31, 2024 and 2023 totaled $1,785,336 and $979,694, respectively.

Our selling and marketing expenses as a percentage of revenue for the year ended October 31, 2024 decreased to 104.8% from 196.0% for the year ended October 31, 2023. The decrease was primarily attributable to a significant increase in our revenue.

General and Administrative

General and administrative expenses amounted to $4,491,754 for the year ended October 31, 2024, as compared to $1,822,325 for the year ended October 31, 2023, an increase of $2,669,429, or 146.5%.

For the years ended October 31, 2024 and 2023, general and administrative expenses consisted of the following:

	Years Ended October 31,		Changes in
	2024	2023	Amount	Percentage
Professional fees	$934,732	$1,220,367	$(285,635)	(23.4)%
Compensation and related benefits	1,701,489	460,791	1,240,698	269.3%
Amortization of intangible assets	119,808	—	119,808	100.0%
Rent and related utilities	41,597	76,131	(34,534)	(45.4)%
Impairment loss	1,677,301	—	1,677,301	100.0%
Others	16,827	65,036	(48,209)	(74.1)%
	$4,491,754	$1,822,325	$2,669,429	146.5%

●	Professional fees primarily consisted of legal fees, audit fees, consulting fees, and other fees. For the year ended October 31, 2024, professional fees decreased by $285,635, or 23.4%, as compared to the year ended October 31, 2023. The decrease was mainly attributable to a decrease in consulting fees of approximately $161,000 resulting from termination of a consultant’s service in the year ended October 31, 2024, a decrease in legal fees of approximately $55,000, and a decrease in other miscellaneous items of approximately $70,000. We expect that our professional fees will remain in its current level with minimal increase in the near future.
●	For the year ended October 31, 2024, compensation and related benefits increased by $1,240,698, or 269.3%, as compared to the year ended October 31, 2023. The increase was primarily attributable to a significant increase in the stock-based compensation of approximately $1,270,000, reflecting the value of our Class A ordinary shares granted to our management, offset by a decrease in the management’s compensation and related benefits of approximately $29,000 resulting from laying off our personnel. We expect that our compensation and related benefits will remain in its current level with minimal increase in the near future.
●	For the year ended October 31, 2024, amortization of intangible assets increased by $119,808, or 100.0%, as compared to the year ended October 31, 2023. The increase was due to the increased amortization of intangible assets resulting from our Peak acquisition.
●	For the year ended October 31, 2024, rent and related utilities decreased by $34,534, or 45.4%, as compared to the year ended October 31, 2023. The decrease was mainly due to the decreased monthly rent driven by decreased office space.

●	In October 2024, we assessed our intangible assets for any impairment and concluded that there were indicators of impairment as of October 31, 2024 and we calculated that the estimated undiscounted cash flows were less than the carrying amount of those intangible assets. We have not been able to realize the financial projections provided by Peak’s management at the time of the intangible assets purchase and have decided to impair the intangible assets to zero. Based on our analysis, we recognized an impairment loss of $1,677,301 for the year ended October 31, 2024, which reduced the value of intangible asset purchased to zero. We did not record any impairment charge for the year ended October 31, 2023.
●	Other general and administrative expenses were primarily comprised of travel and entertainment, office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the year ended October 31, 2024, other general and administrative expenses decreased by $48,209, or 74.1%, as compared to the year ended October 31, 2023. The decrease was primarily due to a decrease in office decoration expense of approximately $36,000 and a decrease in other miscellaneous items of approximately $12,000 reflecting our efforts at stricter controls on corporate expenditures.

Loss from Operations

As a result of the foregoing, for the year ended October 31, 2024, loss from operations amounted to $4,645,247, as compared to $3,016,326 for the year ended October 31, 2023, resulting in a change of $1,628,921, or 54.0%.

Other Income (Expense)

Other income (expense) primarily includes interest income, and miscellaneous expense and income. Other income, net, totaled $700,442 for the year ended October 31, 2024, as compared to $723,683 for the year ended October 31, 2023, a decrease of $23,241, or 3.2%, which was attributable to a decrease in interest income of approximately $31,000 mainly due to our decreased investments in wealth management products with underlying bonds, offered by a private entity, offset by a decrease in other expense of approximately $8,000.

Income Taxes

Our income tax expense is mainly attributable to the VIE in China, TRX ZJ, and its subsidiaries, NDB Technology, TYDW Technology, and Hengbang Insurance, all of which are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%. In the year ended October 31, 2024, TRX ZJ and TYDW were each recognized as a small low-profit enterprise and received a preferential income tax rate. In the year ended October 31, 2023, NDB Technology and Hengbang Insurance were each recognized as a small low-profit enterprises and received a preferential income tax rate.

Income taxes expense was $42,123 for the year ended October 31, 2024, as compared to $161,339 for the year ended October 31, 2023, a decrease of $119,216, or 73.9%. The decrease in income taxes expense was primarily attributable to a decrease in taxable income generated by our operating entities.

Net Loss

As a result of the factors described above, our net loss was $3,986,928 for the year ended October 31, 2024, as compared to $2,453,982 for the year ended October 31, 2023, a change of $1,532,946, or 62.5%.

Net Loss Attributable to Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of October 31, 2024, these two individuals owned an aggregate of 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The net loss attributable to non-controlling interest was $3 and $5 for the years ended October 31, 2024 and 2023, respectively.

Net Loss Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $3,986,925 or $2.42 per share (basic and diluted) for the year ended October 31, 2024, as compared with $2,453,977 or $3.87 per share (basic and diluted) for the year ended October 31, 2023, a change of $1,532,948, or 62.5%.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of TRX and TRX HK, is the U.S. dollar, and the functional currency of Peak is the Hong Kong dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the Hong Kong dollar or RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translation, which is a non-cash adjustment, we reported a foreign currency translation gain of $766,585 and a foreign currency translation loss of $61,134 for the years ended October 31, 2024 and 2023, respectively. This non-cash gain/loss had the effect of decreasing/increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $3,220,343 and $2,515,116 for the years ended October 31, 2024 and 2023, respectively.

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

Revenue for the year ended October 31, 2023 totaled $1,244,247, a decrease of $107,662, or 8.0%, compared with $1,351,909 for the year ended October 31, 2022. This decrease was primarily attributable to a decrease in commissions from automobile insurance of approximately $129,000, a decrease in commissions from commercial property insurance of approximately $231,000, a decrease in commissions from accidental insurance of approximately $235,000, and a decrease in commissions from other miscellaneous insurance of approximately $97,000, resulting from the loss of certain insurance company partners, and a decrease in risk management services of approximately $27,000, offset by a significant increase in commissions from liability insurance of approximately $612,000, which was driven by our significant efforts on distribution of liability insurance products.

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

For the years ended October 31, 2023 and 2022, general and administrative expenses consisted of the following:

	Years Ended October 31,		Changes in
	2023	2022	Amount	Percentage
Professional fees	$1,220,367	$1,185,930	$34,437	2.9%
Compensation and related benefits	460,791	2,691,751	(2,230,960)	(82.9)%
Rent and related utilities	76,131	318,722	(242,591)	(76.1)%
Directors’ and officers’ liability insurance premium	—	214,188	(214,188)	(100.0)%
Impairment loss	—	123,646	(123,646)	(100.0)%
Others	65,036	121,677	(56,641)	(46.6)%
	$1,822,325	$4,655,914	$(2,833,589)	(60.9)%

●	Professional fees primarily consisted of legal fees, audit fees, consulting fees, and other fees. For the year ended October 31, 2023, professional fees increased by $34,437, or 2.9%, as compared to the year ended October 31, 2022. The increase was mainly attributable to a slight increase in miscellaneous items of approximately $34,000. We expect that our professional fees will remain in its current level with minimal increase in the near future.
●	For the year ended October 31, 2023, compensation and related benefits decreased by $2,230,960, or 82.9%, as compared to the year ended October 31, 2022. The significant decrease was primarily attributable to a decrease in the stock-based compensation of approximately $1,796,000, reflecting the value of our Class A ordinary shares granted to our management, and a decrease in the management’s compensation and related benefits of approximately $435,000 resulting from laying off our personnel. We expect that our compensation and related benefits will remain in its current level with minimal increase in the near future.
●	For the year ended October 31, 2023, rent and related utilities decreased by $242,591, or 76.1%, as compared to the year ended October 31, 2022. The decrease was mainly due to the decreased monthly rent driven by decreased office space.
●	For the year ended October 31, 2023, directors’ and officers’ liability insurance premium decreased by $214,188, or 100.0%, as compared to the year ended October 31, 2022. For the year ended October 31, 2023, we did not incur any directors’ and officers’ liability insurance fee.
●	In October 2022, we assessed our intangible assets for any impairment and concluded that there were indicators of impairment as of October 31, 2022 and we calculated that the estimated undiscounted cash flows were less than the carrying amount of those intangible assets. We decided to impair the intangible asset to zero. Based on our analysis, we recognized an impairment loss of $123,646 for the year ended October 31, 2022, which reduced the value of intangible asset developed to zero. We did not record any impairment charge for the year ended October 31, 2023.
●	Other general and administrative expenses were primarily comprised of travel and entertainment, depreciation and amortization, office supplies, office decoration, bank service charge, internet service fees and miscellaneous taxes. For the year ended October 31, 2023, other general and administrative expenses decreased by $56,641, or 46.6%, as compared to the year ended October 31, 2022. The decrease was primarily due to a decrease in office supplies of approximately $23,000 and a decrease in other miscellaneous items of approximately $34,000 reflecting our efforts at stricter controls on corporate expenditures.

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

Net Loss Attributable to Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of October 31, 2023, these two individuals owned an aggregate of 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The net loss attributable to non-controlling interest was $5 and $32 for the years ended October 31, 2023 and 2022, respectively.

Net Loss Attributable to TRX Ordinary Shareholders

The net loss attributable to TRX ordinary shareholders was $2,453,977 or $3.87 per share (basic and diluted) for the year ended October 31, 2023, as compared with $4,684,157 or $9.03 per share (basic and diluted) for the year ended October 31, 2022, a change of $2,230,180, or 47.6%.

Foreign Currency Translation Adjustment

Our reporting currency is the U.S. dollar. The functional currency of TRX and TRX HK is the U.S. dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). The financial statements of our subsidiaries whose functional currency is the RMB are translated to U.S. dollars using period end rates of exchange for assets and liabilities, average rate of exchange for revenue and expenses and cash flows, and historical exchange rates for equity. Net gains and losses resulting from foreign exchange transactions are included in the results of operations. As a result of foreign currency translation, which is a non-cash adjustment, we reported a foreign currency translation loss of $61,134 and $3,717,478 for the years ended October 31, 2023 and 2022, respectively. This non-cash loss had the effect of increasing our reported comprehensive loss.

Comprehensive Loss

As a result of our foreign currency translation adjustment, we had comprehensive loss of $2,515,116 and $8,401,667 for the years ended October 31, 2023 and 2022, respectively.

Liquidity and Capital Resources

Liquidity is the ability of a company to generate funds to support its current and future operations, satisfy its obligations and otherwise operate on an ongoing basis. At October 31, 2024 and 2023, we had cash and restricted cash of approximately $996,000 and $695,000, respectively. These funds are mainly kept in financial institutions located in China.

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

In addition, a majority of our businesses and assets are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents, and signed contracts. These currency exchange control procedures imposed by the PRC government authorities may restrict the ability of our PRC subsidiary to transfer its net assets to TRX through loans, advances or cash dividends.

The current PRC Enterprise Income Tax (“EIT”) Law and its implementing rules generally provide that a 10% withholding tax applies to China-sourced income derived by non-resident enterprises for PRC enterprise income tax purposes unless the jurisdiction of incorporation of such enterprises’ shareholder has a tax treaty with China that provides for a different withholding arrangement.

The following table sets forth a summary of changes in our working capital from October 31, 2023 to October 31, 2024:

	October 31,	October 31,	Changes in
	2024	2023	Amount	Percentage
Working capital:
Total current assets	$39,921,393	$27,618,624	$12,302,769	44.5%
Total current liabilities	5,918,706	3,062,868	2,855,838	93.2%
Working capital	$34,002,687	$24,555,756	$9,446,931	38.5%

Our working capital increased by $9,446,931 to $34,002,687 at October 31, 2024 from $24,555,756 at October 31, 2023. The increase in working capital was primarily attributable to an increase in cash of approximately $295,000, an increase in short-term investments of approximately $1,293,000 resulting from our increased investments in wealth management products with underlying bonds offered by a private entity in the year ended October 31, 2024, an increase in accounts receivable of approximately $1,393,000 mainly driven by the increase in our revenue in the year ended October 31, 2024, a significant increase in note receivable of $7,800,000 which was attributable to the reclassification of note receivable from non-current to current, an increase in note receivable – related party of approximately $1,371,000 due to the increase in promissory note entered into with a related party in the year ended October 31, 2024, and an increase in interest receivable of $156,000 resulting from our investment in note receivable, offset by an increase in taxes payable of approximately $109,000, an increase in salary payable of approximately $184,000, an increase in accrued liabilities and other payables of approximately $1,082,000 mainly driven by the increase in insurance premium payable of approximately $506,000 and the increase in expenses paid by employees and third parties on our behalf of approximately $511,000 in the year ended October 31, 2024, an increase in loan payable of approximately $983,000 due to the issuance of line of credit in the year ended October 31, 2024, and an increase in due to related parties of approximately $530,000 resulting from expenses paid by our related parties on behalf of us in the year ended October 31, 2024.

Because the exchange rate conversion is different for the consolidated balance sheets and the consolidated statements of cash flows, the changes in assets and liabilities reflected on the consolidated statements of cash flows are not necessarily identical with the comparable changes reflected on the consolidated balance sheets.

Cash Flows for the Fiscal Year Ended October 31, 2024 Compared to the Fiscal Year Ended October 31, 2023

The following summarizes the key components of our cash flows for the years ended October 31, 2024 and 2023:

	Years Ended October 31,
	2024	2023
Net cash provided by operating activities	$897,894	$994,304
Net cash used in investing activities	(1,821,085)	(992,717)
Net cash provided by (used in) financing activities	1,188,823	(283)
Effect of exchange rate on cash and restricted cash	35,530	(1,471)
Net increase (decrease) in cash and restricted cash	$301,162	$(167)

Net cash flow provided by operating activities for the year ended October 31, 2024 was $897,894, which primarily reflected the non-cash items adjustment mainly consisting of depreciation expense and amortization of intangible assets of approximately $121,000, impairment loss of approximately $1,677,000, stock-based compensation and service expense of approximately $2,819,000 due to shares granted for services, and the changes in operating assets and liabilities mainly consisting of an increase in salary payable of approximately $183,000, and an increase in accrued liabilities and other payables of approximately $1,528,000, mainly due to the increase in insurance premium payable of approximately $506,000 and the increase in expenses paid by employees and third parties on our behalf of approximately $511,000 and the increase in other miscellaneous payables of approximately $511,000 in the year ended October 31, 2024, offset by an increase in accounts receivable of approximately $1,381,000 mainly driven by the increase in our revenue in the year ended October 31, 2024, an increase in interest receivable of $156,000, and our consolidated net loss of approximately $3,987,000.

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

Net cash flow used in investing activities was $1,821,085 for the year ended October 31, 2024 as compared to $992,717 for the year ended October 31, 2023. During the year ended October 31, 2024, we increased our note receivable – related party of approximately $2,252,000 and made payments for the purchase of short-term investments of approximately $28,138,000, offset by cash received on Peak acquisition of approximately $78,000, proceeds received from repayment of note receivable – related party of approximately $892,000, and proceeds received from sale of short-term investments of approximately $27,599,000. During the year ended October 31, 2023, we made an investment in a note receivable of $7,800,000 and made payments for the purchase of short-term investments of approximately $27,779,000, offset by proceeds received from the note receivable of $7,500,000 and proceeds received from sale of short-term investments of approximately $27,087,000.

Net cash flow provided by financing activities was $1,188,823 for the year ended October 31, 2024 as compared to net cash flow used in financing activities of $283 for the year ended October 31, 2023. During the year ended October 31, 2024, we received proceeds from loan payable of approximately $1,115,000 and received proceeds from related parties’ borrowings of approximately $96,000, offset by repayments made for related parties’ borrowings of approximately $22,000. During the year ended October 31, 2023, we received proceeds from related parties’ borrowings of approximately $10,000, offset by repayment made for related parties’ borrowings of approximately $10,000.

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

Net cash flow used in investing activities was $992,717 for the year ended October 31, 2023, as compared to $28,897,466 for the year ended October 31, 2022. During the year ended October 31, 2023, we made an investment in a note receivable of $7,800,000 and made payments for the purchase of short-term investments of approximately $27,779,000, offset by proceeds received from the note receivable of $7,500,000 and proceeds received from sale of short-term investments of approximately $27,087,000. During the year ended October 31, 2022, we made payment for purchase of property and equipment of approximately $2,000 and made payments for purchase of short-term investments of approximately $29,012,000, offset by proceeds received from sale of short-term investments of approximately $117,000.

Net cash flow used in financing activities was $283 for the year ended October 31, 2023, as compared to $0 for the year ended October 31, 2022. During the year ended October 31, 2023, we received proceeds from related parties’ borrowings of approximately $10,000, offset by repayment made for related parties’ borrowings of approximately $10,000. During the year ended October 31, 2022, we received proceeds from related parties’ borrowings of approximately $225,000, offset by repayment made for related parties’ borrowings of approximately $225,000.

Our capital requirements for the next twelve months primarily relate to working capital requirements, including salaries, fees related to third parties’ professional services, reduction of accrued liabilities, and the development of business opportunities. These uses of cash will depend on numerous factors including our revenue and our ability to control costs. All funds received will be expended in the furtherance of growing our business. The following trends are reasonably likely to result in a material decrease in our liquidity over the near to long term:

●An increase in working capital requirements to finance our current business;
●The use of capital for development of business opportunities; and
●Addition of personnel as the business grows.

We estimate that based on current plans and assumptions, that our available cash will be sufficient to satisfy our cash requirements under our present operating expectations through cash flow provided by operations, borrowings from third parties, and sales of equity. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed our amounts of cash on hand, we may seek to issue additional debt or obtain financial support from shareholders.

Foreign Currency Exchange Rate Risk

Our operations are in China. Thus, our revenue and operating results have been impacted by exchange rate fluctuations between RMB and US dollars. For the years ended October 31, 2024 and 2023, we had unrealized foreign currency translation gain of approximately $767,000 and unrealized foreign currency translation loss of approximately $61,000, respectively, because of changes in the exchange rate.

Concentrations of Credit Risk

A portion of the Company’s cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $70,000) per bank. Any balance over RMB 500,000 per bank in PRC is not be covered. At October 31, 2024, cash and restricted cash balances held in the PRC were approximately RMB 6,466,000 (approximately $908,000), of which, approximately RMB 5,414,000 (approximately $761,000) was not covered by such limited insurance. The Company has not experienced any losses in such bank accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Peak is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of Hong Kong Dollar (“HKD”) 500,000 (approximately $64,000) if the bank with which an individual/a company holds its eligible deposit fails. At October 31, 2024, cash balance of approximately HKD 682,000 (approximately $88,000) was maintained at financial institutions in Hong Kong, of which, approximately HKD 111,000 (approximately $14,000) was not insured by the Hong Kong Deposit Protection Board.

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

Research and Development, Patents and Licenses, etc.

The Company operates in the insurance brokerage industry, which does not involve research and development (R&D) activities as part of its business model. Therefore, the Company has not adopted or implemented any research and development policies during the last three years.

The Company also does not engage in activities related to the creation of patents or proprietary technologies, nor does it license intellectual property, as such activities are not customary or required within the scope of its operations. However, please refer to “Item 4. Information on the Company-B. Business-Intellectual Property” for information regarding the Company’s trademarks, trade secrets, copyrights, and domain names.

This disclosure reflects the Company’s operational focus on providing brokerage services and related support activities within the insurance sector.

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2024 fiscal year that are reasonably likely to have a material effect on our revenues, loss from operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

Critical Accounting Estimates

We prepare financial statements in conformity with U.S. GAAP, which requires our management to make assumptions, estimates, and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Out of our significant accounting policies, which are described in “Note 3 – Summary of Significant Accounting Policies” of our Consolidated Financial Statements for the fiscal years ended October 31, 2024, 2023 and 2022 included elsewhere in this Annual Report, certain accounting policies are deemed “critical”, as they require management’s highest degree of judgments, estimates and assumptions, including (i) revenue recognition (ii) accounts receivable (iii) note receivable (iv) intangible assets and assumptions used in assessing impairment of intangible assets (v) income taxes (vi) leases and (vii) related party transactions. While management believes its judgments, estimates and assumptions are reasonable, they are based on information presently available and actual results may differ significantly from those estimates under different assumptions and conditions. We believe that the following critical accounting estimates involve the most significant judgements used in the preparation of our financial statements.

Useful Life of Intangible Assets

Intangible assets consist of regulatory licenses and are being amortized on a straight-line method over the estimated useful life of 10 years.

Assumptions Used in Assessing Impairment of Long-term Assets

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

Fair Value of the Consideration Given and Assets Acquired and Liabilities Assumed in the Asset Acquisition of Peak

In order to expand the Company’s business into Hong Kong, on February 12, 2024, TRX HK and the sole shareholder of Peak Consulting Services Limited (the “Peak Shareholder”), a private limited company formed in Hong Kong (“Peak”), entered into a sale and purchase agreement (the “Peak Agreement”), pursuant to which TRX HK, on February 29, 2024, acquired 600,000 ordinary shares of Peak representing 100% of the issued and outstanding ordinary shares of Peak in consideration of 694,445 Class A ordinary shares of the Company. The shares of the Class A ordinary shares issued to the Peak Shareholder have been valued at $2.70 per share, the fair market value on transaction date.

On February 29, 2024, the Company completed its acquisition of Peak in accordance with the terms of the Peak Agreement. To determine the accounting for this transaction under ASU 2017-01, an assessment was made as to whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If that screen is met, the set is not a business. In connection with the acquisition, substantially all of the fair value is concentrated in regulatory licenses. As such, the acquisition has been treated as an acquisition of Peak assets and an assumption of Peak liabilities.

The costs of acquisition are allocated to the acquired assets and assumed liabilities based on their estimated fair values at the date of acquisition, and any excess is allocated to intangible assets (regulatory licenses). The costs of acquisition exceeded the fair value of net assets acquired by approximately $1.8 million. The Company allocated the $1.8 million excess to intangible assets (regulatory licenses).

The following summarizes total consideration transferred to the Peak Shareholder under the acquisition as well as the fair value of the assets acquired and liabilities assumed under the acquisition:

February 29, 2024
Assets acquired:
Cash	$77,893
Intangible assets	1,797,109
Total assets	1,875,002
Liabilities assumed:
Accrued liabilities	—
Total liabilities	—
Purchase price	$1,875,002

The fair values of the current asset acquired and the current liabilities assumed were estimated to be equal to the carrying value on the books of the acquired entity. The acquisition cost of all other assets and liabilities acquired were allocated to those individual assets acquired and liabilities assumed, based on their estimated relative fair values.

Valuation of Deferred Tax Assets and Associated Valuation Allowances

Deferred tax is calculated using the balance sheet assets and liabilities method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized.

Valuation allowance is provided against deferred tax assets when we determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates we are using to manage the underlying businesses.

We believe that the estimates utilized in preparing our consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Valuation of Stock-based Compensation

The Company follows the provisions of Financial Accounting Standards Board ASC 718. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Sheng Xu	43	Director, Chairman and Chief Executive Officer

Yue Wang	28	Chief Financial Officer

Qin’er Zhou	32	Director

Ning Xue	38	Independent Director

Yu He	39	Independent Director

Jingyu Li	48	Independent Director

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

Ms. Yue Wang has served as the CFO of TRX since August 2024. Ms. Wang graduated from Shandong University of Finance and Economics in June 2018 with a Bachelor’s degree in Purchasing and Supply Management, and obtained a CPA certificate in China in 2023. Since July 2023, she has served as a senior financial manager at the Beijing Branch of TRX ZJ, where she is responsible for investments, audits and other related work. From May 2020 to July 2023, she served as a finance manager at Beijing Yiyuanku Technology Co., LTD. From June 2018 to May 2020, she served as the overseas manager of the Qingdao Branch of Peihua Express International Logistics (China) Co., LTD.

Ms. Qin’er Zhou has been a director of the Company since January 2025. She has served as an institutional derivatives sales director at Valuable Capital Limited, which provides wealth management services for high net worth individuals since May 2023. She served as a portfolio & private wealth manager at China Asset Management Co., Ltd. from January 2021 to April 2023, and served as an assistant to the Chairman at Shenzhen Heyi Urban Renewal Management & Consulting Co., Ltd. from June 2019 to June 2020. She graduated from Wuhan Polytechnic University in 2015 with a Bachelor’s degree in Civil Engineering, and earned a Master’s degree in Architectural and Civil Engineering from Shanton University in 2018.

Mr. Ning Xue has been a director of the Company since January 2025. He founded Beijing Taijibao Technology Co., Ltd. in August 2016 and has served as its CEO since. Beijing Taijibao Technology Co., Ltd. is a service provider that provides SAAS platform. He founded an e-commerce company, Shitong United Trading Co., Ltd., in November 2014, and ran the company until April 2016. From August 2011 to May 2015, he served as the CEO of Beijing Ronzhiyun Culture Co., Ltd., which is a company that manages and promotes brand awareness for clients. He graduated from Beijing Technology and Business University in July 2011, majoring in Business Management.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation of Directors and Executive Officers

The following table sets forth certain information with respect to compensation for the year ended October 31, 2024, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded $100,000 (the “named executive officers”).

Summary Compensation Table

						Non-Equity
				Stock	Option	Incentive	Deferred
		Salary	Bonus	Awards	Awards	Plan	Compensation		Total
Name and Principal Position	Year	($)	($)	($)	($)	Compensation	Earnings	Other	($)
Zhe Wang[1]	2024	64,799	—	—	—	—	—	—	64,799
former CEO, Chairman, and director of the Company

Sheng Xu	2024	87,050	—	—	—	—	—	—	87,050
CEO, Chairman, and director of the Company

Mingxiu Luan	2024	69,167	—	—	—	—	—	—	69,167
Fomer CFO of the Company and TRX ZJ

Yue Wang	2024	20,071	—	—	—	—	—	917	20,988
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

Our current employment agreement with Sheng Xu, our CEO, is for a term of one year beginning on April 25, 2024, with an annual salary of $150,000. Upon expiration of the current term, the agreement shall be automatically extended for one year.

Our employment agreement with Yue Wang, our CFO, is for a term of three years beginning on August 2, 2024, with an annual salary of $20,071. Upon expiration of the current term, the agreement shall be automatically extended for one year.

Compensation of Directors

For fiscal year 2024, we compensated our independent directors an aggregated $13,334 in cash and $1250 in stock awards for their services, and we did not compensate our executive director, Sheng Xu for her services.

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

As of the date of this annual report, we granted 1,000,000 Class A Ordinary Shares to qualified persons under the 2023 Plan.

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

Audit Committee. Our audit committee consists of Ning Xue, Yu He and Jingyu Li. Jingyu Li is the chairman of our audit committee. We have determined that Ning Xue, Yu He, and Jingyu Li satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Jingyu Li qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Ning Xue, Yu He, and Jingyu Li. Yu He is the chairman of our compensation committee. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee. Our nominating and corporate governance committee consists of Ning Xue, Yu He, and Jingyu Li. Ning Xue is the chairperson of our nominating and corporate governance committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 8, 8, and 22 employees as of October 31, 2024, 2023, and 2022, respectively. The reduction in the number of employees in fiscal year 2023 was due to the negative impact of the COVID-19 pandemic that disrupted the normal operations of the Company. The following table sets forth the number of our employees by function as of December 31, 2024:

	Number of
	Employees	% of Total
Management and administrative staff	3	37.5
Financial and accounting staff	2	25
Sales and marketing staff	3	37.5
Total	8	100.0

As of December 31, 2024, in addition to 3 sales agents as our permanent employees, we had contractual relationships with 151 sales agents. These contractual sales agents are not our employees and are only compensated via commissions on sales. For the sale of each property and casualty insurance policy or life insurance policy with a single premium payment schedule, we pay the sales agent who has generated the sale a single commission based on a percentage of the commission and fee we receive from the insurance company for the sale of that policy. For the sale of each life insurance policy with a periodic premium payment schedule, we pay the sales agent who has generated the sale periodic commissions based on a percentage of the commissions we receive from the insurance company for the sale and renewal of that policy, up to the first five years of the premium payment period, and retain all commissions we continue to receive from insurance companies for the rest of the premium payment period.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of January 30, 2025 by:

●each of our directors and executive officers; and
●each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares.

The calculations in the table below are based on an aggregate of 9,121,921 Class A Ordinary Shares and 1,050,000 Class B Ordinary Shares issued and outstanding as of January 30, 2025.

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

					Percent of
					Total
					Voting
	Ordinary Shares Beneficially Owned				Power
	Class A		Class B
	Number*	%	Number*	%	Number %
Directors And Executive Officers:
Sheng Xu (1)	316,620	3.47%	—	—%	0.05%
Yue Wang	—	—%	—	—%	—%
Qin’er Zhou	—	—%	—	—%	—%
Ning Xue	—	—%	—	—%	—%
Yu He	—	—%	—	—%	—%
Jingyu Li	—	—%	—	—%	—%
All Directors and Executive Officers as a group (6 persons)	316,620	3.47%	—	—%	0.05%

Principal Shareholders:
Yuefu Company Limited (2)	694,445	7.61%	—	—%	0.11%
Unitrust Holdings Limited (3)	570,100	6.25%	1,050,000	100%	98.66%

*The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. The number and percentage of Class A Ordinary Shares exclude Class A Ordinary Shares convertible from Class B Ordinary Shares as the beneficial ownership of Class B Ordinary Shares is presented separately.

The business address of our directors, executive officers, and principal shareholders is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(1)	Represents 316,620 Class A Ordinary Shares held by Xu Sheng Investors Co. Ltd., a British Virgin Islands company, wholly owned by Ms. Sheng Xu.
(2)	The beneficial shareholder is Hua Pang, who is the sole shareholder and director of Yuefu Company Limited. The principal business address of Yuefu Company Limited is 1/F, 45 Wo Tai Street, Fanling, New Territories, Hong Kong, and the principal business address of Pang is 2 Qingyuan Street, Suning County, Cangzhou City, Hebei Province, China.
(3)	The beneficial shareholder is Mufang Gao, who is the director and controlling shareholder of Unitrust Holdings Limited. The principal business address of Unitrust Holdings Limited is Room 918, Jingding Building, Xicheng District, Beijing, People’s Republic of China.

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

B. Related Party Transactions

Contractual Arrangements between WFOE and TRX ZJ

See “Item 4. INFORMATION ON THE COMPANY-C. Organizational Structure.”

Material Transactions with Related Parties

Office Space from Related Parties

In the year ended October 31, 2022, the Company leased office space from WDZG Consulting, which owns 100% of TRX ZJ. For the year ended October 31, 2022, rent expense related to office leased from WDZG Consulting amounted approximately $4,000, which have been included in general and administrative - other on the accompanying consolidated statements of operations and comprehensive loss.

Borrowings from Related Parties and Interest Expense

In fiscal year 2024, the Company borrowed $95,520 from related parties for working capital needs and repaid $21,727 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

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

Note Receivable – Related Party

On September 19, 2024, the Company entered into a promissory note receivable with Xian Xu, TRX ZJ’s manager. In connection with the note receivable, the Company disbursed $2,251,945 to Xian Xu and received repayments of $892,036 in the year ended October 31, 2024. The promissory note bears interest at the rate of 3.0% per annum. At October 31, 2024, the note receivable amounted to $1,370,741. During the year ended October 31, 2024, in connection with this note receivable, the Company recorded interest income of $2,483. As of October 31, 2024, the related interest receivable of this promissory note was $2,503 and has been included in other current assets on the accompanying consolidated balance sheet. Xian Xu repaid this note receivable plus all interest due subsequently.

Due from Related Party

At October 31, 2024 and 2023, due from related party consisted of the following:

	October 31,	October 31,
Name of related party	2024	2023
Sheng Xu (*)	$10,097	$—
	$10,097	$—

(*)Sheng Xu is the Company’s chief executive officer and she is the spouse of Zhe Wang.

The balance of due from such related party was short-term in nature, unsecured, repayable on demand, and bears no interest. Management believes that the related party receivable is fully collectable. Therefore, no reserve for credit loss is deemed to be required on its due from related party at October 31, 2024. The Company historically has not experienced an uncollectible receivable from the related party.

Due to Related Parties

At October 31, 2024 and 2023, due to related parties consisted of the following:

	October 31,	October 31,
Name of Related Party	2024	2023
Baohai Xu (1)	$503,713	$426,885
Zhe Wang (2)	121,195	120,985
Sheng Xu	—	4,862
Mufang Gao (3)	768,506	310,771
Feng’e Feng (4)	186,571	186,571
Mingxiu Luan (5)	123,436	123,436
	$1,703,421	$1,173,510
(1)	Baohai Xu is the Company’s manger.
(2)	Zhe Wang is the Company’s former chief executive officer and he is the spouse of Sheng Xu.
(3)	Mufang Gao is Zhe Wang’s mother.
(4)	Feng’e Feng is Sheng Xu’s mother.
(5)	Mingxiu Luan is the Company’s former chief financial officer.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Ordinary Shares

General

Our authorized share capital is $1,000,000 divided into 40,000,000 shares, comprising (i) 36,000,000 Class A Ordinary Shares, par value of $0.025 per share, and (ii) 4,000,000 Class B Ordinary Shares, par value of $0.025 per share.

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

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, at a general meeting of the Company, each holder of Class A Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) has one vote for each Class A Ordinary Share which such shareholder holds and each holder of Class B Ordinary Shares who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) has 600 votes for each Class B Ordinary Share which such shareholder holds. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

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

On November 1, 2024, we entered into 20 subscription agreements (the “Subscription Agreements”) with 20 purchasers (each, a “Purchaser”, and collectively, the “Purchasers”), pursuant to Regulation S promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. The entry into the Subscription Agreements and the transactions contemplated were approved by our board of directors. The closing of the transactions contemplated thereby took place on November 18, 2024.

On November 1, 2024, we entered into an amendment to the subscription agreement (the “Amendment”) with Xu Sheng Investors Co., Ltd. Pursuant to the Amendment, we agreed to sell Class A Ordinary Shares with a par value of $0.025 per share for a total purchase price of $460,100. Additionally, Xu Sheng Investors Co., Ltd. has the right to purchase up to 248,200 additional Class A Ordinary Shares at a price of $1.852 per share, for a total purchase price of up to $460,100. This right is exercisable only if the market price of our Class A Ordinary Shares at the time of exercise is not lower than the initial purchase price. The right to purchase additional shares will terminate on the third anniversary of the subscription agreement’s execution date.

On January 6, 2025, we entered into five debt conversion agreements (the “Debt Conversion Agreements”) with five creditors (each, a “Creditor”, and collectively, the “Creditors”) to convert debts owed by the Company to the Creditors into the Company’s Class A ordinary shares, par value 0.025 per share (the “Ordinary Share”), at a conversion price of $1.63 per share, which is the average closing price of the Ordinary Shares on Nasdaq for the 15 trading days leading up to and including December 31, 2024. Pursuant to the Debt Conversion Agreements, the Company agreed to issue an aggregate of 1,355,568 Ordinary Shares (the “Shares”) to the Creditors to fully settle debts in the amount of $2,209,575 (the “Debts”) no later than January 26, 2025, and the Creditors agreed that, upon the issuance of the Shares, the Company’s obligations with respect to the Debts will be fully and completely satisfied. The Shares will be issued under Regulation S promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended. The Company’s board of directors duly approved the entry into the Debt Conversion Agreements and the transactions outlined therein.

On January 7, 2025, we entered into a subscription agreement (the “Subscription Agreement”) with Unitrust Holding Limited (“Unitrust”). Pursuant to the Subscription Agreement, we agreed to sell to Unitrust, and Unitrust agreed to purchase from us, 1,000,000 Class B ordinary shares (the “Shares”), at a purchase price of $2.31 per share, for an aggregate purchase price of $2,310,000. Our board of directors (the “Board”) and the audit committee of the Board have approved the entry into the Subscription Agreement and the transaction contemplated thereby. After the closing of the transaction, Unitrust will hold approximately 73% of the Company’s total voting power.

Employment Agreements with Ms. Sheng Xu and Ms. Yue Wang

We entered into employment agreements (the “Employment Agreements”) with our executive officers, Ms. Sheng Xu on April 25, 2024 and Ms. Yue Wang on August 2, 2024.

Pursuant to the Employment Agreements entered between the Company and Ms. Sheng Xu and Ms. Yue Wang (each an “Executive” and together the “Executives”), the Employment Agreements have an initial term of three years, with automatic one-year renewals unless either party provides one-month written notice before the end of the term. The Executives’ compensation includes cash compensation, eligibility for equity incentives under the Company’s share incentive plan, and participation in standard employee benefit plans. The cash compensation of Ms. Sheng Xu and Ms. Yue Wang is $150,000 and $80,0001 per year, respectively. The Employment Agreements outline the Executives’ duties, requiring their full commitment to the role and compliance with Company policies. They also include non-competition and confidentiality clauses, which survive the termination of the agreement. The Employment Agreements are governed by the laws of the People’s Republic of China and provides for arbitration in Beijing in the event of disputes.

Independent Director Agreement with Mr. Yu He, Ms. Jingyu Li, and Mr. Ning Xue

We entered into independent director agreements (the “Independent Director Agreements ”) with our independent directors, Mr. Yu He, Ms. Jingyu Li, and Mr. Ning Xue on April 25, 2024, May 30, 2024, and January 20, 2025, repectively.

1 Ms. Yue Wang signed a termination agreement with Zhejiang Tianruixiang Insurance Brokerage Co., Ltd. Beijing Branch on August 1, 2024, and received a total salary of $8363 from August 2, 2024 to December 31, 2024. From January 1, 2025 to August 1, 2027, the annual salary is $80000.

Pursuant to the Independent Director Agreements entered between the Company and Mr. Yu He, Ms. Jingyu Li, and Mr. Ning Xue (each an “Independent Director” and together the “Independent Directors”), the Independent Director Agreements have an initial term of one year, subject to renewal or earlier termination. Under the Independent Director Agreements, the Independent Directors will provide services in compliance with applicable laws and the Company’s amended and restated memorandum and articles of association. The Independent Directors are entitled to compensation and expense reimbursement. The annual compensation for Mr. Yu He, Ms. Jingyu Li, and Mr. Ning Xue is $20,000, $20,000, and $0, respectively. The Independent Director Agreements also provide indemnification for the Independent Director, covering reasonable expenses incurred in connection with claims arising from the Independent Directors’ corporate status, except in cases of misconduct, fraud, or knowing violations of the law. The Independent Director Agreements are governed by the laws of the British Virgin Islands and specify that the Independent Directors serve in the capacity of an independent contractor rather than an employee.

Non-independent Director Agreement with Ms. Sheng Xu and Ms. Qin’er Zhou

We entered into director agreements (the “Director Agreements ”) with our directors, Ms. Sheng Xu and Ms. Qin’er Zhou on April 25, 2024 and January 20, 2025, respectively.

Pursuant to the Director Agreements entered between the Company and Ms. Sheng Xu and Ms. Qin’er Zhou (each a “Director” and together the “Directors”), the Director Agreements have an initial term of one year, subject to renewal or earlier termination. Under the Director Agreements, the Directors will provide services in compliance with applicable laws and the Company’s amended and restated memorandum and articles of association. The Directors are entitled to compensation and expense reimbursement. The annual compensation for Ms. Sheng Xu and Ms. Qin’er Zhou is $0 and $0, respectively. The Director Agreements also provide indemnification for the Director, covering reasonable expenses incurred in connection with claims arising from the Directors’ corporate status, except in cases of misconduct, fraud, or knowing violations of the law. The Director Agreements are governed by the laws of the British Virgin Islands and specify that the Directors serve in the capacity of an independent contractor rather than an employee.

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

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Yuan Tai, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because they do not meet some of the conditions out lined in SAT Notice. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed to be a PRC “resident enterprise” by the PRC tax authorities as of the date of the annual report. Therefore we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

None of our short-term and long-term debts contain interest rate provisions that may be subject to fluctuations in market interest rates. As such, we do not have significant interest rate risk or have entered into any financial instruments to mitigate such risk.

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

In June 2021, we received net proceeds of approximately $22.2 million through follow-on public offerings in connection with two registration statements on Form F-1, as amended (File Nos. 333-256574 and 333-256734). The offerings were priced at $7.50 per unit, with each unit consisting of one Class A Ordinary Share and one warrant to purchase one share of the Company’s Class A Ordinary Share. The total expenses incurred for our Company’s account in connection with these offerings was approximately $2.4 million, which included $1.6 million in placement agent fees and approximately $0.8 million in other costs and expenses for these offerings. Univest Securities, LLC was the placement agent for these offerings. None of the transaction expenses in connection with these offerings included payments to directors or officers of our Company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the follow-on public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. As of the date of this annual report, we have yet to spend the proceeds as disclosed in the respective registration statements.

ITEM 15. CONTROLS AND PROCEDURES

A. Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management has concluded that, as of October 31, 2024, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

B. Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

During the preparation of our consolidated financial statements for the fiscal year ended October 31, 2024, we identified the same control deficiencies as in the prior year, including material weaknesses and significant deficiencies in our internal control over financial reporting. Many of these deficiencies were noted by our independent registered public accounting firm during their audit. However, as stated in their report, their audit considered internal controls as a basis for determining appropriate audit procedures but did not include an opinion on the effectiveness of our internal controls.

The material weaknesses identified include: (1) a lack of qualified accounting personnel with expertise in U.S. GAAP and SEC reporting requirements, (2) the absence of a comprehensive accounting policies and procedures manual covering U.S. GAAP and SEC reporting requirements, and (3) deficiencies in formal disclosure controls and procedures. The significant deficiencies identified include: (1) weak internal controls over financial closing and reporting processes and (2) the absence of a formal risk assessment process.

Since identifying these control deficiencies in connection with our fiscal year 2023 financial statements, we have taken several remedial measures. Specifically, we have (1) developed a comprehensive accounting policies and procedures manual aligned with U.S. GAAP and SEC reporting requirements and ensured compliance by accounting personnel, (2) implemented formal internal controls over financial closing and reporting processes, (3) established a risk assessment process in accordance with the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission, (4) enhanced our governance framework by clearly defining the roles and responsibilities of the board of directors and senior management to ensure effective checks and balances, (5) standardized internal control procedures, including approval workflows, authorization mechanisms, and oversight protocols, to align operational and compliance activities with established standards, and (6) strengthened enforcement mechanisms to ensure compliance with internal policies, address instances of non-compliance through corrective actions, and enhance monitoring systems to support the effective implementation of remedial measures.

Despite these improvements, management has concluded that our internal control over financial reporting remained not effective as of October 31, 2024. Moreover, we cannot guarantee the complete elimination of control deficiencies in the future. Internal controls cannot prevent or detect all errors and fraud. A control system, regardless of its design and effectiveness, can provide only reasonable, not absolute, assurance of achieving its objectives. Given the inherent limitations of any control system, misstatements due to error or fraud may still occur. Additionally, as we continue documenting and testing our internal controls to meet Section 404 requirements, we may identify further weaknesses or deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have identified several control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

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

C. Changes in Internal Control

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Based on the evaluation we conducted, management has concluded that only those changes implemented by management in connection with our implementation of the corrective actions discussed above in Item 15B to remediate control deficiencies in prior period occurred during the period covered by this annual report on Form 20-F.

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

	Years Ended October 31,
Services	2024	2023
Audit Fees(1)	$365,000	$365,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Other fees(4)	10,000	10,000

Total	$375,000	$375,000

Note:

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.
(3)	“Tax fees” means the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.
(4)	“Other fees” means the aggregate fees incurred in each of the fiscal years listed for the professional tax services rendered by our principal accounting firm other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of TIAN RUIXIANG Holdings Ltd are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association, as currently in effect

2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to our registration statement on Form F-1 (File No. 333-235727), as amended)

2.2	Form of Underwriter’s Warrant (January 2021 Offering) (incorporated herein by reference to Exhibit 4.3 to our registration statement on Form F-1 (File No. 333-235727), as amended)

2.3	Form of Underwriter’s Warrant (June 2021 Offering) (incorporated herein by reference to Exhibit 4.2 to our registration statement on Form F-1 (File No. 333-256574), as amended)

2.4*	Description of Securities

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

4.14

Sale and Purchase Agreement, dated February 12, 2024 (incorporated herein by reference to Exhibit 99.1 to the Form 6-K (File No. 001-39925) filed with the Securities and Exchange Commission on February 14, 2024)

4.15

2023 Performance Incentive Plan of the Registrant (incorporated herein by reference to Exhit 4.15 to the Form 20-F (File No. 001-39925) filed with the Securities and Exchange Commission on July 17, 2024).

4.16

Subscription Agreements, dated November 1, 2024 (incorporated herein by reference to Exhibit 10.1 – Exhibit 10.20 to the Form 6-K (File No. 001-39925) filed with the Securities and Exchange Comission on November 12, 2024.

4.17

Amendment to Subscription Agreement, dated December 23, 2024 (incorporated herein by reference to Exhibit 10.22 to the Form F-1 (File No. 333-284110) filed with the Securities and Exchange Comission on January 2, 2025.

4.18

Debt Conversion Agreements, dated January 6, 2025 (incorporated herein by reference to Exhibit 10.1 – Exhibit 10.5 to the Form 6-K (File No. 001-39925) filed with the Securities and Exchange Comission on January 8, 2025.

4.19

Subscription Agreement, dated January 7, 2025 (incorporated herein by reference to Exhibit 10.1 to the Form 6-K (File No. 001-39925) filed with the Securities and Exchange Comission on January 10, 2025.

8.1*	Principal subsidiaries and consolidated affiliated entities of the Registrant

12.1*	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Shanghai Yuan Tai Law Offices

15.2*	Consent of RBSM LLP

97.1	Insider Trading Policy (incorporated herein by reference to Exhit 97.1 to the Form 20-F (File No. 001-39925) filed with the Securities and Exchange Commission on July 17, 2024).

Exhibit Number	Description

97.2	Compensation Recovery Policy (incorporated herein by reference to Exhit 97.2 to the Form 20-F (File No. 001-39925) filed with the Securities and Exchange Commission on July 17, 2024).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104.*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*Filed herewith.

**Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TIAN RUIXIANG Holdings Ltd

By:	/s/ Sheng Xu
Name:	Sheng Xu
Title:	Chairman, Chief Executive Officer, and Director
Date	January 31, 2025

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2024, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

TIAN RUIXIANG Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TIAN RUIXIANG Holdings Ltd and Subsidiaries (the “Company”) as of October 31, 2024 and 2023, the related consolidated statements of operations and comprehensive (loss) income, changes in equity, and cash flows for each of the three years in the period ended October 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

January 31, 2025

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of October 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash	$297,288	$2,383
Restricted cash	698,949	692,692
Short-term investments	28,090,382	26,797,081
Accounts receivable	1,411,786	18,960
Note receivable	7,800,000	—
Note receivable - related party	1,370,741	—
Interest receivable	156,000	—
Due from related party	10,097	—
Other current assets	86,150	107,508

Total Current Assets	39,921,393	27,618,624

NON-CURRENT ASSETS:
Right-of-use assets, operating leases, net	52,853	54,870
Note receivable	—	7,800,000
Property and equipment, net	4,948	6,280

Total Non-current Assets	57,801	7,861,150

Total Assets	$39,979,194	$35,479,774

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Operating lease liabilities	$24,820	$57,402
Taxes payable	732,849	623,825
Salary payable	910,675	726,330
Accrued liabilities and other payables	1,563,520	481,801
Loan payable	983,421	—
Due to related parties	1,703,421	1,173,510

Total Current Liabilities	5,918,706	3,062,868

NON-CURRENT LIABILITIES:
Operating lease liabilities - noncurrent portion	29,867	—
Loan payable	140,491	—

Total Non-current Liabilities	170,358	—

Total Liabilities	6,089,064	3,062,868

EQUITY:
TIAN RUIXIANG Holdings Ltd Shareholders’ Equity:
Ordinary shares: $0.025 par value; 40,000,000 shares authorized;
Class A ordinary shares: $0.025 par value; 36,000,000 shares authorized; 2,334,353 and 674,949 shares issued and outstanding at October 31, 2024 and 2023, respectively	58,359	16,874
Class B ordinary shares: $0.025 par value; 4,000,000 shares authorized; 50,000 shares issued and outstanding at October 31, 2024 and 2023	1,250	1,250
Additional paid-in capital	48,760,856	44,108,774
Accumulated deficit	(12,332,150)	(8,303,691)
Statutory reserve	316,684	275,150
Accumulated other comprehensive loss	(2,915,271)	(3,681,845)
Total TIAN RUIXIANG Holdings Ltd shareholders’ equity	33,889,728	32,416,512
Non-controlling interest	402	394

Total Equity	33,890,130	32,416,906

Total Liabilities and Equity	$39,979,194	$35,479,774

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2024	2023	2022

REVENUES
Commissions	$3,219,336	$1,244,247	$1,324,655
Risk management services	—	—	27,254

Total Revenues	3,219,336	1,244,247	1,351,909

OPERATING EXPENSES
Selling and marketing	3,372,829	2,438,248	1,764,909
General and administrative - professional fees	934,732	1,220,367	1,185,930
General and administrative - compensation and related benefits	1,701,489	460,791	2,691,751
General and administrative - other	178,232	141,167	654,587
Impairment loss	1,677,301	—	123,646

Total Operating Expenses	7,864,583	4,260,573	6,420,823

LOSS FROM OPERATIONS	(4,645,247)	(3,016,326)	(5,068,914)

OTHER INCOME (EXPENSE)
Interest income	700,884	731,961	434,406
Other expense	(442)	(8,278)	(26,042)

Total Other Income, net	700,442	723,683	408,364

LOSS BEFORE INCOME TAXES	(3,944,805)	(2,292,643)	(4,660,550)

INCOME TAXES	42,123	161,339	23,639

NET LOSS	$(3,986,928)	$(2,453,982)	$(4,684,189)

LESS: NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(3)	(5)	(32)

NET LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(3,986,925)	$(2,453,977)	$(4,684,157)

NET LOSS PER ORDINARY SHARE ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS:
Basic and diluted	$(2.42)	$(3.87)	$(9.03)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	1,646,378	633,336	518,655

COMPREHENSIVE LOSS:
NET LOSS	$(3,986,928)	$(2,453,982)	$(4,684,189)
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized foreign currency translation gain (loss)	766,585	(61,134)	(3,717,478)
COMPREHENSIVE LOSS	(3,220,343)	(2,515,116)	(8,401,667)
LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTEREST	8	(6)	(89)
COMPREHENSIVE LOSS ATTRIBUTABLE TO TIAN RUIXIANG HOLDINGS LTD ORDINARY SHAREHOLDERS	$(3,220,351)	$(2,515,110)	$(8,401,578)

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended October 31, 2024, 2023 and 2022

(IN U.S. DOLLARS)

	TIAN RUIXIANG HOLDINGS LTD SHAREHOLDERS’ EQUITY
	Ordinary Shares					Treasury Stock				Accumulated
	Class A		Class B		Additional	Number				Other
	Number of		Number of		Paid-in	of		Accumulated	Statutory	Comprehensive	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Reserve	Income (Loss)	Interest	Equity

Balance, October 31, 2021	404,000	$10,100	50,000	$1,250	$39,776,761	—	$—	$(1,090,060)	$199,653	$96,709	$489	$38,994,902

Issuance of ordinary share for services	101,440	2,536	—	—	2,886,251	—	—	—	—	—	—	2,888,787

Treasury stock purchase	—	—	—	—	—	(2,000)	—	—	—	—	—	—

Appropriation to statutory reserve	—	—	—	—	—	—	—	(26,600)	26,600	—	—	—

Net loss for the year	—	—	—	—	—	—	—	(4,684,157)	—	—	(32)	(4,684,189)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(3,717,421)	(57)	(3,717,478)

Balance, October 31, 2022	505,440	12,636	50,000	1,250	42,663,012	(2,000)	—	(5,800,817)	226,253	(3,620,712)	400	33,482,022

Cancellation of treasury stock	—	—	—	—	—	2,000	—	—	—	—	—	—

Issuance of ordinary share for services	168,000	4,200	—	—	1,445,800	—	—	—	—	—	—	1,450,000

Shares issued for adjustment for 1:5 reverse split	1,509	38	—	—	(38)	—	—	—	—	—	—	—

Appropriation to statutory reserve	—	—	—	—	—	—	—	(48,897)	48,897	—	—	—

Net loss for the year	—	—	—	—	—	—	—	(2,453,977)	—	—	(5)	(2,453,982)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	(61,133)	(1)	(61,134)

Balance, October 31, 2023	674,949	16,874	50,000	1,250	44,108,774	—	—	(8,303,691)	275,150	(3,681,845)	394	32,416,906

Issuance of ordinary share for services	898,000	22,450	—	—	2,796,115	—	—	—	—	—	—	2,818,565

Issuance of ordinary share for acquisition	694,445	17,361	—	—	1,857,641	—	—	—	—	—	—	1,875,002

Shares issued for adjustment for 1:5 reverse split	66,959	1,674	—	—	(1,674)	—	—	—	—	—	—	—

Appropriation to statutory reserve	—	—	—	—	—	—	—	(41,534)	41,534	—	—	—

Net loss for the year	—	—	—	—	—	—	—	(3,986,925)	—	—	(3)	(3,986,928)

Foreign currency translation adjustment	—	—	—	—	—	—	—	—	—	766,574	11	766,585

Balance, October 31, 2024	2,334,353	$58,359	50,000	$1,250	$48,760,856	—	$—	$(12,332,150)	$316,684	$(2,915,271)	$402	$33,890,130

The accompanying notes are an integral part of these consolidated financial statements.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended October 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,986,928)	$(2,453,982)	$(4,684,189)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense and amortization of intangible assets	121,304	1,631	22,853
Amortization of right-of-use assets	47,397	78,126	185,421
Impairment loss	1,677,301	—	123,646
Stock-based compensation and service expense	2,818,565	1,450,000	2,888,787
Credit loss provision	—	7,338	—
Loss on disposal of property and equipment	—	848	—
Changes in operating assets and liabilities:
Accounts receivable	(1,381,292)	25,983	254,109
Security deposit	18,068	6,726	37,853
Interest receivable	(156,000)	262,192	(149,178)
Due from related party	(15,123)	1,417	(1,511)
Other assets	5,809	91,348	495,668
Taxes payable	91,291	163,500	36,553
Salary payable	182,711	347,567	349,436
Accrued liabilities and other payables	1,528,259	99,649	304,576
Due to related parties	(5,494)	992,277	126,228
Operating lease liabilities	(47,974)	(80,316)	(189,012)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	897,894	994,304	(198,760)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired on acquisition	77,893	—	—
Purchase of property and equipment	—	—	(2,346)
Increase in note receivable - related party	(2,251,945)	—	—
Proceeds from repayment of note receivable - related party	892,036	—	—
Investment in note receivable	—	(7,800,000)	—
Proceeds from repayment of note receivable	—	7,500,000	—
Purchase of short-term investments	(28,138,269)	(27,779,231)	(29,011,783)
Proceeds from sale of short-term investments	27,599,200	27,086,514	116,663

NET CASH USED IN INVESTING ACTIVITIES	(1,821,085)	(992,717)	(28,897,466)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loan payable	1,115,030	—	—
Proceeds from related parties’ borrowings	95,520	9,535	225,171
Repayments of related parties’ borrowings	(21,727)	(9,818)	(225,171)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,188,823	(283)	—

EFFECT OF EXCHANGE RATE ON CASH AND RESTRICTED CASH	35,530	(1,471)	(1,052,173)

NET INCREASE (DECREASE) IN CASH AND RESTRICTED CASH	301,162	(167)	(30,148,399)

CASH AND RESTRICTED CASH - beginning of year	695,075	695,242	30,843,641

CASH AND RESTRICTED CASH - end of year	$996,237	$695,075	$695,242

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$70	$—	$22
Income taxes	$319	$807	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reissuance of treasury stock	$—	$25,000	$—
Payments made by related parties on the Company’s behalf	$481,600	$1,068,700	$—
Intangible assets acquired by issuance of ordinary share	$1,797,109	$—	$—

RECONCILIATION OF CASH AND RESTRICTED CASH
Cash at beginning of year	$2,383	$2,508	$30,024,372
Restricted cash at beginning of year	692,692	692,734	819,269
Total cash and restricted cash at beginning of year	$695,075	$695,242	$30,843,641

Cash at end of year	$297,288	$2,383	$2,508
Restricted cash at end of year	698,949	692,692	692,734
Total cash and restricted cash at end of year	$996,237	$695,075	$695,242

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

On February 12, 2024, TRX HK and the sole shareholder of Peak Consulting Services Limited (the “Peak Shareholder”), a private limited company formed in Hong Kong (“Peak”), entered into a sale and purchase agreement (the “Peak Agreement”), pursuant to which TRX HK, on February 29, 2024, acquired 600,000 ordinary shares of Peak representing 100% of the issued and outstanding ordinary shares of Peak in consideration of 694,445 shares of ordinary stock of the Company. Peak is a licensed insurance brokerage in Hong Kong. On February 29, 2024, the Company completed its acquisition of Peak in accordance with the terms of the Peak Agreement.

On March 19, 2024, TRX formed a wholly owned subsidiary, TIAN RUIXIANG CO., LTD. (“TRX USA”), a New York company. There was no activity for the subsidiary since its incorporation through October 31, 2024.

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

Share Disposal and Exclusive Option to Purchase Agreement (continued)

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS (continued)

VIE Agreements with TRX ZJ (continued)

Contracts that enable the Company to receive substantially all of the economic benefits from the VIE (continued)

Exclusive Business Cooperation and Service Agreement (continued)

The accompanying consolidated financial statements reflect the activities of TRX and each of the following entities:

Name	Background	Ownership
Subsidiaries:
TRX HK	A Hong Kong company	100% owned by TRX
Incorporated on March 20, 2019
Peak	A Hong Kong company	100% owned by TRX HK
Incorporated on July 9, 2020
TRX BJ	A PRC limited liability company and a wholly foreign owned enterprise	100% owned by TRX HK
Incorporated on April 30, 2019
TRX USA	A New York company	100% owned by TRX
Incorporated on March 19, 2024
VIE:
TRX ZJ	A PRC limited liability company	VIE
Incorporated on January 18, 2010
Insurance products brokerage service and insurance related risk management service provider
VIE’s subsidiaries:
NDB Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 1, 2016
TYDW Technology	A PRC limited liability company	100% owned by TRX ZJ
Incorporated on December 12, 2016
Hengbang Insurance	A PRC limited liability company	99.8% owned by TRX ZJ
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

Significant estimates during the years ended October 31, 2024, 2023 and 2022 include the useful life of intangible assets, the assumptions used in assessing impairment of long-term assets, the fair value of the consideration given and assets acquired and liabilities assumed in the asset acquisition of Peak, the valuation of deferred tax assets and associated valuation allowances, and the valuation of stock-based compensation.

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

Assets and liabilities measured at fair value on a recurring basis: Short-term investments are measured at fair value on a recurring basis. These assets are measured at fair value on an ongoing basis.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments and Fair Value Measurements (continued)

The following table provides these assets carried at fair value, measured as of October 31, 2024:

	Quoted Price in	Significant Other	Significant	Balance at
	Active Markets	Observable Inputs	Unobservable Inputs	October 31,
	(Level 1)	(Level 2)	(Level 3)	2024
Short-term investment	$—	$28,090,382	$—	$28,090,382

The following table provides these assets carried at fair value, measured as of October 31, 2023:

	Quoted Price in	Significant Other	Significant	Balance at
	Active Markets	Observable Inputs	Unobservable Inputs	October 31,
	(Level 1)	(Level 2)	(Level 3)	2023
Short-term investment	$—	$26,797,081	$—	$26,797,081

Cash

Cash include cash on hand and cash in banks.

At October 31, 2024 and 2023, the Company’s cash balances by geographic area were as follows:

Country:	October 31, 2024		October 31, 2023
China	$209,532	70.5%	$2,383	100.0%
Hong Kong	87,756	29.5%	—	—
Total cash	$297,288	100.0%	$2,383	100.0%

Cash in China may not be freely transferable out of the PRC because of exchange control regulations or other reasons.

Restricted Cash

In its capacity as an insurance broker, occasionally, the Company collects premiums from certain insureds and remits the premiums to the appropriate insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity bank account until disbursed by the Company to the respective insurance carriers. The unremitted funds are held in a bank for a short period of time. In addition, the Company as an insurance broker is required to reserve 10% of its registered capital in cash held in an escrow bank account pursuant to the China Insurance Regulatory Commission (“CIRC”) rules and regulations. As of October 31, 2024 and 2023, restricted cash amounted to $698,949 and $692,692, respectively.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk and Uncertainties

The ramifications of the COVID-19 pandemic, reported to have started in December 2019 in China and spread globally, are filled with uncertainty and changing quickly.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals’ actions to be taken in response to the pandemic.

A portion of the Company’s cash and restricted cash is maintained with state-owned banks within the PRC. Balances at state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $70,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At October 31, 2024, cash and restricted cash balances held in the PRC were approximately RMB 6,466,000 (approximately $908,000), of which, approximately RMB 5,414,000 (approximately $761,000) was not covered by such limited insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Peak is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of Hong Kong Dollar (“HKD”) 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. At October 31, 2024, cash balance of approximately HKD 682,000 (approximately $88,000) was maintained at financial institutions in Hong Kong, of which, approximately HKD 111,000 (approximately $14,000) was not insured by the Hong Kong Deposit Protection Board.

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

The Company had short-term investments of $28,090,382 and $26,797,081 as of October 31, 2024 and 2023, respectively. Income from short term investments for the years ended October 31, 2024, 2023 and 2022 amounted to $539,072, $692,733 and $282,968, respectively, which was included in interest income on the accompanying consolidated statements of operations and comprehensive loss.

Accounts Receivable and Reserve for Credit Losses

Accounts receivable are presented net of reserve for credit losses. The Company maintains reserve for credit losses for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific reserves when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

Management believes that accounts receivable is fully collectable. Therefore, no material reserve for credit losses is deemed to be required on its accounts receivable at October 31, 2024 and 2023.

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

Intangible Assets

Intangible assets consist of regulatory licenses and are being amortized on a straight-line method over the estimated useful life of 10 years.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of Long-lived Assets (continued)

In October 2024, the Company assessed its long-lived assets for any impairment and concluded that there were indicators of impairment as of October 31, 2024 and it calculated that the estimated undiscounted cash flows were less than the carrying amount of the intangible assets. Based on its analysis, the Company recognized an impairment loss of $1,677,301 for the year ended October 31, 2024, which reduced the value of intangible assets acquired to $0. In October 2022, the Company assessed its long-lived assets for any impairment and concluded that there were indicators of impairment as of October 31, 2022 and it calculated that the estimated undiscounted cash flows from the projected sales was less than the carrying amount of the intangible asset. Based on its analysis, the Company recognized an impairment loss of $123,646 for the year ended October 31, 2022, which reduced the value of intangible asset developed to $0. The Company did not record any impairment charge for the year ended October 31 2023, as there was no impairment indicator noted.

Insurance Premiums Payable

Insurance premiums payable represent premium payments that have been received from insureds on the insurance carriers’ behalf, but not yet remitted to the insurance carriers as of the balance sheet dates. As of October 31, 2024 and 2023, insurance premiums payable amounted to $506,047 and $0, respectively, which was included in accrued liabilities and other payables on the accompanying consolidated balance sheets.

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

No allowance for cancellation has been recognized for brokerage business, as the Company estimates, based on its past experience, that the cancellation of policies rarely occurs. Any subsequent commission adjustments in connection with policy cancellations, which have been minimal to date, are recognized upon notification from the insurance carriers. Actual commission adjustments in connection with the cancellation of policies were 0.0%, 0.9% and 1.7% of the total commission revenue for the years ended October 31, 2024, 2023 and 2022, respectively.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Revenue recognition criteria: (continued)

Occasionally, certain policyholders or insureds might request the Company to assist them for claim process on their behalf with the insurance carriers. The Company generally will spend approximately an hour on the phone with the insurance carriers if such assistance is requested by the insured. Based on historical experience, claim service calls and related labor costs have been minimal. The Company spent approximately 0, 0 and 9 hours in connection with the claim process services provided to the insureds for the years ended October 31, 2024, 2023 and 2022, respectively. Based on historical data, the transaction price does not include any element of consideration that is variable or contingent on the outcome of future events, such as policy cancellations, lapses, and volume of business or claims experience.

The Company does not offer promotional payments, customer coupons, rebates or other cash redemption offers to its customers.

Disaggregation of Revenue

The following table sets forth the Company’s revenue based on services for the periods indicated:

	Years Ended October 31,
	2024	2023	2022
Insurance brokerage services	$3,219,336	$1,244,247	$1,324,655
Insurance related risk management services	—	—	27,254
Total revenues	$3,219,336	$1,244,247	$1,351,909

Employee Benefits

The Company makes mandatory contributions to the PRC government’s health, retirement benefit and unemployment funds in accordance with the relevant Chinese social security laws. The costs of these payments are charged to the same accounts as the related salary costs in the same period as the related salary costs are incurred. Employee benefit costs totaled $15,164, $45,244 and $146,431 for the years ended October 31, 2024, 2023 and 2022, respectively.

Selling and Marketing Expenses

All costs related to selling and marketing are expensed as incurred. For the years ended October 31, 2024, 2023 and 2022, selling and marketing costs amounted to $3,372,829, $2,438,248 and $1,764,909, respectively.

Advertising Costs

Advertising costs are expensed as incurred and included in the selling and marketing expenses. Advertising costs were $1,785,336, $979,694 and $837,807 for the years ended October 31, 2024, 2023 and 2022, respectively.

Stock-based Compensation

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) ASC 718, “Compensation —Stock Compensation,” which establishes accounting standards for non-employee and employee stock-based awards. Under the provisions of FASB ASC 718, the fair value of stock issued is used to measure the fair value of services received by the Company. For non-employee stock-based awards, fair value is measured based on the value of the Company’s stock on the date that the commitment for performance by the counterparty has been established. The fair value of the equity instrument is calculated and then recognized as compensation expense over the requisite performance period. For employee stock-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight–line basis, as specified in the stock grant, over the requisite service period for the award.

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

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 “Income Taxes”. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of October 31, 2024 and 2023, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of October 31, 2024, income tax returns for the tax years ended October 31, 2019 through October 31, 2023 remain open for statutory examination by PRC tax authorities. The Company recognizes interest and penalties related to significant uncertain income tax positions in income tax expense, if any. There were no such interest and penalties as of October 31, 2024 and 2023.

Foreign Currency Translation and Transaction

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of the parent company, TRX, and TRX HK, is the U.S. dollar, and the functional currency of Peak is the Hong Kong dollar, and the functional currency of TRX BJ, TRX ZJ, and TRX ZJ’s subsidiaries is the Chinese Renminbi (“RMB”). Monetary assets and liabilities denominated in currencies other than the reporting currency are translated into the reporting currency at the rates of exchange prevailing at the balance sheet date. Revenue and expenses are translated using average rates during each reporting period, and stockholders’ equity is translated at historical exchange rates. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss.

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

Asset and liability accounts at October 31, 2024 was translated at HKD 7.7745 to $1.00, which was the exchange rate on the balance sheet date. Asset and liability accounts at October 31, 2024 and 2023 were translated at RMB 7.1179 and RMB 7.3171 to $1.00, respectively, which were the exchange rates on the balance sheet dates. Equity accounts were stated at their historical rates. The average translation rate applied to consolidated statements of operations and cash flows for the period from February 29, 2024 through October 31, 2024 was HKD 7.8057 to $1.00. The average translation rates applied to consolidated statements of operations and cash flows for the years ended October 31, 2024, 2023 and 2022 were RMB 7.1746, RMB 7.0584 and RMB 6.6166 to $1.00, respectively.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Loss

Comprehensive loss is comprised of net loss and all changes to the statements of equity, except those due to investments by stockholders, changes in paid-in capital and distributions to stockholders. For the Company, comprehensive loss for the years ended October 31, 2024, 2023 and 2022 consisted of net loss and unrealized gain (loss) from foreign currency translation adjustment.

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

Basic net loss per ordinary share is computed by dividing net loss available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period. Diluted net loss per ordinary share is computed by dividing net loss by the weighted average number of shares of ordinary stock, ordinary stock equivalents and potentially dilutive securities outstanding during each period. For the years ended October 31, 2024, 2023 and 2022, potentially dilutive ordinary shares consisted of ordinary shares issuable upon the exercise of ordinary stock warrants (using the treasury stock method). Ordinary stock equivalents are not included in the calculation of diluted loss per ordinary share if their effect would be anti-dilutive. In a period in which the Company has a net loss, all potentially dilutive securities are excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact. The following table summarizes the securities that were excluded from the diluted per share calculation because the effect of including these potential shares was antidilutive:

	Years Ended October 31,
	2024	2023	2022
Stock warrants	131,000	141,800	141,800
Potentially dilutive securities	131,000	141,800	141,800

Non-controlling Interest

On November 7, 2017, TRX ZJ sold a 0.2% equity interest in Hengbang Insurance to two third party individuals. As of October 31, 2024, these two individuals aggregately owned 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control.

Segment Reporting

ASC 280 “Segment reporting” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company uses “the management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and chairman of the Company, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. The Company has determined that it has one reportable business segment. During the years ended October 31, 2024, 2023 and 2022, all of the Company’s customers are in the PRC and all revenue is derived from the provision of insurance brokerage services and insurance related risk management services.

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

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (“Topic 326”). The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The adoption of this new guidance did not have any material impact on the Company’s consolidated financial statements.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – VARIABLE INTEREST ENTITY AND OTHER CONSOLIDATION MATTERS (continued)

The following consolidated financial information of the VIE and its subsidiaries as a whole as of October 31, 2024 and 2023 and for the years ended October 31, 2024, 2023 and 2022 was included in the accompanying consolidated financial statements of the Company. Intercompany transactions between the VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of October 31,
	2024	2023
Cash	$209,072	$2,262
Restricted cash	698,949	692,692
Short-term investments	28,090,382	26,797,081
Accounts receivable	1,411,786	18,960
Note receivable – related party	1,370,741	—
Other current assets	58,138	91,482
Right-of-use assets, operating lease	51,361	54,870
Other non-current assets	4,948	6,280
Total Assets	31,895,377	27,663,627

Taxes payable	714,761	608,402
Loan payable	983,421	—
Other current liabilities	1,495,743	540,344
Non-current liabilities	169,595	—
Total Liabilities	3,363,520	1,148,746

Net assets	$28,531,857	$26,514,881

	Years Ended October 31,
	2024	2023	2022
Revenues	$3,219,336	$1,244,247	$1,351,909
Income (loss) from operations	1,210,736	(202,651)	(950,762)
Net income (loss)	$1,715,526	$325,352	$(702,956)

NOTE 5 – ACQUISITION

In order to expand the Company’s business into Hong Kong, on February 12, 2024, TRX HK and the sole shareholder of Peak Consulting Services Limited (the “Peak Shareholder”), a private limited company formed in Hong Kong (“Peak”), entered into a sale and purchase agreement (the “Peak Agreement”), pursuant to which TRX HK, on February 29, 2024, acquired 600,000 ordinary shares of Peak representing 100% of the issued and outstanding ordinary shares of Peak in consideration of 694,445 Class A ordinary shares of the Company. The shares of the Class A ordinary shares issued to the Peak Shareholder have been valued at $2.70 per share, the fair market value on transaction date.

As described in Note 1, on February 29, 2024, the Company completed its acquisition of Peak in accordance with the terms of the Peak Agreement. To determine the accounting for this transaction under ASU 2017-01, an assessment was made as to whether an integrated set of assets and activities should be accounted for as an acquisition of a business or an asset acquisition. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. If that screen is met, the set is not a business. In connection with the acquisition, substantially all of the fair value is concentrated in regulatory licenses. As such, the acquisition has been treated as an acquisition of Peak assets and an assumption of Peak liabilities.

In connection with the acquisition, the Company did not incur any direct transaction cost. The costs of acquisition are allocated to the acquired assets and assumed liabilities based on their estimated fair values at the date of acquisition, and any excess is allocated to intangible assets (regulatory licenses). The costs of acquisition exceeded the fair value of net assets acquired by approximately $1.8 million. The Company allocated the $1.8 million excess to intangible assets (regulatory licenses).

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – ACQUISITION (continued)

The following summarizes total consideration transferred to the Peak Shareholder under the acquisition as well as the fair value of the assets acquired and liabilities assumed under the acquisition:

February 29, 2024
Assets acquired:
Cash	$77,893
Intangible assets	1,797,109
Total assets	1,875,002
Liabilities assumed:
Accrued liabilities	—
Total liabilities	—
Purchase price	$1,875,002

The fair values of the current asset acquired and the current liabilities assumed were estimated to be equal to the carrying value on the books of the acquired entity. The acquisition cost of all other assets and liabilities acquired were allocated to those individual assets acquired and liabilities assumed, based on their estimated relative fair values.

NOTE 6 – OTHER CURRENT ASSETS

At October 31, 2024 and 2023, other current assets consisted of the following:

	October 31, 2024	October 31, 2023
Recoverable VAT	$20,051	$38,641
Prepaid expenses	53,696	—
Security deposit	—	17,716
Deferred tax assets	9,852	16,546
Interest receivable – related party	2,503	—
Other	48	34,605
Total	$86,150	$107,508

NOTE 7 – NOTE RECEIVABLE

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

The interest income related to these notes was $156,000, $37,808 and $262,192 for the years ended October 31, 2024, 2023 and 2022, respectively, and was included in “Interest income” on the consolidated statements of operations and comprehensive loss.

As of October 31, 2024 and 2023, the outstanding principal balance of this note was $7,800,000 and was recorded as current and non-current “Note receivable”, respectively, on the accompanying consolidated balance sheets.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – PROPERTY AND EQUIPMENT

At October 31, 2024 and 2023, property and equipment consisted of the following:

	Useful Life	October 31, 2024	October 31, 2023
Office equipment and furniture	3 – 5 Years	$52,450	$51,022
Less: accumulated depreciation		(47,502)	(44,742)
		$4,948	$6,280

For the years ended October 31, 2024, 2023 and 2022, depreciation expense amounted to $1,496, $1,631 and $3,663, respectively, which was included in operating expenses.

NOTE 9 – INTANGIBLE ASSETS

Intangible assets consist of the valuation of identifiable intangible assets acquired (see Note 5), representing regulatory licenses. The Company uses its best estimates and assumptions as part of the purchase price allocation process to accurately value the identifiable intangible assets at the acquisition date. The straight-line method of amortization represents the Company’s best estimate of the distribution of the economic value of the identifiable intangible assets.

In October 2024, the Company assessed its regulatory licenses for any impairment and concluded that there were indicators of impairment as of October 31, 2024. The impairment is due to the Company’s conclusion that it will be unable to realize any future revenue from the expansion of its business into Hong Kong insurance brokerage market. The Company calculated that the estimated undiscounted cash flows were less than the carrying amount of the intangible assets. The Company has not been able to realize the financial projections provided by Peak’s management for the sale of Peak the time of the intangible assets purchase and has recognized an impairment loss of $1,677,301 related to the intangible assets for the year ended October 31, 2024, which reduced the value to zero.

At October 31, 2024, intangible assets consisted of the following:

	Useful Life	October 31, 2024
Regulatory licenses	10 Years	$1,797,109
Less: accumulated amortization		(119,808)
Less: impairment loss		(1,677,301)
		$—

For the year ended October 31, 2024, amortization expense amounted to $119,808, which represented amortization from February 29, 2024 (the date of acquisition) to October 31, 2024. There was no comparable amortization prior to the date of acquisition.

NOTE 10 – TAXES PAYABLE

At October 31, 2024 and 2023, taxes payable consisted of the following:

	October 31, 2024	October 31, 2023
Income taxes payable	$663,348	$623,812
VAT payable	68,427	—
Other	1,074	13
	$732,849	$623,825

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – ACCRUED LIABILITIES AND OTHER PAYABLES

At October 31, 2024 and 2023, accrued liabilities and other payables consisted of the following:

	October 31, 2024	October 31, 2023
Accrued professional service fees	$537,315	$364,840
Insurance premiums payable	506,047	—
Expenses paid by employees on the Company’s behalf	332,571	—
Expenses paid by third parties on the Company’s behalf	178,339	—
Other	9,248	116,961
	$1,563,520	$481,801

NOTE 12 – LOAN PAYABLE

On October 20, 2024, the Company entered into two Line of Credit Agreements (the “Line of Credit Agreements”) providing the Company with a RMB 8,800,000 (Approximately $1.2 million) line of credit (the “Line of Credit”) from two third party companies. The Line of Credit allows the Company to request loans thereunder until the facility matures in January 2025. Loans drawn under the Line of Credit bear interest at an annual rate of 2.0% and each individual loan is payable 90 days from the date of issuance. The Company may prepay the borrowings under the Line of Credit. As of October 31, 2024, the outstanding principal balance was $983,421.

On October 21, 2024, the Company issued a loan to a third party company in the principal amount of RMB 1,000,000 (approximately $140,000), which carries interest of 2.0% per annum. Both interest and principal of this loan are due in October 2026. The Company may prepay the principal of RMB $1,000,00. The principal balance payable on this loan was $140,491 at October 31, 2024.

The Company recorded interest expense of $1,547 on these loan payables for the year ended October 31, 2024.

NOTE 13 – RELATED PARTY TRANSACTIONS

Office Space from Related Party

In the years ended October 31, 2024 and 2023, the Company did not lease any office space from related party.

In the year ended October 31, 2022, the Company leased office space from WDZG Consulting, which owns 100% of TRX ZJ. For the year ended October 31, 2022, rent expense related to office leased from WDZG Consulting amounted approximately $4,000, which have been included in general and administrative - other on the accompanying consolidated statements of operations and comprehensive loss.

Borrowings from Related Parties and Interest Expense

In fiscal year 2024, the Company borrowed $95,520 from related parties for working capital needs and repaid $21,727 to such related parties. The related parties’ borrowings are short-term in nature, non-interest bearing, unsecured and repayable on demand.

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

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – RELATED PARTY TRANSACTIONS (continued)

Note Receivable – Related Party

On September 19, 2024, the Company entered into a promissory note receivable with Xian Xu, TRX ZJ’s manager. In connection with the note receivable, the Company disbursed $2,251,945 to Xian Xu and received repayments of $892,036 in the year ended October 31, 2024. The promissory note bears interest at the rate of 3.0% per annum. At October 31, 2024, the note receivable amounted to $1,370,741. During the year ended October 31, 2024, in connection with this note receivable, the Company recorded interest income of $2,483. As of October 31, 2024, the related interest receivable of this promissory note was $2,503 and has been included in other current assets on the accompanying consolidated balance sheet. Xian Xu repaid this note receivable plus all interest due subsequently.

Due from Related Party

At October 31, 2024 and 2023, due from related party consisted of the following:

Name of related party	October 31, 2024	October 31, 2023
Sheng Xu (*)	$10,097	$—
	$10,097	$—
(*)	Sheng Xu is the Company’s chief executive officer and she is the spouse of Zhe Wang, who is the Company’s former chief executive officer.

The balance of due from such related party was short-term in nature, unsecured, repayable on demand, and bears no interest. Management believes that the related party receivable is fully collectable. Therefore, no reserve for credit loss is deemed to be required on its due from related party at October 31, 2024. The Company historically has not experienced an uncollectible receivable from the related party.

Due to Related Parties

At October 31, 2024 and 2023, due to related parties consisted of the following:

Name of Related Party	October 31, 2024	October 31, 2023
Baohai Xu (1)	$503,713	$426,885
Zhe Wang (2)	121,195	120,985
Sheng Xu	—	4,862
Mufang Gao (3)	768,506	310,771
Feng’e Feng (4)	186,571	186,571
Mingxiu Luan (5)	123,436	123,436
	$1,703,421	$1,173,510
(1)	Baohai Xu is the Company’s manger.
(2)	Zhe Wang is the Company’s former chief executive officer and he is the spouse of Sheng Xu.
(3)	Mufang Gao is Zhe Wang’s mother.
(4)	Feng’e Feng is Sheng Xu’s mother.
(5)	Mingxiu Luan is the Company’s former chief financial officer.

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

United States

As of October 31, 2024, the Company and its subsidiaries did not conduct business in the United States. Therefore, no United States Income Tax should be imposed upon the Company and its subsidiaries as of October 31, 2024.

PRC

TRX BJ, TRX ZJ, NDB Technology, TYDW Technology, and Hengbang Insurance are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The EIT rate for companies operating in the PRC is 25%.

In the year ended October 31, 2024, TRX ZJ and TYDW were each recognized as a small low-profit enterprise and received a preferential income tax rate. In the year ended October 31, 2023, NDB Technology and Hengbang Insurance were each recognized as a small low-profit enterprise and received a preferential income tax rate. In the year ended October 31, 2022, NDB Technology, TYDW Technology, and Hengbang Insurance were each recognized as a small low-profit enterprise and received a preferential income tax rate.

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate

The Company operates in serval tax jurisdictions. Therefore, its income is subject to various rates of taxation. The income tax expense differs from the amount that would have resulted from applying the Cayman Islands statutory income tax rate to the Company’s pre-tax income as follows:

	For the Years Ended October 31,
	2024	2023	2022
Loss before income tax expenses	$3,944,805	$2,292,643	$4,660,550
Cayman statutory income tax rate	0%	0%	0%
Income tax calculated at statutory rate	—	—	—
Increase in income tax expense resulting from:
Rate differences in various jurisdictions	42,123	161,339	23,639
Income tax expense / effective tax rate	$42,123	$161,339	$23,639

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – INCOME TAXES (continued)

Reconciliation of the Differences Between Statutory Tax Rate and the Effective Tax Rate (continued)

The Company’s approximate net deferred tax assets as of October 31, 2024 and 2023 attributable to tax filings in the PRC were as follows:

Deferred tax assets:	October 31, 2024	October 31, 2023
Net operating loss carryforward	$3,530	$84,474
Accrued payroll liability	9,852	16,546
Valuation allowance	(3,530)	(84,474)
Net deferred tax assets	$9,852	$16,546

The Company provided a valuation allowance equal to the deferred income tax assets related to net operating loss carryforward for the year ended October 31, 2024, because it was not known whether future taxable income will be sufficient to utilize the loss carryforward. The potential tax benefit arising from the loss carryforward will begin to expire in 2027.

As of October 31, 2024 and 2023, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of October 31, 2024, income tax returns for the tax years ended October 31, 2019 through October 31, 2023 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s consolidated financial statements as of October 31, 2024 and 2023. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

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

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The management evaluated the Company’s tax positions and concluded that no provision for uncertainty in income taxes was necessary as of October 31, 2024 and 2023.

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

Ordinary Shares Issued for Services

During the year ended October 31, 2024, the Company issued a total of 898,000 shares of its Class A ordinary shares pursuant to its 2023 performance incentive plans for services rendered. These shares were valued at $2,818,565, the fair market values on the grant dates using the reported closing share prices on the dates of grant, and the Company recorded share-based compensation expense of $2,818,565 for the year ended October 31, 2024.

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

2021 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on December 3, 2021 and reserved 200,000 Class A ordinary shares for issuance thereunder. As of October 31, 2024, the Company had issued a total of 199,440 shares of Class A ordinary stock.

2023 Performance Incentive Plan

The Company filed a registration statement on Form S-8 on July 25, 2023 and reserved 1,000,000 Class A ordinary shares for issuance thereunder. As of October 31, 2024, the Company had issued a total of 968,000 shares of Class A ordinary stock.

Ordinary Shares Issued for Acquisition

On May 7, 2024, pursuant to a sale and purchase agreement entered in February 2024 to acquire Peak Consulting Services Limited, the Company issued 694,445 Class A ordinary shares to Yuefu, the sole shareholder of Peak Consulting Services Limited. These shares were valued at $1,875,002, the fair market value on transaction date.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – EQUITY (continued)

Warrants

Stock warrants activities during the years ended October 31, 2024, 2023 and 2022 were as follows:

	Number of Warrants	Weighted Average Exercise Price
Outstanding at October 31, 2021	141,800	$194.29
Granted	—	—
Exercised	—	—
Outstanding at October 31, 2022	141,800	194.29
Granted	—	—
Exercised	—	—
Outstanding at October 31, 2023	141,800	194.29
Granted	—	—
Expired	(10,800)	(125.00)
Outstanding at October 31, 2024	131,000	$200.00
Warrants exercisable at October 31, 2024	131,000	$200.00

Both the stock warrants outstanding and stock warrants exercisable at October 31, 2024 had no intrinsic value.

The following table summarizes the shares of the Company’s ordinary stock issuable upon exercise of warrants outstanding at October 31, 2024:

Warrants Outstanding			Warrants Exercisable
Exercise	Number Outstanding	Weighted Average Remaining	Number Exercisable at	Exercise
Price	at October 31, 2024	Contractual Life (Years)	October 31, 2024	Price
$200.00	131,000	1.61	131,000	$200.00

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

For the years ended October 31, 2024, 2023 and 2022, statutory reserve activities were as follows:

	TRX ZJ	NDB Technology	TYDW Technology	Total
Balance – October 31, 2021	$126,204	$2,680	$70,769	$199,653
Addition to statutory reserve	—	500	26,100	26,600
Balance – October 31, 2022	126,204	3,180	96,869	226,253
Addition to statutory reserve	—	—	48,897	48,897
Balance – October 31, 2023	126,204	3,180	145,766	275,150
Addition to statutory reserve	—	—	41,534	41,534
Balance – October 31, 2024	$126,204	$3,180	$187,300	$316,684

As of October 31, 2024 and 2023, the restricted amounts as determined pursuant to PRC statutory laws totaled $316,684 and $275,150, respectively, and total restricted net assets amounted to $7,851,132 and $6,732,073, respectively.

Cash Transfers Between the Company, Its Subsidiaries and VIE

During the year ended October 31, 2024, VIE transferred cash of approximately $600 to TRX BJ.

During the year ended October 31, 2023, VIE transferred cash of $15,000 to TRX, and TRX HK transferred cash of approximately $600 to TRX BJ, and TRX BJ transferred cash of approximately $700 to VIE.

During the year ended October 31, 2022, there was no cash or other assets transfer between TRX, its subsidiaries, and the VIE.

NOTE 16 – NON-CONTROLLING INTEREST

As of October 31, 2024, two third party individuals owned 0.2% of the equity interests of Hengbang Insurance, which is not under the Company’s control. The following was a summary of non-controlling interest activities in the years ended October 31, 2024, 2023 and 2022.

Amount
Non-controlling interest at October 31, 2021	$489
Net loss attributable to non-controlling interest	(32)
Foreign currency translation adjustment attributable to non-controlling interest	(57)
Non-controlling interest at October 31, 2022	400
Net loss attributable to non-controlling interest	(5)
Foreign currency translation adjustment attributable to non-controlling interest	(1)
Non-controlling interest at October 31, 2023	394
Net loss attributable to non-controlling interest	(3)
Foreign currency translation adjustment attributable to non-controlling interest	11
Non-controlling interest at October 31, 2024	$402

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – COMMITMENTS AND CONTINCENGIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

Operating Leases Commitment

The Company is a party to leases for office space. These lease agreements will expire through January 2027. Rent expense under all operating leases, included in operating expenses in the accompanying consolidated statements of operations and comprehensive loss, amounted to approximately $40,000, $75,000 and $316,000 for the years ended October 31, 2024, 2023 and 2022, respectively.

Supplemental cash flow information related to leases for the years ended October 31, 2024, 2023 and 2022 is as follows:

	Years Ended October 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows paid for operating lease	$53,919	$85,372	$231,421
Right-of-use assets obtained in exchange for lease obligation:
Operating lease	$68,505	$35,666	$174,824

The following table summarizes the lease term and discount rate for the Company’s operating lease as of October 31, 2024:

Operating Lease
Weighted average remaining lease term (in years)	2.21
Weighted average discount rate	4.75%

The following table summarizes the maturity of lease liabilities under operating lease as of October 31, 2024:

For the Year Ending October 31:	Operating Lease
2025	$26,772
2026	24,751
2027	5,995
Thereafter	—
Total lease payments	57,518
Amount of lease payments representing interest	(2,831)
Total present value of operating lease liabilities	$54,687
Current portion	$24,820
Long-term portion	29,867
Total	$54,687

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

NOTE 17 – COMMITMENTS AND CONTINGENCIES (continued)

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

NOTE 18 – CONCENTRATIONS

Concentrations of Credit Risk

Balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB 500,000 (approximately $70,000) per bank. Any balance over RMB 500,000 per bank in PRC will not be covered. At October 31, 2024, cash and restricted cash balances held in the PRC are approximately $908,000, of which, approximately $761,000 were not covered by such limited insurance, respectively. The Company has not experienced any losses in accounts held in PRC’s financial institutions and believes it is not exposed to any risks on its cash and restricted cash held in the PRC’s financial institutions.

We believe that there is no significant credit risk associated with cash in Hong Kong, which were held by reputable financial institutions in the jurisdiction where Peak is located. The Hong Kong Deposit Protection Board pays compensation up to a limit of Hong Kong Dollar (“HKD”) 500,000 (approximately $64,000) if the bank with which an individual/a company hold its eligible deposit fails. At October 31, 2024, cash balance of approximately $88,000 was maintained at financial institutions in Hong Kong, of which, approximately $14,000 was not insured by the Hong Kong Deposit Protection Board.

Insurance Carriers

The following table sets forth information as to each insurance carrier that accounted for 10% or more of the Company’s revenue for the years ended October 31, 2024, 2023 and 2022.

	For the Years Ended October 31,
Carrier	2024	2023	2022
A	52%	*	*
B	14%	*	*
C	13%	*	*
D	*	32%	*
E	*	28%	*
F	*	10%	*
G	*	*	21%
H	*	*	13%

*Less than 10%

Three insurance carriers, whose outstanding receivables accounted for 10% or more of the Company’s total outstanding accounts receivable at October 31, 2024, accounted for 99.9% of the Company’s total outstanding accounts receivable at October 31, 2024.

Two insurance carriers, whose outstanding receivables accounted for 10% or more of the Company’s total outstanding accounts receivable at October 31, 2023, accounted for 89.4% of the Company’s total outstanding accounts receivable at October 31, 2023.

Suppliers

No supplier accounted for 10% or more of the Company’s purchase during the years ended October 31, 2024, 2023 and 2022.

TIAN RUIXIANG HOLDINGS LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

NOTE 20 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

Ordinary Shares Sold for Cash

On November 1, 2024, the Company entered into 20 subscription agreements (each, a “Subscription Agreement”, and collectively, the “Subscription Agreements”) with 20 purchasers (each, a “Purchaser”, and collectively, the “Purchasers”), respectively. Pursuant to the Subscription Agreements the Company sold an aggregate of 5,400,000 shares of its ordinary stock at a purchase price of $1.852 per share to Purchasers. The Company received proceeds of $10,000,000.

Each Subscription Agreement provides that the respective Purchaser is entitled to the following: (i) one demand registration with respect to her purchased shares (such demand registration right will be terminated on the thirty six-month anniversary of the date of the Subscription Agreement), (ii) the right to purchase up to the same number of the Class A Ordinary Shares purchased at a per share price of $1.852, pursuant to an agreement which shall be entered into by the parties in a customary form reasonably acceptable to the parties, until the three-year anniversary of the date of the Subscription Agreement, if the market price of the Class A Ordinary Share, is not lower than $1.852 per share on the exercising date, and (iii) in the event that the Company further issues any Class A Ordinary Shares or any securities convertible into or exercisable for Class A Ordinary Shares in any subsequent financing after the date of the Subscription Agreements and before the first anniversary of the Subscription Agreements, at a price per share (the “New Issuance Price Per Share”) that is lower than the price per share paid by the Purchasers under the Subscription Agreements, the Company shall issue to each Purchaser an additional number of Class A Ordinary Shares such that the effective purchase prices per share paid by the Purchaser shall equal to the New Issuance Price Per Share.

Ordinary Shares Issued for Services

In December 2024, the Company issued 32,000 shares of its Class A ordinary shares pursuant to its 2023 performance incentive plan for services rendered. These shares were valued at $52,160, the fair market value on the grant date using the reported closing share price on the date of grant.

Ordinary Shares Sold for Cash

In January 2025, the Company sold 1,000,000 shares of its Class B Ordinary Share at a purchase price of $2.31 per share, the fair market value on transaction date, to a related party pursuant to a subscription agreement. The Company received proceeds of $2,310,000.

Ordinary Shares Issued Pursuant to Related Party Debt Conversion Agreement

On January 6, 2025, the Company and five related party creditors entered into five agreements pursuant to which the Company settled debts in the aggregate amount of $2,209,575 by issuance of an aggregate of 1,355,568 shares of the Company’s Class A Ordinary Share.